SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated February 12, 2016

2	2015 Annual Report

3	2015 Report of the Committees

Item 1

MATERIAL FACT

Banco Santander hereby informs that it has today published its 2015 committees report (reports of the audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee), and has sent its 2015 Annual Financial Report to the National Securities Market Commission (CNMV). These documents are available on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), February 12, 2016

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

Item 2

2015

Annual report

We want to help people and businesses prosper

Santander

Meeting our commitments

with shareholders

Underlying attributable profit
Million euros

6,566
5,816
5,966[1]
+13%
2015/2014
2014
2015

1. Attributable profit, including non-recurring net capital gains and provisions, +3%.

Ordinary RoTE
%

11.0%
11.0%
2014
2015

TNAV/share[1]
€

4.01
4.12
+3%
2015/2014
2014
2015

1. Calculated on a like-for-like basis with 2014.

Cash dividend
€/share

0.09
0.16
+79%
2015/2014
2014
2015

Geographic diversification:
97% of underlying profit generated in nine countries and in consumer finance business in Europe

UNITED STATES
8%
MEXICO
7%
BRAZIL
19%
CHILE
5%
ARGENTINA
4%
OTHER COUNTRIES
3%
UNITED KINGDOM
23%
SANTANDER CONSUMER FINANCE
11%
POLAND
4%
PORTUGAL
4%
SPAIN
12%
Main countries
Santander Consumer Finance
Geographic credit risk distribution:
Europe 72%
United States and Mexico 15%
South America 13%

2

Helping people and businesses

prosper in 2015

75% of employees perceive Banco Santander as Simple, Personal and Fair

82% of employees are proud to work at Banco Santander

13.8 (+10%) million loyal customers

16.6 (+17%) million digital customer

Business growth

+6% loans

+7% customer funds

People
193,863
employees

Customers
121
million

Communities
1.2
million people helped

Shareholders
3.6
million

35,349 scholarships granted

1,229 agreements with universities and academic institutions in 21 countries

10.05% fully loaded CET1 ratio

+79% cash dividend per share

Simple | Personal | Fair

3

4

The foundations of our transformation

Corporate governance and team

What do we want? Strengthen the Bank’s corporate governance incorporating the best international practices and complying with the highest standards	> > >

✓ What have we done?

•    Significant renewal of the board with the appointment of new independent directors. Consolidation of the position of lead director and of the board committees.

•    New remuneration policy for executive directors and senior management aligned with our Simple, Personal and Fair culture.

•    Changes in the corporate governance of the risk function and a new parent-subsidiary relationship framework.

Configure the executive team for the Bank’s new phase Foster the role of the corporate centre in the creation of value for the Group

New country heads have been appointed in five of the Group’s main local units and leadership in the corporate centre enhanced.

Simplified the organisational structure and reduced the number of divisions (from 15 to 10), strengthened the compliance function and improved the transparency and efficiency of the corporate centre.

Capital

What do we want? Prepare the Bank for stronger organic growth, while comfortably meeting the new regulatory requirements	> >	✓ What have we done? • €7,500 million capital increase. • Meeting the fully loaded CET1 capital ratio of more than 10% in 2015, and commitment to the market to raise it to above 11% in 2018.
Offer shareholders an attractive and sustainable return and a dividend that reflects our profits		New dividend policy that increases cash dividend pay-out to 30-40% of profits. Cash dividend per share increased 79% in 2015.

Strategy and culture

What do we want? Improve the Bank’s profitability, grow earnings and dividend per share in a sustainable way	> >

✓ What have we done?

Given a new focus to the strategy to transform us into the best retail and commercial bank for our employees, customers, shareholders and communities:

•    10% growth in loyal customers.

•    Enhanced operational excellence.

•    Created a new innovation area and developed the Santander Innoventures fund.

Ensure that our more than 190,000 professionals in all countries and businesses have a common purpose and way of doing things		Began to install a new culture throughout the Group, involving senior management and all employees in building an increasingly Simple, Personal and Fair bank.

5

2015

Annual report

8	Message from Ana Botín, Group executive chairman

16	Message from José Antonio Álvarez, chief executive officer

22	Corporate governance

1

28	Business model and strategy

30	Purpose and business model

32	Aim and value creation

34 Employees

38 Customers

44 Shareholders

48 Communities

52	Risk management

2

56	2015 results

58	Economic, banking and regulatory environment

62	Santander Group results

65	Countries

73	Global Corporate Banking

6

3

74	Corporate governance report
76	Executive summary
78	Introduction
79	Ownership structure
82	Banco Santander’s board of
directors
105	Shareholder rights and the
general shareholders’ meeting
107	Santander Group
management team
109	Transparency and independence
111	Challenges for 2016

4

112	Economic and financial review
114	Consolidated financial report
114 2015 summary of
Santander Group
116 Santander Group results
122 Santander Group
balance sheet
129	Geographic businesses
132 Continental Europe
146 United Kingdom
149 Latin America
163 United States
166 Corporate centre
168	Global businesses
168 Retail and
commercial banking
171 Global Corporate Banking

5

174	Risk management report
176	Executive summary
180	A. Pillars of the risk function
182	B. Risk control and management
model - Advanced Risk
Management
	182	1. Map of risks
	183	2. Risk governance
	185	3. Management processes and tools
	192	4. Risk culture - Risk Pro
194	C. Background and upcoming
challenges
199	D. Risk profile
	199	1. Credit risk
	230	2. Trading market risk
and structural risks
	250	3. Liquidity risk and funding
	261	4. Operational risk
	270	5. Compliance and conduct risk
	277	6. Model risk
	279	7. Strategic risk
	281	8. Capital risk
290	Appendix: EDTF transparency

292	Historical data
294	General information

7

2015 ANNUAL REPORT Message from Ana Botín

Message from Ana Botín

8

2015 ANNUAL REPORT Message from Ana Botín

Dear fellow shareholders,

In 2015, we delivered on everything we promised a year ago and delivered in the right way. We increased our earnings and used them to pay a higher cash dividend, to invest in our business and to strengthen our capital base organically. This success has put us ahead of our strategic plan.

2015 At a Glance

We have increased our number of loyal customers by 1.2 million and improved customer satisfaction so that we are now in the top 3 in 5 of the countries where we operate, which is our aim in all markets. According to our internal surveys, we are all feeling more engaged in our work.

The results of more loyal customers and a more engaged team are a strong operating performance and a net statutory profit in 2015 of €6 billion:

•	Customer loans grew by 6.4%.

•	Customer revenues grew by 7.6% to €42 billion.

•	Underlying profit after tax (excluding PPI and other one-off effects) grew by 13%.

•	This growth in revenues and profitability has allowed us also to grow our capital organically by 40 basis points, to 10.05% (10.15% excluding PPI) and to grow our cash dividend per share by 79%.

•	Finally, our company is more valuable than 1 year ago, as measured by our tangible net asset value (TNAV) per share, which grew by €0.11.

Those of you who acquired shares at the time of our capital raise on January 8 2015 and still hold them, have received a cash dividend per share of €0.11 and a total dividend per share of €0.40, equivalent to 6% of your investment.

But since that date our market valuation has fallen by 36%. This is probably related to a different perception of the strength of our capital and the extent of our regulatory capital buffers and to the concern about our presence in certain emerging markets.

The purpose of capital buffers is to protect our customers, shareholders and employees. We take this responsibility extremely seriously.

Our prudential minimum capital requirement today is to maintain a Common Equity Tier1 (CET1) of 9.75%. Our capital adequacy currently stands at 12.55%, a buffer of 280 bps, equivalent to €16 billion.

The reason we have these excess buffers is to get ready for 2019 when we will converge to the regulatory requirements known as Basel III.

As we announced to investors last September, our goal is to have a CET1 capital ratio fully compliant with Basel III criteria of more than 11% by December 2018, when our regulatory requirement will be 10.5%. I am confident that with the uplift we achieved in 2015 and our current growth and capital generation, we will meet our target.

9

2015 ANNUAL REPORT Message from Ana Botín

We have set this goal of above 11% to align with the highest prudential standards for two reasons. First, our required minimum is less because our model is considered less interconnected, and easy to resolve. Second, we need lower management buffers over this minimum because of the relatively low volatility of our earnings and our better relative performance under stress scenarios.

The key factors in favor of Santander are:

•	Our business is less volatile than that of our peers. We have paid a dividend every year for 50 years.

•	We went through the financial crisis without reporting any quarterly loss. We paid dividends every year and at the lowest point, in 2012, we delivered a net statutory profit of €2.3 billion, as our retail and commercial banking activities continued to be profitable practically in every market.

•	Our subsidiaries are autonomous in managing their capital and liquidity. We have more than sufficient capital to operate safely, to satisfy regulators in all of our markets and at the Group level, and to provide the returns expected by our investors.

•	Since 2007 we have generated profits before taxes of €93 billion. Our pre-provision profit has been on average 2.3 times the provisions we incurred. We are now transforming our bank to expand our capacity to generate capital. This will make us even more resilient throughout the business cycle.

However, what best explains our market underperformance since our historical high valuation of €100 billion in April last year are concerns about the future of Brazil.

Brazil is going through a challenging period, but our bank performed excellently there this year. Our team delivered strong recurring profits and made significant one-off positive contributions. Net statutory profit grew by 33% in local currency and by 13% in euros in 2015. Our return on tangible equity (RoTE) in Brazil was a healthy 14%. Finally, our balance sheet in Brazil –which represents 8% of total Group customer loans- shows the lowest non-performing loan ratio among the top Brazilian private banks: 3.2%.

Today in Banco Santander, as our performance in 2015 shows, we have the people, the vision and the resources to deliver for our shareholders.

We will manage the business to deliver on earnings per share (EPS), dividends per share (DPS) and TNAV per share as I laid out in my letter last year and at our Investor Day in September.

10

2015 ANNUAL REPORT Message from Ana Botín

The Santander “Moat” is large and deep

In summary, today’s market is not considering the full value and strength of our model and our diversification.

Warren Buffett often says that he likes to invest in companies with a “moat”, a competitive advantage which protects profits and market share over time.

Our moat is our critical mass in every one of our 9+1 (Santander Consumer Finance Europe) core markets, where we serve a total of 121 million customers. This provides consistent earnings, quarter after quarter and through the cycle.

We have earned the trust of our customers over many years, through hard work and careful stewardship of their financial affairs. Our relationship managers talk to many of these customers every day. They have helped them through difficult times, supporting when others who know them less well might have walked away.

We also operate in a carefully assembled mix of developed and developing markets. When one or two markets are struggling, others are thriving.

Santander Consumer Finance is the top consumer bank in Europe. In Mexico, we are the main bank for small and medium sized enterprises. In Poland, our bank is the most profitable among its peers. We have the second largest private bank and the most profitable one in Portugal. And that doesn’t take into account the continued strength of our most important banks in Spain and the UK, which have performed well despite continued low interest rates.

The combined growth of our continental European business this year has delivered €2.2 billion attributable profit, or 35% growth; our UK and US businesses delivered €2.6 billion attributable profit, 10% more, representing 31% of total attributable profit1.

The second half of this year’s disappointing share price does nothing to undermine my belief in our diversified structure which has been built to do exactly what it is doing: providing predictable earnings with lower volatility through the cycle.

Our critical mass, our personal relationships with customers and our geographical diversification combine to create the large, deep moat around us.

These are the sources of our unique competitive advantage and what give us confidence that we can deliver earnings at the same time as we adapt our business for the future.

They are the foundations upon which we are building Santander for the next 50 years.

We have scale and financial strength on our side and we are learning how to think and act like a challenger at the same time.

1. Excluding the corporate centre and Spain’s Real Estate activity.	11

2015 ANNUAL REPORT Message from Ana Botín

Customers

When I wrote to you last year and laid out my vision and plans to transform Santander, I said that the “measure of our success will be that wherever we operate our customers are the ones who champion our services and bring in new customers.” We have made great strides in helping people and businesses, our customers, prosper. I would like to review in detail what we have achieved in 2015.

Banking is an industry which will look very different very soon because of technology. But it remains at its heart a personal business. It is about satisfying the needs and aspirations of our customers, of families wanting to buy homes and businesses wanting to expand. Our daily work is about serving our 121 million customers today and to anticipate what they will need tomorrow: a loan as well as the latest mobile app to fit seamlessly into their digital lives.

Our focus this year and going forward, will be to earn the loyalty of our customers and encouraging greater use of our digital banking services. In simple terms: we want more of our customers to do more of their banking with us. And we are ready for them to do more of their banking digitally.

Progress in 2015

•	In the UK, one out of every three new accounts is now opened via our digital channels.

•	In Poland, our customers can now apply for a cash loan using their phones and receive a response within 60 seconds.

•	In Spain, a new 1|2|3 account is opened every minute through our digital channels.

As a result of these efforts, we have reached our targets and grown our number of loyal customers by 1.2 million and our digital customers by 2.5 million.

In the markets where our number of loyal customers has increased the most, so has our revenue. And this progress is reflected in rising customer satisfaction. In five of the markets we serve, we are ranked among the top three banks for customer satisfaction. We care a lot about these customer satisfaction rankings and loyalty numbers because they set the pulse of our business. If they are strong and healthy, our company is too.

People

Santander built a strong, successful culture over many years. This culture was at the root of our expansion and growth. Now we need to change. This is going to take hard work and time, but we are well on our way.

Internally, we have been undergoing a process of profound cultural change. We are reevaluating every one of our processes to ensure that we can be true to our values, purpose and aim, and be ready to embrace new technology sweeping through financial services.

I want every member of our global team to feel motivated and inspired by these changes, to know that we will do everything we can to support them in their work. I am asking for the same commitment to change from myself, my board and my most senior executives, as I am from those who work in our branches and help our customers every day.

Our latest survey of our global team showed that many more of us believe in this process today than when we started a year ago. We are rethinking how we measure performance and create incentives. Our program of flexiworking has been especially popular. We want our teams to guide us, to let us know how they can contribute most to our organization.

12

2015 ANNUAL REPORT Message from Ana Botín

During 2015 we have worked to agree on the behaviours that will help us build a bank that is more Simple, Personal and Fair.

There are eight of them: show respect; truly listen; talk straight; keep promises; actively collaborate; bring passion; support people; and embrace change. It is a short list on purpose. It is meant to be achievable.

We value honesty, energy and directness in our families and friends, and we should expect no less from our colleagues at work.

Across the organization, we are focused on becoming more efficient and more transparent. At the corporate centre, we have reduced the number of divisions from 15 to 10 as well as the number of top executives and executive board directors at the Group level.

This has allowed us to reduce the total cost of compensation for those at this level by 23%.

Good governance has taken on fresh importance since the financial crisis, and we are working harder than ever to appoint the best people and create the clearest lines of accountability between all of our operations. Our industry is complex by nature, but our business should never be more complex than necessary.

We are constantly seeking the ideal balance between our corporate centre and our countries. We trust our local teams because they are closest to our customers. But we also want them to take advantage of being part of a global Group.

From our centre in Spain, we offer products and best practices, ranging from technology systems to control, which enable our subsidiaries to capture significant economies of scale. The synergies created by this system are worth 3 points of our cost-to-income ratio. Our in-country teams can stay close to their markets while operating more efficiently than their competitors. There are no intermediate levels between our country heads and the Group CEO, because we believe that a lean corporate structure, with the fewest possible layers of management, is the best guarantee of simplicity and transparency, and will deliver for both our customers and our shareholders.

This relationship between the centre and our subsidiaries is essential to continue to improve our cost-to-income ratio, a key measure of efficiency that remains one of the best in the industry at 47.6%. And our simple, geographically ring-fenced subsidiary model results in the lowest Financial Stability Board additional capital recommendation among our peers.

Shareholders

Until the situation in Brazil began to deteriorate in mid year, the relative performance of our share price was comparable to that of our peers and the major indexes.

The long-term story of Brazil is the growth and development of one of the largest emerging economies in the world. We are going to endure the current situation, be patient and be strongly positioned when Brazil resumes its upward journey.

It is important that our shareholders recognize this, and consider the growth in our TNAV per share in 2015. There is always a lot of noise in finance, but the strong, underlying signal coming from Santander is of steady growth and value-building. I am convinced that our share price will eventually come to reflect this and our shareholders patience will be rewarded.

13

2015 ANNUAL REPORT Message from Ana Botín

We derive enormous benefits from the way our diverse geographies and retail and commercial banks with critical mass minimize our risks and even out our revenues.

During 2015, we grew our net profits (in euros) in Spain and SCF by 18%, in the UK by 27%, in Portugal by 63%, in Brazil by 13% and in Mexico by 4%. These businesses represent 81% of our customer loans and 76% of our Group profits. Chile reduced its profit by 9%, US by 21% and Poland by 15%. These three businesses represent 16% of our customer loans and 17% of our profits.

We see great potential for us to grow in Poland where we are leaders in digital channels and where loans are growing by 11%. We are working to improve our operations in the USA: we have put in place a new team in recent months, composed of top talent at both the executive and board levels. We know what we have to do in the USA to succeed on all fronts.

Our model proved its worth during the financial crisis, throughout which we never posted a single quarter of losses. We never required a bail-out in any of the countries where we operate. Though designated a global SIFI (Systemically Important Financial Institution) we have the lowest capital charge among global SIFIs. And for these reasons, we need lower capital buffers, as noted previously, than other international banks with different models.

It was not an easy decision to change our dividend policy, as we did last year. But we have to pay a dividend that reflects the reality of the macro-regulatory situation and our earnings, and is consistent with our strategy. What is important, is that our model delivers enough profits to reinvest further in: profitable growth; a strengthened capital base; and an increased dividend per share.

Communities

We continued our support for higher education through our Santander Universities programme which now reaches more than 1,200 universities around the world. Last year, we awarded around 35,000 scholarships to students attending these universities, as well as investing in programmes to improve financial inclusion and education.

We have launched the UK Discovery Project, helping people prosper through enhanced education, skills and innovation, which will support a million people by 2020.

We also supported around 7,000 entrepreneurs and 500 start-ups through our community programs to promote job creation.

Our target is to support 4.5 million people between now and 2018.

Looking ahead

It is said that strategy rarely survives first contact with adversity. But after eighteen months in charge of Santander, I am confident that the plan we have in place is the right one.

We are building from a strong and diverse base. Santander built a reputation over the past three decades as an expansive, acquisitive bank, venturing from Spain to markets across Europe and the Americas. I cannot rule out future bolt-on acquisitions in our 9+1 core markets, provided they make both strategic and financial sense, but for the immediate future we are focused on growing loyal customers and organic growth.

We are overhauling our operations and our management to make them more Simple, Personal and Fair. We want our employees to feel happier and prouder than ever to work for Santander. We are building and learning new technologies so that we can revamp our internal processes and develop better products and services for our customers, whilst remaining best-in-class in efficiency.

14

2015 ANNUAL REPORT Message from Ana Botín

And we are lowering our cost of risk with an average target for 2015-2018 of 1.2%.

Our goal is to grow earnings and dividends per share annually, reaching double digit EPS growth by 2018, from a stronger, more resilient capital base with a CET1 above 11%.

Over the coming year, we anticipate different contexts for the developed and developing economies where we operate. In the developed economies, we envisage steady low GDP growth and falling unemployment. Low oil prices and low interest rates will be good for both individual and corporate customers.

Interest rates in the United States seem to be moving upwards, but the return to normality in the credit markets after years of quantitative easing is going to take time. Political uncertainty persists in parts of Europe, and a new president will be elected in the United States in November. Our base case scenario is low and flat yield curves in the developed markets for quite some time.

In the developing economies, we are always braced for greater volatility. But the underlying trends remain hugely promising. We are well placed in markets with young and growing populations, low banking penetration and low borrowing levels, where we can earn returns on equity far higher than those we earn in the developed markets. As I mentioned above, diversification is our strength.

Listening to our customers and anticipating what they want from us; fixing things fast when we make mistakes; making their interactions with us Simple, Personal and Fair, each and every time - these are our main goals, today, tomorrow and as far into the future as we can see.

To guide us, we will focus on our purpose: to help people and businesses prosper. This is the Santander Way. It is the foundation for our success. And we have a clear aim: to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities.

Strong corporate governance is vital to all of our work. Banco Santander’s board is fully involved in the Group’s oversight. I would like to thank Juan Rodríguez Inciarte and Sheila Bair for their invaluable contribution to the bank.

We have strengthened our boards both centrally and in our regional subsidiaries, drawing on strong independent directors to provide fresh perspectives and advice.

2015 has been a year of tremendous learning and progress for me personally and for Santander. We can see a clear path to the objectives we have set ourselves for 2018. But we still have to walk that path and turn the unforeseen bumps ahead into opportunities if we want to deliver on our purpose of helping people and businesses prosper.

We still have to act each day in a way that is more Simple, Personal and Fair. The digital revolution in finance won’t happen by itself. We aspire to lead in ensuring that it delivers on its promise for our customers above all.

With the support of our nearly 4 million shareholders, a Board committed to our objectives and an excellent team, I am confident we will succeed.

Ana Botín Group Executive Chairman

2018 TARGETS:

•	Increase EPS reaching double digit growth in 2018

•	CET1 >11%

•	Average cost of credit 2015-2018: 1.2%

•	Increase DPS and TNAV per share

15

2015 ANNUAL REPORT Message from José Antonio Álvarez

Message from

José Antonio Álvarez

16

2015 ANNUAL REPORT
Message from José Antonio Álvarez

We are living in a time of significant change. Technology is generating a new way of relating to one another and is increasing the information and decision-making capacity of all economic agents. In the financial sector, other challenges add to these changes, such as new regulations, the entry of new competitors, an environment of low interest rates and uneven growth between mature and emerging economies.

Developed economies continued in 2015 to show signs of recovery but emerging countries, as a whole, grew at a slower pace, because of their internal dynamics as well as the fall in commodity prices and China’s slowdown.

The markets were volatile. Emerging currencies depreciated against the dollar and interest rates remained low in mature markets. The Federal Reserve waited until December to announce the first increase in interest rates of only 25 b.p.

This environment continued to put pressure on banks’ profitability, added to which were regulatory requirements in two directions. Firstly, greater capital requirements, which have doubled in the last few years. Secondly, regulatory requirements hit income statements as they limited the capacity to generate revenues, required higher costs and investments in technology and personnel, while producing a higher tax charge.

Competition from banks and non-banks was also stronger in various countries and business areas.

Santander is facing these challenges with a business model that has proved its strength in recent years and which we are adapting to the new environment, in order to maximise our profitability goals.

2015 Group results

2015 was a year of transition in which we posted good results and the Bank advanced in its commercial transformation.

We want to have more loyal customers and make transaction banking the key element. We are analysing which products have opportunities for improvement in each market and we are working on them. We are launching the 1|2|3 strategy, as well as other global Group proposals such as Santander Advance, International Desk, Santander Passport and Santander Trade for the corporate world.

The number of digital customers reflect the boost provided by the multichannel strategy. Of note were Mexico, Spain, UK and Portugal, which grew at rates of around 20% or more.

Digitalisation is key for adapting to the new form of customer relationships. Handling big data will provide us with better knowledge on our customers and enable us to respond to their needs. Moreover, it is an effective way to cut costs, enhance efficiency of processes and simplify our structure. We are making significant progress in this direction and have been recognised in the sector as pioneers in the launch of various apps and services.

17

2015 ANNUAL REPORT Message from José Antonio Álvarez

This strategy is reflected in increased customer satisfaction and in balanced growth in business volumes.

Lending increased 6%, with gains in market share, mainly in SMEs and companies. Customer funds rose 7%.

These dynamics spurred revenues and enhanced their quality, as the most commercial and recurring income (+8%) increased its percentage of the total:

•	In an environment of very low interest rates in some countries where we operate, net interest income increased 9% thanks to commercial and spread management.

•	Fee and commission income rose 4%, absorbing the negative impact of regulatory requirements. We have improvement plans for the coming years.

In contrast, trading gains fell 16% as they were hit by market volatility. Other income was affected by higher allocations to deposit guarantee and resolution funds, to which the Group assigned close to €800 million in 2015.

The efficiency plans and discipline in costs enabled growth in costs to be almost flat in real terms and on a like-for-like basis. We met the efficiency plan goals (€2,000 million) one year ahead of schedule, thereby making austerity in operating costs compatible with investment in regulatory requirements and in digitalisation and the multichannel strategy.

We are one of the international financial system’s most efficient banks, and in order to continue being so, we announced at the Investor Day that we had increased the efficiency plan by €1,000 million to €3,000 million of cost savings for 2018. These will enable us to make investments and improvements while continuing to achieve excellent cost-to-income ratios.

Revenue growth and cost control were accompanied by a 4% decline in loan-loss provisions. This was made possible by the improvement in credit quality in almost all countries, thanks to an adequate risk management policy. With the launch of the advanced risk management programme (ARM) and strengthening of the risk culture throughout the Group under a common identity (risk pro), we are continuing to advance toward prudent and sustainable risk management.

These measures also pushed down the NPL ratio to 4.36% at the end of 2015, 83 basis points lower than in 2014, while coverage was six percentage points higher at 73%.

Underlying attributable profit increased 13% to €6,566 million.

In addition, in 2015 we recorded the impact of the net of non-recurring positive and negative results of €600 million. Even after absorbing this impact, profit was 3% higher.

The year’s results contributed significantly to the generation of capital, where we have a comfortable position consistent with the stability and recurrence of our business model. In fully loaded terms, the ratio was above the 10% target we set at the start of the year, as optimisation of capital is one of our strategic objectives.

And we combined an increase of 3% in the tangible book value per share with a cash dividend distribution of more than €2,200 million compared to €1,143 million in 2014.

18

2015 ANNUAL REPORT Message from José Antonio Álvarez

In underlying terms, the RoTE remained at 11% and the RoRWA rose to 1.30%.

In short, we progressed in 2015 toward our main goals, demonstrating our strength and the efforts to earn the lasting loyalty of our employees, customers, shareholders and communities.

I will now devote the rest of my message to the performance by the main units in 2015 and the management priorities for 2016.

Performance by business areas in 20151

In Spain, we focused on forging long-term relations with our customers. For example, launching the 1|2|3 strategy with which we attained 860,000 accounts. We want to be the bank of choice for companies and so we launched the 1|2|3 account for SMEs, and other programmes with differentiated offers. This increased our market share in the segment, and we are leaders in wholesale banking. We also achieved a significant improvement in customer satisfaction surveys. Lastly, we strengthened the corporate governance model, aligning it with the rest of the Group’s subsidiaries.

In an environment of tough competition, attributable profit was 18% higher than in 2014 at €977 million, thanks to lower provisions and control of costs.

In the United Kingdom, the positive trend continued in individual customers with the 1|2|3 strategy, as well as in companies where we continued to gain market share. We focused on mobile and online channels, launching a range of solutions that was well received by the market. The number of digital customers rose 22%. We also continued to increase the number of loyal customers. In companies, we gained more market share with sustained growth in a market that as a whole is not growing.

Underlying attributable profit was 14% higher at £1,430 million thanks to good commercial dynamics, reflected in revenues and in an improvement in credit quality that led to lower provisions.

In Brazil, we continued to improve the bank and carry on the commercial transformation, based on a multichannel approach and growth in digital customers, improving and simplifying processes and in operations such as Getnet and Bonsucesso, with which we increased our fee and commission income. All of this is reflected in a more sustainable business model.

Attributable profit was €1,631 million, up 33%, and driven by commercial revenues, enhanced efficiency and provisions growing at a slower pace than lending.

Although it is not possible to isolate oneself completely from the country’s current recession, the improvement in the franchise over the last few years, the better quality of the balance sheet and gains in productivity and efficiency enable us to face the current environment with guarantees.

In the United States, we continued to strengthen the governance structure. We bolstered the risk management and control models in order to meet the regulator’s expectations. We are creating the holding company that will integrate businesses in the country, which impacted costs. We are investing in improving the banking franchise, in order to enhance the customer relationship and increase profitability.

The priority at Santander Consumer USA is auto finance, as we are discontinuing the business of personal loans.

All these measures are temporarily impacting results and largely explain the drop in profit to $752 million.

1. All changes in this section are calculated in local currency terms.	19

2015 ANNUAL REPORT Message from José Antonio Álvarez

Santander Consumer Finance is Europe’s consumer credit leader, with a unique business model and excellent credit quality. Geographic and product diversification was strengthened by the latest operations, such as the integration of GE Nordics and development of the agreement with Banque PSA Finance, which is meeting the timetable set. Attributable profit rose 18% to €938 million.

In Mexico, we completed the expansion plan begun in 2012, which was reflected in a faster pace of business growth and gains in market share. Pre-tax profit grew 8% thanks to the positive trend in revenues, mainly net interest income.

In Chile, the focus was on business growth in companies and in target segments of individual customers, as well as in improving the quality of customer attention. The result was better than expected despite the 13% fall in profit, which was due to lower UF inflation than in 2014 and a higher tax charge.

In Argentina, profit grew by more than 20%, thanks to progress in the new commercial strategy and the expansion plan, which produced higher net interest income, and fee and commission income.

In Poland, we are the best bank in terms of profitability and continued to be the leader in cards, and mobile and online banking. Profit fell 15% because of the drop in interest rates and the introduction of maximum rates for consumer credit and cards.

In Portugal, we gained market share, mainly in companies. We are in a process of normalising profits, which rose 63%. In December, Santander Totta was awarded most of assets and liabilities of Banco Internacional do Funchal (Banif), making us the country’s second largest private sector bank.

Business areas priorities for 2016

Looking to 2016, the outlook for the global economy points to a slight and uneven recovery. This improvement will come from advanced economies, which will consolidate their moderate recovery, while emerging economies will struggle to stabilise their growth.

Beyond the current point in the cycle, emerging economies are a fundamental asset in Banco Santander’s strategy. Firstly, because of their higher growth potential, in view of their demographic dynamics, and their more vigorous productive capacity; secondly, the considerable gap they still have to fill in terms of banking penetration, based on the improvement of their levels of development, and the substantial growth in their middle classes; and thirdly, the diversification and stability that these countries provide to our balance sheet and income statement from businesses in economies with different cycles, as shown once again in the extreme conditions of the last few years.

In this context, we will continue to focus on improving customer satisfaction in all the Group’s units, on advancing in the digital transformation process and on increasing the number of loyal customers. We will also continue to centre selectively on key businesses in order to gain market share in them. At the same time, setting priorities on the basis of the features and the circumstances of each market:

•	In Spain, we want to have 2 million 1|2|3 accounts, continue to improve customer satisfaction, reduce the cost of credit and gain market share in SMEs.

•	The UK will continue to focus on customer satisfaction, the digitization process, increase the range of services and grow again at a faster pace than the market in SMEs.

•	In Brazil, the improvement in our franchise in the last few years, the enhanced quality of the balance sheet and further gains in productivity and efficiency should enable us to face the year with guarantees. We have management tools to take advantage of the high interest rate environment and we will concentrate on selective business growth, operational efficiency and control of risk.

20

2015 ANNUAL REPORT Message from José Antonio Álvarez

•	Santander Consumer Finance will complete the agreement with Banque PSA Finance, strengthen consumer business through Pan-European agreements and step up its presence in digital channels.

•	In the United States, we will continue to bolster the franchise with differentiated strategies for each entity, while integrating the main units in the country into Santander Holding USA.

•	In the rest of units, the priorities are the following. In Mexico, we will strengthen our position by consolidating key segments. In Chile, we will focus on improving customer attention and on transforming our commercial and retail banking, while renewing our branches. We have a very similar strategy in Argentina, where we are also expanding the network and advancing in digitization. Lastly, in Portugal we will manage Banif’s integration and in Poland we will continue to be the reference point bank in innovation and leaders in digital channels, with a clear objective of gaining more market share in companies.

Conclusions

We made progress in 2015 in the main strategic objectives and our financial variables performed well.

We will continue in 2016 to advance in the Group’s commercial transformation. We have clear goals for the year, as announced at the Investor Day, both for the whole Group and for countries:

•	Raise the number of loyal customers, both individuals and companies, and digital customers.

•	Increase market share in SMEs and companies.

•	Reduce the cost of credit.

•	Grow fee and commission income at a faster pace.

•	Maintain the year-end cost-to-income ratio stable.

•	Boost dividend and earnings per share.

These objectives are part of our medium-term priorities: grow in business volumes, increase revenues and improve profitability, with capital levels in line with business needs and regulatory requirements.

None of this would be possible without the help, work and motivation of Santander Group’s highly professional and experienced team. We want to continue to strengthen it through our talent management model that enables us to identify employees’ potential and develop a career plan that is individually tailored. In addition, we are implementing new ways of working, with more flexible models that are adapted to current life, in order to consolidate our bank as one of the best companies to work for.

I firmly believe that, with the commitment of our employees and the trust of our customers and shareholders, we can attain our goals and continue to help people and businesses prosper in a Simple, Personal and Fair way.

José Antonio Álvarez Chief executive officer

21

2015 ANNUAL REPORT Corporate governance

Corporate

governance

Santander strengthened its corporate governance, focusing, in particular, on the role and functioning of the board of directors and leadership in the Group’s main policies and strategies, as well as the key role it plays in risk management, in accordance with the highest international standards.

Balanced and committed board	Equality of shareholders’ rights	Maximum transparency, particularly in terms of remuneration	At the forefront of international best governance practices. In 2015:
• Of the 15 directors, 11 are non-executive and 4 executive. • A diverse board (33% of women) with international experience.	• The principle of one share, one vote, one dividend. • The Bylaws do not contain anti take-over measures. • Encouragement of informed participation at shareholders’ meetings.

•    This is key for generating shareholder and investor confidence and security.

•    New remuneration policy for executive directors and senior management, aligned with our Simple, Personal and Fair culture.

•    The position of lead director gains importance and the role of the board’s committees is strengthened.

•    Enhancement of risk management governance.

•    Internal governance framework for relations between the parent bank and subsidiaries.

Board of directors

The board of directors is the Group’s highest decision-making body, except for matters reserved for the general shareholders’ meeting. Santander has a first-class, highly qualified board; experience, knowledge, dedication and diversity are its main assets.

In line with the Bank’s aim and purpose and as part of its general oversight function, the board leads the decisions regarding the Group’s main policies, strategy and corporate culture. It defines the Group’s structures and promotes the appropriate policies in relation to corporate social responsibility. In particular, in the exercise of its responsibility and involvement in managing all risks, it must approve and monitor the risk appetite and framework and ensure that the “three lines of defence” model (business and risk origination; risk control and compliance and internal audit) are respected.

Its functioning and activities are regulated by the Bank’s internal rules, which are governed by the principles of transparency, responsibility, justice, effectiveness and defence of shareholders’ interests. The board also ensures compliance with the best international practices and continues to advance in attaining the highest corporate governance standards, for which several changes were made to the board’s rules and regulations during 2015.

The composition of Banco Santander’s board is balanced between executive and non-executive directors. The board was strengthened in 2015 with more non-executive directors (most of them independent) who ensure appropriate control of the business and decision-taking, fostering, furthermore, debate that is more challenging and of higher quality on these issues.

For more information on corporate governance see pages 74 to 111 of Banco Santander’s Annual Report

22

2015 ANNUAL REPORT
Corporate governance

Banco Santander’s board

All board members are recognised for their professional capacity, integrity and independence and, individually and collectively meet the conditions, experience and necessary dedication for attaining the goal of turning Santander into the best retail and commercial bank. The non-executive directors’ profile includes professionals with extensive financial experience, wide knowledge of the markets where the Group has businesses and of the different sectors and customer service models from top-level executive positions.

At the end of 2014, Santander granted bylaw-stipulated status to the position of lead director and consolidated it further in 2015 through the appointment of Mr Bruce Carnegie-Brown.

Remuneration policy

The Bank’s remuneration policy for directors and senior management is based on the following principles:

1. Remuneration must be consistent with rigorous and prudent risk management.

2. Anticipating and adapting to the regulatory changes in remuneration matters. The executive directors’ variable remuneration deferred period, as well as that of other executives within the Group’s identified category, are consistent with the provisions of the CRD IV.

3. Involvement of the board, as, at the proposal of the remuneration committee, it approves the annual remuneration report for directors and submits it to the general shareholders’ meeting on a consultative basis and as a separate item on the agenda.

4. Transparent information.

New auditor

At its meeting of 6 July 2015, the board selected Pricewa-terhouseCoopers Auditores, S.L. (PwC) to be the external auditor of Banco Santander and its consolidated Group and verify the financial statements for 2016, 2017 and 2018. This decision was adopted in line with the corporate governance recommendations with regard to rotation of the auditor, at the proposal of the audit committee and as a result of a fully transparent selection process. The board submitted this appointment for approval by the ordinary general shareholders’ meeting.

Changes in the composition of the board

•  At its meeting on 30 June 2015, the board agreed to appoint Mr Ignacio Benjumea, until then general secretary and secretary of the board, as non-executive director of Banco Santander. At the same date, Mr Jaime Pérez Renovales was appointed as the new general secretary and secretary of the board, and Mr Juan Rodríguez Inciarte tendered his resignation as director.

•  Ms Sheila Bair resigned as director as of October 1 after she was appointed president of Washington

College. In order to fill this vacancy, the board, at the proposal of the appointments committee and after obtaining the corresponding regulatory authorisations, agreed to appoint Ms Belén Roma-na as an independent director.

•  The appointments of Mr Ignacio Benjumea and Ms Belén Romana will be submitted to the next general shareholders’ meeting for ratification.

23

2015 ANNUAL REPORT
Corporate governance

Board of directors of Banco Santander

16
9
10
11
6
7
5
3
1
2
4
8
12
13
14
15

1.
Ms Ana Patricia Botín-Sanz de Sautuola y O'Shea
Group executive chairman and executive director

3.
Mr Bruce Carnegie-Brown
Vice chairman. Non-executive director (independent) and coordinator of the non-executive directors (lead director)

4.
Mr Rodrigo Echenique Gordillo
Vice chairman and executive director

Pereda building, Santander Group city, Boadilla del Monte, Madrid, Spain. 22 December 2015.

9.
Mr Juan Miguel Villar Mir
Non-executive director (independent)

10.
Ms Belén Romana García
Non-executive director (independent)

12.
Ms Esther Giménez-Salinas i Colomer
Non-executive director (independent)

24

2015 ANNUAL REPORT
Corporate governance

● Executive committee

▲ Audit committee
● Appointments committee
■ Remuneration committee

5.
Mr Matías Rodríguez Inciarte
Vice chairman and executive director

6.
Mr Guillermo de la Dehesa Romero
Vice chairman and non-executive director

7.
Ms Isabel Tocino Biscarolasaga
Non-executive director (independent)

8.
Mr Ignacio Benjumea Cabeza de Vaca
Non-executive director

13.
Ms Sol Daurella Comadrán
Non-executive director (independent)

15.
Mr Carlos Fernández González
Non-executive director (independent)

16.
Mr Jaime Pérez Renovales
General secretary and secretary of the board

25

2015 ANNUAL REPORT
Corporate governance

Banco Santander’s structure

and internal governance

Subsidiary model

Santander Group is structured using a subsidiary model of which the parent is Banco Santander, S.A. Its registered office is in the city of Santander (Cantabria, Spain) and its corporate centre is in Boadilla del Monte (Madrid, Spain).

The Group’s subsidiary model is characterised by the following:

•	The governing bodies of each subsidiary are responsible for rigorous and prudent management, ensuring economic soundness and overseeing the interests of shareholders and other stakeholders.

•	The subsidiaries are managed on the basis of local criteria and by local teams that contribute considerable knowledge and experience of customer relationships in their markets, while benefiting from the synergies and advantages of belonging to Santander Group.

•	They are subject to the regulation and supervision of their local authorities, in addition to the supervision performed globally by the European Central Bank on the Group.

•	Their deposits are guaranteed by the respective deposit guarantee schemes of the countries where they are located.

The subsidiaries are funded autonomously in terms of capital and liquidity. The Group’s capital and liquidity positions are coordinated in the corporate committees. The intragroup exposures are limited, transparent and at market prices. The Group, moreover, has listed subsidiaries in some countries in which it retains a controlling stake.

The subsidiaries’ autonomy limits the contagion risk between the Group’s different units, which reduces systemic risk. Each subsidiary has its own resolution plan.

Corporate centre

Banco Santander’s subsidiary model is complemented by a corporate centre that has support and control units which carry out functions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others. The corporate centre adds value to the Group by:

•	Making the Group’s governance more solid, through global control frameworks and supervision, and taking strategic decisions.

•	Making the Group’s units more efficient, fostering the exchange of best practices in cost management, economies of scale and a common brand.

•	Sharing the best commercial practices, focusing on global connectivity, launching global commercial initiatives and fostering digitalisation, the corporate centre contributes to the Group’s revenue growth.

Changes in the boards

of the subsidiaries in 2015

•	Since the end of 2014 there have been changes in the boards of the Group’s subsidiaries with the appointment of new non-executive chairmen and new country heads in the US, UK, Brazil, Spain and Mexico. Of note was the creation of the Santander Spain board, which did not involve any corporate change, thereby making its governance structure similar to the subsidiary model used in the Group’s other markets. Banco Santander also strengthened its presence and oversight of local units with the appointment of new Group directors to the boards of its main subsidiaries.

26

2015 ANNUAL REPORT
Corporate governance

The board agreed a series of changes during 2015 to simplify the structure of the corporate centre in order to enhance responsiveness to internal customers and reinforce risk control. As a result, the number of divisions at the corporate centre was reduced from 15 to 10.

Santander Group’s internal governance

Santander has an internal governance framework that includes a governance model that establishes the principles defining relations between the Group and its subsidiaries, and the interaction that must exist between them, at three levels:

•	the subsidiaries’ governing bodies, in accordance with the Group’s composition, creation and functioning guidelines of the subsidiaries’ boards;

•	between the chief executive officers and country heads and the Group, as well as;

•	between the teams deemed significant with regard to control functions, as well as certain support and business functions, both at the corporate centre and the subsidiaries.

Santander also has an internal governance framework with thematic frameworks, developed as common operating frameworks for those matters considered important, due to their influence on the Group’s risk profile-notable among which are risks, capital, liquidity, corporate governance, audit, accounting and information, financial management, technology, marketing of products and services, anti-money laundering, brand and communication - and which specify:

•	the way of exercising oversight and control by the Group over the subsidiaries and;

•	the Group’s participation in certain of the subsidiaries’ important decisions.

Both documents, which comprise the governance framework, have been approved by the board of directors of Banco Santander, S.A. for subsequent adoption by the subsidiaries’ governing bodies, bearing in mind the local requirements applicable to them.

Governance of the risk function

During 2015, Banco Santander’s board agreed significant changes to the way in which governance of the risk function is structured, clearly defining the responsibilities of the various committees and separating the units that take decisions and manage risks from those responsible for control. In this way, governance of the risk function at its highest level in the Group is structured via a board risk committee (the risk supervision, regulation and compliance committee) and two committees, one executive and the other of control.

For more information on corporate governance of the risk function, see pages 182 to 193 of Banco Santander’s Annual Report

27

7
Sala de
Reuniones

1

Business model and strategy

Employees
Customers
Communities
Shareholders

2015 ANNUAL REPORT
1. Business model and strategy Purpose and business model

Purpose and business model

Santander has a customer-focused business model that enables it to fulfil its purpose of helping people and businesses prosper.

30

2015 ANNUAL REPORT
1. Business model and strategy
Purpose and business model

31

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation

Aim and value creation

Our aim is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.

32

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation

33

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation > Employees

Employees

In order to be the best retail and commercial bank for our customers, we have to begin with our employees. If they feel proud of belonging to Santander and are more committed, they will be able to earn the lasting loyalty of our customers.

Santander aspires to be one of the top 3 banks to work for in most of the countries where it operates and continue strengthening its corporate culture.

Working differently

New ways of working at Santander were developed during 2015, based on the new corporate culture. We established more flexible corporate behaviour and work systems that allow for a better work-life balance.

•	Corporate behaviours. Employees in all countries participated in a process to define eight corporate behaviours that will shape the way we work and make Santander an increasingly Simple, Personal and Fair bank. These behaviours have been adapted to the local reality of each country.

Corporate behaviours for a more Simple, Personal and Fair bank

Show respect	Truly listen
“I show respect and I treat others as I would like to be treated, acknowledging and appreciating one another’s differences”.	“I listen and have empathy, to understand others’ needs”.

Talk straight	Keep promises
“I talk straight and adapt to others and the specific context, speaking out constructively”.	“I keep my promises and I am consistent in everything I do”.

Actively collaborate	Bring passion
“I actively encourage co-operation to find the best solution for my customers and colleagues”.	“I bring passion and energy and I give my best to earn the lasting loyalty of my customers and colleagues”.

Support people	Embrace change
“I give support to people in their development, providing feedback and appreciating their contribution”.	“I embrace change, bringing innovative solutions and learning from mistakes”.

34

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation > Employees

•	Flexiworking. This is a new way of working in the Bank which aims to:

•	Improve the organisation and planning of work, making it more efficient and collaborative, getting more out of technology, eliminating bureaucracy and making better use of meetings and e-mails.

•	Give executives the autonomy to facilitate to their teams flexibility measures that help them to attain a better work-life balance.

•	Acknowledge employees’ engagement and dedication.

The first initiative was the flexibility policy. A total of 939 flexibility plans were formalised in 2015 in the corporate centre, which led to 34,446 measures enjoyed by 93% of employees.

One of the keys of the success of Flexiworking is the ambassadors, professionals chosen in various divisions and countries to help to drive and implement the new culture.

•	New relationship model between countries and the corporation, to identify and share the best practices for managing people and take advantage of the Group’s diversity. There are three areas of activity: regulation and governance, to ensure compliance with the regulatory requirements in matters of compensation, succession planning, training, etc; policies, to design the basic lines of managing the Group’s employees, but with the autonomy to adapt and execute depending on each particular situation; and additional support of the corporation, contributing value-added, for example, ensuring that best practices are shared and promoting global projects.

•	Digital transformation. Digital Days were launched in 2015, held in the corporate centre as well as in almost all countries, with the aim of turning employees into opinion leaders of digital banking.

Mobile phone apps were also launched, such as the app for expenses and problem-solving in the corporate centre, which, respectively, facilitate settlement of expenses and reporting of various types of incidents; and the É Conmigo Santander in Brazil, which also reports incidents.

•	Corporate volunteer policy. Approved by the board in December in order to organise and highlight the current volunteer initiatives. Education will be the focal point of this policy and there will be two key events: the We are Santander Week in June and the International Volunteer Day in December. Each country also has its own initiatives. Santander had 55,254 volunteers worldwide in 2015.

•	We are Santander Week. Under the slogan of “A Simple, Personal and Fair Week”, the new corporate culture was the central element of the We are Santander Week in 2015. Corporate and local activities were developed to foster commitment among employees, education, listening and pride in belonging to the Group.

35

2015 ANNUAL REPORT
1. Business model and strategy Aim and value creation > Employees

Annual engagement survey

•	The 2015 results were better compared to 2014, particularly in two aspects: work-life balance, which rose from 50% to 72%, thanks to the launch of Flexiworking, and the role of executives as people managers, especially in terms of respect and recognition, which improved from 61% to 72%.

•	Moreover, there were still areas of improvement regarding organisational support, such as the speed with which decisions are taken, the simplification of processes and the improvement in the organisation of positions, although in general it increased from 63% to 66%.

Talent management

The following measures were added to talent management in 2015, in order to align it with the transformation that the Group is undergoing.

•	Succession planning policy and process: to establish the management and monitoring guidelines of possible replacements in key positions of senior management and control functions.

•	Inclusion of customer satisfaction metrics: to calculate employees’ variable remuneration.

•	Open offer policy: as of April the Group’s employees were able to choose the training courses they preferred on the basis of their interests and professional training needs.

•	Employee Relationship Management (ERM): this tool allows our HR teams to improve its knowledge of the corporate centre’s professionals, segmenting them with a customer focus according to their profiles so as to adjust the training and development actions of human resources to their specific needs.

•	Performance appraisal: 180-degree appraisal for executives, and new corporate behaviours included in this appraisal.

Various projects put into effect during 2014 were also consolidated:

•	Talent Assessment Committees: bodies that regularly meet and involve senior management. The performance of professionals and their potential is analysed. More than 1,350 executives were assessed during 2015, of which close to 35% have an individual development plan.

•	Global Job Posting: corporate platform that gives all professionals the possibility of knowing and opting to apply for job openings in the Group. In 2015, 381 offers were made.

Transparent communication

Progress was made in 2015 in the process of listening to and dialoguing with employees.

•	Santander Ideas, the first internal social network enabling professionals in all countries to share their ideas on strategic issues for the Bank, vote on them and comment.

Since the platform’s launch in 2014, 27,850 users contributed more than 13,000 ideas.

Santander Ideas received 3,046 ideas in 2015 and held seven challenges in six countries: Argentina, Chile, Portugal, Poland, the corporate centre (Spain) and Germany. Employees made suggestions on how to achieve an increasingly Simple, Personal and Fair bank for them, customers, shareholders and communities.

36

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation > Employees

Of note among the ideas implemented in 2015, in addition to Flexiworking, was Best4us, which puts Group employees in touch with one another so that they can share common interests (language learning, cultural exchanges); Santander Benefits, an online space that promotes offers and services for the Group’s professionals in Spain; and ideas related to the Branch of the Future, a new branch model that allows simpler processes, a more intuitive technology and differentiated spaces according to the customers’ needs.

•	Various town hall meetings were held, both in the corporate centre and in countries, led by our Group executive chairman, the Group CEO and country and division heads, in order to enhance the information on of the progress made in executing the strategy and fostering the corporate culture.

Recognitions

Among the recognitions obtained by Banco Santander during 2015 were the following:

•	The annual Most Attractive Employers study carried out by the Swedish consultancy Universum, which gathers the opinions of more than 16,000 Spanish students, places Banco Santander among the four best companies to work for by business students and business schools that also consider it their preferred bank.

•	The 2015 Latam ranking of Universum puts Banco Santander as the most preferred bank to work for and the eighth company among business students in Latin America.

•	The study by the consultancy Randstad among more than 8,000 potential candidates aged between 18 and 65 recognises Santander as one of the preferred banks to work for in Spain.

37

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation > Customers

Customers

We want to help our customers progress day by day: with simple and tailor-made solutions that increase their loyalty to the Bank; a fair and equal treatment based on trust and excellent service through our branches and digital channels.

Santander continued to make progress in 2015 in transforming its commercial model with three clear priorities:

•	Customer loyalty, with specific programmes in all countries that enable us to reach our target of 18.6 million loyal customers by 2018.

•	Digital transformation, with an end-to-end strategy to reach 30 million digital customers by 2018.

•	Operational excellence, with initiatives that improve customer experience so that Santander is among the top 3 banks in 2018 in customer satisfaction in its core markets.

Customer loyalty

Developing value propositions by customer type and having a long-term strategy is the way to increase customer loyalty in the Group’s core markets. Among the main initiatives in 2015 were:

•	1|2|3 World. In Spain, the 1|2|3 Account for individual customers was launched in May and rewards balances with interest rates of 1%, 2% and 3% up to €15,000 and cashback on household bills. This product has also been adapted and extended to the SME segment, reimburses in cash part of payroll and social security payments, taxes and supplies related to business activity and provides loans on preferential terms.

In Portugal, 1|2|3 World was launched in March and offers discounts on purchases made with the 1|2|3 card, cashback on household bills and discounts on petrol, among other benefits.

In the United Kingdom, the 1I2I3 value proposition consolidated as the first choice of customers who decide to switch their bank.

•	Santander Select. The Group’s differentiated value proposal for high income customers is already installed in all countries and has more than 2 million customers. It is a specialised attention model, with a global and exclusive offer tailored to the needs of these customers, which during 2015 was improved and extended. Of note among these practices is Select Expat in Mexico, which exploits the Group’s global scale to accompany customers in their internationalisation process; the launch of a range of profiled funds in several countries; and the consolidation of the Débito Global card.

•	Santander Private Banking. A comprehensive and specialised service model for higher income customers, which during 2015 received important awards, such as those given by Euromoney magazine in Argentina, Chile and Portugal; and Global Finance in Spain, Mexico and Portugal. The volume of funds managed by the private banking business increased 5% during 2015.

•	Santander has specific programmes for SMEs which combine a strong financial offer with non-financial solutions that help spur internationalisation, connectivity, training, talent attraction, etc. This programme was extended to Uruguay, Argentina, Brazil and Chile in 2015 and is now in place in eight of the Group’s markets. Santander Advance and Breakthrough are the main hallmarks of this programme.

38

2015 ANNUAL REPORT
1. Business model and strategy
Aim and value creation > Customers

■ Group customers
Million
Spain	12.7
Portugal	3.8
UK	26.0
Poland	4.3
Germany	6.1
Rest of Europe	10.8

Total Europe	63.7
Brazil	32.4
Mexico	12.4
Chile	3.6
Argentina	2.8
Rest of Latin America	0.8

Total Latin America	52.0

United States	5.1

Total customers	120.8

1. Excluding consumer finance customers.

Moreover, by harnessing its synergies and international presence, Santander has specific solutions to support the internationalisation of its customers. Among the main initiatives are:

•	Santander Passport. A customer service model with a consistent offer for global companies in all the countries where the Group operates. It has more than 6,000 registered customers and is installed in eight countries. The rest of countries where the Bank has a commercial presence are due to join the model during 2016.

•	Santander Trade. A portal dedicated to foreign trade that provides information, tools and resources to help companies grow their business abroad. It is already available in 14 countries and has received more than two million visits since its creation and more than 35,000 registered exporters and importers.

As part of this portal, the Santander Trade Club is an innovative social platform that enables the Bank’s customers from various countries to contact one another and expand their international activity. There are currently more than 11,000 members.

•	International Desk. A service established in 14 countries with over 8,000 registered customers and offering support to companies that want to enter markets where the Bank is operating, thereby facilitating their entry into a new country.

Progress was made in defining trade corridors within the Group (for example, UK-Spain, Mexico-Spain). Its international trade tools, products and services are also being improved in order to offer our customers the best solutions.

Know customers’ needs

•	In order to deepen knowledge of customers and have a 360º view of their behaviour and preferences with regard to the Bank, the NEO CRM was developed further during 2015. This tool uses business intelligence methodology to compile more than 500 relationship instances with the Bank and learn how customers behaved. On the basis of this knowledge, commercial actions can be launched and customers’ opinions collected, thereby improving commercial effectiveness and customer satisfaction.

•	NEO CRM was launched in Chile in 2012 and then extended to Spain, Brazil, United States and Uruguay. In 2016, it will be installed in Mexico, Argentina and Poland.

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■ Multichannel customer profile

Our customers increasingly use their mobile phone to bank with Santander.

Digital transformation

The multichannel transformation of the commercial model is one of Santander’s strategic priorities. Digital channels offer new opportunities to personalise customer relationships, facilitate greater availability and proximity and contribute to improving satisfaction and loyalty with the Bank.

Santander has four basic drivers for this transformation:

1. Incorporate digital channels in the day-to-day commercial activity, without forgetting personal attention.

2. Offer a first-class customer experience, with new and different multichannel relationship models for each segment.

3. Develop new functionalities, in order to have best-in-class digital channels, particularly in the area of mobile banking.

4. Foster a multichannel culture that involves and engages all teams in our transformation plans.

Our local units have developed specific projects for each of these drivers and all have their own Multichannel Transformation Plans.

The M programme was launched during 2015 in order to drive change. This programme has a global-local collaborative approach and is based on the best practices implemented in our local markets to incorporate multichannel services in day-to-day retail and commercial banking.

Among the major developments achieved by our local units during 2015 in our digital transformation agenda were:

•	Santander UK is participating in the first group of Apple Pay issuers in the UK and has developed new apps such as Cash Kitti, a group money management app, and Spendlytics, a card expenses tracking app.

Digital initiatives

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•	In Spain, Santander renewed its commercial website and launched a new mobile app for SMEs and companies, and Santander Watch, which allows customers to check their accounts and card transactions from smart watches.

•	Brazil launched a strong plan for digital customers (“Vale a pena ser digital”) in order to inform customers of the Bank’s digital offer. A new version of the Bank’s mobile app was also launched.

•	In Argentina, Global Finance magazine chose Santander Río as the country’s best digital bank for the 16th consecutive year.

•	Bank Zachodni WBK’s mobile banking app is considered to be the best in Poland and the second in Europe, according to a study by the consulting firm Forrester. The Bank was also awarded the prize by Global Finance magazine as the best mobile bank and the best app in Central and Eastern Europe.
•	In the United States, Santander launched its online bank for SMEs and companies, as well as Mobile Deposit Capture, which enables cheques to be easily and safely processed via a mobile phone.

•	Santander Mexico carried out a project to simplify credentials, which allows access to various digital channels from a single password.

As a result of these initiatives, the number of digital customers is growing at a brisk pace: 17% since December 2014 to 16.6 million.

The Bank has an innovation area whose purpose is to research and anticipate market trends, and design businesses and solutions for customers from a global, disruptive and long-term standpoint. The Group also fosters innovation via Santander Innoventures, a corporate $100 million venture capital fund that holds minority stakes in financial sector start-ups, helping

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■ Examples of simplified processes - Customer Journeys

them to grow and, in turn, learning about the new technologies they develop in order to use them for the Group and its customers. The Retail and Commercial Banking, and Technology and Operations divisions carry out the day-to-day digital transformation, improving the Bank’s offer and responding to business needs.

In order to drive the process of change and ensure coordination between all the involved areas of the Bank, a committee to coordinate digital transformation was created in 2015. It involves the areas of Strategy and Innovation and the divisions of Retail and Commercial Banking, Technology and Operations and the Group’s main local units. This committee reports to the Bank’s management and strategy committees.

In addition, while making progress in the digital world, we continued to work to improve customer experience in traditional channels. Branches are the key channel for maintaining and strengthening long-term relations with our customers. Our Spanish and Brazilian units launched their new Santander branch model in 2015, which responds to the current form of customer relations with technological developments to simplify processes and make them easier and intuitive, and differentiated spaces that allow the advantages of technology to be combined with the proximity of personal treatment by the Bank’s professionals. Argentina inaugurated its first digital branch. Other countries such as Mexico and the UK will soon open their new spaces.

Operational excellence

Santander made progress in the following three key areas:

•	Transform the customer experience for the main customer journeys, such as, customer onboarding (opening and activating accounts, applying for loans, etc).

•	Improve customer experience and customer satisfaction.

•	Create value for customers by reducing costs. The Group aims to generate €3,000 million of cost savings by 2018 through greater efficiency in technology and operations and at its corporate centre, and through the digitalisation of the commercial distribution model.

Transform customer journeys

A best-in-class customer experience is essential to achieve more satisfied and loyal customers. In order to incorporate customers’ suggestions and improve their experience in their main processes and interactions with the Bank,

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■ Customer satisfaction % of active satisfied customers
Bank	2015	2014
Argentina	87.6%	86.8%
Brazil	71.6%	70.6%
Chile	92.6%	88.4%
Spain	87.6%	85.0%
Mexico	94.0%	95.0%
Poland	96.4%	93.5%
Portugal	93.1%	94.1%
UK	95.7%	94.5%
US	81.8%	80.8%
Uruguay	94.3%	90.0%

TOTAL	86.6%	85.3%

Source: Corporate Benchmark of Customer Experience and Satisfaction of active individual customers. (Figures at the end of 2015, corresponding to the results of surveys in the second half of the year).

Santander strives to continuously improve customer journeys.

In 2015, all countries made progress in the customer journey transformation programme, a project that involves all the Bank’s areas and entails redesigning and streamlining all its processes.

Improve customer experience and customer satisfaction

Santander has several initiatives to measure and monitor customer satisfaction. Every year more than one million surveys are conducted and work continues to incorporate the voice of more customers and at more moments in their relationship with the Bank.

As a result of these initiatives, customer satisfaction improved at Group level in 2015.

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Shareholders and investors

With more committed employees and more satisfied customers, Banco Santander can offer its shareholders an attractive and sustainable return, and maintain their loyalty in the long term.

Banco Santander has set the following strategic priorities for its shareholders:

•	Obtain an attractive and sustainable return.

•	Attain high recurring income.

•	Maintain prudent risk management.

•	Manage capital in a disciplined way.

The Bank made significant progress during 2015 in all of these aspects:

A good return was maintained:

•	13% increase in underlying attributable profit.

•	11.0% ordinary RoTE and 3% improvement in the net tangible book value per share on a like-for-like basis.

Increased remuneration in cash and payment of the four usual dividends maintained:

•	The remuneration in cash rose from 20% to 38% of profit, in line with the aim of maintaining a cash pay-out of between 30% and 40% of the recurring profit.

•	The total shareholder remuneration out of 2015 profit was €0.20 per share. Three of these dividends have already been paid (€0.05 per share each). The fourth and final dividend is scheduled to be paid in May 2016.

Strengthened its capital position:

•	As a result of the organic capital generation and the accelerated book-building process carried out in January. Three scrip dividends were also paid, two of which were charged to 2014’s earnings and one to 2015’s.
•	Santander has a comfortable capital position, with a Basel III capital ratio (fully loaded CET1 ratio) of 10.05% at the end of 2015, which will enable it to take advantage of the organic growth opportunities in its core markets. The Santander regulatory capital ratio (12.55%) is 280 basis points above that required by the ECB for 2016 (9.75%).

Improved risk management:

•	The NPL ratio dropped by 83 b.p. to 4.36% and the cost of credit stood at 1.25%.

•	By implementing Santander Advanced Risk Management, the Bank wants to lay the foundations for having the industry’s best comprehensive risk management model.

Established the groundwork for a new commercial model which will enable organic capital growth:

•	This model is based on four main drivers: an increase in loyal customers; more digital customers; enhanced customer satisfaction; and a focus on higher growth businesses such as SMEs, consumer finance and private banking.

Increased the number of shareholders:

•	The total number of Banco Santander shareholders was 3.6 million from more than 100 countries at the end of 2015.

Banco Santander has set the following objectives for the next three years

•	Obtain a cost-to-income ratio below 45%, which will mean managing assets even more efficiently.

•	Maintain an average cost of credit of 1.2%.

•	Increase profitability, raising RoTE to around 13%.

•	Continue to generate capital organically, in order to have a fully loaded CET1 ratio of more than 11%, which will increase the dividend and earnings per share.

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2015 ANNUAL REPORT
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The Santander share in 2015

Share performance

In an environment of volatility marked by the Greek crisis, the slowdown of the Chinese economy, lower expectations in emerging markets (particularly Brazil) and falling oil prices, total shareholder return in 2015, taking into account the change in the share price and the remuneration received (with reinvestment of the dividend) was 31% negative. In the same period, the MSCI World Banks, the main global index for banks, registered a total return that was also negative (9%).

Banco Santander was the largest bank in the euro zone by market capitalisation at the end of 2015 and the 19th in the world, with a value of €65,792 million.

Shareholder base and capital

At the end of 2015, Banco Santander had 3.6 million shareholders in more than 100 countries.

■ Shareholder base and capital

   31 December 2015

	Dec 2015	Dec 2014
Shareholders (number)	3,573,277	3,240,395

Outstanding shares (number)	14,434,492,579	12,584,414,659

Average daily trading (number of shares)	103,736,264	77,340,428

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2015 ANNUAL REPORT
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The Santander share in the world

The SAN share trades as an ordinary share in Spain, via the continuous market, and in Milan, Lisbon, Buenos Aires, Mexico and Warsaw. In New York, it trades in ADR form, in Sao Pâulo BDR and in London CDI.

Countries where the Santander share trades and its respective tickers

Poland: SAN PW
USA: SAN US
UK: BNC LN
Mexico: SAN* MM
Portugal: SANT PL
Spain: SAN SM
Italy: SANT IM
Brazil: BSAN33 BZ
Argentina: STD AR

Milestones in 2015

8 January: €7,500 million capital increase

3 February: presentation of 2014 results

February: third interim dividend, 2014

27 March: general shareholders' meeting

28 April: presentation of first quarter 2015 results

May: final dividend, 2014

30 July: presentation of second quarter 2015 results

August: first interim dividend, 2015

23-24 September: *Investor Day*

29 October: presentation of third quarter 2015 results

November: second interim dividend, 2015

Santander
INVESTOR DAY 2015
LONDON, 23-24 SEPTEMBER

Held in London, UK.

+350
analysts and investors attended

59
members of the Bank's senior management gave presentations

More than 150
questions from investors and analysts were answered

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Commitment to shareholders via the Shareholder and Investor Relations area

The Shareholder and Investor Relations area implemented initiatives in 2015 to improve transparency with shareholders and facilitate the exercise of their rights. These included:

1 Communications

•	Communications via channels selected by the shareholders to inform them of material facts, shareholders’ meetings, dividends, performance of the share price and the Group, marketing campaigns, promotions and events.

•	Quarterly shareholders’ report: print and online versions in seven countries.

•	Sending of daily and weekly financial newsletters.

•	Launch of communication channels with shareholders based on new technologies: a new corporate website, a new commercial website and an app for Santander shareholders and investors.

2 Attention

•	42,805 e-mails handled.

•	241,553 telephone enquiries received.

•	22,336 personal formalities.

3 Exclusive benefits

•	Financial products for shareholders.

•	Waiver of fees.

•	Promotions in products and services via the “Yo Soy Accionista” website.

•	Delivery of study scholarships to disabled university students.

•	Participation in charity projects worldwide.

4 Shareholders’ meeting

•	Record participation in the meeting held in March 2015, in terms of both share capital and number of shareholders.

5 Quality studies

•	Ongoing assessment of the various services provided. Nine out of ten shareholders would recommend the telephone and Internet helpline services.

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2015 ANNUAL REPORT
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Communities

Santander carries out its business in a responsible and sustainable way while contributing to the economic and social progress of the communities in which it operates, and is particularly committed to fostering higher education.

Banco Santander has a business model and a corporate culture focused on creating long-term value for all its stakeholders: employees, customers, shareholders and communities.

The Bank voluntarily assumes certain ethical, social and environmental commitments which go beyond the related legal obligations, and makes a large social investment mainly via Santander Universities.

Sustainability governance

Santander has a well defined sustainability governance structure, at both corporate and local level, which facilitates the involvement of all the Bank’s business and support areas in the Group. The board is the highest governing body in sustainability matters, and is responsible for approving the sustainability strategy and policies.

The sustainability committee, chaired by the CEO and comprising the heads of divisions and/or areas, proposes the strategy and the initiatives in sustainability.

Santander has a working group, chaired by the chief compliance officer, which analyses and assesses the social, environmental and reputational risks of financing operations in sensitive sectors.

Lastly, the board risk committee is responsible for reviewing the sustainability policy ensuring that it is focused on creating value for the Bank; monitoring the related strategy and practices, and assessing its degree of compliance.

There are also local sustainability committees in most of the Bank’s local units, chaired by the corresponding country head. This committee proposes and develops, using common corporate frameworks, the sustainability strategy and initiatives adapted to each country’s needs and features.

Corporate sustainability policies

In December 2015, the Bank’s board approved an update to the social and environmental policy. This policy, now called the general policy of sustainability, defines Banco Santander’s main lines of action in this area and it is the reference framework in corporate social responsibility and in social and environmental risk management.

The Bank’s climate change and human rights policies were also updated and a new corporate volunteer policy drawn up.

The Group also defined sector-specific environmental policies which incorporate the criteria for analysing social and environmental risk in sensitive sectors (defence, energy and soft commodities).

Santander fosters ethical behaviour both among its employees, in accordance with the Group’s general

International initiatives in sustainability to which Banco Santander adheres

•	United Nations Global Compact

•	Banking Environment Initiative (BEI)

•	World Business Council for Sustainable Development (WBCSD)

•	UNEP Finance Initiative

•	Wolfsberg Group
•	Equator Principles

•	Round Table on Responsible Soy

•	Principles for Responsible Investment (PRI)

•	Working Group on Sustainable Livestock

•	Carbon Disclosure Project

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code of conduct, and among its suppliers, who are requested to comply with the ten principles of the Global Compact.

Santander, a bank committed to society and its environment

Banco Santander also contributes to the economic and social progress of communities through many social investment programmes in areas such as education, entrepreneurship, social well-being and culture, in a large number of which the participation of the Group’s professionals is fostered as a way to promote solidarity and pride in working for Santander.

Education

Banco Santander supports education as a catalyst for developing and growing the communities and countries in which it operates, with a specific focus on higher education via Santander Universities, the Group’s hallmark of social investment.

The Bank is also firmly committed to financial literacy and children’s education, as it is conscious of the need to promote better knowledge of the basic aspects of finance for the different stages of life.

Entrepreneurship

The creation of social companies, social inclusion and fostering entrepreneurial capacity are some of the Bank’s lines of action in this area.

Banco Santander has significant microcredit programmes in Brazil, Chile and El Salvador that enable the most disadvantaged groups to access loans and improve their social inclusion, standard of living and environment.

Social well-being

The Bank has a wide array of programmes that aim to eradicate the social exclusion of the most vulnerable groups, foster research to improve people’s health and make life easier for the disabled.

Environment

The Group conducts its activity while preserving the environment, and promoting initiatives and projects that require protection and mitigate the environmental impact. The Bank’s environmental initiatives focus on reducing consumption and emissions derived from its activity, developing financial solutions to combat climate change (leadership position in financing renewable energy projects), and integrating social and environmental risks into the process of granting loans.

Art and culture

Santander is very active in protecting, preserving and disseminating art and culture, mainly via the Banco Santander Foundation in Spain and Santander Cultural in Brazil.

1.	People who have benefited from the programmes, services and products of Banco Santander, its employees and customers which have a social and/or environmental component in the 10 core countries where the Bank operates. It does not include those who benefit from the Santander Universities Programme or from cultural programmes.

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Santander Universities

Investing in higher education is the hallmark of the Bank’s social commitment, which is organised and managed through Santander Universities.

Santander cooperates with more than 3,900 projects to improve education, such as programmes to internationalise universities, encourage mobility by academics, provide students with access to the labour market, foster an entrepreneurial culture, research and innovation, and to increase financial literacy.

The main initiatives in 2015 included the following:

•	The largest scholarship programme provided by a private company. A total of 35,349 were granted in 2015. These include:

•	15,553 travel scholarships for university students, with programmes such as Becas Ibe-roamérica. Jovenes Profesores e Investigadores and the Top programmes.

•	10,865 Santander internship scholarships in SMEs to facilitate the insertion of students in the labour market. This programme is carried out in Argentina, Spain, UK, Puerto Rico and, for the first time, in Brazil, Chile and Uruguay.

•	7,536 study scholarships, with initiatives such as the Itaca-Salary Scholarships of the Autonomous University of Barcelona and training scholarships and aid to university entrepreneurs in Babson College.

•	Entrepreneurship is another of the main lines of action, with programmes such as YUZZ jóvenes con ideas, managed by the Santander International Entrepreneur Centre which, in its sixth edition, supported and trained more than 900 young people who presented 710 business projects in 41 high performance centres throughout Spain. Also of note were the initiatives promoted by RedEmprendia such as the SOLA project (Spin-Off Lean Acceleration), as well as the Santander University prizes for Entrepreneurship in Brazil which in 2015 set a new record of entries: almost 24,000 university projects throughout the country. These awards were also held in Argentina, Chile, Spain, Portugal and UK.
•	Research and innovation is supported by an annual investment of €24 million and is used to support research groups on cancer, stem cells, biomaterials, protection of endangered species, innovation and digital transformation, protection of human rights, as well as science parks and Chairs of excellence in universities.

Some of this investment goes to the Santander Universities Prizes for Innovation which are awarded in Brazil, Mexico, US and Puerto Rico; and to the University Scientific Research Prize in Chile, among others. Initiatives such as the ComFuturo Programme (CSIC) are also supported, which helps to retain talent in Spain through grants to highly qualified young scientists.

•	The Universia network also helps young people to join the labour market with one million jobs created in 2015. It acted as the intermediary through its job community, which includes websites where 17.3 million job applications were registered.

Banco Santander joined the Ibero-American General Secretariat (SEGIB) in 2015 to foster mobility by students, teachers and researchers in Latin American countries via the Alliance for Latin American Academic Mobility. The aim is to boost academia, contribute to sustainable growth and reduce inequality in the region. At least 200,000 Latin American students, teachers and researchers are expected to further their studies and knowledge in other countries of the region by 2020. Santander joins this commitment through international mobility programmes.

This commitment follows the path established by the 2014 Universia Río Declaration, which set out the conclusions of the III International Meeting of Chancellors organised by Universia in Rio de Janeiro in July 2014 was attended by 1,109 university chancellors from 32 countries.

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Santander Universities. Strategic priorities 2016-2018

•	Innovation and entrepreneurship: fostering the entrepreneurial culture and university innovation will be key in cooperation with universities.

•	University digitalisation: encouraging the digitalisation and modernisation of universities will be another priority in Santander’s commitment to education, with projects to incorporate new technologies to the teaching process, virtual campuses, and the creation of digital academic university services.
•	Internationalisation: international mobility scholarships, exchange programmes and driving transversal cooperation projects between the universities of various countries.

•	Employability: initiatives to help university students access the labour market, with scholarship programmes for internships in cooperation with universities.

•	Objective: 130,000 scholarships in 2016-2018.

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Risk management

Risk management

Santander Group aims to build the future through forward-looking risk management, protecting the present via a robust control environment.

During its more than 150 years of activity, Santander has combined prudence in risk management with the use of advanced techniques that have proven to be decisive in generating recurring economic results.

Santander Group’s risk policy is focused on maintaining a medium-low and predictable risk profile. Its risk management model is a key factor for achieving the Group’s strategic objectives.

Risk governance

Responsibility for risk management and control, particularly in setting the Group’s risk apetite, lies ultimately with the board of directors, which delegates powers to the committees. The board is supported by the board risk committee, an independent risk control and supervision committee. The Group’s executive committee also devotes particular attention to managing the Group’s risks.

The following committees form the top level of risk governance.

Independent control bodies

•	The purpose of the board risk committee is to assist the board in the supervision and control of risk, through defining the group’s risk policies, developing relationships with regulatory and supervisory authorities and overseeing the group’s management of regulation, compliance, sustainability and corporate governance.

•	The risk control committe is in charge of the effective control of risks. It ensures that risks are managed in accordance with the risk appetite approved by the board, taking a comprehensive view, at all times, of all the risks included in the general risk framework. This involves the identification and monitoring of current and emerging risks, and their impact on the Group’s risk profile.

Pillars of the risk function

Integration of the risk culture and involvement of senior management in managing and taking decisions on risks	A risk function independent of the business functions	Management of all risks with a forward-looking and comprehensive view at all levels

Formulating and monitoring the risk appetite of the Group and its subsidiaries	Best-in-class processes and infrastructure

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Risk pro

All the Santander team engaged in risk

“Risk pro” risk culture

Responsibility	Resilience	Challenge	Simplicity	Customer focus
All units and employees must know the risk they incur and be responsible for identifying, assessing, managing and reporting them.	All employees must be prudent, avoid risks they do not know or which exceed the established risk appetite, and be flexible, adapting to new environments and unforeseen scenarios.	Promote continuous debate within the Bank on how to manage risk in order to be able to anticipate future challenges.	Clear processes and decisions, easy for employees and customers to understand.	Sound risk management helps people and businesses prosper.

Decision-making bodies

•	The executive risk committee is the collective body responsible for risk management, in accordance with the powers assigned to it by the board. It is involved with all risks.

It participates in making decisions on risk assumption at the highest level, ensuring that they are within the limits set in the Group’s risk appetite, and it informs the board and its committees of its activity when required.

Lines of defence

Banco Santander follows a risk management and control model based on three lines of defence.

The business or activity functions that assume or generate risk exposure constitute the first line of defence. The assumption or generation of risk in this line must be aligned with the pre-defined risk appetite and limits.

The second line consists of the risk supervision and control function and the compliance function. It ensures that risks are controlled effectively and are managed in line with the set risk appetite.

Internal audit, as the third line of defence and the last layer of control, regularly assesses that the policies, methods and procedures are adequate and tests their effective implementation.

Risk culture

Having a solid risk culture is one of the keys that has enabled Santander Group to respond to the changes in economic cycles, customers’ new requirements and to increased competition, and to position itself as a bank in which employees, customers, shareholders and communities can trust.

This culture, called risk pro, is aligned with the general principles of Simple, Personal and Fair, and is the series of behaviours that each employee must develop to proactively manage the risks that arise from daily activity.

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2015 ANNUAL REPORT
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Risk management

Santander Group’s risk profile

The risks that Santander faces as a result of its activity are: credit, market, liquidity, structural and capital, operational, conduct, compliance and legal, model, reputational and strategic. We set out below a brief description of the main risks and their evolution in 2015.

	Definition	Risk profile	Evolution in 2015

Credit risk See pages 199-229 of Banco Santander’s Annual Report

This risk comes from the possibility of losses derived from total or partial failure to perform the financial obligations contracted with the Group by its customers or counterparties.

Other credit risk standpoints:

•    Credit risk from activity in the financial markets.

•    Concentration risk.

•    Country risk.

•    Sovereign risk and that with the rest of public administrations.

•    Environmental risk.

•    More than 80% of Santander Group’s credit risk comes from retail and commercial banking activities.

•    High degree of geographic diversification of risks.

•    Limited concentrations in customers, business groups, sectors, products and countries.

•    The exposure to Spain’s sovereign risk is maintained at adequate levels from the regulatory and management standpoint.

•    Very limited cross-border risk exposure, in line with the model of autonomous subsidiaries in terms of capital and liquidity.

•    High credit quality of the Group’s assets.

•    Customer credit risk increased 6% to €850,909 million.

•    The trend toward reducing the cost of credit, which stood at 1.25%, and loan-loss provisions continued.

•    The NPL ratio reduced to 4.36% and the coverage ratio increased to 73%.

•    The net exposure to run-off real estate risk in Spain reduced by €1,017 million to €6,303 million.

•    In Brazil (8% of the Group’s loan portfolio) the NPL ratio remains below the average of private banks.

Liquidity and funding risk See pages 250-260 of Banco Santander’s Annual Report

Liquidity risk is that incurred from potential losses that could arise as a result of a bank’s inability to obtain funding in the market and/or from the higher financial cost of accessing new sources of funding.

Management of this risk aims to ensure the availability of the funds needed in adequate time and cost to meet obligations and develop operations.

•    Liquidity management and funding is a basic element of the business strategy.

•    The funding and liquidity model is decentralised and based on autonomous subsidiaries that are responsible for covering their own liquidity needs.

•    Early compliance with regulatory ratios, with a liquidity coverage ratio (LCR) of 146% at the end of the year.

•    Net loan-to deposit ratio in the Group at very comfortable levels (116%).

•    High medium and long-term capturing of wholesale funds (issues and securitisations): €56,609 million via 18 issues in 15 countries and 14 currencies.

•    The needs derived from medium and long-term activity must be funded by medium and long-term instruments.

•    High participation of customer deposits, as a result of an essentially retail and commercial banking balance sheet.

•    Diversification of wholesale funding sources by: instruments/investors, markets/currencies, and maturities.

•    Limited recourse to short-term wholesale funding.

•    Availability of a sufficient liquidity reserve, which includes the discounting capacity in central banks to be used in adverse situations.

• High liquidity reserve, strengthened in quantity (€257,740 million) and quality (52% of the total are high quality liquid assets) over 2014.

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Risk management

	Definition	Risk profile	Evolution in 2015

Market risk See pages 230-249 of Banco Santander’s Annual Report	Market risk covers those financial activities where equity risk is assumed as a result of a change in market factors. This rise stems from changes in interest rates, the inflation rate, exchange rates, equities, credit spreads, commodity prices and volatility in each of these factors, as well as the liquidity risk of the various products and markets in which the Group operates.

•    Santander maintains a moderate exposure to market risk.

•    Diversification in terms of both risk factors and geographic distribution.

•    Trading activity centred on customer business.

•    The average VaR in trading activity remained in a low range, in line with previous years.

•    Limited exposure to complex structured assets.

•    The VaR of trading activity in markets fluctuated in 2015 between €10 million and €31 million.

•    The main fluctuations were due to changes in the exposure to exchange rates and interest rates, as well as market volatility.

Operational risk See pages 261-269 of Banco Santander’s Annual Report	The risk of losses resulting from defects or failures in internal processes, human resources or systems, or from external circumstances. In general, and unlike other types of risk, it is not a risk associated with products or businesses. It is found in processes and/or assets and is internally generated (people, systems, processes) or as a result of external risks, such as natural disasters.

•    Santander expressly assumes that although certain volumes of expected operational losses can occur, severe unexpected losses are not acceptable as a result of failures in controls on activities.

•    In operational risk control and management, the Group focuses on identifying, measuring/assessing, monitoring, controlling, mitigating and reporting this risk.

•    Organisational model of control and management based on three lines of defence and on an evolution to advanced management standards (AORM programme to be completed in 2016).

•    Risk profile aligned with the business model and geographic presence. No significant events in particular at the Bank.

•    Improvement in the operational risk management and control model in its evolution toward advanced standards (Advanced Operational Risk Management programme).

•    Launch of the project to install a new common application (Heracles) for operational risk functions in general and compliance risks, and documentation of the internal control model.

•    Encouragement for operational risk training and culture throughout the Group.

•    Promotion of key initiatives for mitigating risk: control of suppliers, information security and cyber risk.

Compliance and conduct risk See pages 270-276 of Banco Santander’s Annual Report

Compliance risk embraces control and management of the following risks:

•    Regulatory compliance risk: understood as that due to failure to meet the legal framework, internal rules or the requirements of regulators and supervisors.

•    Product and consumer protection risk: understood as that caused by inadequate practices in the dealings between the Bank and its customers, the treatment and products offered to them and whether they are sufficiently tailored to each particular customer.

•    Reputational risk: understood as that derived from damage in the eyes of public opinion, customers, investors or any other stakeholder in the perception of the Bank.

•    In formulating its risk appetite in relation to compliance, the Group includes a statement that it does not have any appetite for this type of risk and that it has the clear objective of minimising the occurrence of any economic, regulatory or reputational impact on the Group.

•    To this end, the compliance function promotes Santander Group’s adherence to rules, supervisory requirements, the principles and values of good conduct, acting as a second line of defence, through setting standards, debating, advising and reporting, in the interest of employees, customers, shareholders and society in general.

•    With regard to regulatory compliance, 2015 saw an increase in new and complex relations, with a high impact: Volcker, Market Abuse, MiFID II, EMIR, Corporate Defence, etc.

•    In the field of governance of products and consumer protection, 2015 witnessed the addition of a new scope for defining conduct, beyond the traditional definition, and new implications of the stress test in this area, as well as regulatory pressure in matters of consumer protection.

•    In the prevention of money laundering and terrorist financing, supervisory pressure with global regulations was stepped up in 2015, and there was an increase in the impact of the sanctions regime.

•    In reputational risk, 2015 saw the development of a new model with the aim of defining the scope, management and control of this risk, as well as an update to policies to attain the highest standards, in accordance with stakeholders’ expectations.

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2

2015 results

Santander maintained **a high level of revenues and a strong generation of capital,** while advancing its commercial transformation.

2015 ANNUAL REPORT
2. Results
Economic, banking and regulatory environment

Economic, banking and regulatory environment

Santander developed its activity in 2015 in an environment of uneven growth across the countries in which it operates and increasing regulatory pressure.

International economic environment

The global economy slowed in 2015 (3.1% vs. 3.4% in 2014). The upswing in developed economies could not offset the downturn in emerging economies. The fall in commodity prices and the slowdown of the Chinese economy had a bigger relative impact on emerging economies, although the degree of slowdown varied according to each market’s domestic situation.

•	The US is in a phase of moderate but solid growth. GDP grew 2.5% in 2015 and the unemployment rate continued to fall to levels regarded as full employment (5%). Inflation came down as a result of the fall in oil prices, although the underlying rate (1.3%) remained below the target (2%). The Federal Reserve raised its interest rates in December 2015 to 0.25-0.5%.

•	The United Kingdom maintained the robust pace of growth (2.2%) of the last few years, accompanied by a decline in the jobless rate close to pre-crisis levels. Inflation was around
0% without signs of salary tensions. The Bank of England held its rate at 0.5%.

•	The euro zone economy accelerated. Inflation continued to be close to 0%, which led the European Central Bank to further cut its rates and launch new quantitative easing measures, with an increased programme of purchasing public sector securities.

-	Spain grew by around 3.2% with a well diversified base that lowered the unemployment rate to 21% at the end of 2015. The budget deficit continued to decline and the current account remained in surplus. Inflation was negative for most of the year due to the impact of lower oil prices, although the underlying rate remained positive.

-	Germany expanded at a faster pace as the year progressed. Domestic demand remained strong and unemployment low.

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Economic, banking and regulatory environment

»US consolidated growth, the Fed raised interest rates

»UK maintained solid growth without inflationary pressures

»Euro zone growth accelerated but remained moderate. Spain grew faster than the European average

»Uneven growth in Latin America

•	Poland grew briskly (3.6%) and inflation (-0.9%) was well below the the target (2.5%) of the National Bank of Poland, which cut interest rates to 1.5% in March.

•	Latin America’s GDP shrank 0.4% after growing 1.2% in 2014, in a complex international environment with the prospect of a rise in US interest rates, the slowdown in international trade and lower growth in China. The evolution of countries varied between recession in some countries and a gradual recovery in others. Inflation increased slightly, mainly due to the impact of the depreciation of Latin American currencies.

-	Brazil entered recession, with consumption and private investment falling and the unemployment rate higher. The cut in subsidies and the increase in prices for public services pushed up inflation to 10.7%. The central bank reinforced its commitment to control inflation and raised the Selic rate by 250 b.p. to 14.25%.

-	The Chilean economy recovered in 2015, spurred by increased investment and private consumption, which led the central bank to begin to normalise its monetary policy and raise its benchmark rate by 50 b.p. to 3.5%.
-	Mexico improved in the second half of the year, fuelled by stronger domestic demand and exports. Although inflation remained low, the central bank decided to raise its key rate in response to the Fed’s move, in order to anticipate possible bouts of volatility given the strong trade and financial links with the US.

Financial markets and exchange rates

The performance of the markets in 2015 can be divided into two parts. Stock market indices rose in the first half of the year and risk premiums on sovereign and private debt fell significantly, particularly in developed economies. Access to capital markets was more fluid and lending conditions in developed economies eased.

This performance was supported by central banks’ monetary policies, which injected plenty of liquidity, and thus made investors’ search for profitability easier. The European Central Bank’s quantitative easing contained any contagion effect during the worst moments of Greece’s bailout negotiations.

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2015 ANNUAL REPORT
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Economic, banking and regulatory environment

MSCI World Banks index -9% total return in 2015	€/$ 1.09 -10% in 2015	Brent crude oil $37 a barrel -35% in 2015

The summer saw an episode of increased volatility in the markets linked to concern over the slowdown in the Chinese economy and in emerging markets. Although the beginning of monetary policy normalisation in the US was put back to December, share prices took a tumble, which eroded a significant part of the year’s cumulative gains. The main stock markets, however, rallied slightly in the last part of the year.

Exchange rates fluctuated considerably during 2015. The dollar appreciated significantly against the euro and the main Latin American currencies, reaching a 12-year high in effective terms. Emerging market currencies were affected by the ongoing slide in commodity prices, as well as the outflows of capital into developed economies.

Banking sector environment

The banking environment of the countries where Santander operates continued to feel the impact of regulatory changes and a challenging economic situation, which posed a major management challenge for increasing profitability.

In developed countries, banks continued to bolster their balance sheets and their capital levels. The return on capital improved. According to the European Banking Authority, the profitability of european banks increased from 0% on average at the end of 2014 to 7.3% in mid-2015, thanks to the improvement in net interest income and reduced needs for provisions.

Even so, banks continued to face important challenges to spur profitability. Interest rates remained at extraordinarily low levels; business volumes, despite gradually recovering, were still low; and competition was much tougher in most markets.

Competition was high among banks as well as with new players. Shadow banking continued to gain weight and non-banking financial institutions, which are focusing on niches in sectors such as means of payment, financial advice and credit, carried on growing.

In this context, the restructuring process cannot be considered over. Most banks are embarking on changes to their culture, in order to regain the confidence of society and, in general, all need to adapt to the digital revolution, which is going to mark the way that banks relate to their customers, the level of services provided and the efficiency of processes.

International banks are also facing divergent socio-demographic changes, against a backdrop of ageing in developed economies and a sharp rise in middle classes in emerging economies, which will require differentiated strategies for each market.

Supervisory and regulatory context

The regulatory agenda remained intense in 2015. While progress was made in reviewing the prudential framework and developing crisis management plans, attention increased on issues related to consumer and investor protection. All of these areas will be addressed while at the same time driving economic growth.

With regard to capital, the Basel Committee is reviewing its initial proposals for the standard calculation of capital consumption derived from credit, market and operational risks, scheduled to be completed in 2016. The objective is to ensure simplicity, comparability and sensitivity to risk, while not involving an increase in capital for all players. In 2016, the Basel Committee will also present the final proposal on the regulatory treatment of interest rates in the banking book, and will review the treatment of sovereign debt in the prudential framework. The committee will also review the prudential framework in its entirety, in order to assess the impact of the package of regulatory reforms.

In 2015, the Financial Stability Board finalised the framework needed to address the “too big to fail” issue in the banking industry. The last piece —the Total Loss Absorbing Capacity (TLAC) that will be required of global systemically important banks— was finalised in November.

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2015 ANNUAL REPORT
2. Results
Economic, banking and regulatory environment

Milestones of the construction of European Banking Union

Europe continued to progress in implementing the crisis management framework. The Single Resolution Board (SRB) was scheduled to be fully operational as of 1 January 2016. The SRB will set this year the Minimum Requirement for own funds and Eligible Liabilities (MREL) for banks.

In order to finalise the establishment of a Banking Union, the European Commission published in November its proposal for the creation of a single deposit guarantee fund, with a gradual framework until 2024. The European Banking Authority (EBA) meanwhile continued to publish standards and guidelines that help to guarantee harmonised implementation in the European Union of the minimum capital requirements and improve the level playing field.

2015 marked a turning point in the European regulatory agenda. The European Commission stated that, after making progress in forging a more robust and solid financial system, its priority now was to finance growth and support the creation of a capital markets union, analyse the evidence for assessing the impact of regulations and conduct a consultation on the impact of the CRD IV capital requirements directive on financing the economy.

In relation to retail financial services, the European Commission presented a green paper for consultation with the aim of increasing transparency in pricing and eliminating trade barriers inside Europe. It backs digitalisation in particular as a means for achieving this. The Commission also unveiled its Digital Agenda initiative in order to address the launch of the single digital market. In 2016, certain complementary regulatory initiatives are planned, such as the cyber security and data protection directives.

Banking supervision via the Single Supervisory Mechanism (SSM)

Since its launch in November 2014, the SSM has enabled the European Central Bank (ECB) to assume comprehensive supervision of banks in the euro zone. In 2015, the SSM consolidated its functioning and the 129 most important banks came under the ECB’s direct supervision.

Each bank has a joint supervisory team formed by ECB staff and those who work for the national authorities of member states. The Joint Supervisory Team for Banco Santander worked intensely and held more than 100 meetings in 2015 with the Bank.

At the end of 2015, the ECB sent to each bank its decision, establishing the prudential minimum capital requirements for the following year. In 2016, at consolidated level, Santander Group must maintain a minimum CET1 phase-in capital ratio of 9.75% (9.5% is required by Pillar 1, Pillar 2 and the capital conservation buffer and 0.25% is the requirement for being a global systemically important financial institution).

The Joint

Supervisory Team

Comprising staff from the European Central Bank as well as the Bank of Spain, the Bank of Portugal, the Bank of Italy, the Bundesbank, BaFin and the French Prudential Supervisory Authority, among other national authorities.

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2. Results
Santander Group results

Santander Group key data

■ Balance sheet (million euros)	2015	2014	% 2015/2014	2013
Total assets	1,340,260	1,266,296	5.8	1,134,128
Net customer loans	790,848	734,711	7.6	684,690
Customer deposits	683,122	647,628	5.5	607,836
Managed and marketed customer funds	1,075,565	1,023,437	5.1	946,210
Shareholders’ equity	88,040	80,806	9.0	70,327

Total managed and marketed funds	1,506,520	1,428,083	5.5	1,270,042

■ Underlying income statement[1] (million euros)	2015	2014	% 2015/2014	2013
Net interest income	32,189	29,548	8.9	28,419
Gross income	45,272	42,612	6.2	41,920
Pre-provision profit (net operating income)	23,702	22,574	5.0	21,762
Profit before taxes	10,939	9,720	12.5	7,362
Attributable profit to the Group	6,566	5,816	12.9	4,175

■ Underlying EPS, profitability and efficiency[1] (%)	2015	2014	% 2015/2014	2013
EPS[2] (euro)	0.45	0.48	(7.0)	0.39
RoE[3]	7.2	7.0		5.8
RoTE[3]	11.0	11.0		9.6
RoA	0.6	0.6		0.4
RoRWA[4]	1.3	1.3		—
Efficiency ratio (with amortisations)	47.6	47.0		48.1

■ Solvency and NPL ratios (%)	2015	2014	% 2015/2014	2013
CET1 fully loaded[3] [4]	10.05	9.65		—
CET1 phase-in3 [4]	12.55	12.23		—
NPL ratio	4.36	5.19		5.61
Coverage ratio	73.1	67.2		64.9

■ Market capitalisation and shares	2015	2014	% 2015/2014	2013
Shares (million)	14,434	12,584	14.7	11,333
Share price (euros)	4.558	6.996	(34.8)	6.506
Market capitalisation (EUR million)	65,792	88,041	(25,3)	73,735
Book value (euro)	6.12	6.42		6.21
Price/Book value (x)	0.75	1.09		1.05
P/E ratio (x)	10.23	14.59		16.89

■ Other data	2015	2014	% 2015/2014	2013
Number of shareholders	3,573,277	3,240,395	10.3	3,299,026
Number of employees	193,863	185,405	4.6	186,540
Number of branches	13,030	12,951	0.6	13,781

■ Information on total profit[5] (euros million)	2015	2014	% 2015/2014	2013
Attributable profit to the group	5,966	5,816	2.6	4,175
EPS (euro)[2]	0.40	0.48	(15.9)	0.39
RoE[3]	6.6	7.0		5.8
RoTE[3]	10.0	11.0		9.6
RoA	0.5	0.6		0.4
RoRWA[4]	1.2	1.3		—
P/E ratio	11.3	14.6		16.9

Variations w/o exchange rate: Quarterly: net interest income: +8.0%; Gross income: +5.6%; Pre-provision profit: +4.4%; Attributable profit: +9,4%.

1.	Excluding non-recurring capital gains and provisions (2015: -€600 million).
2.	EPS: Attributable profit including the AT1 cost recorded in shareholders’ equity/average number of shares for the period excluding treasury shares.
3.	In 2014, pro-forma taking into account the January 2015 capital increase.
4.	Due to applying the new CRD IV directive, the 2013 figure is not included because it is not homogeneous with the other figures.
5.	Including net capital gains and provisions.

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Santander Group results

Results	For more information on results, see pages 116-121 of Banco Santander’s Annual Report

Customers: more loyal

The commercial transformation and multichannel initiatives enable us to achieve significant growth in the number of loyal and digital customers. Of note among these initiatives was the launch of differentiated value propositions for individual customers and companies in various countries; improvements in commercial websites, apps and functionalities for mobile phones; and streamlining of processes.

Loyal customers
Million
12.6
13.8
+10%
2014
2015
Individual customers: +10%
Companies: +8%

Digital customers
Million
14.1
16.6
+17%
2014
2015
31% of active digital customers

Revenues: quality growth

The improvement in customer loyalty and customer satisfaction was reflected in notable growth in commercial revenues: net interest income was up 9% and fee and commission income 4%.

Costs were almost flat (+1% excluding the inflation and perimeter impact). The €2,000 million cost savings plan was met one year ahead of schedule, which enabled the investments in transforming the Bank and regulatory costs to be absorbed.

Loan-loss provisions continued to decline and fell 4% in 2015.

Commercial revenues
+8%
Costs
+1%
Provisions
-4%
Efficiency ratio
47.6%

Results: profit growth

As a result of all these factors, underlying attributable profit grew 13%.

Discounting non-recurring results, attributable profit rose 3%.

Underlying attributable profit
Million euros
5,816
6,566
5,966[1]
+13%
2015/2014
2014
2015

1. Attributable profit, including non-recurring net capital gains and provisions, +3%.

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Santander Group results

Balance sheet	For more information on balance sheet, see pages 122 to 128 of Banco Santander’s Annual Report

1. Pro-forma, incorporating the January 2015 capital increase.

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Countries

Results by countries and businesses

Spain

Santander Spain operates in retail, commercial and wholesale banking and has market shares of 13.2% in loans and 14.2% in savings.
Employees 24,216 Customers (million) 12.7 Loans1 2 155,204 (-3%) Attributable profit[1] 977 (+18%) 1. Million euros. 2. Change without repos.
Main 2016 objectives

•     In 2015, Santander Spain made significant pro- gress in its new strategy which, based on the Simple, Personal and Fair culture, rests on five pillars:

-      Building long-term relations with customers. To this end, the 1/2/3 accounts for individual customers and SMEs were launched. This strate- gy proposes a new concept of relationship that rewards loyalty for transactions and enhances customers’ relationship with the Bank. The 1|2|3 account had more than 860,000 customers at the end of 2015 and captured 237,000 payroll accounts. The 1|2|3 SME account, which offers cashback on salaries deposited at the Bank and payment of social security contributions, taxes and supplies related to business activity, was opened by more than 50,000 small and me- dium-sized firms.

-      Be the bank of choice for companies in Spain. The commercial team specialised in the segment for SMEs and businesses was strengthened. New lending to companies grew 18% and the Bank consolidated its leadership in global corporate banking.

-      Achieve excellence in service quality. The operational excellence plan aims to increase customer satisfaction through digital transformation, reviewing the processes and improving the customer experience in all channels. Santander Spain also began to implement a new branch model in 2015 which, with an innovative and functional design, integrates digital techno- logy into the branch.

-      Develop advanced risk management through comprehensive management. The new 1|2|3 strategy facilitates greater knowledge of customers for risk analysis and the possibility of increasing the customer vision from the risk area. The NPL ratio was reduced in 2015 to 6.53%.

-      Maintain a sustainable level of profitability, based on stable results and a more efficient capital model.

•     Corporate governance of this Group unit was also strengthened in 2015 with the creation of the Santander Spain board, equating its governance structure to the subsidiary model of the Group’s other local units. This board will over- see the actions of Santander Spain in policies and strategies, risk-taking, human resources and senior management appointments.

• Reach 2 million 1|2|3 accounts. • Increase the market share of SMEs from 20% to 22%[1]. • Cost of credit below 0.60%. 1. As main bank.

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Poland

Bank Zachodni WBK is one of the largest and most modern Polish banks and the leader in digital banking.

2015 highlights

•     Bank Zachodni WBK aims to maintain a leading position in banking for individual customers and become the best bank for businesses in Poland, through a range of modern products for SMEs, helping customers to internationalise (specifically in the food, agriculture and automotive sectors) and provide comprehensive services for the largest financial projects in Poland.

•     BZ WBK is Poland’s leader in mobile and online banking and cards.

-     The BZWBK app for mobile phones (666,000 users) is one of the best in Europe, having won several local and international prizes (for example, the 2015 World’s Best Digital Bank Awards from Global Finance magazine and first place in the Polish Newsweek ranking).

-     2 million customers use electronic banking services. 6.72 million transactions were made in 2015.

-     Card sales amounted to PLN 1.2 million at the end of the year and included 903,700 prepaid cards, 736,800 credit cards and 3.22 million debit cards.

-     The bank also launched innovative card payments using HCE technology. The cloud card is available via the BZ WBK24 mobile application for Android (NFC) phone users.

•    Lending in 2015 increased by 11%, driven by strategic segments such as mortgages, direct credit, SMEs and corporates.

•    Euromoney magazine named Bank Zachodni WBK the Best Bank in Poland in 2015.

Employees 11,474 Customers (Million) 4.3 Loans1 2 18,977 (+11%) Attributable profit[1] 300 (-15%) 1. Million euros, change in local currency. 2. Change without repos.

Portugal

Santander Totta is the bank in Portugal that grew the most in lending to companies and is the leader in terms of attributable profit generated in the country.

2015 highlights

•    The Bank’s strategy focused on managing lending rates, increasing market shares, particularly in companies, controlling NPLs and enhancing efficiency. From its position of strength and profitability, Santander Totta was able to benefit from the improvement in the economic cycle and so keep on helping people and businesses prosper.

•    At the end of the year, the Bank announced its acquistion of Banco Banif, which added

2.5 percentage points to its market share and turned it into the country’s second largest private sector bank.

•    Santander Totta increased its market share in lending to companies to 9.7% in 2015 (+1 p.p.) and its share of new loans was 15.3%, up from 11.7% in 2014. This performance was in contrast to the sector’s shrinkage in this business segment.

•    Of note in banking for individual customers was the launch of the 1|2|3 World. Since its launch in March, the number of 1|2|3 accounts has risen to 110,000. In mortgages, Santander Totta grew at a much faster pace than the sector average, gaining 3.2 p.p. in market share of new lending to 17.9%. Deposits amounted to €29,000 million (including Banif), 21% more than in 2014.

•    In 2015, Santander Totta was named Best Bank in Portugal by Euromoney and Global Finance, and Bank of the Year by The Banker.

Employees 6,568 Customers (Million) 3.8 Loans1 2 28,221 (+26%) Attributable profit[1] 300 (+63%) 1. Million euros. 2. Change without repos.

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Santander Consumer Finance

With a strong position of leadership in Europe’s consumer finance market, SCF specialises in auto finance, loans to buy durable goods, personal loans and credit cards.

Employees 14,533 Customers (Million) 16.8 Loans1 2 73,709 (+21%) Attributable profit[1] 938 (+18.0%) 1. Million euros, 2. Change without repo

•   SCF is among the top three consumer finance providers in the main markets in which it operates. Its geographic diversification is well balanced between countries in north and south Europe.

•   It operates through 130,000 associated points-of-sale (car dealers and shops), and has a large number of finance agreements with car and motorcycle manufacturers, as well as major retail distribution groups.

•   In an environment of fledgling consumer recovery and car sales (+9% in the footprint), SCF continued to gain market share backed by a business model based on: geographic and product diversification with leadership positions and critical mass in key markets; higher efficiency than that of its competitors; strong analytical capabilities; and management of risks and recoveries that enables it to maintain high credit quality.

•   The trend in profits (+18%) reflects revenue growth (+23%) higher than the rise in costs (+21%) and loan-loss provisions that were 1% lower. The cost of credit was 0.77%. SCF shows a consistent profitability and set a new profit record in 2015 (€938 million).

•   The NPL ratio (3.42%) and coverage (109%) were clearly better than the consumer business standards.

•   Of note, by unit, was Germany whose profit was €393 million, the Nordic countries (€234 million) and Spain (€169 million).

The agreements coming into effect in 2015 strengthen SCF’s position in its markets:

•   More than 60% of the agreement with Banque PSA was completed in 2015, enabling SCF to consolidate its leadership in auto finance.

•   The integration of GE Nordics countries increased the weight of direct loans in the product mix, reinforcing profitable and diversified growth in the region. Nordics, which operates in economies with the highest credit ratings, is one of SCF’s key units.

•   Growth in new lending in the main countries: Germany, Nordic countries and Spain.

Main 2016 objectives • Reach 17 million active customers. • Increase lending from €77,000 million to €87,000 million. • Maintain a cost-to-income ratio of 45% despite the integration of PSA.

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United Kingdom

Santander UK aims to deepen customer relationships and continue to improve its service proposition, achieving consistent and growing profitability and a strong balance sheet.

Employees 25,866 Customers (Million) 26.0 Loans1 2 282,673 (+5%) Attributable profit[1] 1,971 (+14%) 1. Million euros, change in local currency. 2. Change without repos.

•   Santander UK wants to grow customer loyalty and market share, deliver operational and digital excellence, and achieve consistent, growing profitability and a strong balance sheet. The Bank continues to deliver a culture that is Simple, Personal and Fair, while supporting the communities in which it operates.

2015 highlights

•   1|2|3 customers increased by one million to 4.6 million in 2015. Retail banking current account balances increased by an average of £1 billion per month in the same period, ending the year at £53.2 billion.

•   Santander UK continued to support the UK housing market. Gross mortgage lending amounted to £26.5 billion, of which £4.5 billion related to first time home buyers. Net mortgage lending was £2.7 billion.

•   Santander UK continued to support UK companies utilising a broader product suite and expanded footprint. Customer loans increased 10% to £26.4 billion, despite market weakness. New facilities increased 14% and bank account openings grew 4%.

•   Customer satisfaction scores improved significantly in 2015 to 62.9%, according to the Financial Research Survey (FRS). The top three bank peers have an average of 62%.

•   Santander UK increased net interest income by 5% in local currency, driven by liability margin improvement and increased retail and corporate lending. Banking NIM remained broadly flat at 1.83% versus 2014.

•   These results were achieved while maintaining a strong balance sheet and capital position, as well as increased profitability. 2015 RoTE increased to 11.8%.

Main 2016 objectives • Increase digital customers from 3,7 million to 4,3 million. • Credit growth to companies 5 p.p. higher than the market. • CAGR of fee and commission income 5-10%.

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Brazil

Santander Brazil is the third largest private sector bank by assets. In a difficult economic context the Bank improved its franchise and results.

Employees 49,520 Customers (Million) 32.4 Loans1 2 60,238 (+9%) Attributable profit[1] 1,631 (+33%) 1. Million euros, change in local currency. 2. Change without repos.

2015 highlights

•   Santander Brazil made progress in its main strategic lines to simplify, modernise and improve the customer experience, installing a business model that places the customer at the centre of all decisions and operations.

•   Pacote Boas Vindas, which enables new individual customers to obtain the number of their current account, debit and credit cards and full access to electronic channels quickly and efficiently in two days from the time of signing off, was launched; and the offer of Contas Combinadas, which includes two types of service options, was renewed: the Conta Básica, for those who carry out fewer operations with their account and require tailored services and the Conta Mais, for customers who use their account more frequently.

•   The Bank launched Santander Negócios & Empresas for SMEs. This platform is focused on products, services and attention for these companies, adapted to the profile of each entrepreneur. In Global Corporate Banking, the Bank took part in the main business transactions that took place in the year.

•   Santander Brazil is increasing its customer base, seeking to gain customers’ loyalty through better levels of service. The Bank made significant investments such as the acquisition of Súper, a digital platform that provides an electronic banking account, a prepayment card and access to simplified financial services. It also entered into a joint venture with Banco Bonsucesso to create Banco Bonsucesso Consignado. Furthermore, it created Certo, a new commercial banking and customer relationship management model.

•   As part of the Group’s digital transformation process, Santander Brazil fostered the use of digital channels among its customers through the Vale a pena ser digital campaign. The number of digital customers rose 15% in 2015.

•   All these investments had a direct impact on customer satisfaction and on reducing the number of claims (-39%).

•   The Bank increased the number of loyal customers in 2015 to 3.2 million, grew lending (9%), rationalised costs and reduced loan-loss provisions and NPLs according to local criteria.

Main 2016 objectives

•   Increase the number of loyal customers from 3,2 million to 3,6 million.

•   Maintain control of bad loans with a NPL ratio below the sector’s average.

•   Profits higher than those in 2015 in local currency terms.

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Mexico

Santander consolidated its position as the country’s third largest bank by business volume with a 14% market share and a sound and diversified portfolio.

Employees 17,847 Customers (Million) 12.4 Loans1 2 30,158 (+19%) Attributable profit[1] 629 (+3%) 1. Million euros, change in local currency. 2. Change without repos.

2015 highlights

•   Santander Mexico wants to be the leader in the Mexican market in terms of profitability and growth. To this end, it is acquiring new customers with substantial business potential, increasing loyalty among current customers and reducing the churn rate. It is also gaining market share in larger SMEs and mid-market enterprises and increasing its participation in infrastructure projects. The Bank continues to consolidate its leadership in mortgages for medium and high-income customers and is carrying out a thorough transformation of its operational model in technology and infrastructure, talent, quality, processes, marketing and brand.

•   In 2015, the Bank completed its most ambitious expansion programme in Mexico in recent years, whereby it increased the number of branches by 200 over the last three years, made progress in multichannel services through mobile banking initiatives and had a network of 5,989 ATMs in place at the end of the year.

•   Thanks to its efforts to help customers prosper, Santander Mexico was once again the leading bank in 2015 in loans for SMEs (+22%). Loans to companies grew 25%, also higher than the market. Mortgages rose 13%, consumer credit 31%, more than double the pace of the market, and insurance business 4%.

•   In the energy and infrastructure sectors, Santander confirmed its leadership by financing more than 14 projects worth over $88 billion. It also reached an agreement to supply banking services to more than 11,000 petrol stations in Mexico.

•   The strong growth in lending was accompanied by a strict process of monitoring and assessing the quality of the portfolio. The NPL rate decreased to 3.38%.

•   The magazine LatinFinance recognised Santander Mexico in 2015 as the Best Bank in Infrastructure in Mexico, Global Finance as the Best Private Bank in Mexico and International Finance Magazine as the most socially responsible bank in Mexico.

Main 2016 objectives • Exceed one million digital customers from 876,000 in 2015. • Attain more than 3.3 million payroll accounts. • Reach MXN 75 billion in loans to SMEs.

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2. Results Countries

Chile

Santander is the country’s largest bank in terms of assets and customers.

2015 highlights

•   The Bank continued to grow in 2015 despite the downturn in the local economy. In individual customers, progress was made in consolidating the Select model for high-income customers and in developing the new branch model in the traditional network. In SMEs, Santander Advance was launched which is backed by its own CRM system (NEO Advance). The Bank continued to open its new centres for companies, generating more proximity with customers, which produced gains in market shares in loans and deposits.

•   Santander Chile has market shares of 19.1% in loans and 18.3% in deposits. Lending grew 14% and deposits 13%.

•   Santander Chile received the prize for the Best Bank of the Year in Chile from The Banker magazine and the Best Private Bank in Chile from Euromoney.

•   The four strategic pillars of Santander Chile are:

-    Improve the quality of customer attention and experience.

-    Transform the retail and commercial banking business, particularly with medium and high-income customers and SMEs.

-    Strengthen business with large and me- dium-sized companies.

-    Foster a new culture focused on the customer and a Simple, Personal and Fair way of doing things.

Employees 12,454 Customers (Million) 3.6 Loans1 2 32,338 (11%) Attributable profit[1] 455 (-13%) 1. Million euros, change in local currency. 2. Change without repos.

Argentina

Santander Río is the country’s leading private sector bank by volume of assets and liabilities.

2015 highlights

•   Santander Río has a market share of 10.0% in loans and 10.3% in deposits. In 2015, the Bank’s business posted strong growth, with loans rising 52% and savings 58%. Income increased by 27% in pesos and costs by 43%.

•   The Bank has a multichannel network focused on quality of service and customer satisfaction. The branch network increased by 10%, with the opening of 21 new spaces, 82 corners and 125 Select boxes for high-

income customers. Four business centres were also opened for SMEs and companies. The project to transform the branch network continued, with the aim of installing a new customer attention model based on automated processes and use of new technology.

•   The commercial strategy centred on customer acquisition and loyalty, particularly high-income customers and SMEs. In the medium and long-term, Santander Río will focus on increasing the reach of its distribution network, improving efficiency and service quality, and fostering financial inclusion and banking penetration.

•   Santander Río was recognised by Euromoney and The Banker magazines as the Best Bank in Argentina. It was also awarded the prize for Best Digital Bank and Best Mobile Bank in Latin America by Global Finance magazine.

Employees 7,952 Customers (Million) 2.8 Loans1 2 6,028 (+52%) Attributable profit[1] 378 (+22%) 1. Million euros, change in local currency. 2. Change without repos.

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2. Results Countries

United States

Santander carries out retail banking in the northeast of the country as Santander

Bank and consumer finance nationwide through Santander Consumer USA.

Employees 18,123 Customers (Million) 5.1 Loans1 2 84,190 (+7%) Attributable profit[1] 678 (-34%) 1. Million euros, change in constant currency. 2. Change without repos.

2015 highlights

•   Santander Bank increased the number of loyal customers to 266,000, while customers who use the online and mobile channels increased 12% to 617,000. The Bank launched Simply Right, an easy-to-use current account that waives commissions for those who perform at least one financial transaction a month. It also simplified its current accounts by reducing the line of products from 13 to 5 and launched a new, more modern and updated website.

•   Santander Consumer USA’s (SC’s) net income increased 17% to $900 million, driven by disciplined originations and additional fee income from its services for other platforms. To better serve its customers, enhance vendor management oversight and diversify and de-risk its business, SC focused on expanding its servicing capabilities in 2015 as it moves to open new facilities in Mesa (Arizona) and San Juan (Puerto Rico).

•   Santander US launched a transformation programme to bolster its capabilities in risk management, finance and technology to manage its business better and be able to comply with the regulator’s expectations. This programme includes high investments and strengthening of the franchise. In 2016, all of Santander’s main units in the US will be integrated into the Group’s holding in the country, Santander Holdings USA, which currently comprises Santander Bank and Santander Consumer USA.

•   Santander Bank made contributions to 286 not-for-profit organisations in the territory where it operates. Santander Bank’s employees donated 13,696 hours of voluntary service to the communities where they live and work.

•   In the years to come, Santander US will focus on acquiring individual customers through the development of a simple and innovative value proposal, while improving its digital capabilities and customer satisfaction. The emphasis in commercial banking will be on its product, sales and risk capabilities. SC USA, meanwhile, will increase services for other businesses, take full advantage of the potential of the agreement with Chrysler and focus on its core businesses.

Main 2016 objectives • Increase the number of digital customers from 617,000 to 725,000. • Boost lending to companies to $20,7 bn.

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2. Results
Global Corporate Banking

Global Corporate Banking

SGCB is the global business division mainly focused on corporate clients and institutions which, due to their size or sophistication, require a tailored service or value-added wholesale products.

Loans1 2

90,167 (+4%)

Attributable profit1 3

1,625 (+2%)

1. Million euros, change in local currency.

2. Change without repos.

3. The results for this global unit are included in the data for each local unit.

•   The SGCB business model rests on three pillars: a customer focus, strong global product capabilities and interconnection with local units. All combined with permanent and optimum management of risk, capital and liquidity.

2015 highlights

•   Optimisation of capital was one of SGCB’s priorities during 2015. In order to make progress in this objective, SGCB created a new area called Asset Rotation and Capital Optimization (ARCO), which incorporates all the capabilities of structuring and sales to improve the Originate to Distribute initiative.

•   SGCB attained a leadership position in Latin America in debt capital markets, cash management and emerging Latin American currencies, according to the main rankings and market awards. It is also the leader in Acquisition & Project Finance, Export & Agency Finance and Trade Finance.

•   In order to respond adequately to the transformation of international trade finance, SGCB focused on innovation, digitalisation and further development of some of its products.

•   SGCB deepened its cooperation with the Retail and Commercial Banking division by developing a wide range of products and services for the customers in this segment.

2018 objectives

SGCB will centre on the following aspects of its value proposals:

•   Continue to be an expert in Latin America.

•   Maintain unique, differentiated capabilities in relation to origination, structuring and distribution of loans, and its leadership in Acquisition Finance, Structured Credit and Project Finance.

•   Spur the commercialisation of a wide range of solutions for retail and commercial banking customers, tailored to their needs and/or risk tolerance.

•   Be the customers’ bank of choice for access to euro and sterling capital markets.

•   Continue to be the leading bank in international trade.

•   SGCB will also put into effect measures to reduce the consumption of capital and will continue the gradual change toward a business based more on fee and commission, through an improved offer in advisory services and the Originate to Distribute initiative.

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“The purpose of the **changes** made to the Bank's **board of directors and management team** is to have the best **prepared and most qualified people** and to provide the Group with **best corporate governance practices** at an **international level**”

3

Corporate governance report

Balanced and committed board.

- Of 15 directors, 11 are non-executive and 4 are executive.

Equality of shareholders' rights.

- Principle of one share, one vote, one dividend.
- No defensive mechanisms in the Bylaws.
- Encouragement of informed participation at meetings.

Maximum transparency, particularly as regards remuneration.

A corporate governance model recognised by socially responsible investment indexes.

2015 ANNUAL REPORT
3. Corporate governance report Executive summary

“Banco Santander complies with the recommendations and the highest standards regarding good governance that are applicable to listed companies and credit institutions”

Ms Ana Botín, Group executive chairman of Banco Santander General shareholders’ meeting

27 March 2015

Executive summary

Changes in the composition of the board

The following changes have led to a more qualified, international, independent and diverse board:

•	At its meeting on 25 November 2014, at the proposal of the appointments committee, the board of directors approved the following appointments:

•	Mr Bruce Carnegie-Brown, as vice chairman, independent director and lead director.

•	Ms Sol Daurella Comadrán and Mr Carlos Fernández González, as independent directors.

These independent directors filled the vacancies created by the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos as well as by the resignations of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan. The appointments, once cleared by the European Central Bank, took effect on 12 February 2015 in the case of Mr Bruce Carnegie-Brown and Mr Carlos Fernández González, and on 18 February in the case of Ms Sol Daurella Comadrán.

•	On 25 November 2014, at the proposal of the appointments committee, the board of directors appointed Mr José Antonio Álvarez Álvarez as a member of the board and chief executive officer, replacing Mr Javier Marín Romano. These appointments, once cleared by the European Central Bank and having complied with the related legal requirements, took effect on 13 and 14 January 2015, respectively.

•	At its meeting on 16 January 2015, at the proposal of the appointments committee, the board of directors resolved to appoint Mr Rodrigo Echenique Gordillo, vice chairman of the board, executive director of the Bank.

•	At its meeting on 30 June 2015, at the proposal of the appointments committee, the board resolved to appoint by co-option Mr Ignacio Benjumea Cabeza de Vaca as a non-executive director following the resignation of Mr Juan Rodríguez Inciarte as member of the board. The appointment took effect on 21 September, once cleared by the European Central Bank.

•	Mr Jaime Pérez Renovales was appointed general secretary and secretary of the board and head of the General Secretariat and Human Resources division effective as of 1 September.

•	Lastly, following the resignation of Ms Sheila C. Bair from her position as a director of the Bank, the board, at its meeting held on 22 December, at the proposal of the appointments committee, resolved to appoint by co-option Ms Belén Romana García as an independent director, once cleared by the European Central Bank.

Activities of the board

•	The board held 21 meetings during 2015. In addition to the report made by the Group executive chairman at each annual meeting, the chief executive officer submitted management reports on the Group and the vice chairman, Mr Matías Rodríguez Inciarte, reported on the Group’s risks. As in previous years, the board held one meeting on the Group’s global strategy in 2015.

•	The Group’s external auditors and heads of internal audit participated, respectively, in 12 and 11 of the 13 meetings held by the audit committee in 2015 and reported to the board on two occasions.

Capital increase

•	In 2015 the Bank carried out four capital increases, effective 9 January, 29 January, 29 April and 4 November.

•	In the first capital increase, carried out through an accelerated bookbuilding, 1,213,592,234 new shares were issued, representing 9.64% of the Bank’s share capital at year-end 2014.

•	In the last three capital increases, carried out within the framework of the Santander Scrip Dividend programme, 262,578,993, 256,046,919 and 117,859,774 new shares were issued, representing 2.09%, 2.03% and 0.94%, respectively, of the Bank’s share capital at year-end 2014.

All this entailed a total increase in share capital equal to 14.7% in comparison with share capital at year-end 2014.

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3. Corporate governance report Executive summary

New dividend policy

•	In 2015 the Bank’s dividend policy was redirected, effective from the first dividend paid for this year and for the purpose of once again paying most remuneration in cash, announcing the remuneration for 2015 would be EUR 0.20 —three cash dividends and a scrip dividend, in an approximate amount of five cents per share for each of them—.

The Bank also announced its intent that the cash payout represent between 30% and 40% of its recurring profit in the coming years, instead of the previous 20%, and that payments to shareholders reflect the growth in its profit.

Bylaw-stipulated emoluments

•	Bylaw-stipulated emoluments earned by the board amounted to EUR 5.2 million in 2015, which is 13.6% less than the maximum amount approved at the general shareholders’ meeting.

Remuneration of executive directors

•	At the general shareholders’ meeting on 27 March 2015, shareholders also approved the maximum ratio of variable components of remuneration in relation to fixed components for 2015 for a maximum of 1,300 members of the identified group, including executive directors.

Under no circumstances may this maximum ratio exceed 200%. At this general shareholders’ meeting of 27 March 2015, shareholders also resolved to amend article 58 (remuneration of directors) and article 59-2 (transparency of the director remuneration system) of the Bylaws, including a new wording to article 59 (approval of the director remuneration policy) and renumbering former article 59 as article 59-2.

At the general shareholders’ meeting of 27 March 2015, shareholders approved, on a binding basis, the director remuneration policy of Banco Santander, S.A. for 2015 and 2016 and submitted the annual report on director remuneration to the consultative vote of shareholders.

These amendments to the Bylaws, together with other amendments approved by the shareholders at the general meeting of 27 March 2015, were registered with the Cantabria Commercial Registry on 1 July 2015.

Appointment of new country heads in the US, Spain, Mexico and Brazil

•	In March 2015, Mr Scott Powell was appointed the new country head and chief executive officer of Santander Holdings USA (SHUSA), the head of all Santander business in the United States. In his career over the last few years, Mr Powell has held positions of responsibility at J.P. Morgan Chase and Citigroup Inc., and until such date was the executive chairman of National Flood Services, an insurance company. He has broad experience in commercial banking, consumer finance and risks.

•	On 30 June 2015, the board of directors of Banco Santander resolved to appoint Mr Rami Aboukhair Hurtado, the Bank’s senior executive vice president with vast experience in retail banking in Spain and the UK, as the new country head of Santander Spain.

•	On 24 August 2015, Mr Marcos Martínez Gavica and Mr Héctor Blas Grisi Checa were appointed as non-executive chairman and chief executive officer of Grupo Financiero Santander México. Both appointments took effect on 1 January 2016 and 1 December 2015, respectively. Mr Grisi joined the Bank as country head in Mexico following a long career in this country’s financial system.

•	Lastly, in September 2015 Mr Sérgio Rial was appointed country head of the Group in Brazil, an appointment which took effect as of 1 January 2016. Mr Rial joined the Group in March 2015 as chairman of the board of directors of Santander Brazil and since then has collaborated with Mr Jesús María Zabalza Lotina in carrying out this bank’s executive duties. He has vast international experience and has had a successful career in banking as well as in other businesses, in addition to having been a member of the board of important Brazilian and other international companies.

Financial information that the Bank publicly discloses periodically

•	The board has approved or prepared quarterly, semi-annual financial information, the annual accounts and the management report for 2015, along with other documents such as the annual report, the sustainability report, information of prudential relevance (Pillar III), the annual corporate governance report, the reports of the board committees and the annual report on director compensation.

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3. Corporate governance report 1. Introduction

1. Introduction

In this new phase, we have reinforced our corporate governance, with particular emphasis on the role and operation of the board of directors and its role in risk management, in accordance with the highest international standards in this regard. For Santander, robust governance is a key element in ensuring a sustainable long-term business model.

We have a board of directors that is highly qualified; the experience, knowledge and dedication of the directors and diversity of the board form part of the essential elements to reach the goal of making Santander the best commercial bank in the world.

In line with the Bank’s vision and mission and within the framework of its general supervisory function, the board of directors takes decisions that relate to the Group’s main policies and strategies, its corporate culture, the definition of its corporate structure and the promotion of suitable corporate social responsibility policies. In addition, and especially in exercising its responsibility for the management of all risks, the board must approve and monitor the risk framework and appetite, ensure it is in line with the Bank’s business plans, verify that such risk is correctly reported by all units and oversee the operation of the three lines of defence, guaranteeing the independence of the heads of risk, compliance and internal audit and their direct access to the board.

During the last year and a half, the presence of non-executive directors —most of which are independent— has increased, which ensures adequate oversight of the executive management of the business and decision making and is also conducive to an intense and high-quality debate of all matters.

•	Santander continues to bring its governance system into line with the highest international standards, both at corporate and subsidiary level, through the implementation of the new internal governance model approved by the Group.

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3. Corporate governance report 2. Ownership structure

2. Ownership structure

Number of shares and significant interests

Number of shares

In 2015 the Bank carried out four capital increases, effective 9 January, 29 January, 29 April and 4 November, with the issuance of 1,213,592,234, 262,578,993, 256,046,919 and 117,859,774 new shares, representing 9.64%, 2.09%, 2.03% and 0.94%, respectively, of the Bank’s share capital at year-end 2014.

The first increase was carried out through an accelerated bookbuilding and the last three within the framework of the Santander Scrip Dividend programme. All this entailed a total increase in share capital equal to 14.70% in comparison with share capital at year-end 2014.

	Number of shares	% of share capital*
9 January	1,213,592,234	9.64
29 January	262,578,993	2.09
29 April	256,046,919	2.03
4 November	117,859,774	0.94

Total	1,850,077,920	14.70

*	Of share capital at year-end 2014.

The Bank’s share capital at 31 December 2015 was represented by 14,434,492,579 shares, whose value according to the listing price on the Electronic Spanish Stock Market Interconnection System at such date was EUR 65,792.4 million.

All shares carry the same voting and dividend rights.

Significant interests

No shareholder held significant interests (of more than 3% of the share capital1 or interests that would permit a significant influence over the Bank) at 31 December 2015.

The interests held by State Street Bank and Trust Company (12.62%); The Bank of New York Mellon Corporation (6.05%); Chase Nominees Limited (4.84%); EC Nominees Limited (3.99%); Societe Generale S.A. (3.81%); Clearstream Banking S.A. (3.50%); and Guaranty Nominees Limited (3.23%), which were the only ones in excess of 3%, were held by them on behalf of their customers. The Bank is not aware of any of them holding individual interests of 3% or more of its share capital.

Bearing in mind the current number of members of the board of directors (15), the percentage of capital needed to exercise the right to appoint a director, in accordance with article 243 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital) on proportional representation, is 6.67%.

Shareholders’ agreements and other significant agreements

Section A.6 of the annual corporate governance report, which forms part of the management report, contains a description of the shareholders’ agreement executed in February 2006 by Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, providing for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them. Such agreement was also reported to the Spanish National Securities Market Commission (CNMV) as a material fact and is described in the public records thereof.

On 3 August and 19 November 2012, Banco Santander notified the CNMV, through a material fact, that it had been formally notified of amendments to this shareholders’ agreement with regard to the signatories thereto.

On 17 October 2013, the Bank also notified the CNMV, through a material fact, of an update to the signatories and the distribution of shares included in the syndication, as a result of a business reorganisation carried out by one of the parties to the agreement.

On 3 October 2014, Banco Santander notified the CNMV, through a material fact, of a new update to the signatories and the distribution of shares included in the syndication, as well as the change in the chairmanship of the syndicate, which is vested in Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, the current chairman of the board of trustees of the Botín Foundation, supplementing such information through a material fact notification on 6 February 2015.

On 6 February and 29 May 2015, Banco Santander notified the CNMV, through respective material facts, of the updates to the signatories and the distribution of shares included in the syndication, all within the framework of the inheritance process as a result of the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos.

Lastly, on 29 July 2015 Banco Santander notified the CNMV, through a material fact, of an update to the signatories and the distribution of shares included in the syndication as a result of extinguishing the usufruct over the shares of one of the parties to the agreement along with the voting rights arising therefrom, thereby consolidating the full price of the aforementioned shares in the Botín Foundation.

1.	Limit set by Royal Decree 1362/2007, of 19 October, for defining the concept of significant interest.

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Shares included in the syndication

At 31 December 2015, the syndication included a total of 72,933,193 shares of the Bank (0.505% of its share capital), broken down as follows:

Signatories to the shareholders’ agreement	Number of sharess
Ms Ana Patricia Botín-Sanz de Sautuola O’Shea[1]	8,294,091
Mr Emilio Botín-Sanz de Sautuola O’Shea[2]	16,873,709
Mr Francisco Javier Botín-Sanz de Sautuola O’Shea[3]	16,290,053
Ms Paloma Botín-Sanz de Sautuola O’Shea[4]	7,835,293
Ms Carmen Botín-Sanz de Sautuola O’Shea	8,636,449
PUENTEPUMAR, S.L.	—
LATIMER INVERSIONES, S.L.	—
CRONJE, S.L., Unipersonal[5]	9,428,319
NUEVA AZIL, S.L.[6]	5,575,279

TOTAL	72,933,193

1.	8,074,263 shares indirectly through Bafimar, S.L.
2.	7,800,332 shares indirectly through Puente San Miguel, S.L.U.
3.	4,652,747 shares indirectly through Inversiones Zulú, S.L. and 6,794,391 shares indirectly through Agropecuaria El Castaño, S.L.U.
4.	6,628,291 shares indirectly through Bright Sky 2012, S.L.
5.	Controlled by Ms Ana Botín-Sanz de Sautuola O’Shea.
6.	Controlled by Ms Carolina Botín-Sanz de Sautuola O’Shea.

In all other respects the aforementioned syndication agreement remains unchanged.

The aforementioned material facts may be viewed on the Group’s corporate website (www.santander.com).

Treasury shares

Treasury share policy

The sale and purchase of own shares, by the company or by companies controlled thereby, must conform to the provisions of applicable law and the resolutions adopted at the general shareholders’ meeting in this regard.

The Bank, by resolution of the board of directors on 23 October 2014, approved the current treasury share policy2 taking into account the criteria recommended by the CNMV.

Treasury share transactions have the following objectives:

a)	To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to such market and minimising possible temporary imbalances between supply and demand.
b)	To take advantage, in benefit of shareholders as a whole, of situations of weakness in the price of the shares in relation to prospects of changes in the medium term. Such transactions are subject to the following general guidelines.

•	They may not entail a proposed intervention in the free formation of prices.

•	Trading may not take place if the unit entrusted with such transaction is in possession of insider or relevant information.

•	Where applicable, the execution of buy-back programmes and the acquisition of shares to cover obligations of the Bank or the Group shall be permitted.

Transactions with treasury shares are carried out by the investments and holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective chinese walls, preventing it from receiving any insider or relevant information. The head of such department is responsible for the management of treasury shares.

Key data

At 31 December 2015, the Bank held 40,291,209 treasury shares, representing 0.279% of its share capital at that date (at year-end 2014, there were 1,465,371 treasury shares, representing 0.012% of the Bank’s share capital at such date).

The following table sets out the monthly average percentages of treasury shares in 2015 and 2014.

■ Monthly average percentages of treasury shares1

    % of the Bank’s social capital2

	2015	2014
January	0.200	0.154
February	0.218	0.232
March	0.233	0.241
April	0.246	0.136
May	0.181	0.260
June	0.169	0.297
July	0.132	0.284
August	0.187	0.414
September	0.244	0.337
October	0.336	0.156
November	0.336	0.258
December	0.335	0.141

1.	Further information in this regard is included in section A.8 of the annual corporate governance report, which forms part of the management report, and in the capital and treasury share section of this latter report.
2.	Monthly average of daily positions of treasury shares.

The transactions with treasury shares performed in the Group’s interest by the consolidated companies in 2015 entailed the acquisition of 537,314,450 shares, equivalent to a par value of EUR 268.7 million (cash amount of EUR 3,224.9 million) and the sale of 498,448,612 shares, with a par value of EUR 249.2 million (cash amount of EUR 3,048.3 million).

2. The treasury share policy is published on the Group’s corporate website (www.santander.com).

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2. Ownership structure

The average purchase price of the Bank’s shares in 2015 was EUR 6.00 per share, and the average sale price of the Bank’s shares was EUR 6.12 per share.

The net gain in 2015, net of tax, on transactions involving shares issued by the Bank, amounting to EUR 16,442,887, was recognised in the Group’s equity under Shareholders’ equity-Reserves.

Authorisation

The current authorisation for transactions with treasury shares arises from resolution Five adopted by the shareholders at the general shareholders’ meeting held on 28 March 2014, item II) of which reads as follows:

“To expressly authorise the Bank and the subsidiaries belonging to the Group to acquire shares representing the Bank’s share capital for any valuable consideration permitted by law, within the limits of the law and subject to all legal requirements, up to a maximum number of shares (including the shares they already hold) equal to 10% of the share capital existing at any given time or the maximum percentage permitted by law while this authorisation remains in force, such shares being fully paid at a minimum price per share equal to the par value thereof and a maximum price of up to 3% higher than the last listing price for transactions in which the Bank does not act on its own behalf on the Continuous Market of the Spanish stock exchanges (including the block market) prior to the acquisition in question. This authorisation may only be exercised within five years of the date of the general shareholders’ meeting. The authorisation includes the acquisition of any shares that must be delivered to the employees and directors of the company either directly or as a result of the exercise of the options held by them”.

Resolutions in effect regarding the possible issuance of new shares or of bonds convertible into shares

The capital authorised by the shareholders at the annual general meeting held on 27 March 2015, under item Eight of the agenda, amounted to EUR 3,515,146,471.50. The Bank’s directors have until 27 March 2018 to carry out capital increases up to this limit. The shareholders gave the board (or, by delegation, the executive committee) the power to exclude pre-emptive rights, in full or in part, pursuant to the provisions of article 506 of the Spanish Corporate Enterprises Act, although this power is limited to capital increases carried out under this authorisation up to EUR 1,406,058,588.50.

This authorisation had not been used as of the date of this document.

In addition, the shareholders at the annual general meeting held on 27 March 2015 approved the following resolutions in connection with the content of this section:

1. Two increases in share capital with a charge to reserves for the maximum amounts of EUR 2,300 million and EUR 750 million at market value, respectively, within the shareholder compensation scheme (Santander Scrip Dividend) whereby the Bank has offered shareholders the possibility of receiving shares under a scrip issue for an amount equal to the dividends on the dates on which the final dividend for 2014 and the second interim dividend for 2015 are customarily paid.

The two capital increases were carried out on 29 April and 4 November 2015. A number of shares with a par value of EUR 0.50 each were issued in each case, equal to EUR 128,023,459.50 and EUR 58,929,887, respectively, which corresponds to a total of 2.590% of the Bank’s share capital at year-end 2015.

2. Delegation to the board of directors, in accordance with the general rules on issuing debentures and pursuant to the provisions of article 319 of the Commercial Registry Regulations (Reglamento del Registro Mercantil), of the power to issue, on one or more occasions, debentures, bonds, preferred shares and other fixed-income securities or debt instruments of a similar nature in any of the forms allowed by law and convertible into and/ or exchangeable for shares of the Bank (resolution Ten A). Such delegation also includes warrants or similar securities that may directly or indirectly carry the right to subscribe for or acquire shares of the Bank, whether newly-issued or already outstanding, payable by physical delivery or through set-off. The issuance or issuances of securities carried out pursuant to this delegation come to the aggregate maximum amount of EUR 10,000 million or the equivalent amount in another currency, and the Bank’s directors have until 27 March 2020 to implement this resolution.

This authorisation had not been used as of the date of this document.

3. Delegation to the board of directors, pursuant to the provisions of article 297.1.a) of the Spanish Corporate Enterprises Act, of the broadest powers such that, within one year of the date on which the aforementioned shareholders’ meeting is held, it may set the date and the terms and conditions, as to all matters not provided for by the shareholders themselves, of an increase in capital, approved by the shareholders, in the amount of EUR 500 million. If the board does not exercise the powers delegated to it within the aforementioned period, these powers will be rendered null and void.

This authorisation also had not been used as of the date of this document.

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3. Corporate governance report 3. Banco Santander’s board of directors

3. Banco Santander’s board of directors3

Ms Ana Botín-Sanz de Sautuola y O’Shea	Mr José Antonio Álvarez Álvarez	Mr Bruce Carnegie-Brown	Mr Rodrigo Echenique Gordillo

GROUP EXECUTIVE CHAIRMAN

Executive director

Born in 1960 in Santander, Spain.

Joined the board in 1989.

Graduate in Economics.

Joined the Bank after a period at JP Morgan (1980-1988). She was appointed senior executive vice president of Banco Santander, S.A. in 1992, and subsequently became executive chairman of Banesto from 2002 to 2010 and chief executive officer of Santander UK from 2010 to 2014.

Other significant positions:

She is a non-executive director of The Coca-Cola Company. She is also a member of the board of Deusto Business School and of the Financial Services Trade and Investment Board (FSTIB), created by the British Ministry of Economy to promote the financial services industry of the United Kingdom. She is also Dame Commander of the British Empire, Business Ambassador of the government of the United Kingdom and member of the Trilateral Commission and of the advisory board of Saïd Business School (University of Oxford).

Committees of the board of which she is a member

Executive (chairman), international (chairman) and innovation and technology (chairman).

CHIEF EXECUTIVE OFFICER

Executive director

Born in 1960 in León, Spain.

Joined the board in 2015.

Graduate in Economics and Business Administration.

MBA from the University of Chicago.

Joined the Bank in 2002 and was appointed senior executive vice president of the financial management and investor relations division in 2004 (Group chief financial officer).

Other significant positions:

He is a member of the board of Banco Santander (Brasil), S.A. and SAM Investments Holdings Limited. He has also served as a director of Santander Consumer Finance, S.A. and Santander Holdings USA, Inc. and a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH and Bank of Zachodni WBK, S.A., as well as director of Bolsas y Mercados Españoles (BME).

Committees of the board of which he is a member

Executive, international and innovation and technology.

VICE CHAIRMAN

Non-executive director (independent) and lead director

Born in 1959 in Freetown, Sierra Leone.

Joined the board in 2015.

MA degree in English Language and Literature from the University of Oxford.

Other significant positions:

He was the non-executive chairman of Aon UK Ltd, founder and managing partner of the quoted private equity division of 3i Group Plc., chairman and chief executive officer of Marsh Europe and has held various positions at JP Morgan Chase and Bank of America. He was also lead independent director at Close Brothers Group Plc (2008-2014) and Catlin Group Ltd (2010-2014). He is currently the non-executive chairman of Moneysupermarket.com Group Plc and a non-executive director of Santander UK Plc.

Committees of the board of which he is a member

Executive, appointments (chairman), remuneration (chairman), risk supervision, regulation and compliance (chairman) and innovation and technology.

VICE CHAIRMAN

Executive director

Born in 1946 in Madrid, Spain.

Joined the board in 1988.

Graduate in Law and Government Attorney.

Other significant positions:

He was the former chief executive officer of Banco Santander, S.A. (1988-1994). He has served on the board of directors of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. He was the chairman of the advisory board of Accenture, S.A. He also held the position of non-executive chairman of NH Hotels Group, S.A., Vocento, S.A. and Vallehermoso, S.A. He is currently a non-executive director of Inditex, S.A. and the chairman of the board of directors of Metrovacesa, S.A.

Committees of the board of which he is a member

Executive, international and innovation and technology.

3. Unless otherwise specified, the main activity of the members of the board is that carried out at the Bank in their capacity as directors, whether executive or non-executive.

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Mr Matías Rodríguez Inciarte	Mr Guillermo de la Dehesa Romero	Mr Ignacio Benjumea Cabeza de Vaca	Mr Javier Botín-Sanz de Sautuola y O’Shea

VICE CHAIRMAN

Executive director

Born in 1948 in Oviedo, Spain.

Joined the board in 1988.

Graduate in Economics, and Government Economist.

He also carried out business administrations studies at the Massachusetts Institute of Technology (MIT).

Other significant positions:

He was Minister of the Presidency between 1981 and 1982, as well as technical general secretary of the Ministry of Economy, general secretary of the Ministry for European Community Relations and deputy secretary of state to the President. He is currently chairman of Unión de Crédito Inmobiliario, S.A. the Princess of Asturias Foundation and of the social council of the Universidad Carlos III de Madrid. He is also a non-executive director of Sanitas, S.A. de Seguros, Financiera Ponferrada, S.A., SICAV and Financiera El Corte Inglés E.F.C.

Committees of the board of which he is a member

Executive and innovation and technology.

VICE CHAIRMAN

Non-executive director

Born in 1941 in Madrid, Spain.

Joined the board in 2002.

Government Economist and head of office of the Bank of Spain (on leave of absence).

He is an international advisor to Goldman Sachs International.

Other significant positions:

He was secretary of state for Economy, secretary general for Trade and chief executive officer of Banco Pastor, S.A. He is currently a non-executive vice chairman of Amadeus IT Holding, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) based in London, a member of the Group of Thirty based in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Committees of the board of which he is a member

Executive, appointments, remuneration, risk supervision, regulation and compliance, international and innovation and technology.

Non-executive director

Born in 1952 in Madrid, Spain.

Joined the board in 2015.

Graduate in Law at the Deusto University, ICADE E-3, and Government Attorney.

He is vice chairman of the Financial Studies Foundation and a member of the board of trustees and the executive committee of the Banco Santander Foundation.

Other significant positions:

He was senior executive vice president, general secretary and secretary of the board of Banco Santander, S.A. and director, senior executive vice president, general secretary and secretary of the board of Banco Santander de Negocios and Santander Investment. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Committees of the board of which he is a member

Executive, appointments, remuneration, risk supervision, regulation and compliance, international and innovation and technology.

Non-executive director (proprietary)

Born in 1973 in Santander, Spain

Joined the board in 2004.

Graduate in Law.

He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.U.

Other significant positions:

In addition to his professional activity in the financial sector, he collaborates with several non-profit organisations. Since 2014 he has been chairman of the Botín Foundation and trustee of the Princess of Girona Foundation and of the Prehistoric Research Institute of Cantabria.

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Ms Sol Daurella Comadrán	Mr Carlos Fernández González	Ms Esther Giménez-Salinas i Colomer	Mr Ángel Jado Becerro de Bengoa

Non-executive director (independent)	Non-executive director (independent)	Non-executive director (independent)	Non-executive director (independent)

Born in 1966 in Barcelona,

Spain.

Joined the board in 2015.

Graduate in Business and MBA in Business Administration.

She is executive chairman of Olive Partners, S.A. and holds several positions in companies of the Cobega Group.

Other significant positions: She has served as a member of the governing board of the Círculo de Economía and an independent non-executive director of Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She is also honorary consul-general for Iceland in Catalonia.

Committees of the board of which she is a member

Appointments and remuneration.

Born in 1966 in Mexico City, Mexico.

Joined the board in 2015.

An industrial engineer, he has undertaken graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

He is the chairman of the board of directors of Finaccess, S.A.P.I.

Other significant positions: He is currently a member of the advisory board of the Modelo Group.

Committees of the board of which he is a member

Audit, appointments and risk supervision, regulation and compliance.

Born in 1949 in Barcelona, Spain.

Joined the board in 2012.

Doctor in Law.

She is Professor Emeritus of Ramon Llull University, director of Unibasq and Aqu (agencies for quality of the Basque and Catalan university system) and of Gawa Capital Partners, S.L., and a member of the advisory board of Endesa-Catalunya.

Other significant positions:

She has been rector of Ramon Llull University, a member of the General Council of the Judiciary, a member of the standing committee of the Conference of Rectors of Spanish Universities and executive vice president of the Centre for Legal Studies of the Department of Justice of the Catalonia Government.

Committees of the board of which she is a member

International and innovation and technology.

Born in 1945 in Santander,

Spain.

Joined the board in 2010.

Graduate in Law and degree in Business Administration.

Other significant positions:

He was director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001 to 2013. He currently holds various positions in investment trusts.

Committees of the board of which he is a member

Audit, appointments, remuneration and risk supervision, regulation and compliance.

•	Board membership underwent an important renewal, bringing in new independent and non-executive directors, thereby shoring up diversity on the governing body. A rigorous selection process was carried out with the assistance of an external firm, which selected a plurality of candidates, based on an assessment of the directors’ capacities (skills matrix) and the identification of the most suitable profiles for consolidating the Group’s strategic objectives. This process, headed by the appointments committee, included a thorough succession procedure for posts on the board, taking the shape of the corresponding succession plans.

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Ms Belén Romana García	Ms Isabel Tocino Biscarolasaga	Mr Juan Miguel Villar Mir	Mr Jaime Pérez Renovales

Non-executive director (independent)	Non-executive director (independent)	Non-executive director (independent)	General secretary and secretary of the board

Born in 1965 in Madrid, Spain.

Joined the board in 2015.

Graduate in Economics and Business Administration from Universidad Autónoma de Madrid and Government Economist.

She is a non-executive director of Aviva Plc, London.

Other significant positions:

She was executive vice president of Economic Policy and executive vice president of the Treasury of the Ministry of Economy of the Spanish Government, as well as director of the Bank of Spain and the Spanish National Securities Market Commission. She also held the position of director of the Instituto de Crédito Oficial and of other entities on behalf of the Spanish Ministry of Economy. She was the executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

Committees of the board of which she is a member

Audit.

Born in 1949 in Santander, Spain.

Joined the board in 2007.

Doctor in Law. She has undertaken graduate studies in business administration at IESE and the Harvard Business School.

She is a professor at Universidad Complutense de Madrid.

Other significant positions:

She has been Minister for the Environment, chairman of the European Affairs Committee and of the Foreign Affairs Committee of the Spanish Congress and chairman for Spain and Portugal and vice chairman for Europe of Siebel Systems. She is currently an elected member of the Spanish State Council, a member of the Royal Academy of Doctors and a non-executive director of ENCE Energía y Celulosa, S.A., Naturhouse Health, S.A. and Enagas, S.A.

Committees of the board of which she is a member

Executive, audit, remuneration and risk supervision, regulation and compliance.

Born in 1931 in Madrid, Spain.

Joined the board in 2013.

Doctorate in Civil Engineering, graduate in Law and degree in Industrial Organisation.

He is the chairman of the OHL Group and of the Villar Mir Group, and represents these entities as vice chairman and director of Abertis Infraestructuras, S.A. and Inmobiliaria Colonial, S.A., respectively.

Other significant positions:

He was Minister of Finance and vice president of the Government for Economic Affairs from 1975 to 1976, and chairman of Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, the COTEC Foundation and of the National College of Civil Engineering. He is also currently Professor of Business Organisation at Universidad Politécnica de Madrid, a full numerary member of the Royal Academy of Engineering and of the Royal Academy of Moral and Political Sciences, an honorary member of the Royal Academy of Doctors and supernumerary of the Royal Academy of Economics and Finance.

Committees of the board of which he is a member

Audit (chairman) and risk supervision, regulation and compliance.

Born in 1968 in Valladolid, Spain.

Joined the Group in 2003.

Graduate in Law and Business Administration at Universidad Pontificia de Comillas (ICADE E-3), and Government Attorney.

Other significant positions:

He was deputy director of legal services at the CNMV, director of the office of the second vice president of the Government for Economic Affairs and the Minister of Economy, general secretary and secretary of the board of Banco Español de Crédito, S.A., general vice secretary and vice secretary of the board and head of legal advisory services of Grupo Santander, deputy secretary of the Presidency of the Government and chairman of the committee for the reform of public administration.

He was director of Patrimonio Nacional, Sociedad Estatal de las Participaciones Industriales, Holding Olímpico, S.A., Autoestradas de Galicia, S.A. and Sociedad Estatal para la Introducción del Euro, S.A., among others . He is a member of the board of trustees and the executive commitee of Fundación Banco Santander.

Secretary of committees of the board

Executive, audit, appointments, remuneration, risk supervision, regulation and compliance, international and innovation and technology.

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Re-election of directors at the 2016 annual general shareholders’ meeting

Pursuant to article 55 of the Bylaws4 and article 22 of the Rules and Regulations of the Board4, directors are appointed to three-year terms, such that one-third of the board is renewed each year.

The following directors will be proposed for re-election at the 2016 annual general shareholders’ meeting, scheduled for 17 or 18 March on first and second call, respectively, and following the order determined by seniority for annual renewal and for renewal of one-third of the board, Mr Javier Botín-Sanz de Sautuola y O’Shea, Mr Bruce Carnegie-Brown, Mr Ángel Jado Becerro de Bengoa, Ms Sol Daurella Comadrán and Ms Isabel Tocino Biscarolasaga, the first as a proprietary director and the rest as independent directors.

The appointments of Mr Ignacio Benjumea Cabeza de Vaca, as non-executive director (neither proprietary nor independent), and Ms Belén Romana García, as an independent director, will be submitted for ratification by the shareholders at the general meeting.

Their professional profiles, together with the description of their activities, appear on the preceding pages, on the Bank’s corporte website (www.santander.com) and in the proposed resolutions of the general shareholders’ meeting of 2016.

Each of the re-elections and ratifications will be submitted separately to a vote of the shareholders at the general meeting (article 21.2 of the Rules and Regulations for the General Shareholders’ Meeting), a practice in place since 2005, whereby all the current directors were appointed.

Powers and duties

The basic responsibility of the board of directors is to supervise the Group, delegating the day-to-day management thereof to the appropriate executive bodies and the various management teams.

The Rules and Regulations of the Board (article 3) reserve thereto the power, which cannot be delegated, to approve general policies and strategies and, in particular, the following: strategic or business plans;

4.	The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s corporate website ( www.santander.com).

1.	Data at 31 December 2015.
2.	However, and pursuant to the provisions of article 55 of the Bylaws, one-third of the board will be renewed each year, based on length of service and according to the date and order of the respective appointment.
3.	Syndicated shares. See page 80.
4.	Effective 13 January 2015.

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management objectives and the annual budget; fiscal strategy and capital and liquidity strategy; investment, financing, dividend, treasury share, risk management and control (including fiscal), corporate governance, corporate social responsibility and regulatory compliance policies; policies regarding the internal governance of the Bank and its Group; remuneration policies for employees of the Bank and its Group; and policies for reporting to and notifying shareholders, markets and public opinion.

Various matters, which likewise cannot be delegated, are also reserved for the board, including decisions regarding: the acquisition and disposal of substantial assets (except when the decisions come within the purview of the shareholders at a general shareholders’ meeting) and major corporate transactions; the determination of each director’s remuneration and the approval of contracts governing the performance by the directors of duties other than those of a director, including executive duties, as well as the remuneration to which they are entitled for the discharge thereof; the selection, appointment by co-option and ongoing assessment of directors; the selection, appointment and, if necessary, removal of the other members of senior management (senior executive vice presidents and equivalents) and the monitoring of management activity and ongoing assessment thereof, as well as the determination of the basic terms and conditions of their contracts; the authorisation for the creation or acquisition of interests in special purpose entities or in entities registered in countries or territories regarded as tax havens; the approval of investments or transactions of a strategic nature or with a particular tax risk; and the approval of certain related transactions. With regard to those powers that cannot be delegated, the executive committee may make any appropriate decisions, by delegation of the board and whenever justified by reasons of urgency, provided that the board is subsequently informed at the first meeting held to ratify such decisions.

The Bylaws (article 40) as well as the aforementioned Rules and Regulations (article 5) establish the board’s obligation to ensure that the Bank faithfully complies with applicable law, observes usage and good practices of the industries or countries where it does business and abides by the additional social responsibility principles that it has voluntarily accepted. The board of directors and its standing committees shall exercise their powers and, in general, carry out their duties in accordance with the interests of the company, understood to be the attainment of a long-term sustainable and profitable business that furthers its continuity and maximises the value of the company.

In addition, the Bank’s board takes a very active interest in the Group’s risk function. Of its 15 members, 11 are members of at least one of the two board committees that deal with risk: the executive committee and the risk supervision, regulation and compliance committee. Three executive directors are also members of the executive risk committee, which is the body not mandated by the bylaws responsible for global risk management in the Group.

5.	Effective 12 February 2015.
6.	Their appointment will be submitted for ratification at the general shareholders’ meeting scheduled for 17 or 18 March 2016, on first or second call.
7.	Effective 21 September 2015.
8.	Effective 18 February 2015.

Chairman of the committee

Proprietary

Independent

Non-executive (neither proprietary nor independent)

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Corporate governance of the risk function

- In line with the Group's goal of strengthening its corporate governance, governance of the risk function was updated and strengthened in 2015 by incorporating best international practices, establishing committees for making decisions and managing risk, with the involvement of the business functions, and independent committees responsible for controlling risk.
- The Bank's risk supervision, regulation and compliance committee was set up in June 2014 with general powers to support and advise the board of directors on risk supervision and control, on determining the Group's risk policies, on relations with supervisory authorities, on regulation and compliance, corporate social responsibility and corporate governance. This committee held 13 meetings in 2015, each of which lasted approximately four hours.
- With regard to the risk function, Mr José María Nus Badía is the Group chief risk officer and reports to Mr Matías Rodríguez Inciarte, the Bank´s executive vice chairman of Banco Santander and chairman of the non-statutory executive risk committee.
- The executive risk committee held 81 meetings in 2015, each of which lasted approximately three hours. The committee was disbanded by resolution of the board on 1 December 2015.
- The executive committee held 59 meetings in 2015 and devoted a very significant amount of its time to discussions on risks.
- The board of directors approved a new risk governance model at its meeting on 29 September 2015. This model entered into force on 1 November and is based on the following principles:
  - Separate decision-making functions from control functions.
  - Strengthen the responsibility of the first line of defence in decision-making.
  - Ensure that all decisions concerning risk follow a formal approval process.
  - Ensure there is an overall vision of all types of risks, including those outside the scope of control of the risk function.
  - Strengthen the role of risk control committees, affording them additional powers.
  - Simplify the committee structure.
- In this context, two internal risk committees, not mandated by the bylaws, were created: the executive risk committee, as the body in charge of global risk management, which replaces the board's delegate risk committee, and the risk control committee, as the body in charge of global risk supervision and management. This organisation model is in line with best practices regarding risk governance.

Banco Santander follows a risk management and control model based on three lines of defence: the first, carried out by the business and support functions; the second, performed by the Risk and Compliance functions; and the third, which is the responsibility of Internal Audit.

Average rate of attendance at meetings of the committees of the board

%

Executive committee
Audit committee
Executive risk committee*
Risk supervision, regulation and compliance committee
2011: 89.2 87.5 95.4
2012: 88.8 90.2 98.0
2013: 90.2 85.6 95.8
2014: 89.1 83.3 98.1 95.0
2015: 90.9 78.4 98.0 96.4

Number of meetings of the executive, executive risk, audit, and risk supervision, regulation and compliance committees

Committees	2011	2012	2013	2014	2015
Executive	59	59	58	65	59
Executive risk	99	98	97	96	81
Audit	12	11	12	13	13
Risk supervision, regulation and compliance	-	-	-	5	13
Total meetings	**170**	**168**	**167**	**179**	**166**

Cross-participation on executive, audit, and risk supervision, regulation and compliance committees

1 of the directors is a member of the 3 committees
5 of the directors are members of 1 of the 3 committees
6 of the directors are members of 2 of the 3 committees

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Commitment of the board5

Number of shares of the board[6]	Listed price	Share price
179,926,671	EUR 820	EUR 4.558
1.247% of the share capital	million

5.	Data at 31 December 2015.
6.	Since year-end 2015 various members of the board have made significant investments in shares of Banco Santander, thereby increasing their individual stakes in the Bank’s capital.

Size and composition of the board

Since the end of 2010, the size of the board has been reduced by 25%, from 20 to 15 members.

The composition of the board of directors is balanced between executive and non-executive directors, most of whom are independent. All members are distinguished by their professional ability, integrity and independence of opinion.

Pursuant to article 6.3 of the Rules and Regulations of the Board, the appointments committee verified the status of each director at its meeting on 11 February 2016. Its proposal was submitted to the board and approved thereby at its meeting on 12 February 2016.

Of the 15 members currently sitting on the board, 4 are executive and 11 are non-executive. Of the latter, eight are independent, one is proprietary and the other two, in the opinion of the board, are neither proprietaries nor independents.

Executive directors

Pursuant to the Rules and Regulations of the Board (article 6.2.a)), the following are executive directors: Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo and Mr Matías Rodríguez Inciarte.

Proprietary non-executive directors

According to article 6.2.b) of the Rules and Regulations of the Board, proprietary directors are non-executive directors who hold or represent shareholdings equal to or greater than that which qualifies as significant under the law, or who have been designated as such on account of their status as shareholders despite their shareholdings not reaching the threshold to be considered significant, as well as anyone representing such shareholders.

Since 2002 the appointments committee and the board of directors have made holding or representing at least 1% of the Bank’s share capital a necessary condition, though not the only condition, to be appointed a non-executive director. This percentage was established by the Bank in accordance with its self-regulatory powers and is less than that deemed significant by law, although the Bank believes it is sufficient so as to enable the board to classify directors that hold or represent a shareholding equal to or greater than such percentage as proprietary directors.

The board, taking into consideration the circumstances in question and following a report from the appointments committee, appointed Mr Javier Botín-Sanz de Sautuola y O’Shea as proprietary non-executive director to represent the following shareholders: Fundación Botín, Bafimar, S.L., Cronje, S.L., Puente de San Miguel, S.L.U., Inversiones Zulú, S.L., Latimer Inversiones, S.L., Nueva Azil, S.L., Agropecuaria El Castaño, S.L.U., Bright Sky 2012, S.L., Ms Ana Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos and his own shareholding.

The voting rights of the aforementioned shareholders corresponded to 1.041% of the Bank’s share capital at year-end 2015.

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Independent non-executive directors

The Rules and Regulations of the Board (article 6.2.c)) include the legal definition of independent director established in article 529-12.4 of the Spanish Corporate Enterprises Act.

Taking into account the circumstances in each case and following a report from the appointments committee, the board considers the following eight directors to be independent non-executive directors: Mr Bruce Carnegie-Brown (lead independent director), Ms Sol Daurella Comadrán, Mr Carlos Fernández González, Ms Esther Giménez-Salinas i Colomer, Mr Ángel Jado Becerro de Bengoa, Ms Belén Romana García, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir.

Given the current number of members of the board (15), independent non-executive directors account for 53% of the board.

Such percentage significantly exceeds the minimum of one-third established by article 6.1 of the Rules and Regulations of the Board and reflects the board’s goal for the board to be made up predominantly of non-executive directors, which in turn are predominantly independent, in compliance with best practices in corporate governance.

Other non-executive directors

Mr Guillermo de la Dehesa Romero and Mr Ignacio Benjumea Cabeza de Vaca are non-executives directors that are neither proprietary nor independent. Neither can be classified as a proprietary director as they do not hold shareholdings equal to or greater than that which qualifies as significant under the law and have not been designated as such on account of their status as shareholders. Likewise, neither can be considered an independent director since, in the case of Mr de la Dehesa, he has held the position of director for more than 12 years and, in the case of Mr Benjumea, since 3 years have not yet elapsed since his resignation as a member of the Group’s senior management.

Therefore, following a report from the appointments committee, the board of directors has classified both as non-executive directors that are neither proprietary nor independent, in accordance with article 529-12 of the Spanish Corporate Enterprises Act and article 6.2 of the Rules and Regulations of the Board.

Diversity on the board

As established in article 17.4.a) of the Rules and Regulations of the Board, the appointments committee is responsible for proposing and reviewing the director selection policies and succession plans and the internal procedures for determining who is to be proposed for the position of director.

As regards gender diversity, both the appointments committee and the board of directors are aware of the importance of fostering equal opportunities between men and women and of the appropriateness of appointing to the board women who fulfil the requirements of ability, suitability and effective dedication to the position of director.

The appointments committee approved raising the target percentage of women serving on the board from the previous minimum of 25% to 30%, in line with good corporate governance recommendations.

At present, there are five women on the board of directors, one of whom is its Group executive chairman, Ms Ana Botín-Sanz de Sautuola y O’Shea, while the others are independent non-executive directors: Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas, Ms Belén Romana García and Ms Isabel Tocino Biscarolasaga.

The percentage of women on the Banco Santander board (33.3%) exceeds the target established by the appointments committee and is clearly higher than the average for large European listed companies. According to a study carried out by the European Commission with data from April 2015 the average percentage of female board members of large listed companies was 21.2% for all 28 countries in the European Union and 16.8% for Spain.

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Roles and responsibilities

Group executive chairman

•	The Group executive chairman of the board is the Bank’s highest-ranking officer, responsible for managing the board and ensuring its effective operation (article 48.1 of the Bylaws and article 8.1 of the Rules and Regulations of the Board). In accordance with her position as such, the Group executive chairman is responsible, among others, for the following duties:

•	Ensure compliance with the Bylaws and that the resolutions of the general shareholders’ meeting and of the board of directors are faithfully executed.

•	Carry out the inspection of the Bank and all its services.

•	Meet with the chief executive officer and senior executive vice presidents to keep informed of the performance of the businesses.

•	The board of directors has delegated to the Group executive chairman all its powers, except those that cannot be delegated by law, the Bylaws or the Rules and Regulations of the Board.

•	The corporate strategic functions report to the Group executive chairman.

Chief executive officer

•	The chief executive officer is entrusted with the day-to-day management of the business and the highest executive functions (article 49.1 of the Bylaws and article 10.1 of the Rules and Regulations of the Board).

•	The board of directors has delegated to the chief executive officer all its powers, except those that cannot be delegated by law, the Bylaws or the Rules and Regulations of the Board.

•	The corporate business divisions and the corporate divisions directly related to ordinary management report to the chief executive officer.

•	The country heads, who are the Group’s first representatives in the countries in which the Group operates, also report to the chief executive officer.

The table below shows the number and percentage of women on the board and on each of its committees.

	Número de	Número de	% de
	vocales	consejeras	consejeras
Board	15	5	33.3%
Executive committee	8	2	25.0%
Audit committee	5	2	40.0%
Appointments committee	6	1	16.7%
Remuneration committee	6	2	33.3%
Risk supervision, regulation and compliance committee	7	1	14.3%
International committee	6	2	33.3%
Innovation and technology committee	8	2	25.0%

Group executive chairman and chief executive officer

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•	The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•	The lead independent director chairs the appointments, the remuneration and the risk supervision, regulation and compliance committees.

•	The audit committee is chaired by an independent director.

•	The powers delegated to the Group executive chairman and the chief executive officer exclude those that are exclusively reserved for the board itself.

•	The Group executive chairman may not simultaneously hold the position of chief executive officer of the Bank.

•	The corporate risk, compliance and internal audit functions report to a committee or a member of the board of directors and have direct access thereto.

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Succession plans for the Group executive chairman and the chief executive officer

Succession planning for the main directors is a key element of the Bank’s good governance, assuring an orderly leadership transition at all times. The process is regulated by article 24 of the Rules and Regulations of the Board, which also provides for the succession plans for the Group’s other directors and senior management. The board of directors prepared skills matrix that it must have, together with a succession plan aligned with these skills that, when vacancies arise, it must reinforce. Also, at its meeting of 6 July 2015, it approved the succession planning policy for the Group’s senior executives.

Rules for interim replacement of the Group executive chairman

Article 44.2 of the Bylaws and article 9-2 of the Rules and Regulations of the Board set out interim replacement rules for the temporary performance (in cases of absence, inability to act or indisposition) of the duties of the Group executive chairman of the board of directors in the absence of the vice chairmen, in the expectation that in such cases she will be substituted by the vice chairman or vice chairmen, using the criterion of the time that they have been on the board. However, if one of the vice chairmen is the lead director, he will be the first in the order of replacement. If there are no vice chairmen, the remaining directors will replace the Group executive chairman in the order established by the board, whereby the lead director should be the first in this order if such director does not hold the position of vice chairman.

Lead director

By resolution of the general shareholders’ meeting of 28 March 2014, the figure of lead director, already established in the Rules and Regulations of the Board, has been included in the Bylaws, the responsibilities thereof being defined in article 49-2. Pursuant to that established above and article 12-2 of the Rules and Regulations of the Board, the lead director will be especially empowered to: (i) request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board that has already been called; (ii) coordinate and organise meetings of the non-executive directors and voice their concerns; (iii) direct the regular assessment of the chairman of the board of directors and coordinate the succession plan; (iv) contact investors and shareholders to obtain their points of view for the purpose of gathering information on their concerns, in particular, with regard to the Bank’s corporate governance; and (v) replace the chairman in the event of absence under the terms envisaged in the Rules and Regulations of the Board.

At its meeting on 25 November 2014, the board of directors appointed Mr Bruce Carnegie-Brown as vice chairman and lead director, replacing Mr Fernando de Asúa Álvarez. This appointment as director was ratified by resolution of the shareholders at the general shareholders’ meeting on 27 March 2015.

The appointment of the lead director has been made for an indefinite period of time and with the abstention of the executive directors, as provided in the Bylaws.

Comparison of number of meetings held*

In a study carried out on the dedication of the directors, the firm Spencer Stuart concluded that the average time dedicated by each of the Bank’s director to the tasks of the board and its committees was 379.9 hours, against an average of 95.1 hours for the directors of the main banks in the UK (Lloyds, Barclays, Standard Chartered and HSBC), 113.5 hours for those in the US and Canada (Bank of America, Goldman Sachs, JP Morgan Chase, Citigroup, Morgan Stanley, Wells Fargo and Royal Bank of Canada), and 132.2 hours for a range of international banks (Société Générale, BNP Paribas, BBVA, Credit Suisse, Deutsche Bank, UBS, UniCredit, Intesa SanPaolo and Nordea).

				Europe
		US and		and other
		Canada	UK	countries
	Santander	average	average	average
Board	21	12.9	9.8	14.9
Executive committee	59	1	—	20.0
Executive risk committee**	81	—	—	45.0
Audit committee	13	12.4	8.4	13.8
Appointments committee	12	7.0	4.0	5.9
Remuneration committee	10	8.3	8.6	7.8
Risk supervision, regulation and compliance committee	13	9.9	6.9	7.6

*	The data for other banks refers to December 2014, the last period for which comparative information is available.
**	Disbanded by the resolution of the board of 1 December 2015; the committee held its last meeting on 29 October.

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Secretary of the board

The Bylaws (article 45.2) and the Rules and Regulations of the Board (article 11) include among the duties of the secretary those of ensuring the formal and substantive legality of all action taken by the board, ensuring that the good governance recommendations applicable to the Bank are taken into consideration, and ensuring that governance procedures and rules are observed and regularly reviewed.

At the annual general shareholders’ meeting scheduled for 17 or 18 March on first and second call, respectively, a proposal was put forward to amend article 45.2 of the Bylaws for the purpose of bringing its content into line with recommendation 35 of the new code of good governance for listed companies approved by resolution of the Spanish Securities Market Commission on 18 February 2015, which replaces recommendation 17 of the unified good governance code for listed companies approved by resolution of the Spanish Securities Market Commission on 22 May 2006, with reference to the fact that the secretary of the board will strive to ensure that the board of directors’ actions and decisions take into account the recommendations on good governance applicable to the company, in line with that already included in article 11 of the Rules and Regulations of the Board.

The secretary of the board is the general secretary of the Bank, and also acts as secretary for all board committees.

Mr Jaime Pérez Renovales was appointed general secretary and secretary of the board and head of the Office of the General Secretary and the Human Resources division effective as of 1 September 2015, having been previously cleared by the Bank of Spain on 30 July 2015.

The Rules and Regulations of the Board (article 17.4.e)) provide that the appointments committee must report on proposals for the appointment or withdrawal of the secretary of the board prior to submission thereof to the board.

Proceedings of the board

The board of directors held 21 meetings during 2015.

The board holds its meetings in accordance with an annual calendar and there is list of annual matters to be discussed, without prejudice to any that may arise as a result of the needs of the business. Directors may also propose the inclusion of items on the agenda. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings.

The board shall meet whenever the chairman so decides, acting on her own initiative or at the request of not less than three directors (article 46.1 of the Bylaws). Additionally, the lead director shall be especially authorised to request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting that has already been called (articles 49-2.1 (i) of the Bylaws and 12-2 of the Rules and Regulations of the Board).

When directors are unable to personally attend a meeting, they may grant any other director proxy, in writing and specifically for each meeting, to represent them for all purposes at such meeting. Proxy is granted with instructions and non-executive directors may only be represented by another non-executive director.

The board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.

Board meetings shall be validly convened when more than half of its members are present in person or by proxy.

Except in instances in which a greater majority is specifically required pursuant to legal provisions, the Bylaws or the Rules and Regulations of the Board, resolutions are adopted by absolute majority of the directors attending in person or by proxy. The chairman has the casting vote in the event of a tie.

In 2015 the board was kept continuously and fully informed of the performance of the various business areas of the Group through the management reports and risk reports submitted thereto, among others. During the year, the board has also reported on the conclusions of the external and internal audits.

The chart below shows a breakdown of the approximate time devoted to each task at the meetings held by the board in 2015.

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Dedication to board duties

One of the directors’ duties expressly established in the Rules and Regulations of the Board is that of diligent management, which, among other duties, requires that directors dedicate the necessary time and effort to their position. The maximum number of boards of directors to which they may belong is established in article 26 of Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions. The Bank’s directors therefore may not at the same time hold more than: (a) one executive position and two non-executive positions; or (b) four non-executive positions. For such purposes, positions held within the same group will be counted as a single position, and positions held at non-profit organisations or organisations not pursuing commercial ends will not be included. The European Central Bank may authorise a director to hold an additional non-executive position if it considers that it does not impede the proper performance of the director’s duties at the Bank.

Directors shall endeavour to ensure that absences from meetings of the board and of the committees to which they belong are reduced to cases of absolute necessity.

The appointments committee analyses directors’ dedication to their position on an annual basis, using information received regarding their other professional obligations and other available information to evaluate whether the directors are able to dedicate the necessary time and effort to complying with the duty of diligent management. Dedication is also taken into account for re-election, since proposals by the appointments committee must contain an assessment of their work and of effective dedication to the position during the most recent period of time in which the proposed director has performed his or her duties.

Decision-making process

•	A board of directors is aware of the business, is well balanced and has vast experience.

•	It takes decisions by consensus and has a long-term vision.

•	Debate of the issues and effective challenge by external directors.

Training of directors and information or induction programme for new directors

As a result of the board’s self-assessment process of 2005, an ongoing training programme for directors was implemented.

Within the framework of the Bank’s ongoing director training programme, nine sessions were held in 2015 with an average attendance of eight directors, who devoted approximately two hours to each session. Various issues were covered in depth at such meetings, including: capital requirements and assessment, liquidity, structural reforms, the EU MiFID II directive, the new regulatory system, as well as matters relating to new trends in risk appetite and operational risk.

The Rules and Regulations of the Board (article 21.7) establish that the board must make an information and induction programme available to new directors that provides swift and sufficient knowledge of the Bank and its Group, including their governance rules.

New directors therefore attended an information or induction programme specifically for new directors, which addressed the following matters:

•	General presentation of the Group and the regulatory context in which it operates.

•	The Group’s main regions and businesses.

•	Key support areas (technology and operations, risk, audit, human resources, organisation and costs).

•	Corporate governance and internal governance.

•	Sustainability, communication and the Santander brand.

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Self-assessment by the board

In line with the provisions of the Rules and Regulations of the Board, the ongoing self-assessment exercise performed by the board with the support of the firm Spencer Stuart, on the basis of a questionnaire and personal interviews with the directors, includes a special section for the individual assessment of the chairman of the board, the chief executive officer and the other directors, as well as an independent assessment based, among other things, on benchmarking with respect to other comparable international banks.

The Group executive chairman led the assessment of the lead director, who in turn led that of the Group executive chairman and also the process of individual cross-assessments.

This exercise was based on a questionnaire and personal interviews with the directors and on international best corporate governance practices, as well as an independent assessment based, among other things, on benchmarking with respect to other comparable international banks.

The latest self-assessment focused on the following matters: organisation, internal trend and culture, roles and contribution of directors; composition and content of the board and its committees; comparison with other international banks; and open questions regarding the future (strategy and internal and external factors that might affect the Group’s performance) and other matters of interest.

The directors consider the following as strengths of the Group’s corporate governance: the high level of dedication and commitment of the members of the board and their involvement in the control of all types of risks, not only credit risk; the directors’ experience in and knowledge of the banking business; the balance between executive and non-executive directors, both on the board and on its committees; and the excellent operation of the board committees, particularly the executive committee. They also note the sound combination of experience, skills and knowledge among the members of the board and the high degree of diversity in respect of their skills. They also highlight the leadership of the Group executive chairman, who strives to involve all members of the board and to properly moderate discussions. Moreover, the duties of lead director are properly discharged and incorporate international best practices in good governance. The frequency and duration of the board meetings is considered to be adequate.

For the independent assessment, Spencer Stuart compared the Bank with another 23 top international financial institutions with regard to the composition and dedication of the board, the committees, remuneration and other aspects of corporate governance; the Bank ranks very highly.

The findings were presented at the board meeting of 29 September 2015.

Some specific measures or practices adopted as a consequence of the board’s self-assessment in the last few years

•	A more detailed succession plan for positions on the board, in particular those of the Group executive chairman and chief executive officer, established in the Rules and Regulations of the Board and reflected in the related succession plans.

•	Annual board meetings dedicated specifically to the Group’s strategy.

•	An ongoing director training programme, which has been implemented continuously since it was proposed in the self-assessment process of 2005.

•	Directors have immediate access, via electronic devices, to all the information pertaining to the board and committees (calendar, agendas, presentations and minutes).

•	Review of the board’s composition, incorporating new directors with a more international profile and strengthening diversity.

•	The Group executive chairman encourages debate at board meetings, inviting directors to ask questions and present queries.
•	Greater involvement of the appointments committee in the process of appointing new directors.

•	Review of the Bylaws and the Rules and Regulations of the Board for the purpose of adapting the duties of some committees to applicable regulations and to best corporate governance practices.

•	Improvement in board members’ relationships outside of meetings, as well as the interaction between these directors and company executives.

•	Inclusion of corporate social responsibility in the functions of the risk supervision, regulation and compliance committee.

•	The board approved an amendment to the functions of the innovation and technology committee (article 17-5 of the Rules and Regulations of the Board of Directors), with the aim of including functions relating to the new digital environment in which banking business will be developed.

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Appointment, re-election and ratification of directors

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders for consideration at the general shareholders’ meeting and the appointment decisions adopted by the board itself, by virtue of the powers of co-option attributed thereto as permitted by law, must, in turn, be preceded by the corresponding report and proposal of the appointments committee.

Although the proposals of such committee are not binding, the Rules and Regulations of the Board provide that if the board does not follow them, it must give reasons for its decision.

Currently, all directors have been appointed or re-elected at the proposal of the appointments committee.

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Due to the vacancies left on the board by the resignations from their posts and other positions on the board presented by Mr Juan Rodríguez Inciarte and Ms Sheila C. Bair, the appointments committee commenced selection processes for new directors, with the assistance of an external firm, which drew up a list of candidates based on an assessment of the board’s capacities (using a skills matrix) to determine the profiles in line with the Group’s strategic objectives.

The committee analysed the various candidates on the list, as well as the short-listed candidates’ CVs and assessment of their skills and suitability as directors of the Bank, and proposed to the board the appointment of Mr Ignacio Benjumea Cabeza de Vaca, as a non-executive director, and Ms Belén Romana García, as an independent director, whose profiles may be consulted at the beginning of section 3 of this report. In the case of Mr Ignacio Benjumea, his appointment was based essentially on his experience and knowledge of legal and tax matters, compliance, corporate governance and regulatory matters. In assessing Ms Belén Romana’s candidacy, her financial and international experience, and the posts she has occupied in both the public and private sectors were taken into account.

The European Central Bank cleared Mr Ignacio Benjumea and Ms Belén Romana to hold the position of director of the Bank by means of the resolutions of 21 September and 19 November, respectively.

Keep remuneration

Remuneration system

At the general shareholders’ meeting of 28 March 2014, the shareholders resolved to amend the Bylaws to bring the remuneration system for executive directors into line with the provisions contained in Royal Decree-Law 14/2013 (today Law 10/2014) and in CRD IV, such that the variable components of their remuneration may not exceed 100% of the fixed components, unless the shareholders acting at the general shareholders’ meeting approve a higher ratio, which shall in no case exceed 200%.

With relation to the foregoing, the shareholders acting at the general shareholders’ meeting of 27 March 2015 approved a maximum ratio between fixed and variable components of executive directors’ remuneration of 200% for 2015.

At the general shareholders’ meeting of 27 March 2015, the shareholders once again amended the Bylaws to bring the directors remuneration system into line with the new developments introduced in the Spanish Corporate Enterprises Act by Law 31/2014.

The remuneration of directors acting as such, whether they are executive or not, is made up of fixed annual emoluments and attendance fees, as set forth in the Bylaws, which are determined by the board of directors within the maximum amount approved by the shareholders at the general meeting based on the positions held by each director on the board, their membership on and attendance at the various committees and any other objective circumstances that the board may take into account. Accordingly, the board of directors, at the proposal of the remuneration committee, is responsible for establishing director remuneration for carrying out executive functions, taking into account for such purpose the director remuneration policy approved by the shareholders at the general meeting. The shareholders at the general meeting also approved those remuneration plans that entail the delivery of shares of the Bank or options thereon or that entail remuneration tied to the value of the shares.

Remuneration of the board in 2015

Bylaw-stipulated emoluments earned by the board amounted to EUR 5.2 million in 2015, which is 13.6% lower than the maximum amount of EUR 6 million approved by the shareholders at the general shareholders’ meeting.

All details regarding the director remunaration and the director remuneration policy for 2015 may be consulted in the remuneration committee’s report that forms part of the corporate documentation of Banco Santander.

The chart below shows the evolution of total remuneration of directors with executive duties against the total return for shareholders pay for performance.

*	Remuneration data of executive directors and attributed net profit in millions of euros.

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Anticipation of and adjustment to the regulatory framework

At the proposal of the remuneration committee, the board of directors promotes and encourages a remuneration system that fosters rigorous risk management, and implements ongoing monitoring of the recommendations issued by the main Spanish and international bodies with authority in this field.

Director remuneration policy and annual report on director remuneration

As provided in article 541 of the Spanish Corporate Enterprises Act and in the Bylaws (article 59-2.1), the board of directors annually approves an annual report on director remuneration, which sets forth the standards and basis for determining remuneration for the current financial year, as well as an overall summary of the application of the remuneration policy during the financial year ended, and a breakdown of the individual remuneration earned for all items by each of the directors during such year. The report is available to shareholders with the call notice for the annual general shareholders’ meeting and is submitted to a consultative vote.

The content of such report is subject to the provisions of article 10 of Order ECC/461/2013 and CNMV Circular 4/2013, of 12 June (amended by Circular 7/2015, of 22 December).

In 2015, the report corresponding to 2014 was submitted to the shareholders at the general shareholders’ meeting held on 27 March, as a separate item on the agenda and as a consultative matter, with 92.430% of the votes being in favour of the report.

The director remuneration policy for 2015 and 2016 will also be submitted for approval, on a binding basis, by the shareholders at the annual general shareholders’ meeting in accordance with article 529. novodecies of the Spanish Companies Act, having been approved with 91.7% of the votes in favour.

Transparency

Pursuant to the Bylaws (article 59-2.5), the annual report includes itemised information on the remuneration received by each director, with a statement of the amounts for each item of remuneration. The report also sets forth, on an individual basis for each item, the remuneration for the executive duties entrusted to the executive directors of the Bank. All such information is contained in note 5 to the Group’s legal report.

Some measures taken by the board

2012: maximum limit for share capital increases without pre-emptive rights

At the proposal of the board, the shareholders for the first time established a maximum limit on the power to exclude pre-emptive rights for share capital increases; pre-emptive rights may only be excluded for up to the equivalent of 20% of the Bank’s share capital as of the date of the general shareholders’ meeting.

2013: cap on annual remuneration of the directors

The shareholders established a maximum amount of EUR 6 million, which may only be amended by a decision of the shareholders acting at the general shareholders’ meeting.

2014: maximum variable remuneration for executive directors

The shareholders approved an amendment to the Bylaws establishing a maximum ratio between the fixed and variable components of total remuneration of the executive directors and other employees belonging to categories with professional activities that significantly affect the Group’s risk profile.

2015: changes in the remuneration policies

A series of changes were proposed at the 2016 general shareholders’ meeting, with regard to the remuneration policies for executive directors and senior management, that are in line with the new Simple, Personal and Fair Group’s culture. The main new developments with regard to the previous policy are as follows:

•	Simplification: a new structure more simple for the variable and long term remuneration of executive directors.

•	Alignment with the objectives announced at Investor Day held in September 2015: a new set of objectives linked to variable remuneration which includes the four categories on which the Bank’s strategy is based: employees, customers, shareholders and society.

•	More alignment with the shareholders’ interests, by setting a mandatory requirement for senior executives to invest in shares and basing long-term remuneration on earnings per share, total shareholder return, capital targets and profitability.

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Duties of directors, related-party transactions and conflicts of interest

Duties

The duties of the directors are governed by the Rules and Regulations of the Board, which conform to both the provisions of current Spanish law and to the recommendations of the new good governance code for listed companies.

The Rules and Regulations expressly provide for the duties of diligent management, loyalty and inactivity in the event of knowledge of confidential information.

The duty of diligent management includes the directors’ duty to adequately inform themselves of the Bank’s progress and to dedicate the time and effort needed to effectively carry out their duties, and take the measures necessary for proper management and control of the Entity.

Related-party transactions

In accordance with that stipulated by law, article 53 of the Bylaws and articles 3, 16 and 33 of the Rules and Regulations of the Board, the board of directors will be aware of any transactions that the company or companies of its Group carry out with directors; under the terms envisaged by law and in the Rules and Regulations of the Board; with shareholders, either individually or in concert with other shareholders, holding a significant ownership interest, including shareholders represented on the board of directors of the company or of other Group companies; or with persons related thereto.

In accordance with applicable legislation, authorisation will not be necessary in the case of transactions with standardised conditions, normal market prices and where the amount does not exceed 1% of the company’s annual income.

These transactions will require authorisation from the board, following a favourable report from the audit committee, except in those cases where by law approval is required by the shareholders at the general shareholders’ meeting. The directors affected or representing or related to the affected shareholders will refrain from participating in the deliberation and vote on the resolution in question.

Such transactions will be evaluated from the point of view of equality of treatment and of market conditions, and will be included in the annual corporate governance report and in the periodic public information under the terms envisaged in applicable regulations.

By way of exception, when advisable for reasons of urgency, related transactions may be authorised by the executive committee and subsequently ratified by the board.

The audit committee has verified that the transactions carried out with related parties during the year were compliant with all conditions set out in the Rules and Regulations of the Board of Directors and thus did not require approval from governance bodies; or obtained such approval following a positive report issued by the audit commission once the agreed terms and rest of considerations were verified to be within market parameters.

Control mechanisms

As provided in the Rules and Regulations of the Board (article 30), directors must inform the board of any direct or indirect conflict of interest with the interests of the Bank in which they may be involved, them or persons related thereto. If the conflict relates to a transaction, the director may not carry it out without the approval of the board, following a report from the audit committee.

The director involved must abstain from participating in the discussion and voting on the transaction to which the conflict refers, the body in charge of resolving any disputes being the board of directors itself.

There were 177 occasions during 2015 in which the directors abstained from participating in and voting on the discussion of matters at the meetings of the board of directors or of its committees.

The breakdown of the 177 cases is as follows: on 56 occasions the abstention was due to proposals to appoint, re-elect or withdraw directors, and to appoint members of the committees of the board or in Group companies; on 92 occasions the matter under consideration related to remuneration or granting loans or credits; on 20 occasions the matter concerned the discussion of financing proposals or other risk transactions in favour of companies related to various directors; on seven occasions the abstention concerned the annual verification of the status of the directors carried out by the appointments committee, pursuant to article 6.3 of the Rules and Regulations of the Board; and on two occasions, the matter was to approve a related-party transactions.

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Committees of the board

General information

The board has set up an executive committee to which general decision-making powers are delegated.

The board also has other committees with powers of supervision, information, advice and proposal (the audit, appointments, remuneration, risk supervision, regulation and compliance, international, and innovation and technology committees).

The committees of the board hold their meetings in accordance with an annual calendar and there is a suggested list of annual matters to be discussed for committees with supervisory powers.

The board is entrusted with fostering communication between the different committees, and particularly between the risk supervision, regulation and compliance committee and the audit committee, as well as between the former and the remunerations committee.

In 2015 the delegate risk committee was disbanded as a result of the Bank’s new risk governance model and the regulations of the innovation and technology committee were amended in accordance with the terms detailed in this section.

At the annual general shareholders’ meeting scheduled for 17 or 18 March on first and second call, respectively, a proposal was put forward to amend articles 53, 54, 54-2 and 54-3 in order to increase the maximum number of members of the audit, the appointments, the remuneration and the risk supervision, regulation and compliance committees from the current seven directors to a maximum of nine directors for the purpose of giving the board of directors more flexibility in establishing the adequate composition for these committees at any given time.

Executive committee

The executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of the board (except those which cannot be delegated pursuant to the law, the Bylaws or the Rules and Regulations of the Board). It reports to the board on the principal matters dealt with and resolutions adopted and provides directors with a copy of the minutes of its meetings. It generally meets once a week and in 2015 it held 59 meetings.

There are currently eight directors sitting on the committee, four of whom are executive and the other four are non-executive, two of which are independent.

Its duties, composition and functioning are established in the Bylaws (article 51) and in the Rules and Regulations of the Board (article 14).

Audit committee

The audit committee, among other duties, reviews the Group’s financial information and its internal control systems, serves as a communication channel between the board and the external auditor, ensuring the independent exercise of the latter’s duty, and supervises work regarding the Internal Audit function. It normally meets on a monthly basis and met 13 times in 2015.

As provided in the Bylaws (article 53) and the Rules and Regulations of the Board (article 16), the committee must be made up of non-executive directors, the majority of whom must be independent, with an independent director acting as chairman.

The committee is currently made up of five independent non-executive directors.

Appointments committee

The appointments committee, among other duties, proposes the appointments of members of the board, including executive directors, and those of the other members of senior management and the Group’s key personnel.

The Bylaws (article 54) and the Rules and Regulations of the Board (article 17) provide that this committee is also to be made up exclusively of non-executive directors and that its chairman and the majority of its members must be independent directors.

The committee met on 12 occasions in 2015.

The committee is currently made up of six non-executive directors, four of which are independent.

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Remuneration committee

Among other duties, the remuneration committee proposes the director remuneration policy to the board, drawing up the corresponding report, and proposes the remuneration of the board members, including executive directors, and that of the other members of senior management and the Group’s key personnel, also proposing the remuneration policy for the senior management.

The Bylaws (article 54-2) and the Rules and Regulations of the Board (article 17-2) provide that this committee is also to be made up exclusively of non-executive directors and that its chairman and the majority of its members must be independent directors.

The committee met on 10 occasions in 2015.

The committee is currently made up of six non-executive directors, four of which are independent.

Risk supervision, regulation and compliance committee

The risk supervision, regulation and compliance committee, among other duties, supports and advises the board on the definition and assessment of the risk strategy and policies and on its relationship with authorities and regulators in the various countries in which the Group has a presence, assists the board with its capital and liquidity strategy, and monitors compliance with the General Code of Conduct and, in general, with the Bank’s governance rules and compliance and criminal risk prevention programmes. Matters such as sustainability, communication and relationships with the Bank’s stakeholders, as well as matters regarding corporate governance and regulation, are also discussed at committee meetings.

The committee met on 13 occasions in 2015.

As provided in the Bylaws (article 54-3) and the Rules and Regulations of the Board (article 17-3, the committee must be made up of non-executive directors, the majority of whom must be independent, with an independent director acting as chairman.

The committee is currently made up of seven non-executive directors, five of which are independent.

•	The role of the committees was strengthened and their functions widened. Plans were made for joint meetings to be held in order to address matters subject to examination by more than one committee.

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International committee

Pursuant to article 17-4 of the Rules and Regulations of the Board, the international committee must: (i) monitor the development of the Group’s strategy and of the activities, markets and countries in which the Group desires to have a presence through direct investments or specific transactions, keeping informed of the commercial initiatives and strategies of the various units within the Group and of the new projects presented thereto; and (ii) review the performance of the financial investments and businesses, as well as the international economic situation in order to make corresponding proposals, where applicable, in order to adjust the risk-country limits, its structure and return and its assignment by businesses and/or units.

This committee is made up of six directors, of whom three are executive and three are non-executive, one of which is independent.

Innovation and technology committee

Given the importance assigned to innovation and technology as a strategic priority for the Group, the regulations of the Innovation and technology committee have been amended to raise to eight the maximum number of members. The committee’s duties have also been extended pursuant to board resolutions dated 29 September 2015 and 26 January 2016, respectively. In addition, article 17-5 of the Regulations of the Board of directors has therefore been duly amended. These amendments were entered in the Cantabria Companies’ Registry on 13 October and 4 February 2016, respectively.

The innovation and technology committee is responsible, among other functions for: (i) studying and reporting on relevant projects in innovation and technology; (ii) assisting the board in evaluating the quality of the technological service; new business models, technologies, systems and platforms; and (iii) assisting the commission in overseeing risk, regulation and compliance with the monitoring requirements for technological and safety risks, and overseeing the management of cybersecurity.

This committee is made up of eight directors, of whom four are executive and four are non-executive, two of which are independent.

•    Improvements were made to the functioning of the board and its committees. These include the use of devices and technological tools in order to make the documents relating to each item on the agenda available to the board members, thereby enhancing their knowledge of the matters to be addressed, the related debates, and their ability to challenge any proposals made by the directors.

In accordance with the Rules and Regulations of the Board, any director may attend meetings of board committees of which the director is not a member, with the right to participate but not to vote, at the invitation of the chairman of the board and of the respective committee, and by prior request to the chairman of the board.

Additionally, all board members who are not also members of the executive committee may attend its meetings, whatever the chairman’s reason is for calling such meeting. In 2015, nine directors not forming part of the executive committee each attended an average of seven meetings thereof.

The audit, appointments, remuneration and risk supervision, regulation and compliance committees have prepared reports on their activities in 2015. The remuneration committee’s report also includes the director remuneration policy. All such reports are made available to shareholders as part of the Bank’s annual documentation for 2015.

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Number of meetings and duration of committees

Committees	No. of meetings	Hours[1]
Executive committee	59	295
Executive risk committee[2]	81	243
Audit committee	13	52
Appointments committee	12	36
Remuneration committee	10	30
Risk supervision, regulation and compliance committee	13	52
International committee	—	—
Innovation and technology committee	—	—

1.	Estimated average hours devoted by each director.
2	Disbanded by the resolution of the board of 1 December 2015; the committee held its last meeting on 29 October.

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■ Committees

		Decision-making		Advisory				Reporting(a)
Directors	Board	Executive	Executive risk(b)	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	International
Average attendance	92.83%	90.89%	78.44%	97.96%	92.86%	90.57%	96.39%	—	—
Individual attendance
Ms Ana Botín-Sanz de Sautuola y O´Shea	21/21	52/59
Mr José Antonio Álvarez Álvarez[1]	19/19	52/56	23/67
Mr Bruce Carnegie-Brown[2]	17/17	40/51			9/9	9/9	12/12
Mr Rodrigo Echenique Gordillo	20/21	53/59	50/81		2/2	1/1	0/0
Mr Matías Rodríguez Iniciarte	21/21	57/59	81/81
Mr Guillermo de la Dehesa Romero	21/21	54/59		4/4	11/12	9/10	11/11
Mr Ignacio Benjumea Cabeza de Vaca[3]	4/4	16/16	11/11		3/3	4/4	3/3
Mr Javier Botín-Sanz de Sautuola y O´Shea	14/21
Ms Sol Daurella Comadrán[4]	15/17				6/8	6/9
Mr Carlos Fernández González[2]	15/17			11/11	7/8		10/11
Ms Esther Giménez-Salinas i Colomer	19/21
Mr Ángel Jado Becerro de Bengoa	21/21		62/67	10/11	8/8	8/9	13/13
Ms Belén Romana García[5]	1/1			0/0
Ms Isabel Tocino Biscarolasaga	21/21	57/59	79/81	11/11		10/10	11/11
Mr Juan Miguel Villar Mir	19/21			10/10			10/11
Mr Javier Marín Romano[6]	0/2	1/2
Mr Fernando de Asúa Álvarez[7]	4/4	7/8	11/11	1/1	3/3	1/1	1/1
Mr Abel Matutes Juan[8]	3/4			1/1	3/3
Mr Juan Rodríguez Inciarte[9]	15/15		36/51
Ms Sheila C. Bair[10]	15/18						9/10

(a)	No meetings were held in 2015.
(b)	Disbanded by resolution of the board on 1 December 2015 and held its last meeting on 29 October. Against this backdrop, two internal non-statutory committees were created: the executive risk committee (which replaces the delegate risk committee of the board) and the risk control committee. The executive committee devoted a very significant amount of its time to discussions on risks.
1.	Director since 13 January 2015.
2.	Director since 12 February 2015.
3.	Director since 21 September 2015.
4.	Director since 18 February 2015.
5.	Director since 22 December 2015.
6.	Withdrawal from position of director effective 12 January 2015.
7.	Withdrawal from position of director effective 12 February 2015.
8.	Withdrawal from position of director effective 18 February 2015.
9.	Withdrawal from position of director effective 30 June 2015.
10.	Withdrawal from position of director effective 1 October 2015.

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4. Shareholder rights and the general shareholders’ meeting

4. Shareholder rights and the general shareholders’ meeting

One share, one vote, one dividend. No control-enhancing mechanisms foreseen in the Bylaws

The Bank’s Bylaws do not establish any control-enhancing mechanisms, fully conforming to the principle of one share, one vote, one dividend.

The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

There are no non-voting or multiple-voting shares, or preferences in the distribution of dividends, or limitations on the number of votes that may be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

Any person is eligible for the position of director, subject only to the limitations established by law.

Quorum at the annual general shareholders’ meeting held in 2015

The informed participation of shareholders at general shareholders’ meetings is an objective expressly acknowledged by the board (article 31.3 of the Rules and Regulations of the Board).

The quorum at the 2015 annual general shareholders’ meeting was 59.724%, continuing a trend of improvement in the last years.

Encouragement of informed participation of shareholders at general shareholders’ meetings

The Bank continues to implement measures designed to encourage the informed participation of shareholders at general shareholders’ meetings. Since the annual general meeting held in 2011, shareholders have had access to an electronic shareholders’ forum, in compliance with the provisions of the Spanish Corporate Enterprises Act.

Such forum, which the Bank made available on the Group’s corporate website (www.santander.com), enables shareholders to post supplementary proposals to the agenda announced in the call notice, requests for support for such proposals, initiatives aimed at reaching the percentage required to exercise minority shareholder rights contemplated by law, such as offers or requests to act as a voluntary proxy.

Furthermore, remote attendance at the shareholders’ meetings was made possible, thereby enabling shareholders to exercise their information and voting rights remotely and in real time.

Key points of the 2015 annual general shareholders’ meeting

• Shareholders approved the corporate management of the Bank in 2014 with a 95% favourable vote.

• The 2014 annual report on director remuneration received a 92% favourable vote.

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Annual general shareholders’ meeting held on 27 March 2015

Information on the call notice, establishment of a quorum, attendance, proxy-granting and voting

A total of 471,628 shareholders attended in person or by proxy, with 8,397,610,313 shares. The quorum was thus 59.724% of the Bank’s share capital at the date of the annual general shareholders’ meeting.

The shareholders acting at the general shareholders’ meeting approved the corporate management of the Bank in 2014 with a 95.024% favourable vote.

The average percentage of affirmative votes upon which the proposals submitted by the board were approved was 93.712%.

The following data are expressed as percentages of the Bank’s share capital at the date of the annual general shareholders’ meeting:

Physically present	0.354%[1]
By proxy	43.442%[2]
Absentee votes	15.929%[3]

Total	59.724%

1.	Of such percentage (0.354%), 0.003% is the percentage of share capital that attended by remote means through the Internet.
2.	The percentage of share capital that granted proxies through the Internet was 0.903%.
3.	Of such percentage (15.929%), 15.712% corresponds to the votes cast by post, and the rest is the percentage of electronic votes.

At that meeting, nine of the board’s fifteen directors at that date exercised, in accordance with article 186 of the Spanish Corporate Enterprises Act, the right to vote on behalf of a total of 5,963,432,540 shares, equivalent to the same number of votes, the breakdown being as follows:

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	5,829,121,951
Mr José Antonio Álvarez Álvarez	35,865
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	127,872,267
Mr Ángel Jado Becerro de Bengoa	5,100,000
Mr Matías Rodríguez Inciarte	789,693
Mr Juan Miguel Villar Mir	90,549
Ms Isabel Tocino Biscarolasaga	187,862
Mr Guillermo de la Dehesa Romero	225,647
Ms Sol Daurella Comadrán	8,706

Resolutions adopted at the general shareholders’ meeting held in 2015

The full texts of the resolutions adopted at the general shareholders’ meeting held in 2015 are available on the websites of both the Group (www.santander.com) and the CNMV (www.cnmv.es).

Information provided to shareholders and communication with them

In 2015 Banco Santander continued to strengthen communication with, service to and its relationship with shareholders and investors.

¡ Channels for shareholder information and service

Telephone service lines	241,553	queries received
Shareholder’s mailbox	42,805	e-mails answered
Personal actions	22,336	actions carried out

During 2015, there were 450 meetings with investors, analysts and rating agencies, which entailed contact with 829 investors/analysts. In addition, the Shareholders Relations area maintained direct contact with the Bank’s shareholders throughout the financial year to disseminate information regarding the Group’s policies relating to sustainability and governance. The Group’s Investor Day was organised in London in September. Over the span of two days senior executives analysed and communicated the outlook, Banco Santander’s strategic vision and objectives for 2018 and its main business units to the investors. More than 350 people, including the Group’s main analysts and investors, attended these sessions at Investor Day.

Finally, in compliance with the recommendations of the CNMV, both call notices of the meetings with analysts and investors and the documentation to be used thereat are published sufficiently in advance.

Policy for communications and contact with shareholders

The board of directors of the Bank approved a policy for communication and contact with shareholders, institutional investors and proxy advisors, which is published on the Group’s corporate website (www.santander.com). In this policy, the general principles governing communication and contacts between the Bank and its shareholders, institutional investors and proxy advisors are laid out. In addition, it defines the main channels and procedures for improving the services provided by the bank to these stakeholders and its relationship with same. In accordance with the principles of transparency, equal treatment and protection of the interests of shareholders and within the framework of the new Simple, Personal and Fair culture, the Bank makes available to its shareholders and investors the information and communication channels detailed in the Shareholder section of this annual report.

• Communication between the board and shareholders and investors has been stepped up through the Investors Day and the corporate governance road shows carried out by the lead director.

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5. Santander Group management team

5. Santander Group management team

“Reaching our goal of becoming the best commercial bank for our employees and customers, and continuing with sustainable growth, requires us to simplify and make our organisation more competitive”	Ms Ana Botín, Group executive chairman of Banco Santander Internal communication 30 June 2015

¡ Composition

Group executive chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea

Chief executive officer	Mr José Antonio Àlvarez Àlvarez

Executive vice chairman	Mr Rodrigo Echenique Gordillo

Executive vice chairman*	Mr Matías Rodríguez Inciarte

Businesses

Argentina	Mr Enrique Cristofani

Brazil	Mr Sérgio Agapito Lires Rial

Chile	Mr Claudio Melandri Hinojosa

United States	Mr Scott Powell

Spain	Mr Rami Aboukhair Hurtado

Consumer Finance	Ms Magda Salarich Fernández de Valderrama

Mexico	Mr Héctor Blas Grisi Checa

Poland	Mr Gerry Byrne

Portugal	Mr Antonio Vieira Monteiro

United Kingdom	Mr Nathan Bostock

Business divisions

Global Wholesale Banking	Mr Jacques Ripoll

Business support divisions

Commercial Banking	Mr Ángel Rivera Congosto

Support and control functions

Group chief risk officer	Mr José María Nus Badía

Group chief financial officer	Mr José García Cantera

General Secretariat and Human Resources	Mr Jaime Pérez Renovales

Group chief compliance officer	Ms Mónica López-Monís Gallego

Group chief audit executive	Mr Juan Guitard Marín

Strategic Alliances in Asset Management and Insurance	Mr Juan Manuel San Román López

Communications, Corporate Marketing and Research	Mr Juan Manuel Cendoya Méndez de Vigo

Corporate Development	Mr José Luis de Mora Gil-Gallardo

Innovation	Mr J. Peter Jackson**

Group chief accounting officer	Mr José Francisco Doncel Razola

Executive Chairman’s Office and Strategy	Mr Víctor Matarranz Sanz de Madrid

Costs	Mr Javier Maldonado Trinchant

Technology and Operations	Mr Andreu Plaza López

Universities	Mr José Antonio Villasante Cerro

*	To whom the Group chief risk officer reports.
**	This appointment is subject to regulatory authorisation.

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Remuneration

Information on the remuneration of senior executive vice presidents is provided in note 5 to the Group’s legal report.

Related-party transactions

To the Bank’s knowledge, no member of senior management who is not a director, no person represented by a member of senior management who is not a director, and no company in which such persons or persons with whom they act in concert or who act through nominees therein are directors, members of senior management or significant shareholders, has carried out any unusual or significant transaction therewith during 2015 and through the date of publication of this report.

Conflicts of interest

The control mechanisms and the bodies in charge of resolving this type of situation are described in the Code of Conduct in Securities Markets, which is available on the Group’s corporate website (www.santander.com).

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6. Transparency and independence

6. Transparency and independence

Santander has been included in the FTSE4Good and DJSI indexes since 2003 and 2000, respectively, and its corporate governance model is recognised by socially responsible investment indexes.

Financial information and other relevant information

Financial information

Pursuant to the provisions of its Rules and Regulations (article 34.2), the board has taken the necessary actions to ensure that the quarterly and half-yearly information and any other information made available to the markets is prepared following the same principles, standards and professional practices as are used to prepare the financial statements. To such end, this information is reviewed by the audit committee prior to being released.

The financial statements are reported on by the audit committee and certified by the head of financial accounting prior to the authorisation for issue thereof by the board.

Other relevant information

Pursuant to the provisions of the Code of Conduct in Securities Markets, the Compliance area is responsible for informing the CNMV of the relevant information generated in the Group.

Such communication is simultaneous to the release of relevant information to the market or to the media and occurs as soon as the decision in question is made or the resolution in question has been signed or carried out. Relevant information shall be disseminated in a true, clear, complete and equitable fashion and on a timely basis and, whenever practicable, such information shall be quantified.

In 2015, the Bank published 100 material facts, which are available on the websites of the Group (www.santander.com) and the CNMV (www.cnmv.es).

Relationship with the auditor

Independence of the auditor

The shareholders at the 2015 annual general shareholders’ meeting approved the re-election of Deloitte, S.L. as auditor for one year, with the affirmative vote of 94.287% of the share capital present in person or by proxy.

The Bank has the necessary mechanisms in place to preserve the independence of the external auditor, and its audit committee verifies that the services provided by this auditor comply with applicable legislation.

In addition, the Rules and Regulations of the Board establish limits upon hiring the audit firm for the provisions of services other than audit services that could jeopardise the independence thereof, and impose on the board the duty to make public the overall fees paid by the Bank to the auditor for services other than audit services. The information for 2015 is contained in note 48 to the Group’s legal report.

The Rules and Regulations of the Board determine the mechanisms to be used to prepare the accounts such that there is no room for qualifications in the auditor’s report. Nevertheless, the Bylaws and the Rules and Regulations also provide that, whenever the board believes that its opinion must prevail, it shall provide an explanation, through the chairman of the audit committee, of the content and scope of the discrepancy and shall endeavour to ensure that the auditor issue a report in this regard. The financial statements of the Bank and of the consolidated Group for 2015 are submitted without qualifications.

At its meeting of 10 February 2016, the audit committee received written confirmation from the external auditor of its independence in respect of the Bank and the entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditors or by entities related thereto, in accordance with that provided in legislation governing financial audits.

The committee, at this meeting of 10 February 2015, issued a report expressing a favourable opinion regarding the independence of the external auditors and reporting, among other matters, on the provision of additional services as mentioned in the preceding paragraph.

This report, issued prior to the auditor’s report on the financial statements, includes the content required under article 529-14 of the Spanish Corporate Enterprises Act and may be viewed on the Group’s website (www.santander.com).

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•    The Bylaws, the Rules and Regulations for the General Shareholders’ Meeting and the Rules and Regulations of the Board wereamended to bring them into line with both regulatory changes and best practices incorporate governance.

Proposal for a new external auditor

At its meeting on 6 July 2015, the board of directors chose

PricewaterhouseCoopers Auditores, S.L. (PwC) as the external auditor of Banco Santander and its consolidated Group to audit the financial statements for 2016, 2017 2018. This decision was taken in accordance with the corporate governance recommendations regarding the rotation of the external auditor, at the proposal of the audit committee and as a result of a selection process conducted with full transparency, independence and objectivity, involving the leading audit firms present in the markets where the Group operates. The audit committee was actively involved in designing and conducting this process and was notified of its progress on a regular basis, as well as the plans to ensure that PwC complied with the regulatory requirements with regard to independence and incompatibility and to ensure a smooth transition between the external auditors with the least possible impact on the Group’s daily activities and on the quality of the financial information.

The board will propose this appointment at the annual general shareholders’ meeting scheduled for 17 or 18 March on first and second call, respectively.

Intra-group transactions

There were no intra-group transactions in 2015 that were not eliminated in the consolidation process and that are not part of the ordinary course of business of the Bank or of the Group companies as regards the purpose and conditions thereof.

Group’s corporate Website

Since 2004, the Group’s corporate website (www.santander.com) has disclosed, in the Information for shareholders and investors Relations section of the main menu, all information required under applicable law (basically, the Spanish Corporate Enterprises Act, Order ECC/461/2013, of 20 March and CNMV Circular 3/2015, of 23 June).

The content of the Group’s website, which is presented with specific sections for institutional investors and shareholders and is accessible in Spanish, English and Portuguese, receives approximately 165,000 visits per week.

The information available on such website includes:

•	The Bylaws.

•	The Rules and Regulations for the General Shareholders’ Meeting.

•	The Rules and Regulations of the Board.

•	The composition of the board and its committees.

•	Professional profiles and other information on the directors.

•	The annual report.

•	The annual corporate governance report and the annual report on director remuneration.

•	The Code of Conduct in Securities Markets.

•	The General Code of Conduct.

•	The sustainability report.

•	The reports of the board committees.

•	Pillar III disclosures report.

The call notice for the 2016 annual general shareholders’ meeting may be viewed as from the date of publication thereof, together with the information relating thereto, which shall include the proposed resolutions and mechanisms for exercising rights to receive information, to grant proxies and to vote, including an explanation of the mechanisms for exercising such rights by means of data transmission and the rules applicable to the electronic shareholders’ forum that the Bank will make available on the Group’s corporate website (www.santander.com).

New good governance code for listed companies

Banco Santander follows the recommendations concerning corporate governance in the new good governance code for listed companies.

Banco Santander follows the good governance recommendations and best practices for credit institutions, such as the corporate governance principles for banks of the Basel Committee and the recommendations of the Organisation for Economic Co-operation and Development (OECD), and also takes into account the good governance codes of the stock markets on which its shares are listed.

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7. Challenges for 2016

7. Challenges for 2016

The board’s goals for 2016 with regard to corporate governance are as follows:

•	Promote the culture and corporate values of Simple, Personal and Fair, ensure the entire organisation is aware of these values.

•	Consolidate the governance model to strengthen the relationship between the Parent Bank and the subsidiaries, especially with regard to corporate governance, ensuring its gradual implementation throughout the Group’s main geographical areas. The board of directors will also be responsible for ensuring there is a clear governance framework that is suitable for the structure, businesses and risks of the Group and the entities that form part thereof, respecting the local legislation of each of the units.

•	Improve board members’ relationships outside of meetings, especially non-executive directors, as well as the interaction between these directors and company executives.

•	Promote communication between the various committees, especially between the risk supervision, regulation and compliance committee and the audit committee, as well as between the audit committee and the remuneration committee, and schedule joint meetings whenever necessary.

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Summary

Consolidated

Financial Report

Grupo Santander 2015 summary

Developed economies continued to show signs of recovery in 2015. Emerging countries, however, grew more moderately because of their internal dynamics as well as lower commodity prices and China’s slowdown.

The markets were also very volatile, with share prices plunging in the second half of the year and emerging market currencies depreciating against the euro and particularly against the dollar. This depreciation was very intense in Brazil for several months.

The banking environment is challenging. As well as this evolution, interest rates were extraordinarily low in developed countries, business volumes grew at a slow pace, competition from banks and non-banks was tough and the regulatory environment demanding.

In this context, the Group’s performance during 2015 was positive, as we were able to combine the development of the commercial transformation process with achieving the goals we set at the start of the year. We grew in volumes and profit, accumulated capital and increased the cash dividend.

The highlights in 2015 were:

Strong results. Santander faced these challenges with a business model that has proven its strength in the last few years and which we are adapting to the new environment, in order to maximise profitability levels.

The Santander model, which showed its validity during the crisis, has two main pillars:

•	Santander is a big but simple bank. Our diversification is unique, 97% of our underlying profit is generated in nine countries and in Santander Consumer Finance in Europe. Our management focus is tailored to each market, and our subsidiaries, autonomous in capital and liquidity, have the critical mass to be among the three top players in each market and generate shareholder value.

•	We have a Corporate Centre that contributes value and enables us to attract talent, share best practices and best-in-class information and control systems. The centre will continue to add value in the future and will do so even more efficiently.

As a result of all this, Grupo Santander posted an underlying attributable profit of €6,566 million, 13% more than in 2014, backed by:

•	Consistent and recurring growth in commercial revenues quarter after quarter, enabling us to generate record net interest income and gross income.

•	Control of costs and operational excellence. Costs grew by only 1% in real terms and on a like-for-like basis.

•	Reduced provisions and a lower cost of credit, reflecting the strategy in growth and an adequate risk management policy.

We also recorded a net charge of €600 million of non-recurring positive and negative results, which left the final attributable profit 3% higher at €5,966 million.

Commercial transformation process. We continued in 2015 to transform our commercial model and make it more Simple, Personal and Fair. The focus is on our individual customers and companies, and our efforts are aimed at developing specialized models, ranges of simple products and global proposals that cover all their needs, anticipating them and gaining their confidence.

There was a significant improvement in customer loyalty and in long-term relationships, strongly supported by differential value offers and their expansion to all countries, sharing the best practices. Examples of this are:

•	Launch of the 1|2|3 strategy in Spain, following its success in the UK and Portugal, and similar products in Poland and Germany. In the high-income segment, we launched products and services such as Select Premium Portfolios in Germany and Select Expat in Mexico.

•	In SMEs and companies, global proposals to reinforce our support of this segment: Santander Advance is now installed in eight countries, Santander Trade is available in 12 countries with more than 30,000 exporter and importer users, International Desk, Santander Passport and the new 1|2|3 pymes current account in Spain.

We gave a big push to multi channels, particularly the developments in digital channels and the openinf of new branches, which are key for the transformation process. Innovation and

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technological development constitute a strategic pillar of the Group, in order to respond to the new challenges from the digital revolution and focus on operational excellence and the customer experience.

We improved the commercial websites, as well as launching new apps and developments for mobile phones such as, for example, Cash KiTTi and Spendlytics in the UK, and the new Deposit Capture functionality for mobile phones in the US. Also noteworthy were some initiatives in intelligent watches such as the participation in the UK and Spain in the first group of Apple Pay issuers.

Equally important was the simplification of processes and products, implementation of a new commercial front with 360º vision in many of the countries, latest generation ATMs and opening so-called offices of the future.

Branches will continue to be a significant channel for customers and the Bank, and will be more dedicated to selling products of greater complexity and offering advisory services, and more digitally integrated.

These improvements in the commercial transformation process were reflected in increases in customer loyalty and digitisation . The number of loyal customers increased 10% to 13.8 million (+1.2 million) and digital clients rose 17% to 16.6 million (+2.5 million). These improvements are already producing revenue growth.

Business growth. The commercial activity and greater loyalty were reflected in growth in loans and customer funds.

Nine of the 10 main units increased their lending to individual customers as well as to SMEs and big companies. All countries grew in funds, while maintaining the strategy of cutting the funding cost (reflected in growth in demand deposits and mutual funds and reduction in time deposits).

Strengthened solvency. We met the goal set for capital, despite the extraordinary negative impacts. Our CET1 fully loaded ratio was 10.05% at the end of 2015, demonstrating our capacity to generate capital organically (about 10 b.p. per quarter).

Furthermore, in regulatory terms, we ended the year with CET1 of 12.55%, 280 b.p. above the minimum requirement set by the European Central Bank for 2016.

On 3 February 2016, the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander (Brasil) S.A. The impact of the aforementioned authorisation on the Group’s risk-weighted assets (EUR -7,836 million) and, in consequence, on its capital ratios, was not taken into account in the data published on 27 January 2016, which are those presented in this report.

Enhanced credit quality. The year was good in terms of credit quality, as the Group’s main indicators improved. The NPL ratio was 83 b.p. lower at 4.36%, coverage rose 6 p.p. to 73% and the cost of credit dropped to 1.25%.

This positive evolution was registered in almost all countries, reflecting the change of mix to lower risk products in some countries, as well as an adequate risk management policy that we are reinforcing with the launch of the Advanced Risk Management (ARM) programme.

Creation of shareholder value. We continue to offer an attractive shareholder return.

On the basis of the underlying profit, the Group’s RoTE in 2015 was close to 11.0%, higher than the sector average. We also improved the Group’s RoRWA a little to 1.30%.

Tangible book value per share increased 3% on a like-for-like basis, which was compatible with distributing a cash dividend of more than €2,200 million, charged to 2015 results.

The Bank’s dividend yield was 4.4% based on the year-end share price.

■ Exchange rates: 1 euro / currency parity

	2015		2014
	Period-end	Average	Period-end	Average
US$	1.089	1.109	1.214	1.326
Pound sterling	0.734	0.725	0.779	0.806
Brazilian real	4.312	3.645	3.221	3.118
Mexican peso	18.915	17.568	17.868	17.647
Chilean peso	773.772	724.014	737.323	756.718
Argentine peso	14.140	10.207	10.277	10.747
Polish zloty	4.264	4.182	4.273	4.185

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Grupo Santander. Income statement

•	Attributable profit of €5,966 million, 3% more than in 2014, after absorbing a charge of €600 million (the net between non-recurring positive and negative items).

•	Underlying attributable profit rose 13% to €6,566 due to:

•	Consistent and recurring growth of commercial revenues quarter after quarter, excluding the exchange rate impact.

•	Costs control and operational excellence. Efficiency ratio of 47.6%, one of the best among our competitors.

•	Lower cost of credit in all units.

•	Underlying RoTE was 11.0%, +4 b.p. year-on-year.

■ Income statement

€ Million

	2015	2014	Variation amount	%	% w/o FX	2013
Net interest income	32,189	29,548	2,642	8.9	8.0	28,419
Net fee income	10,033	9,696	337	3.5	4.3	9,622
Gains (losses) on financial transactions	2,386	2,850	(464)	(16.3)	(18.2)	3,496
Other operating income	665	519	146	28.1	24.6	383
Dividends	455	435	20	4.5	5.5	378
Income from equity-accounted method	375	243	132	54.3	72.4	283
Other operating income/expenses	(165)	(159)	(6)	3.8	43.6	(278)
Gross income	45,272	42,612	2,660	6.2	5.6	41,920
Operating expenses	(21,571)	(20,038)	(1,532)	7.6	6.9	(20,158)
General administrative expenses	(19,152)	(17,781)	(1,371)	7.7	6.9	(17,758)
Personnel	(11,107)	(10,213)	(894)	8.8	7.6	(10,276)
Other general administrative expenses	(8,045)	(7,568)	(477)	6.3	6.0	(7,482)
Depreciation and amortisation	(2,419)	(2,257)	(161)	7.1	6.8	(2,400)
Net operating income	23,702	22,574	1,128	5.0	4.4	21,762
Net loan-loss provisions	(10,108)	(10,562)	454	(4.3)	(4.0)	(12,340)
Impairment losses on other assets	(462)	(375)	(87)	23.2	22.7	(524)
Other income	(2,192)	(1,917)	(275)	14.3	17.5	(1,535)
Underlying profit before taxes	10,939	9,720	1,219	12.5	10.3	7,362
Tax on profit	(3,120)	(2,696)	(424)	15.7	13.6	(1,995)
Underlying profit from continuing operations	7,819	7,024	795	11.3	9.0	5,367
Net profit from discontinued operations	—	(26)	26	(100.0)	(100.0)	(15)
Underlying consolidated profit	7,819	6,998	822	11.7	9.4	5,352
Minority interests	1,253	1,182	72	6.1	6.0	1,177
Underlying attributable profit to the Group	6,566	5,816	750	12.9	10.1	4,175
Net capital gains and provisions	(600)	—	(600)	—	—	—
Attributable profit to the Group	5,966	5,816	150	2.6	0.1	4,175
Pro memoria:
Average total assets	1,345,657	1,203,260	142,397	11.8		1,230,166
Average stockholders’ equity*	90,798	82,545	8,253	10.0		71,509

(*).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

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Grupo Santander posted an underlying attributable profit of €6,566 million, 13% more than the €5,816 million generated in 2014.

Moreover, non-recurring results and provisions for a net negative amount of €600 million were recorded in 2015. This amount is listed separately as “Net capital gains and provisions”, in order to make the analysis of results derived from business easier. Attributable profit including these items was €5,966 million, 3% more than in 2014.

Before analyzing the income statement, some aspects that affect comparisons between 2014 and 2015 need to be pointed out.

•	A macroeconomic environment with slower global growth.

•	Interest rates that remained at historic lows in most countries.

•	Tough competition in some of the markets where the Group operates.
•	A more demanding regulatory environment, with impacts that limited revenues and increased costs.

•	A positive perimeter effect from consumer business (mainly the agreements with PSA) and Brazil (agreement with Bonsucesso, GetNet and the acquisition of minority interests in the fourth quarter of 2014).

•	The impact of exchange rates of the different currencies in which the Group operates as regards the euro was less than one percentage point positive for the whole Group in revenues and costs. The impacts were as follows: US (+21 p.p.), UK (+12 p.p.), Argentina (+7 p.p.), Chile (+5 p.p.), Brazil (-16 p.p.), while in Mexico and Poland it was less than one point.

The main developments were as follows:

■ Quarterly income statement

   € Million

	2014				2015
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983	7,888
Net fee income	2,331	2,403	2,439	2,524	2,524	2,586	2,474	2,448
Gains (losses) on financial transactions	767	511	952	620	695	372	634	684
Other operating income	34	204	99	182	186	379	225	(126)
Dividends	31	220	72	112	33	239	75	107
Income from equity-accounted method	65	42	72	64	99	101	93	82
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57	(315)
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316	10,894
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)	(5,422)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)	(4,810)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)	(2,799)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)	(2,011)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)	(612)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974	5,472
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)	(2,558)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)	(215)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)	(526)
Underlying profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778	2,173
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)	(471)
Underlying profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991	1,702
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991	1,702
Minority interests	277	318	296	291	350	350	311	242
Underlying attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680	1,460
Net capital gains and provisions	—	—	—	—	—	835	—	(1,435)
Attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	2,544	1,680	25

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Gross income

Gross income increased 6% to a record €45,272 million. Growth was qualitative as it was based on increases in the most commercial revenues (net interest income and fee income), and with gains on financial transactions representing only 5% of the Group’s gross income (7% in 2014). As follows:

•	Net interest income also notched up a new record of €32,189 million (71% of gross income), 9% more than in 2014 (+8% excluding the forex impact), mainly due to growth in lending and a lower cost of funds.

All countries increased net interest income except for Poland (-6%), due to the fall in interest rates, Spain (-5%), in an environment of low interest rates and strong competition in loans, and Chile (-1%), because of the impact of the lower inflation rate and regulations regarding the policy of maximum rates.

Of note was the growth at Santander Consumer Finance (+31%), partly because of the perimeter effect, Mexico (+14%), due to the rise in loans, Brazil (+10%), following improvements quarter after quarter during the year, and US (+7%) due to the larger portfolio at Santander Consumer USA and Santander Bank.

•	Net fee income was 4% higher at €10,033 million. The performance by units was very uneven due to different economic and business cycles. In some cases, moreover, the impact of regulatory changes limited revenues, mainly from insurance and cards.

•	Net interest income plus net fee income amounted to €42,222 million (+8%) and represented 93% of gross income (92% in 2014).

•	Gains on financial transactions fell 16%, conditioned by the high ones in 2014 from management of portfolios of interest rate hedging and the global corporate unit.

•	Other operating income increased by €146 million in net terms. On the one hand, positive impact of income from leasing (mainly in the US) and higher results from companies that are accounted by the equity method. On the other hand, the contribution to the deposit guarantee and resolution funds, also recorded in this line, of more than €750 million for all the Group (up more than 30%), mainly in Poland (where the sector had to make extraordinary contributions because of the collapse of a bank), Spain and Argentina

Operating expenses

Operating expenses increased 8% to €21,571 million (+7% excluding the forex impact). This rise was due to several factors: the evolution of inflation in Latin America, investments in programmes for innovation and improvements in future efficiency, the impact of the measures adopted by the Bank as a result of new regulatory requirements (particularly in the US) and the change of perimeter.

■ Net fee income

   € Million

	2015	2014	Variation amount	%	2013
Fees from services	6,040	5,827	213	3.7	5,851
Mutual & pension funds	862	913	(50)	(5.5)	831
Securities and custody	905	763	142	18.6	655
Insurance	2,225	2,193	32	1.5	2,284

Net fee income	10,033	9,696	337	3.5	9,622

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•	Adjusted for the perimeter impact and for the year’s average inflation, costs only rose 1%, reflecting the positive effect of the three-year efficiency and productivity plan launched at the end of 2013, which is enabling us to make the higher investments commented on previously, and maintain real growth in costs of close to zero.

•	Of note was the fall in real terms in Brazil (-6% on a like-for-like basis), Spain and Portugal (-1% in both).

The efficiency ratio was 47.6% (47.0% in 2014), due to the evolution of gains on financial transactions, as without this the ratio was stable.

Loan-loss provisions

Loan-loss provisions fell 4% to €10,108 million, with significant reductions in the UK (-71%), Spain (-43%), Portugal (-42%) and Real Estate Activity Spain (-26%). They were also lower in Poland and Santander Consumer Finance but higher in Chile (+4%), Brazil (+5%), Mexico (+15%) and the US (+16%), in all of which volumes increased significantly. All these changes are excluding the exchange rate.

•	The lower provisions, coupled with higher lending, continued to improve the Group’s cost of credit, which dropped from 1.43% in 2014 to 1.25% in 2015. Excluding Santander Consumer USA, which because of the nature of its business has a high level of provisions, the cost of credit fell from 1.15% to 0.90%.

•	All the Group’s units improved their cost of credit, except for the US. Of note were Spain, Portugal, UK and Brazil. This evolution was due to the improvement in the quality of their portfolios, thanks to active risk management combined with the better macroeconomic environment in some countries.

Net operating income after provisions

Net operating income after provisions increased 13% (+12% excluding the forex impact), spurred by double-digit growth in most units.

Other income and provisions

Other income and provisions was €2,654 million negative compared to €2,292 million also negative in 2014. These amounts included provisions of different nature, as well as capital gains, capital losses and impairment of financial assets. The increase over 2014 is very diluted by concepts, countries and businesses.

■ Operating expenses

    € Million

	2015	2014	Variation amount	%	2013
Personnel expenses	11,107	10,213	894	8.8	10,276
General expenses	8,045	7,568	477	6.3	7,482
Information technology	1,039	936	102	10.9	985
Communications	587	489	99	20.2	540
Advertising	705	654	50	7.6	637
Buildings and premises	1,786	1,775	11	0.6	1,815
Printed and office material	157	155	2	1.0	169
Taxes (other than profit tax)	529	460	69	14.9	458
Other expenses	3,243	3,098	144	4.7	2,879
Personnel and general expenses	19,152	17,781	1,371	7.7	17,758
Depreciation and amortisation	2,419	2,257	161	7.1	2,400

Total operating expenses	21,571	20,038	1,532	7.6	20,158

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■  Net loan-loss provisions

€ Million

			Variation
	2015	2014	amount	%	2013
Non performing loans	11,484	11,922	(438)	(3.7)	13,405
Country-risk	(0)	(24)	23	(98.8)	2
Recovery of written-off assets	(1,375)	(1,336)	(39)	2.9	(1,068)

Total	10,108	10,562	(454)	(4.3)	12,340

Underlying profit

Underlying profit before tax, which reflects the business evolution, rose 13% in current euros (+10% in constant euros).

Taxes increased to a greater extent because of the increased tax pressure in some units, particularly Portugal, Santander Consumer Finance, Mexico, Chile and the US.

Minority interests increased 6%, as the rises in the US (from the better results of Santander Consumer USA) and Santander Consumer Finance (materialization of the agreements with PSA) were partly offset by the repurchase of the stake in Santander Brazil in the fourth quarter of 2014.

Underlying attributable profit was €6,566 million, up 13% (+10% in constant euros). The largest rises were in Portugal (+63%), Brazil (+33%, partly due to the repurchase of minority interests), SCF (+18%, partly due to the perimeter), Spain (+18%) and the UK (+14%). In all cases, these increases are in the currencies used to manage business.

On the other hand, falls in Poland (mainly because of lower interest rates and the extraordinary charge for the deposit guarantee fund), Chile (reduced UF inflation, whose impact could not be fully offset by the increase in business volumes and higher gains on financial transactions, to which is added a higher tax rate) and the US (where the establishment of the Intermediate Holding Company (IHC), the improvement in the Santander Bank franchise and the discontinuation of personal credits in order to focus more on auto finance is having a temporary impact on revenues and costs).

The underlying RoTE was 11.0% and underlying earnings per share €0.45, 7% lower than in 2014 as it was affected by the increase in the number of shares (January’s 2015 capital increase and Santander Dividendo Elección scrip programmes), as well as by the higher financial cost due to the new AT1 issues made.

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The cost of these issues, in accordance with accounting rules, is not recorded in the income statement, but against shareholders’ equity, but it is taken into account for calculating earnings per share.

Attributable profit to the Group

As indicated at the beginning, non-recurring capital gains and provisions were recorded in 2015, as follows:

•	On the one hand, non-recurring positive items of €1,118 million, which correspond to the net result of the reversal of tax iabilities in Brazil (€835 million) recorded in the second quarter and the generation of €283 million of badwill, as a result of the acquisition of assets and liabilities of Banco Internacional do Funchal (Banif) in Portugal in the fourth quarter.

•	On the other, the following charges, all of them in the fourth quarter: €600 million set aside in the UK to cover possible claims related to payment protection insurance (PPI); €683 million for the impairment of intangible assets and €435 million for goodwill and other items. The total amount of these charges was €1,718 million.

In 2014, €1,589 million of capital gains were recorded by the Altamira operation, the flotation of Santander Consumer USA and changes in UK pension commitments. At the same time, a fund was established for restructuring costs and impairment of intangible assets and other provisions of a similar amount. The net impact of these amounts was zero on the year’s profit

After incorporating non-recurring net capital gains and provisions, the Group’s attributable profit was €5,966 million (+3%).

The RoTE was 10.0% and earnings per share €0.40, a decline of 16% in the year.

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■ Balance sheet

    € Million

	2015	2014	Variation amount	%	2013
Assets
Cash on hand and deposits at central banks	81,329	69,428	11,901	17.1	77,103
Trading portfolio	147,287	148,888	(1,601)	(1.1)	115,309
Debt securities	43,964	54,374	(10,410)	(19.1)	40,841
Customer loans	6,081	2,921	3,160	108.2	5,079
Equities	18,225	12,920	5,305	41.1	4,967
Trading derivatives	76,724	76,858	(134)	(0.2)	58,920
Deposits from credit institutions	2,293	1,815	478	26.4	5,503
Other financial assets at fair value	45,043	42,673	2,370	5.6	31,441
Customer loans	14,293	8,971	5,322	59.3	13,255
Other (deposits at credit institutions, debt securities and equities)	30,750	33,702	(2,952)	(8.8)	18,185
Available-for-sale financial assets	122,036	115,251	6,785	5.9	83,799
Debt securities	117,187	110,249	6,938	6.3	79,844
Equities	4,849	5,001	(152)	(3.0)	3,955
Loans	831,637	781,635	50,002	6.4	731,420
Deposits at credit institutions	50,256	51,306	(1,050)	(2.0)	57,178
Customer loans	770,474	722,819	47,655	6.6	666,356
Debt securities	10,907	7,510	3,397	45.2	7,886
Held-to-maturity investments	4,355	—	4,355	—	—
Investments	3,251	3,471	(220)	(6.3)	3,377
Intangible assets and property and equipment	27,790	26,109	1,681	6.4	18,137
Goodwill	26,960	27,548	(588)	(2.1)	24,263
Other	50,572	51,293	(721)	(1.4)	49,279

Total assets	1,340,260	1,266,296	73,964	5.8	1,134,128

Liabilities and shareholders’ equity
Trading portfolio	105,218	109,792	(4,574)	(4.2)	94,695
Customer deposits	9,187	5,544	3,643	65.7	8,500
Marketable debt securities	—	—	—	—	1
Trading derivatives	76,414	79,048	(2,634)	(3.3)	58,910
Other	19,617	25,200	(5,583)	(22.2)	27,285
Other financial liabilities at fair value	54,768	62,318	(7,550)	(12.1)	42,311
Customer deposits	26,357	33,127	(6,770)	(20.4)	26,484
Marketable debt securities	3,373	3,830	(457)	(11.9)	4,086
Due to central banks and credit institutions	25,038	25,360	(322)	(1.3)	11,741
Financial liabilities at amortized cost	1,039,343	961,053	78,290	8.1	880,115
Due to central banks and credit institutions	148,079	122,437	25,642	20.9	92,390
Customer deposits	647,578	608,956	38,622	6.3	572,853
Marketable debt securities	201,656	193,059	8,597	4.5	182,234
Subordinated debt	21,153	17,132	4,021	23.5	16,139
Other financial liabilities	20,877	19,468	1,409	7.2	16,499
Insurance liabilities	627	713	(86)	(12.0)	1,430
Provisions	14,494	15,376	(882)	(5.7)	14,599
Other liability accounts	27,057	27,331	(274)	(1.0)	20,680

Total liabilities	1,241,507	1,176,581	64,926	5.5	1,053,830

Shareholders’ equity	102,402	91,664	10,738	11.7	84,479
Capital stock	7,217	6,292	925	14.7	5,667
Reserves	90,765	80,026	10,739	13.4	75,044
Attributable profit to the Group	5,966	5,816	150	2.6	4,175
Less: dividends	(1,546)	(471)	(1,075)	228.4	(406)
Equity adjustments by valuation	(14,362)	(10,858)	(3,504)	32.3	(14,153)
Minority interests	10,713	8,909	1,804	20.3	9,972

Total equity	98,753	89,714	9,039	10.1	80,298

Total liabilities and equity	1,340,260	1,266,296	73,964	5.8	1,134,128

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Grupo Santander. Balance sheet

•	Growth in loans (+6%) and customer funds (7%) driven by business activity and greater customer loyalty.

•	Loans increased in nine of the ten core countries, both to individual customers and companies.

•	Funds rose in all countries, backed by the strategy to grow demand deposits and mutual funds.

•	In capital, surplus at the end of the year of 280 b.p. in CET1 over the minimum required by the European Central Bank for 2016.

•	The fully-loaded CET1 was 10.05%, the goal foreseen by the end of 2015.

•	The fully-loaded leverage ratio was 4.7%.

Total managed and marketed funds at the end of 2015 amounted to €1,506,520 million, of which €1,340,260 million were on-balance sheet and the rest mutual and pension funds and managed portfolios.

In the Group as a whole, the impact of exchange rates on the evolution of loans was zero, and just one negative percentage point on customer funds. However, the impact was more significant by units: US (+13 p.p.), UK (+6 p.p.), Chile (-5 p.p.), Mexico (-6 p.p.), Brazil (-28 p.p.) and Argentina (-42 p.p.).

There was a slight positive perimeter effect on loans in year-on-year terms, in the consumer credit area (mainly due to the agreement with Banque PSA Finance) and the incorporation in the last part of December, the assets and liabilities acquired from Banco Internacional do Funchal (Banif) in Portugal.

Gross customer lending (excluding repos)

The Group’s gross lending (excluding repos) increased 6% eliminating the exchange rate impact. Detailed by country and in constant euros:

•	The main rises were at Santander Consumer Finance (+21%, aided by the change in perimeter), Latin America (Brazil: +9%; Mexico: +19%; Chile: +11%) and Poland (+11%). Growth in Portugal was 26% (-1% on a like-for-like basis).

•	The rise in the US was 7%, with growth at both Santander Bank and Santander Consumer USA, and in the UK (+5%). Of note in the latter was the good evolution of companies, where we grew at a faster rate than the market, and the increase in mortgages.

■ Customer loans

€ Million

			Variation
	2015	2014	amount	%	2013
Spanish Public sector	13,993	17,465	(3,472)	(19.9)	13,374
Other residents	153,863	154,905	(1,042)	(0.7)	160,478
Commercial bills	9,037	7,293	1,744	23.9	7,301
Secured loans	92,478	96,426	(3,947)	(4.1)	96,420
Other loans	52,348	51,187	1,161	2.3	56,757
Non-resident sector	649,509	589,557	59,952	10.2	537,587
Secured loans	409,136	369,266	39,870	10.8	320,629
Other loans	240,373	220,291	20,082	9.1	216,958
Gross customer loans	817,366	761,928	55,438	7.3	711,439
Loan-loss allowances	26,517	27,217	(700)	(2.6)	26,749
Net customer loans	790,848	734,711	56,137	7.6	684,690
Pro memoria: Doubtful loans	36,133	40,424	(4,292)	(10.6)	41,088
Public sector	145	167	(22)	(13.2)	99
Other residents	16,301	19,951	(3,650)	(18.3)	21,763
Non-resident sector	19,686	20,306	(620)	(3.1)	19,226

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•	Spain declined 3% in an environment of strong competition in prices and where the double-digit growth in new lending was still below the pace of maturities. SMEs and companies rose 1%.

•	As for Real Estate Activity in Spain, net lending was down 33%, as a result of continuing the deleveraging strategy of recent years.

Credit risk

Net NPL entries in 2015 amounted to €7,705 million after eliminating the perimeter and exchange-rate effects (-20% year-on-year), mainly due to Spain.

Non-performing loans ended the year at €37,094 million, 11% lower (-9% excluding the forex impact). This balance brought the Group’s NPL ratio to 4.36%, 83 b.p. lower than in 2014 and on a downward path every quarter of 2015.

Loan-loss allowances amounted to EUR 27,121 million, which provided coverage of 73% (+6 p.p.). In order to properly view this figure, one has to take into account that the UK and Spain ratios are affected by the weight of mortgage balances, which require fewer provisions as these loans have guarantees.

The improved credit quality is reflected in the reduction in loan-loss provisions (-4% over 2014) and in the consequent improvement of the cost of credit, which dropped from 1.43% at the end of 2014 to 1.25%. Excluding Santander Consumer USA, which because of the nature of its business has a high level of provisions and recoveries, the cost of credit was below 1% at the end of 2015 (0.90% compared to 1.15% in 2014).

Credit quality ratios performed well in almost all countries and reflected the appropriate risk management policy, which we are strengthening with the launch of the Advanced Risk Management (ARM) programme and boosting the risk culture throughout the Group under a common identity, risk-pro.

More information on credit risk, the control and monitoring systems and the internal risk models for calculating provisions can be found in the specific section of the Risk Management Report in this Annual Report.

■ Credit risk management*

€ Million

			Variation
	2015	2014	amount	%	2013
Non-performing loans	37,094	41,709	(4,615)	(11.1)	42,420
NPL ratio (%)	4.36	5.19	(0.83)		5.61
Loan-loss allowances	27,121	28,046	(925)	(3.3)	27,526
Specific	17,707	21,784	(4,077)	(18.7)	22,433
Collective	9,414	6,262	3,152	50.3	5,093
Coverage ratio (%)	73.1	67.2	5.9		64.9
Cost of credit (%) **	1.25	1.43	(0.18)		1.69

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

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Managed and marketed customer funds

Total managed funds (deposits excluding repos and mutual funds) rose 6%. At constant exchange rates, customer deposits without repos increased 6% and mutual funds 14%. The combined increase was 7%.

All countries were the Group is present, increased their balance in customer funds, excluding the forex impact, as follows:

•	Growth of 12% in Brazil, of or around 10% in the US, Mexico and Chile, while the UK rose 6%, Portugal 5% (excluding the perimeter impact) and Poland 4%.

•	Spain increased 1%, more in line with the lending growth rates already mentioned.

The strategy to grow in demand deposits and mutual funds, with almost all countries increasing in both items, and reduce time deposits continued.

■ Managed and marketed customer funds

    € Million

			Variation
	2015	2014	amount	%	2013
Resident public sector	11,737	9,349	2,388	25.5	7,745
Other residents	157,611	163,340	(5,729)	(3.5)	161,649
Demand deposits	108,410	88,312	20,098	22.8	74,969
Time deposits	47,297	67,495	(20,198)	(29.9)	80,146
Other	1,904	7,532	(5,629)	(74.7)	6,535
Non-resident sector	513,775	474,939	38,836	8.2	438,442
Demand deposits	313,175	273,889	39,286	14.3	230,715
Time deposits	146,317	151,113	(4,796)	(3.2)	161,300
Other	54,283	49,937	4,346	8.7	46,427
Customer deposits	683,122	647,628	35,495	5.5	607,836
Debt securities	205,029	196,890	8,139	4.1	186,321
Subordinated debt	21,153	17,132	4,021	23.5	16,139
On-balance-sheet customer funds	909,304	861,649	47,655	5.5	810,296
Mutual funds	129,077	124,708	4,369	3.5	103,967
Pension funds	11,376	11,481	(105)	(0.9)	10,879
Managed portfolios	25,808	25,599	209	0.8	21,068
Other managed and marketed customer funds	166,260	161,788	4,473	2.8	135,914
Managed and marketed customer funds	1,075,565	1,023,437	52,128	5.1	946,210

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Consolidated financial information

As well capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In 2015, various Group units carried out:

•	Medium and long-term senior debt issues amounting to €36,986 million, subordinated debt issue of €4,217 million and covered bonds of €3,657 million.

•	Securitizations placed in the market (€14,379 million).

Maturities of medium and long-term debt amounted to €36,462 million.

The loan-to-deposit ratio was 116% and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 114%, underscoring the comfortable funding structure.

Other items of the balance sheet

The balance of financial assets available for sale stood at €122,036 million at the end of 2015, €6,785 million more than in 2014 (+6%), due mainly to Spain, US and Mexico.

Held-to-maturity investments was €4,355 million, all of which was generated in 2015 due to the revision of those portfolios included in financial assets available for sale whose economic logic recommended their re-classification to held-to-maturity investments.

Total goodwill was €26,960 million, €588 million less than in 2014, as the increase due to the change in perimeter was fully offset by the evolution of the Brazilian real against the euro.

Lastly, tangible and intangible assets amounted to €27,790 million, €1,681 million more than December 2014. Increase mainly in the US due to the exchange rate and to assets associated with leasing business.

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Consolidated financial information

Shareholders’ equity and solvency ratios

Total shareholders’ funds amounted to €88,040 million (+9%). The rise was due to January’s €7,500 million capital increase and retained earnings, which was partly reduced by the negative evolution of equity valuation adjustments.

■ Eligible capital (Phase-in)

    € Million

	2015	2014
CET1	73,478	71,598
Basic capital	73,478	71,598
Eligible capital	84,346	77,854
Risk-weighted assets	585,609	585,243
CET1 capital ratio	12.55	12.23
T1 capital ratio	12.55	12.23
BIS ratio	14.40	13.30

In regulatory terms, phase-in eligible equity was €84,346 million, which gave a total capital ratio of 14.40% and a common equity Tier 1 (CET1) ratio of 12.55%. This ratio was 280 b.p. above the 9.75% minimum that the European Central Bank (under its Supervisory Review and Evaluation Process) established for Grupo Santander in 2016 on a consolidated basis (including the 0.25% derived from being a global systemically important bank).

■ Eligible capital (fully loaded)*

    € Million

	2015	2014	Variation amount	%
Capital stock and reserves	98,193	93,748	4,445	4.7
Attributable profit	5,966	5,816	150	2.6
Dividends	(2,268)	(1,014)	(1,254)	123.7
Other retained earnings	(15,448)	(11,468)	(3,980)	34.7
Minority interests	6,148	4,131	2,017	48.8
Goodwill and intangible assets	(28,254)	(29,164)	910	(3.1)
Treasury stock and other deductions	(5,633)	(5,767)	134	(2.3)
Core CET1	58,705	56,282	2,423	4.3
Preferred shares and other eligibles T1	5,504	4,728	776	16.4
Tier 1	64,209	61,010	3,199	5.2
Generic funds and eligible T2 instruments	11,996	7,561	4,435	58.7
Eligible capital	76,205	68,571	7,634	11.1
Risk-weighted assets	583,893	583,366	527	0.1
CET1 capital ratio	10.05	9.65	0.40
T1 capital ratio	11.00	10.46	0.54
BIS ratio	13.05	11.75	1.30

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

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Consolidated financial information

In fully-loaded terms, the CET1 at the end of 2015 was 10.05%, the goal set at the start of the year and an increase of 40 b.p. in the year (excluding the capital increase). The rise was 50 b.p. before non-recurring net capital gains and provisions.

The fully-loaded total capital ratio was 13.05% (+130 b.p. in the year), as to the rise in the CET1 was added the favourable impact from the eligibility of the hybrid issues made.

Qualitatively speaking, the Group has solid and appropriate ratios for its business model, balance sheet structure and risk profile.

The fully-loaded leverage ratio (as established by regulation 2015/621) was 4.7%.

Rating agencies

The Group’s access to the wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings of rating agencies.

Rating agencies regularly review the Group’s ratings. The rating depends on a series of internal (solvency, business model, capacity to generate results) and external factors related to the general economic environment, the banking sector’s situation and the sovereign risk of the countries in which the Bank operates.

During 2015:

•	Moody’s upgraded its rating of Santander’s long-term senior debt from Baa1 to A3, and changed the outlook from stable to positive.

•	Standard & Poor’s upgraded its rating of long-term senior debt from BBB+ to A-.

	Long term	Short term	Outlook
DBRS	A	R1 (low)	Stable
Fitch Ratings	A-	F2	Stable
GBB Rating	AA-		Stable
Moody’s	A3	P-2	Positive
Standard & Poor´s	A-	A-2	Stable
Scope	A+	S-1	Stable

•	Scope also upgraded its rating of long-term senior debt from A to A+.

•	GBB upgraded its rating from A+ to AA- with stable outlook.

•	DBRS confirmed its ratings with stable outlook.

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Information by business

Description of the business

Some changes were made in the third quarter of 2015 to the criteria applied and to the composition of some units, in order to enhance the Group’s transparency, facilitate the analysis of some business units and place value on the activity developed by the Corporation. The criteria changes are:

•	In Spain, internal transfer rates (ITR) individualised by transaction were applied to calculate the financial margin, so that the balance sheet was matched in terms of interest rate risk. The counterpart of these results was the Corporate Centre. Following this change, Spain is homogenised with the rest of the Group’s countries and units, and all the results of financial management of the balance sheet, including the aforementioned interest rate risk, are reported in this unit.

•	The cost of AT1 issued by Brazil and Mexico to replace CET1 was assumed by the Corporate Centre as they were operations to optimise capital in these units. This cost is now recorded by each country.

•	The scope of costs charged to units from the Corporate Centre is widened, in accordance with the new structure.

In addition, the Spain Real Estate Activity unit is created, which groups together the former unit of Run-off Real Estate Activity in Spain and other real estate assets, such as the stake in Metrovacesa and those of the former real estate fund previously included in the Corporate Centre.

The Latin America and the US areas were also changed. The units of Banco Santander International and the New York branch, which were in the Latin America area, are now included in the US.

The results of 2014 and those of the first half of 2015 of the business units and of the Corporate Centre have been re-stated in accordance with the new criteria. This mainly affects net interest income, gains on financial transactions and operating expenses.

All these changes do not affect the figures of the consolidated Group, which were unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels

Geographic businesses. The activity of the Group’s operating units is segmented by geographic areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The individual financial statements of Brazil, Mexico and Chile are provided.

•	United States Includes the holding (SHUSA), the businesses of Santander Bank, Santander Consumer USA and Banco Santander Puerto Rico, the specialised unit of Banco Santander International and the New York branch.

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Information by business

Global businesses. The activity of the operating units is distributed by type of business among Retail Banking, Santander Global Corporate Banking and Spain Real Estate Activity unit.

•	Retail Banking. This covers all customer banking businesses, including those of consumer, but not those of corporate banking which are managed via Santander Global Corporate Banking. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of

Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

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Business information by geography

■ Net operating income			Variation
€ Million	2015	2014	amount	%	% w/o FX
Continental Europe	6,093	6,059	34	0.6	0.5
o/w: Spain	2,646	3,140	(493)	(15.7)	(15.7)
Santander Consumer Finance	2,192	1,756	436	24.8	24.8
Poland	683	791	(108)	(13.7)	(13.7)
Portugal	522	459	63	13.7	13.7
United Kingdom	3,025	2,622	403	15.4	3.9
Latin America	10,851	10,706	144	1.3	10.6
o/w: Brazil	6,689	6,937	(248)	(3.6)	12.7
Mexico	1,947	1,736	211	12.2	11.7
Chile	1,332	1,327	5	0.4	(4.0)
USA	4,774	3,740	1,035	27.7	6.7
Operating areas	24,744	23,128	1,616	7.0	6.4
Corporate Centre	(1,042)	(554)	(488)	88.2	88.2

Total Group	23,702	22,574	1,128	5.0	4.4

■ Attributable profit to the Group			Variation
€ Million	2015	2014	amount	%	% w/o FX
Continental Europe	2,218	1,648	570	34.6	34.1
o/w: Spain	977	827	150	18.2	18.2
Santander Consumer Finance	938	795	143	18.0	18.0
Poland	300	355	(55)	(15.4)	(15.4)
Portugal	300	184	116	62.8	62.8
United Kingdom	1,971	1,556	415	26.6	14.0
Latin America	3,193	2,902	291	10.0	16.6
o/w: Brazil	1,631	1,437	194	13.5	32.7
Mexico	629	606	22	3.7	3.2
Chile	455	498	(43)	(8.6)	(12.5)
USA	678	861	(183)	(21.3)	(34.2)
Operating areas	8,059	6,967	1,093	15.7	12.7
Corporate Centre*	(1,493)	(1,151)	(342)	29.8	29.8

Total Group	6,566	5,816	750	12.9	10.1

Net capital gains and provisions	(600)	—	(600)	—	—

Total Group	5,966	5,816	150	2.6	0.1

(*).- Excluding net capital gains and provisions

■ Customer loans excluding repos			Variation
€ Million	2015	2014	amount	%	% w/o FX
Continental Europe	298,719	283,687	15,032	5.3	5.3
o/w: Spain	157,161	162,377	(5,215)	(3.2)	(3.2)
Santander Consumer Finance	76,561	63,509	13,051	20.6	21.7
Poland	19,805	17,807	1,998	11.2	11.0
Portugal	30,564	24,342	6,222	25.6	25.6
United Kingdom	277,718	250,094	27,624	11.0	4.6
Latin America	137,331	145,863	(8,533)	(5.8)	13.3
o/w: Brazil	63,636	78,471	(14,835)	(18.9)	8.6
Mexico	29,739	26,509	3,229	12.2	18.8
Chile	33,309	31,505	1,804	5.7	11.0
USA	88,412	73,867	14,545	19.7	7.3
Operating areas	802,181	753,512	48,669	6.5	6.6

Total Group	805,395	757,934	47,461	6.3	6.4

■ Funds (deposits excluding repos + mutual funds)			Variation
€ Million	2015	2014	amount	%	% w/o FX
Continental Europe	312,482	300,434	12,047	4.0	4.0
o/w: Spain	219,263	217,113	2,150	1.0	1.0
Santander Consumer Finance	32,597	30,849	1,748	5.7	6.2
Poland	24,421	23,537	884	3.8	3.5
Portugal	30,684	25,292	5,393	21.3	21.3
United Kingdom	231,960	206,025	25,935	12.6	6.1
Latin America	158,322	168,991	(10,669)	(6.3)	13.2
o/w: Brazil	76,751	91,713	(14,962)	(16.3)	12.0
Mexico	37,499	36,292	1,207	3.3	9.4
Chile	29,680	28,695	984	3.4	8.5
USA	66,870	54,632	12,238	22.4	9.8
Operating areas	769,634	730,083	39,551	5.4	6.9

Total Group	774,819	730,918	43,902	6.0	7.5

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Business information by geography

■ Continental Europe

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	8,006	7,517	489	6.5	6.6
Net fee income	3,417	3,500	(83)	(2.4)	(2.7)
Gains (losses) on financial transactions	1,186	1,220	(34)	(2.8)	(2.8)
Other operating income*	220	267	(46)	(17.3)	(17.7)
Gross income	12,830	12,504	326	2.6	2.5
Operating expenses	(6,736)	(6,444)	(292)	4.5	4.4
General administrative expenses	(6,274)	(5,972)	(302)	5.1	4.9
Personnel	(3,223)	(3,113)	(110)	3.5	3.3
Other general administrative expenses	(3,051)	(2,859)	(192)	6.7	6.7
Depreciation and amortisation	(463)	(472)	10	(2.0)	(2.1)
Net operating income	6,093	6,059	34	0.6	0.5
Net loan-loss provisions	(1,975)	(2,880)	905	(31.4)	(31.3)
Other income	(753)	(693)	(59)	8.6	8.5
Profit before taxes	3,366	2,486	880	35.4	35.0
Tax on profit	(887)	(639)	(248)	38.9	38.8
Profit from continuing operations	2,479	1,847	631	34.2	33.7
Net profit from discontinued operations	—	(26)	26	(100.0)	(100.0)
Consolidated profit	2,479	1,821	658	36.1	35.6
Minority interests	261	173	87	50.4	50.3
Attributable profit to the Group	2,218	1,648	570	34.6	34.1

Balance sheet
Customer loans**	287,252	268,735	18,517	6.9	6.9
Trading portfolio (w/o loans)	60,151	65,863	(5,712)	(8.7)	(8.7)
Available-for-sale financial assets	60,913	56,845	4,068	7.2	7.1
Due from credit institutions**	81,867	66,602	15,265	22.9	22.5
Intangible assets and property and equipment	11,798	11,796	2	0.0	(0.6)
Other assets	36,664	26,757	9,906	37.0	36.9

Total assets/liabilities & shareholders’ equity	538,645	496,598	42,047	8.5	8.4

Customer deposits**	263,462	256,909	6,552	2.6	2.5
Marketable debt securities**	50,934	54,431	(3,497)	(6.4)	(6.1)
Subordinated debt**	170	409	(240)	(58.5)	(58.6)
Insurance liabilities	626	713	(87)	(12.2)	(12.2)
Due to credit institutions**	132,688	90,305	42,382	46.9	46.4
Other liabilities	58,251	64,304	(6,053)	(9.4)	(9.4)
Stockholders’ equity ***	32,515	29,526	2,989	10.1	9.6
Other managed and marketed customer funds	71,389	66,825	4,563	6.8	6.5
Mutual and pension funds	62,669	58,417	4,252	7.3	7.3
Managed portfolios	8,720	8,408	312	3.7	1.6
Managed and marketed customer funds	385,954	378,575	7,379	1.9	1.9

Ratios (%) and operating means
ROE	7.13	5.82	1.31
Efficiency ratio (with amortisations)	52.5	51.5	1.0
NPL ratio	7.27	8.88	(1.61)
Coverage ratio	64.2	57.2	7.0
Number of employees	58,049	56,645	1,404	2.5
Number of branches	5,548	5,482	66	1.2

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Business information by geography

Continental Europe

2015 Highlights

•	Growth gathered pace during the year, although it was still moderate and varied from country to country.

•	Santander’s activity grew in all countries where it operates due to the strategy of greater customer loyalty, supporting companies and the transactions of Santander Consumer Finance and Portugal.

•	Attributable profit rose 34%, spurred by Santander Consumer Finance, Spain and Portugal.

Economic environment

Euro zone growth as a whole accelerated, but varied from country to country. Spain was one of the countries that expanded the most.

Inflation was around 0% in the zone, resulting in the European Central Bank continuing its expansive monetary policy: interest rates at historic lows and quantitative easing.

Activity

Business continued to be moderate, with some countries still deleveraging. There were some signs, however, of greater activity, particularly in new lending.

Of note was the agreement between Santander Consumer Finance and PSA Finance for joint ventures in some countries, as well as the acquisition of Banco Internacional do Funchal (Banif) in Portugal, which positioned us as the second largest private sector bank in the country.

Under the Group’s strategic focus, loyal and digital customers continued to increase, spurred in many cases by the 1|2|3 World for individuals, as well as the launch of Advance for companies.

Lending increased 5% and funds 4% (+10% in demand deposits and mutual funds).

Results

Attributable profit was 34% higher at €2,218 million, driven by Santander Consumer Finance, Spain and Portugal.

This improvement was largely due to the 31% drop in loan-loss provisions, something seen in all units and which reflects the improvement in NPL ratios and the cost of credit.

Strict control of costs (-0.4% on a like-for-like basis) was another positive factor.

Lastly, moderate growth in gross income (+3%) in an environment of tough competition that impacted credit spreads, interest rates at historic lows and higher charges related to deposit guarantee fund and resolution fund.

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■ Spain

    € Million

			Variation
	2015	2014	amount	%
Income statement
Net interest income	3,430	3,627	(197)	(5.4)
Net fee income	1,688	1,793	(105)	(5.9)
Gains (losses) on financial transactions	784	1,034	(250)	(24.2)
Other operating income*	178	182	(3)	(1.9)
Gross income	6,080	6,636	(556)	(8.4)
Operating expenses	(3,434)	(3,496)	63	(1.8)
General administrative expenses	(3,244)	(3,319)	75	(2.3)
Personnel	(1,670)	(1,761)	90	(5.1)
Other general administrative expenses	(1,573)	(1,558)	(15)	1.0
Depreciation and amortisation	(190)	(177)	(13)	7.1
Net operating income	2,646	3,140	(493)	(15.7)
Net loan-loss provisions	(992)	(1,745)	754	(43.2)
Other income	(263)	(212)	(51)	24.0
Profit before taxes	1,392	1,183	209	17.7
Tax on profit	(393)	(350)	(44)	12.5
Profit from continuing operations	999	833	166	19.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	999	833	166	19.9
Minority interests	22	6	16	244.3
Attributable profit to the Group	977	827	150	18.2

Balance sheet
Customer loans**	155,204	157,047	(1,843)	(1.2)
Trading portfolio (w/o loans)	57,401	62,470	(5,069)	(8.1)
Available-for-sale financial assets	44,057	42,337	1,719	4.1
Due from credit institutions**	56,680	48,838	7,842	16.1
Intangible assets and property and equipment	2,874	3,423	(549)	(16.0)
Other assets	10,822	9,541	1,281	13.4

Total assets/liabilities & shareholders’ equity	327,039	323,657	3,381	1.0

Customer deposits**	174,828	178,446	(3,618)	(2.0)
Marketable debt securities**	22,265	35,700	(13,435)	(37.6)
Subordinated debt**	(0)	6	(6)	—
Insurance liabilities	536	539	(2)	(0.5)
Due to credit institutions**	68,995	42,585	26,409	62.0
Other liabilities	47,502	54,911	(7,409)	(13.5)
Stockholders’ equity ***	12,913	11,470	1,442	12.6
Other managed and marketed customer funds	63,931	58,554	5,377	9.2
Mutual and pension funds	57,017	52,605	4,412	8.4
Managed portfolios	6,914	5,949	965	16.2
Managed and marketed customer funds	261,024	272,706	(11,683)	(4.3)

Ratios (%) and operating means
ROE	8.14	7.41	0.74
Efficiency ratio (with amortisations)	56.5	52.7	3.8
NPL ratio	6.53	7.38	(0.85)
Coverage ratio	48.1	45.5	2.6
Number of employees	24,216	24,840	(624)	(2.5)
Number of branches	3,467	3,511	(44)	(1.3)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Business information by geography

Spain

2015 Highlights

•	Long-term customer loyalty strategy via the 1/2/3 Account: 860,000 accounts opened since it was launched.

•	Substantial improvement in customer satisfaction, according to an independent report.

•	We continued to support the financing of companies and individuals (+9% and +27%, respectively, in loans).

•	Attributable profit of €977 million, 18% more than in 2014, spurred by a significant improvement in provisions and the good performance in costs.

Economic environment

The economy grew 3.2%, higher than the euro zone average.

The main engine of growth was domestic demand, but exports also played a key role and partially offset the rise in imports. The unemployment rate came down to around 21%.

This cycle is showing some features that point to sustained growth: on the one hand, the jobless rate is falling while the current account surplus is improving and, on the other, the gains in competitiveness persist. The budget deficit is lower and the public debt/GDP ratio has almost stabilized.

Strategy

In this environment, Santander Spain is well positioned to accelerate its growth and build long-term relations with customers, as well as foster business with SMEs and companies, and maintain leadership in large companies.

Santander Spain wants to lead a new way of doing banking, based on a strategy of five pillars:

1. Build long term relationships with our customers.

•	We launched the 1|2|3 Account, a new concept that rewards loyalty and intensifies the relationship with the Bank, where customers can became shareholders.

•	At the end of the year, there were more than 860,000 individual and SME accounts, 237,000 of whom were switchers, and increased loyalty. We also focused on the value-added segments (Select and private banking), taking advantage of our specialised model and retail network density.

2. Be the reference bank for companies. We continued to support the financing of companies (+9% growth in loans). Some steps taken during 2015 were:

•	Creation of a segmented management model, divided into SMEs, large companies, institutions and global corporate banking (GCB), which enables us to adjust the value proposition to customers’ needs.

•	Launch of the 1|2|3 Account for SMEs and businesses in order to lead this market.

•	Our retail network became more specialised in this segment and we improved the range of high value-added products (international business, factoring, confirming, brokerage, leasing and renting).

•	We remained the leader in global corporate banking (market share of more than 20%), participating in almost all the stock market listings in 2015.

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3. Achieving excellence in the quality of service.

•	According to the independent Stiga report, there was a substantial improvement in customer satisfaction and all the customer-focused processes are being reviewed.

•	We began to transform the branch network into a new model and boost the digital transformation, a key area of our strategy. Of note was the launch of an app for the Apple Watch, the app for digitalizing ID cards and the marketing of more than 25% of consumer loans by remote channels. The number of digital customers increased 24% in the year.

4. Develop an advanced risk management system to improve the integral vision of risk based on the customer.

5. Generate sustainable profitability based on stable results thanks to the model of “payment by value”and the monetization of our long-term strategy with customers.

The corporate governance model was also strengthened in 2015, with the creation of the Santander Spain Board whose governance structure is the same as that of the subsidiaries in the rest of the Group’s countries.

Activity

Lending to SMEs and micro companies amounted to €13,148 million (+18%) and the pace of growth of new loans to individuals (+27%) was maintained, while that to large companies was virtually stable. This was still not reflected in the stock (-3% over 2014) because of lower loans to institutions and maturity of mortgages. SMEs, on the other hand, rose 1%.

Funds increased 1%, with demand deposits up 9% and mutual funds 11% and time deposits down 20%.

The cost of deposits was 0.59% in 2015, down from 1.02% a year ago, following the launch of the 1|2|3 Account, and remained constant for the last few quarters.

Results

Attributable profit was 18% higher at €977 million, backed by the good performance of provisions and operational excellence.

•	Gross income declined 8% in an environment of interest rates at historic lows and strong competition in loans, a regulatory environment that hit fee income. Also, reduced revenue from financial activity and higher charges for the Deposit Guarantee Fund and resolution fund.

•	Operating expenses declined 2%, thanks to the synergies achieved in the optimization plans.

•	Loan-loss provisions were 43% lower than in 2014, as the process of normalization in a more favourable economic cycle continued. The NPL ratio was 6.53% (-85 b.p.). The coverage ratio was 3 p.p. higher at 48%.

•	The cost of credit fell from 1.06% in 2014 to 0.62%, keeping up its good trend.

Strategy in 2016

•	Continue the strategy of forging long-term customer relations, with the goal of 2 million 1|2|3 accounts by the end of the year.

•	Improve customer satisfaction and be one of the Top 3 in this sphere.

•	Increase our market share in SMEs and companies via the 1|2|3 SMEs Account and enhance the range of value-added products.

•	Continue to reduce the cost of credit.

•	Make further progress in the digital transformation process.

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■ Santander Consumer Finance

    € Million

			Variation
	2015	2014	amount	%
Income statement
Net interest income	3,096	2,368	728	30.7
Net fee income	876	841	36	4.2
Gains (losses) on financial transactions	(11)	3	(14)	—
Other operating income*	4	12	(9)	(69.4)
Gross income	3,965	3,224	742	23.0
Operating expenses	(1,774)	(1,468)	(306)	20.8
General administrative expenses	(1,602)	(1,293)	(309)	23.9
Personnel	(746)	(588)	(158)	26.9
Other general administrative expenses	(855)	(705)	(151)	21.4
Depreciation and amortisation	(172)	(175)	3	(1.6)
Net operating income	2,192	1,756	436	24.8
Net loan-loss provisions	(537)	(544)	7	(1.2)
Other income	(152)	(37)	(115)	312.7
Profit before taxes	1,502	1,175	327	27.8
Tax on profit	(426)	(315)	(111)	35.2
Profit from continuing operations	1,076	860	216	25.1
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	1,076	834	242	29.0
Minority interests	137	39	99	254.4
Attributable profit to the Group	938	795	143	18.0

Balance sheet
Customer loans**	73,709	60,448	13,261	21.9
Trading portfolio (w/o loans)	94	87	7	8.2
Available-for-sale financial assets	3,654	988	2,666	269.8
Due from credit institutions**	4,252	5,476	(1,225)	(22.4)
Intangible assets and property and equipment	692	786	(94)	(12.0)
Other assets	6,133	3,734	2,399	64.3

Total assets/liabilities & shareholders’ equity	88,534	71,520	17,014	23.8

Customer deposits**	32,595	30,847	1,748	5.7
Marketable debt securities**	23,277	15,646	7,632	48.8
Subordinated debt**	70	66	4	5.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	20,314	14,266	6,048	42.4
Other liabilities	4,325	3,343	982	29.4
Stockholders’ equity ***	7,953	7,351	602	8.2
Other managed and marketed customer funds	7	7	0	1.6
Mutual and pension funds	7	7	0	1.6
Managed portfolios	—	—	—	—
Managed and marketed customer funds	55,950	46,566	9,383	20.2

Ratios (%) and operating means
ROE	12.03	11.05	0.99
Efficiency ratio (with amortisations)	44.7	45.5	(0.8)
NPL ratio	3.42	4.82	(1.40)
Coverage ratio	109.1	100.1	9.0
Number of employees	14,533	13,138	1,395	10.6
Number of branches	588	579	9	1.6

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Santander Consumer Finance

2015 Highlights

•	The agreement with PSA Finance and the integrations in Nordic countries strengthened SCF’s position in its markets and improved business diversification. It also increased the potential for future growth.

•	Higher new lending in the core countries: Spain, Germany and Nordic countries.

•	Attributable profit of €938 million, 18% more than in 2014.

•	Profit growth due to higher revenues as well as improved efficiency and cost of credit.

Economic environment

The main European markets where business is conducted grew at between 1.7% and 3.5% in 2015.

Santander Consumer Finance’s units in continental Europe carried out their business in an environment of fledgling recovery in both consumer business and new car sales (+9% year-on-year in the countries where we operate).

Strategy

SCF offers financing and services via 130,000 associated points of sales (car dealers and shops). It also has a significant number of agreements with car and motorcycle manufacturers and retail distribution groups.

In 2015, SCF continued to gain market share, backed by a business model that was strengthened during the crisis thanks to high geographic and product diversification, with leadership positions and critical mass in core markets, better efficiency than our competitors and a common risk control and recoveries system that keeps credit quality high.

The management focus centred on:

•	Integrating the businesses of GE Nordics acquired in the second half of 2014.

•	Developing agreements with Banque PSA Finance.

•	Fostering new loans and cross-selling in accordance with the situation of each market and backed by brand agreements.

•	Exploiting competitive advantages in the European consumer finance market.

The integration of GE Nordics was done in an optimum way and enabled us to increase the area’s weight of direct business, strengthening profitable and diversified growth.

The agreement with Banque PSA Finance began to be developed in 2015 and will consolidate our auto finance leadership. At the end of the year, transactions had been carried out in Spain, Portugal, UK, France and Switzerland. The latter two are new markets where SCF

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had no presence. These incorporations contributed around €11,500 million of loans, plus €3,700 million in the UK. The rest of countries (Germany, Italy, Holland, Belgium, Poland and Austria) will be integrated in 2016.

SCF also focused in 2015 on consumer business via pan European agreements and increased its presence in digital channels.

Activity

New lending increased 27% in 2015 favoured by the larger perimeter and strongly backed by direct credit and cards (+20%) and auto finance (+35%). Of note in the peripheral countries was the growth in new business in Spain (+32%) and the Nordic countries (+30% in constant currency). Germany grew 7%.

Of note on the funding side were stable customer deposits (around €32.000 million, mostly in Germany), something that distinguishes us from our competitors. The area is also increasing its recourse to wholesale funding in order to optimize its funding structure (€9,522 million issued in 2015, via senior issues and securitizations).

Deposits plus medium and long-term issues and securitisations placed in the market covered 70% of net lending.

Results

Attributable profit was €938 million, 18% more than in 2014 (+€143 million).

This growth benefited from the impact of incorporated units, which is reflected in gross income growing faster than costs and provisions.

Gross income rose 23% (net interest income up 31%), higher than costs (+21%), as a result of which the efficiency ratio improved to 44.7%, 0.8 percentage points less than in 2014.

Loan-loss provisions declined 1%, thanks to the exceptional performance of credit quality. The cost of credit dropped to 0.77% from 0.90% in 2014. The NPL ratio was 3.42% (-140 b.p.) and coverage 109% (+9 p.p.).

In short, an excellent performance of all the credit quality ratios.

The three largest profit makers were Germany (€393 million), Nordic countries (€234 million) and Spain (€169 million).

Strategy in 2016

•	Complete the integration of the Banque PSA Finance agreement, which covers 11 countries and a portfolio of more than €20,000 million.

•	Increase and maximize auto finance business through brand agreements, with greater penetration of markets and customer loyalty.

•	Step up consumer finance business, extending the agreements with the main dealers and strengthening the presence in digital channels.

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■ Poland

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	782	834	(52)	(6.2)	(6.3)
Net fee income	422	435	(13)	(3.0)	(3.0)
Gains (losses) on financial transactions	112	79	33	41.9	41.8
Other operating income*	(40)	28	(67)	—	—
Gross income	1,276	1,376	(99)	(7.2)	(7.3)
Operating expenses	(594)	(585)	(9)	1.5	1.5
General administrative expenses	(550)	(537)	(12)	2.3	2.2
Personnel	(324)	(310)	(14)	4.4	4.3
Other general administrative expenses	(226)	(227)	1	(0.6)	(0.6)
Depreciation and amortisation	(44)	(48)	3	(7.1)	(7.1)
Net operating income	683	791	(108)	(13.7)	(13.7)
Net loan-loss provisions	(167)	(186)	18	(9.7)	(9.8)
Other income	(4)	11	(15)	—	—
Profit before taxes	511	616	(105)	(17.0)	(17.1)
Tax on profit	(101)	(134)	33	(24.6)	(24.6)
Profit from continuing operations	410	482	(72)	(14.9)	(14.9)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	410	482	(72)	(14.9)	(14.9)
Minority interests	110	127	(17)	(13.5)	(13.6)
Attributable profit to the Group	300	355	(55)	(15.4)	(15.4)

Balance sheet
Customer loans**	18,977	16,976	2,002	11.8	11.5
Trading portfolio (w/o loans)	894	1,166	(272)	(23.3)	(23.5)
Available-for-sale financial assets	5,305	5,816	(510)	(8.8)	(9.0)
Due from credit institutions**	1,247	1,061	186	17.5	17.3
Intangible assets and property and equipment	260	236	24	10.1	9.9
Other assets	2,429	2,540	(111)	(4.4)	(4.6)

Total assets/liabilities & shareholders’ equity	29,112	27,794	1,318	4.7	4.5

Customer deposits**	21,460	20,144	1,316	6.5	6.3
Marketable debt securities**	398	230	168	73.1	72.7
Subordinated debt**	100	337	(237)	(70.3)	(70.4)
Insurance liabilities	—	77	(77)	(100.0)	(100.0)
Due to credit institutions**	1,152	1,264	(113)	(8.9)	(9.1)
Other liabilities	3,515	3,467	48	1.4	1.2
Stockholders’ equity ***	2,487	2,274	213	9.4	9.1
Other managed and marketed customer funds	3,209	3,515	(305)	(8.7)	(8.9)
Mutual and pension funds	3,106	3,430	(323)	(9.4)	(9.6)
Managed portfolios	103	85	18	21.1	20.8
Managed and marketed customer funds	25,168	24,226	942	3.9	3.7

Ratios (%) and operating means
ROE	12.53	16.04	(3.51)
Efficiency ratio (with amortisations)	46.5	42.5	4.0
NPL ratio	6.30	7.42	(1.12)
Coverage ratio	64.0	60.3	3.7
Number of employees	11,474	12,010	(536)	(4.5)
Number of branches	723	788	(65)	(8.2)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Poland (changes in local currency)

2015 Highlights

•	Santander continued to be the leader in cards, mobile and online banking. The strategy was focused on mortgages, SMEs, leasing and corporates.

•	In deposits, the strategy centred on managing spreads following the policy of strong growth in 2014.

•	Attributable profit of €300 million, 15% lower than in 2014, affected by lower interest rates and the extraordinary contribution to the Deposit Guarantee Fund.

•	These impacts were partly offset by the strategy of hedging interest rates, control of costs and improving the cost of credit.

Economic environment

The economy grew a little faster in 2015 (3.6% in 2015 compared to 3.4% for 2014). Activity was fuelled by domestic demand (private consumption and fixed investment) as well as exports.

The most positive element was the significant improvement in the labour market, with the fall in the unemployment rate to 7.1% in the third quarter (the lowest level since 2008).

Inflation was negative throughout the year (-1% on average in the first 11 months) although the underlying rate remained slightly positive. The very low inflation rate (far from the Bank of Poland’s central target of 2.5%) led the monetary policy committee to lower the benchmark rate in March to 1.5%.

The zloty ended the year against the euro at almost the same position as at the start. In the first part of 2015 the currency appreciated to PLN 4/€ and in the second it depreciated. Against the dollar, the zloty depreciated by 10%, pulled down by the euro depreciation against the dollar.

Strategy

Santander (BZ WBK) is Poland’s third largest bank by loans and deposits (market shares of 9.8% and 10.0%, respectively).

The bank won Euromoney’s Best Bank in Poland prize in the magazine’s awards for excellence. It continued the strategic Next

Generation Bank programme to develop at all levels. The main objective is to be the bank of first choice for customers.

We remain leaders in cards, mobile and online banking, marketing various products and initiatives that make us a reference in innovation and electronic security.

In September, we launched a payment card with HCE technology. The in-cloud card is available via the mobile app BZWBK24. This app is one of the best in Europe and has won various prizes in international rankings: first prize from Global Finance in the 2015 World’s Best Digital Bank Awards and second prize from Forrester Research. In Poland, it won first prize in the prestigious Newsweek ranking. More than 1.8 million customers use the BZWBK mobile app.

2015 was a good year for growth in retail bank loans. Of note was the evolution of mortgages and cash loans, and a record was set in new lending.

In companies, the focus remained on the SMEs segment, leasing and factoring. Various promotion campaigns were launched to facilitate credit and provide alternative forms of financing businesses development, including a strong focus on Polish exporters.

In Global Corporate Banking, which provides financial services to BZ WBK’s main customers and offers services to Santander’s global customers, the number of companies increased by close to 170, including 40 large groups with Polish capital.

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Activity

Net loans at the end of 2015 amounted to € 18,977 million and customer deposits € 21,460 million. The solid funding structure was underscored by a net loan-to-deposit ratio of 88%. Gross lending grew 11% and deposits 6%.

New mortgages increased 48% and total mortgages 11%. New cash loans surpassed €7,200 million (+17%). Meanwhile, the BZWBK24 line is gaining increasing importance (+14% in sales, compared to +10% in 2014).

The number of credit cards rose by 15,000 (+2%), while outstanding balances increased 19% and spending 17%.

Of note in companies were loans in factoring (+26% in balances) and decline in new lending (-13%), placing us with the third highest market share (13%). The performance in leasing was similar (+20% in balances and +25% in new business), improving the positioning in the market to the Top 3 Polish leasing companies.

Results

The attributable profit did not reflect the good business performance, largely due to the fall of interest rates and the extraordinary contribution to the deposit guarantee fund. Attributable profit was 15% lower than in 2014, at €300 million.

Gross income fell 7% because of the net effect of the following impacts:

•	Fall in net interest income and in fee income. The first was due to lower interest rates that particularly affected consumer business rates because of the maximum limit, set by the Lombard rate. The second was due to greater regulation that mainly affected card business.

•	Also impacted by the one-off charge to the Deposit Guarantee Fund, due to the collapse of SK Wolomin Bank.

This fall was partly offset by control of costs and provisions that were 10% lower (lending was higher). This was reflected in the NPL ratio of 6.30% (-112 b.p. over 2014).

Our Bank in Poland, on the basis of the latest available published figures, continued to have better quality results than its peers, backed by the success of the commercial strategy and the increase in productivity.

Strategy in 2016

•	Global objective to gain market share, improve credit quality and be the leader in profitability terms.

•	Continue the strategy to boost the loyalty of retail customers, with positive impact on revenues.

•	Keep on growing in companies through a renewed value proposition and enhancement of the quality of service, while improving the mix of risks in this segment.

•	Digital transformation throughout the distribution network in order to remain the leaders in digital channels.

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■ Portugal

    € Million

			Variation
	2015	2014	amount	%
Income statement
Net interest income	555	546	9	1.6
Net fee income	263	280	(17)	(6.0)
Gains (losses) on financial transactions	164	88	77	87.4
Other operating income*	33	42	(9)	(22.3)
Gross income	1,016	956	60	6.2
Operating expenses	(494)	(498)	3	(0.7)
General administrative expenses	(458)	(447)	(11)	2.5
Personnel	(291)	(290)	(1)	0.4
Other general administrative expenses	(167)	(158)	(10)	6.3
Depreciation and amortisation	(36)	(50)	14	(28.6)
Net operating income	522	459	63	13.7
Net loan-loss provisions	(72)	(124)	52	(42.1)
Other income	(31)	(99)	68	(68.4)
Profit before taxes	419	236	182	77.3
Tax on profit	(118)	(56)	(62)	111.6
Profit from continuing operations	301	181	120	66.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	301	181	120	66.7
Minority interests	1	(4)	5	—
Attributable profit to the Group	300	184	116	62.8

Balance sheet
Customer loans**	28,221	23,180	5,041	21.7
Trading portfolio (w/o loans)	1,678	2,082	(404)	(19.4)
Available-for-sale financial assets	6,799	7,011	(212)	(3.0)
Due from credit institutions**	2,465	2,163	302	14.0
Intangible assets and property and equipment	720	729	(9)	(1.2)
Other assets	9,684	6,450	3,234	50.1

Total assets/liabilities & shareholders’ equity	49,568	41,616	7,952	19.1

Customer deposits**	29,173	24,016	5,157	21.5
Marketable debt securities**	4,994	2,855	2,138	74.9
Subordinated debt**	(0)	0	(0)	—
Insurance liabilities	20	27	(8)	(28.6)
Due to credit institutions**	11,307	11,543	(235)	(2.0)
Other liabilities	1,351	787	564	71.7
Stockholders’ equity ***	2,724	2,388	336	14.1
Other managed and marketed customer funds	2,842	2,501	341	13.7
Mutual and pension funds	2,426	2,187	239	11.0
Managed portfolios	416	314	102	32.5
Managed and marketed customer funds	37,009	29,372	7,636	26.0

Ratios (%) and operating means
ROE	12.37	7.91	4.46
Efficiency ratio (with amortisations)	48.7	52.0	(3.4)
NPL ratio	7.46	8.89	(1.43)
Coverage ratio	99.0	51.8	47.2
Number of employees	6,568	5,448	1,120	20.6
Number of branches	752	594	158	26.6

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Portugal

2015 Highlights

•	Commercial actions to capture individual and corporate customers, reflected in the gain in market share.

•	Attributable profit rose 63% due to higher revenues, control of costs and reduced needs for provisions.

•	The acquisition of the assets and liabilities of Banco Internacional do Funchal (Banif) at the end of the year, strengthened the presence in the country and made Santander Totta the second largest private sector bank in Portugal.

Economic environment

The economy continued to recover in 2015. GDP growth accelerated from 0.9% in 2014 to an estimated 1.4%. The upturn benefited from the European Central Bank’s expansive monetary policy and its positive impact on spreads and the euro’s exchange rate. Economic fundamentals further improved, the unemployment rate has fallen over the last three years and the current account remained in surplus.

Domestic demand remained positive, with faster growth in consumption and investment. Exports also grew more strongly, maintaining the good performance of the last few years. But the rise in imports, due to the increase in domestic demand, made the contribution of net external demand to GDP growth negative.

Inflation was no longer negative in 2015 (average rate estimated at 0.3%).

Strategy

The strategy was very focused on managing interest rates for loans and deposits, gaining market share, particularly in companies, controlling non-performing loans and improving efficiency.

Among the main commercial actions was the launch of the 1|2|3 World in order to grow in the medium segment. Since its launch on 2 March, the number of 1|2|3 accounts reached more than 110,000, and it has played an important role in attracting and engaging customers.

The Bank uses Santander’s Advance programme, which has become a key tool, to attract new corporate customers. Since its launch at the end of 2014, shops and SMEs have opened some 12,000 accounts.

This strategy increased the number of loyal customers (+14% companies and +4% individuals). Digital customers grew 20% in the year.

As well as organic growth, on 21 December Banco de Portugal awarded most of the assets and liabilities of Banco Internacional de Funchal (Banif) to Santander Totta for €150 million. This operation underscored Santander’s commitment to development of the Portuguese economy and made us the second largest private sector bank in the country (market share gain of about 2.5 percentage points), with market shares of around 14% in loans and deposits.

The operation had virtually no impact on Grupo Santander’s capital and is slightly positive on profits as of the first year.

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Activity (excluding perimeter impact)

Excluding the entry of Banif, the pace of decline in total lending slowed in 2015 (-1% compared to -5% in 2014) and growth in loans to companies rose (+5%) compared to a fall in the market. Of note were the market shares in new lending to companies (15.3%) and in mortgages (17.9%).

Funds increased 5%, under the strategy of boosting demand deposits (+37%) and mutual funds (+18%), while time deposits fell 7%. The result was a further improvement in the cost of deposits.

The acquisition of Banif’s assets and liabilities boosted these increases in business (+€6,613 million in loans and +€4,430 million in deposits). A significant part of the loans acquired are in the segment of companies, where Santander Totta has a special interest.

Results

Attributable profit was €300 million, 63% more than in 2014, due to the good performance of the main income statement lines.

Gross income grew 6% (rise in net interest income and improved cost of funding) and gains on financial transactions increased (sale of public debt and of the stake in Banca Caixa Geral Totta Angola).

Operating expenses fell 1% due to the optimisation of the commercial network in accordance with the business environment.

Loan-loss provisions declined 42% because of reduced net NPL entries and the cost of credit improved from 0.50% in 2014 to 0.29% in 2015.

The NPL ratio was 7.46% and coverage 99% (8.89% and 52%, respectively, in 2014). In local criteria, the NPL and coverage ratios continued to be better than the system’s averages.

Strategy in 2016

•	Manage the integration of customers from Banif.

•	Continue to increase the number of loyal and digital customers.

•	Improve efficiency.

•	Maintain the normalisation process of the cost of funding and the cost of credit.

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■ United Kingdom

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	4,942	4,234	708	16.7	5.1
Net fee income	1,091	1,028	63	6.2	(4.4)
Gains (losses) on financial transactions	302	241	61	25.2	12.7
Other operating income*	47	37	9	24.3	11.9
Gross income	6,382	5,541	841	15.2	3.7
Operating expenses	(3,356)	(2,918)	(438)	15.0	3.5
General administrative expenses	(3,009)	(2,595)	(414)	16.0	4.4
Personnel	(1,592)	(1,558)	(35)	2.2	(8.0)
Other general administrative expenses	(1,417)	(1,037)	(379)	36.6	23.0
Depreciation and amortisation	(347)	(323)	(24)	7.4	(3.3)
Net operating income	3,025	2,622	403	15.4	3.9
Net loan-loss provisions	(107)	(332)	225	(67.7)	(70.9)
Other income	(354)	(318)	(36)	11.3	0.3
Profit before taxes	2,564	1,973	592	30.0	17.0
Tax on profit	(556)	(416)	(140)	33.5	20.2
Profit from continuing operations	2,008	1,556	452	29.1	16.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,008	1,556	452	29.1	16.2
Minority interests	37	—	37	—	—
Attributable profit to the Group	1,971	1,556	415	26.6	14.0

Balance sheet
Customer loans**	282,673	251,191	31,482	12.5	6.0
Trading portfolio (w/o loans)	40,138	39,360	778	2.0	(3.9)
Available-for-sale financial assets	12,279	11,197	1,082	9.7	3.3
Due from credit institutions**	15,459	14,093	1,366	9.7	3.4
Intangible assets and property and equipment	3,025	2,700	325	12.1	5.6
Other assets	29,581	35,695	(6,113)	(17.1)	(21.9)

Total assets/liabilities & shareholders’ equity	383,155	354,235	28,920	8.2	1.9

Customer deposits**	231,947	202,328	29,619	14.6	8.0
Marketable debt securities**	70,133	69,581	552	0.8	(5.0)
Subordinated debt**	4,127	5,376	(1,250)	(23.2)	(27.7)
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	23,610	26,720	(3,110)	(11.6)	(16.7)
Other liabilities	36,162	34,887	1,276	3.7	(2.3)
Stockholders’ equity ***	17,176	15,342	1,834	12.0	5.5
Other managed and marketed customer funds	9,703	9,667	36	0.4	(5.4)
Mutual and pension funds	9,564	9,524	40	0.4	(5.4)
Managed portfolios	139	143	(4)	(2.8)	(8.4)
Managed and marketed customer funds	315,910	286,953	28,957	10.1	3.7

Ratios (%) and operating means
ROE	11.50	11.07	0.43
Efficiency ratio (with amortisations)	52.6	52.7	(0.1)
NPL ratio	1.52	1.79	(0.27)
Coverage ratio	38.2	41.9	(3.7)
Number of employees	25,866	25,678	188	0.7
Number of branches	858	929	(71)	(7.6)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Business information by geography

United Kingdom (changes in sterling)

2015 Highlights

•	The 1I2I3 World customers continued to grow, transforming customer loyalty, activity levels and risk profile.

•	Strong flows in both retail and corporates, with growth in current accounts and mortgages as well as corporate lending.

•	Ongoing investment in business growth and in digital channels.

•	Attributable profit rose 14%, backed by higher net interest income and lower loan loss provisions.

Economic environment

The UK economy continued to grow at 2.2%, registering another year of steady growth. The main driver was domestic demand (particularly private consumption, robust labour market, improved consumer confidence and favourable financial conditions) and a recovery in investment.

The unemployment rate fell in the year to 5.2%, in part due to a large increase in self-employment. This pushed the number of people in employment to a record high.

Inflation was around 0%, mainly due to lower oil and commodity prices and the consolidation of sterling’s appreciation registered since mid-2013. Based on this, the Bank of England kept interest rates unchanged in 2015.

Strategy

There have been significant changes recently, in terms of regulation, tax and public policy as well as a significant advance in the use of technology in banking, especially mobile. The new entrants and existing competitors who have renewed focus on the UK market opportunities.

We continued to drive an evolution of our strategy to advance and extend the customer franchise. The strategic direction has been fine-tuned, to align with the economic, regulatory and market environment changes.

We are expanding the focus of our drive for increased customer loyalty and deeper relationships with retail as well as corporate businesses. 1I2I3 World customers increased to 4.6 million, up more than one million in the last 12 months and 96% of 1I2I3 current account customers having their primary bank account with us. Santander UK remained first choice for current account switchers since September 2013. One-in-four UK current accounts have moved to us since the introduction of the current account switch service.

In corporate business, 2015 saw the end of the investment in renewed capacity (opening of regional centres and increase in relationship managers). This addition, coupled with unique platforms and services such as Breakthrough, Santander Passport, Santander Trade and Santander Connect, will grow further loyalty of these customers in the future.

We have introduced a new strategic priority to focus on driving operational and digital excellence. In 2015 we launched several digital solutions that were well received by the market, such as Apple Pay, KiTTi, Spendlytics and the Go Smart programme. Focus was given to continue to attract digital customers, already at 3.7 million, +22% versus 2014.

We will continue to digitally transform the business through simplification to improve customer service and efficiency gains. Operation and technological advances will support the delivery of leading customer experience.

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All these measures have enabled significant improvement in customer satisfaction, both retail and corporate, placing Santander among the top of its peers on a 12M rolling basis.

We have also maintained focus on profitability and balance sheet strength and are well advanced in establishing a target ring-fencing structure to meet the distinct needs of the different segments of our retail, corporate and institutional customer base.

Activity

The success of the developed strategies was reflected in faster volume growth than in 2014. Lending increased 5% compared to December 2014, largely due to corporate lending (+10%), mortgages (+2%) and unsecured consumer and vehicle finance lending (+42%), which was impacted by the PSA Finance UK limited joint venture commencement in February 2015.

Support for UK businesses continued despite a contracting market for the majority of 2015, with lending to corporates up 10%. This performance is backed by the broader product suite and extended footprint now in place.

New gross mortgage lending was £26,500 million, including £4,500 million to first time buyers.

On the liabilities side, strong growth in customer deposits (+7% year-on-year) was driven by increased Retail Banking current account balances which have grown 29% over December 2014. Corporate customer deposits also rose by 18%.

Results

Attributable profit in the year of £1,430 million (+14%), was supported by strong business flows, net interest income growth and lower loan loss provisions.

Net interest income rose 5%, mainly driven by higher volumes. Net interest income / average customer assets (Banking NIM) remained broadly flat at 1.83% in 2015.

Operating expenses were tightly managed, despite investment in business growth, higher regulatory costs and the continued enhancements to our digital channels. These strategic investments underpin future efficiency improvements.

Loan-loss provisions fell 71%, with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a benign economic environment.

Strategy in 2016

•	On the assets side, commercial lending above the market and mortgage lending in line with market growth

•	On the liabilities side, continue to increase primacy through a differentiated proposition, leading technology and analytics, and a full service offering for UK companies.

•	Improvement in operational efficiency by optimising our simplified and innovative product range, digitalisation benefits, and the broader footprint that we now have in place.

•	Sustained good credit quality across all portfolios and a relentless focus on maintaining capital and balance sheet strength.

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Business information by geography

■ Latin America

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	13,752	13,620	132	1.0	10.3
Net fee income	4,452	4,372	81	1.8	11.2
Gains (losses) on financial transactions	517	484	32	6.7	6.5
Other operating income*	36	81	(46)	(56.2)	(45.0)
Gross income	18,757	18,557	200	1.1	10.2
Operating expenses	(7,906)	(7,851)	(55)	0.7	9.6
General administrative expenses	(7,230)	(7,130)	(100)	1.4	10.2
Personnel	(3,955)	(3,798)	(158)	4.1	13.1
Other general administrative expenses	(3,274)	(3,332)	58	(1.7)	6.9
Depreciation and amortisation	(676)	(720)	44	(6.2)	3.5
Net operating income	10,851	10,706	144	1.3	10.6
Net loan-loss provisions	(4,950)	(5,119)	170	(3.3)	7.1
Other income	(893)	(842)	(51)	6.0	22.7
Profit before taxes	5,008	4,745	263	5.5	12.3
Tax on profit	(1,219)	(1,053)	(166)	15.8	25.4
Profit from continuing operations	3,789	3,692	97	2.6	8.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	3,789	3,692	97	2.6	8.7
Minority interests	596	790	(194)	(24.5)	(20.3)
Attributable profit to the Group	3,193	2,902	291	10.0	16.6

Balance sheet
Customer loans**	133,138	139,955	(6,817)	(4.9)	14.3
Trading portfolio (w/o loans)	33,670	31,766	1,904	6.0	27.6
Available-for-sale financial assets	25,926	31,174	(5,248)	(16.8)	5.1
Due from credit institutions**	21,923	22,104	(180)	(0.8)	16.5
Intangible assets and property and equipment	3,522	3,912	(390)	(10.0)	14.4
Other assets	49,706	39,577	10,128	25.6	58.1

Total assets/liabilities & shareholders’ equity	267,885	268,487	(603)	(0.2)	21.3

Customer deposits**	122,413	131,826	(9,413)	(7.1)	11.8
Marketable debt securities**	33,172	31,920	1,252	3.9	28.3
Subordinated debt**	6,355	6,443	(87)	(1.4)	21.5
Insurance liabilities	1	—	1	—	—
Due to credit institutions**	42,393	35,978	6,415	17.8	45.3
Other liabilities	43,872	39,945	3,928	9.8	34.2
Stockholders’ equity ***	19,678	22,376	(2,698)	(12.1)	7.3
Other managed and marketed customer funds	65,690	69,567	(3,876)	(5.6)	17.9
Mutual and pension funds	61,096	64,627	(3,530)	(5.5)	18.2
Managed portfolios	4,594	4,940	(346)	(7.0)	13.8
Managed and marketed customer funds	227,631	239,755	(12,125)	(5.1)	15.9

Ratios (%) and operating means
ROE	14.70	14.33	0.37
Efficiency ratio (with amortisations)	42.1	42.3	(0.2)
NPL ratio	4.96	4.79	0.17
Coverage ratio	79.0	84.5	(5.5)
Number of employees	89,819	84,336	5,483	6.5
Number of branches	5,841	5,729	112	2.0

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

149

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Business information by geography

Latin America (changes in constant currency)

2015 Highlights

•	The region’s GDP shrank 0.4% in a complex international environment for emerging markets.

•	Santander continued to grow volumes in all markets and attain gains in market share in target products and segments.

•	Attributable profit, excluding the exchange-rate impact, was 17% higher and fuelled by Brazil’s good performance.

Economic environment

In a complex international environment, the economy was affected in 2015 by various external factors such as the outlook for US interest rate rises, the price of commodities and the slowing of the Chinese economy.

In general, the environment was not propitious for business, mainly due to the widespread depreciation of currencies and Brazil’s recession.

Activity

In this environment, the Group kept significant business growth rates. Lending and deposits rose 13%, with the focus on strategic segments for the Group.

The main focus was still on deepening customer relations, improving their experience and enhancing satisfaction.

The 1|2|3 World was launched in the core countries to capture and engage individual customers, as well as Advance to strengthen our positioning with companies.

All countries registered growth in customers. The region’s main countries grew 11% in loyal customers and 16% in digital ones.

Results

Attributable profit was €3,193 million, affected by exchange rates (+17% in constant euros and +10% in current euros).

Gross income increased 10% (without the forex impact), spurred by the strength of business which fed through to net interest income and fee income.

Operating expenses rose 10% due to salary agreements, in an environment of high inflation in countries such as Brazil, Argentina and Uruguay, dollar-indexed expenses and investments in the development of the retail network and digital channels. Growth was moderate when measured in real terms.

In 2015, we continued to change the mix of lending toward low risk premium products. As a result, provisions increased by only 7% (a slower pace of growth than lending).

[

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ANNUAL REPORT 2015
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Business information by geography

■ Brazil

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	8,320	8,849	(530)	(6.0)	9.9
Net fee income	2,643	2,831	(188)	(6.6)	9.1
Gains (losses) on financial transactions	42	82	(40)	(48.7)	(40.1)
Other operating income*	135	117	18	15.8	35.4
Gross income	11,140	11,879	(739)	(6.2)	9.6
Operating expenses	(4,452)	(4,942)	491	(9.9)	5.3
General administrative expenses	(4,040)	(4,437)	397	(8.9)	6.4
Personnel	(2,205)	(2,353)	148	(6.3)	9.5
Other general administrative expenses	(1,835)	(2,084)	249	(11.9)	2.9
Depreciation and amortisation	(411)	(505)	94	(18.5)	(4.8)
Net operating income	6,689	6,937	(248)	(3.6)	12.7
Net loan-loss provisions	(3,297)	(3,682)	385	(10.5)	4.7
Other income	(878)	(805)	(73)	9.1	27.5
Profit before taxes	2,513	2,449	64	2.6	19.9
Tax on profit	(689)	(644)	(45)	7.0	25.0
Profit from continuing operations	1,824	1,806	19	1.0	18.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,824	1,806	19	1.0	18.1
Minority interests	193	368	(175)	(47.5)	(38.7)
Attributable profit to the Group	1,631	1,437	194	13.5	32.7

Balance sheet
Customer loans**	60,238	74,373	(14,135)	(19.0)	8.4
Trading portfolio (w/o loans)	13,360	18,256	(4,896)	(26.8)	(2.0)
Available-for-sale financial assets	15,814	22,939	(7,125)	(31.1)	(7.7)
Due from credit institutions**	10,592	10,276	316	3.1	38.0
Intangible assets and property and equipment	2,280	2,640	(359)	(13.6)	15.7
Other assets	36,250	27,803	8,447	30.4	74.5

Total assets/liabilities & shareholders’ equity	138,534	156,287	(17,753)	(11.4)	18.7

Customer deposits**	56,636	68,539	(11,903)	(17.4)	10.6
Marketable debt securities**	21,984	21,903	81	0.4	34.4
Subordinated debt**	4,188	4,368	(180)	(4.1)	28.4
Insurance liabilities	1	—	1	—	—
Due to credit institutions**	21,600	24,108	(2,507)	(10.4)	20.0
Other liabilities	24,085	24,386	(301)	(1.2)	32.2
Stockholders’ equity ***	10,040	12,983	(2,943)	(22.7)	3.5
Other managed and marketed customer funds	45,607	49,806	(4,199)	(8.4)	22.6
Mutual and pension funds	42,961	46,559	(3,597)	(7.7)	23.5
Managed portfolios	2,646	3,248	(602)	(18.5)	9.1
Managed and marketed customer funds	128,414	144,616	(16,202)	(11.2)	18.9

Ratios (%) and operating means
ROE	13.64	12.32	1.33
Efficiency ratio (with amortisations)	40.0	41.6	(1.6)
NPL ratio	5.98	5.05	0.93
Coverage ratio	83.7	95.4	(11.7)
Number of employees	49,520	46,532	2,988	6.4
Number of branches	3,443	3,411	32	0.9

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

151

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Business information by geography

Brazil (changes in local currency)

2015 Highlights

•	Develop a more sustainable business model, via greater customer loyalty, higher revenue recurrence and lower risk profile.

•	Positive trend in revenues, mainly commercial ones, which rose in every quarter of 2015.

•	Profit up 33% due to higher gross income, control of costs, lower cost of credit and reduced minority interests.

Economic environment

Brazil went into recession in 2015 when GDP shrank to an estimated 3.8% after growth of 0.1% in 2014. This was due to weak domestic demand, with falls in consumption and investment, while external demand made a positive contribution to growth.

Inflation rose to 10.7% in December 2015, reflecting the rise in public tariffs after several years of no increases and the impact of the real’s depreciation. The expectations are for moderation in 2016. In order to strengthen control of inflation and promote a convergence of expectations toward its goal, the central bank raised its key rate by 250 b.p. to 14.25%.

The real depreciated 33% against the dollar and 25% against the euro, although in the fourth quarter the currency was more stable, appreciating 1% against the dollar and 4% against the euro.

Strategy

In this difficult environment, Santander performed well, with more loyal and digital customers, larger volumes, increased commercial revenues, improved efficiency and better credit quality than that of the other private sector banks in Brazil.

This was possible thanks to the strength which comes from being the country’s third largest private sector bank and the only international bank with a significant presence in Brazil, and from the strategy developed over the last few years to boost the efficiency and productivity of our commercial network, the quality of service and moving toward a lower credit risk model and more recurring revenues.

Under this strategy, the Bank progressed in its transformation process in order to simplify, modernise and improve the customer experience, while reaching agreements to increase the most transactional part of our revenues.

The main actions taken within the transformation process included:

•	Installing the CERTO model to increase productivity and allow more time for contact with customers.

•	Simplify the capturing and activation of new customers (account opening, delivery of cards and PIN the same day).

•	Big campaign to digitalise customers (Vale a Pena Ser Digital) together with the offer of new, simpler and more accessible digital channels. The new mobile banking for individual customers, with a more intuitive visual and simplified access, produced a 59% rise in use of it.

•	Launch of the new segment Santander Negócios e Empresas in order to create a closer relationship aimed at developing SMEs. Improvements were also made to online banking for companies and cash management.

In addition, and as part of the most commercial actions:

•	The Van Gogh segment (mass affluent) was relaunched, with specialised products, services and attention via remote managers.

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•	Launch of Autocompara, a platform that enables the insurance policies of different companies to be quoted at the same time.

•	Strengthen acquiring activity via the operation with Getnet.

•	Promote payroll business following the association with Banco Bonsucesso.

•	Increase business after the acquisition of Super, a digital platform that offers an electronic banking account, a prepaid card and access to simplified financial services.

These strategies increased the number of digital customers by 15% to 4.4 million, and loyal companies rose 12%. The better service made customers more satisfied (39% fall in complaints).

Activity

Lending rose 9% in local currency terms, partly due to the forex impact on dollar portfolios, to which is added the entry of Bonsucesso. The change of the business mix toward lower risk products continued in 2015.

The increase was mainly in lending to companies and large companies (+11%, partly reflecting the impact of balances in dollars) and mortgages for individuals (+21%). Loans to SMEs rose 4%. Although moderate this growth marked a change of trend over 2014 and reflected the success of the aforementioned initiatives.

Funds grew 12%, where mutual funds registered the best performance (+24%), as deposits remained virtually unchanged.

Results

Attributable profit was €1,631 million (+33%). The results confirmed the progress, particularly in net interest income and fee income.

Gross income increased 10%. Net interest income (+10%) rose for the fifth consecutive quarter and fee income increased 9%. Of note was income from cards, foreign trade, cash and insurance. Gains on financial transactions were lower because of more volatile markets.

Operating expenses were up 5% (half of inflation of more than 10%). In real terms and on a like-for-like basis, they fell 6%, reflecting the efforts made in previous years to improve efficiency and productivity.

Credit quality variables performed well against a backdrop of a rise in NPLs. The change of business mix over the last two years to less profitable but lower risk products was reflected in:

•	NPLs performed better than private sector banks as a whole. The rise in NPLs was mainly in companies, as the ratio among.

•	Loan-loss provisions increased 5%, which resulted in the reduction of the cost of credit by 41 b.p.

Profit also reflected reduced minority interests.

Strategy in 2016

•	Continue to increase our base of loyal customers, with greater focus on digital customers, backed by a simple offer of products and services via our multi channel platform.

•	Further streamlining of processes, improving the quality and relationship with customers.

•	Keep on strictly managing the whole risk cycle, from admission to recovery.

153

ANNUAL REPORT 2015
Economic and financial review
Business information by geography

■ Mexico

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	2,451	2,138	313	14.6	14.1
Net fee income	800	764	36	4.7	4.2
Gains (losses) on financial transactions	138	160	(22)	(13.9)	(14.3)
Other operating income*	(72)	(45)	(28)	61.9	61.2
Gross income	3,317	3,019	298	9.9	9.4
Operating expenses	(1,370)	(1,282)	(87)	6.8	6.3
General administrative expenses	(1,257)	(1,180)	(77)	6.5	6.1
Personnel	(662)	(593)	(69)	11.6	11.1
Other general administrative expenses	(595)	(587)	(8)	1.4	0.9
Depreciation and amortisation	(113)	(103)	(10)	9.9	9.5
Net operating income	1,947	1,736	211	12.2	11.7
Net loan-loss provisions	(877)	(756)	(120)	15.9	15.4
Other income	(4)	2	(5)	—	—
Profit before taxes	1,067	982	85	8.7	8.2
Tax on profit	(236)	(184)	(51)	27.8	27.3
Profit from continuing operations	831	797	34	4.2	3.8
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	831	797	34	4.2	3.8
Minority interests	202	191	11	6.0	5.5
Attributable profit to the Group	629	606	22	3.7	3.2

Balance sheet
Customer loans**	30,158	25,873	4,286	16.6	23.4
Trading portfolio (w/o loans)	16,949	10,185	6,764	66.4	76.2
Available-for-sale financial assets	5,972	4,624	1,348	29.1	36.7
Due from credit institutions**	5,467	7,058	(1,591)	(22.5)	(18.0)
Intangible assets and property and equipment	396	440	(44)	(10.1)	(4.8)
Other assets	5,785	5,545	240	4.3	10.4

Total assets/liabilities & shareholders’ equity	64,728	53,726	11,002	20.5	27.5

Customer deposits**	28,274	28,627	(352)	(1.2)	4.6
Marketable debt securities**	4,578	3,266	1,313	40.2	48.4
Subordinated debt**	1,205	1,088	116	10.7	17.2
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	12,884	6,206	6,678	107.6	119.8
Other liabilities	12,829	9,796	3,033	31.0	38.6
Stockholders’ equity ***	4,957	4,744	213	4.5	10.6
Other managed and marketed customer funds	11,477	11,523	(46)	(0.4)	5.4
Mutual and pension funds	11,477	11,523	(46)	(0.4)	5.4
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	45,535	44,504	1,031	2.3	8.3

Ratios (%) and operating means
ROE	12.88	13.16	(0.28)
Efficiency ratio (with amortisations)	41.3	42.5	(1.2)
NPL ratio	3.38	3.84	(0.46)
Coverage ratio	90.6	86.1	4.5
Number of employees	17,847	16,956	891	5.3
Number of branches	1,377	1,347	30	2.2

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

154

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Business information by geography

Mexico (changes in local currency)

2015 Highlights

•	Strategy centred on being the bank of first choice for customers, increasing long-term transaction engagement.

•	Focus on consolidating our positioning in the most profitable segments (Select, SMEs, Companies) and on quality of service.

•	The commercial strategy was reflected in double-digit growth in business volumes and market share gains.

•	Pre-tax profit rose 8%, mainly due to commercial revenues.

Economic environment

The economy registered an improved trend throughout 2015, fuelled by the recovery of domestic demand and exports. Growth was estimated at 2.5% for the whole year (2.2% in 2014). The strong growth in private consumption and exports, particularly automoviles, offset the negative impact of lower oil prices. Industrial construction was also reactivated during the year.

Inflation fell to an historic low of 2.1% in December, thanks to the reduction in telecommunication and energy prices, following the implementation of structural reforms. Despite the low inflation, the central bank raised its key rate in December, in response to the Fed’s rise in order to anticipate possible bouts of volatility given the strong links with the US.

The peso depreciated 15% against the dollar and 6% against the euro, although in the fourth quarter its evolution was more stable (2.5% depreciation against the dollar but 0.3% appreciation against the euro).

Strategy

The Group maintained its objective of being the leader in profitability and growth in the market, via the capturing of new customers and stronger loyalty of current ones, while promoting multi channels and transforming its operational model with enhanced technology and infrastructure, talent, quality, processes and innovation.

The main actions were:

•	The branch expansion plan was completed in 2015 (200 branches were opened in three years). The increased in the installed capacity, combined with improvements in customer segmentation and in sales platforms.

•	Multi channels continued to be expanded (461 new ATMs in 2015; mobile and online banking initiatives) and consolidating strategic alliances with correspondent banks, enabling us to expand our basic banking services via a network of more than 17,000 shops.

•	Further strengthening of the most profitable businesses of individual customers. Consumer credit, cards and mortgages grew at faster rates than the market’s. We continued to work to improve the customer experience, incorporating personalised risk models to the credit offers. In means of payment, we consolidated the payback alliance to keep on propelling the loyalty of our customers. In the high-income segment, strategies were centred on making optimum use of the portfolio of funds.

•	In SMEs, simple credit offers were launched and campaigns to replace lines to spur placement and in companies and institutions new commercial initiatives continued to be worked on whose focus is the attraction and penetration of the car sector and the confirming product.

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All these actions produced a 14% rise in the number of loyal customers and digital ones exceed 850,000 (+36%).

Activity

Loans rose 19% and deposits excluding repos 11%. Growth benefited from the greater installed capacity, combined with improvements in customer segmentation and sales platforms.

Lending to companies rose over 18%, (SMEs: +22%). Loans to individuals increased 16%, as follows: mortgages rose 13%, consumer credit 31% and credit cards 13%, within a market that is not growing, after accelerating in previous quarters. We continued to consolidate our leadership in mortgages for medium and high-income clients.

In short, these strategies were reflected in all segments.

In deposits we combined growth with improved composition. Demand deposits from individuals grew 18%, within a policy of lowering their cost, and mutual funds increased 5%.

Results

Pre-tax profit was 8% higher and attributable profit 3% more at €629 million, after deducting a tax charge that was higher at 22% (+19% in 2014) and minority interests.

Profit growth was fuelled by gross income (+9%), mainly net interest income (+14%), due to the growth in loans. Fee income rose 4%, particularly from transaction banking, insurance and investment banking.

Operating expenses were 6% higher due to the greater installed capacity and new commercial projects to increase attraction and penetration in the customer base.

Loan-loss provisions increased 15%, mainly due to greater lending. The cost of credit was 7 b.p. lower than in 2014.

The NPL ratio was 3.38% (-46 b.p.) and coverage 91%.

Strategy in 2016

•	Attract high potential customers, increasing the number of loyal and digital customers.

•	Transform us into the bank of first choice for our customers, increasing their loyalty, reducing the number of switchers and generating long-term transaction engagement.

•	Consolidate our positioning in key markets: SMEs, companies and mortgages.

•	Drive innovation and multi channels, through development of digital platforms.

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■ Chile

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	1,791	1,734	57	3.3	(1.2)
Net fee income	360	328	32	9.8	5.0
Gains (losses) on financial transactions	173	115	59	51.0	44.5
Other operating income*	12	18	(6)	(33.6)	(36.5)
Gross income	2,336	2,194	142	6.5	1.9
Operating expenses	(1,004)	(866)	(137)	15.8	10.8
General administrative expenses	(926)	(804)	(123)	15.2	10.3
Personnel	(568)	(477)	(91)	19.1	14.0
Other general administrative expenses	(358)	(327)	(31)	9.6	4.9
Depreciation and amortisation	(77)	(63)	(15)	23.4	18.1
Net operating income	1,332	1,327	5	0.4	(4.0)
Net loan-loss provisions	(567)	(521)	(46)	8.9	4.2
Other income	3	(24)	27	—	—
Profit before taxes	768	783	(14)	(1.8)	(6.1)
Tax on profit	(114)	(54)	(59)	109.0	99.9
Profit from continuing operations	655	728	(74)	(10.1)	(14.0)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	655	728	(74)	(10.1)	(14.0)
Minority interests	199	230	(31)	(13.4)	(17.1)
Attributable profit to the Group	455	498	(43)	(8.6)	(12.5)

Balance sheet
Customer loans**	32,338	30,550	1,788	5.9	11.1
Trading portfolio (w/o loans)	3,144	3,075	69	2.2	7.3
Available-for-sale financial assets	2,668	2,274	394	17.3	23.1
Due from credit institutions**	4,579	3,837	742	19.3	25.2
Intangible assets and property and equipment	355	347	8	2.4	7.5
Other assets	2,876	2,680	196	7.3	12.6

Total assets/liabilities & shareholders’ equity	45,960	42,763	3,197	7.5	12.8

Customer deposits**	24,347	23,352	995	4.3	9.4
Marketable debt securities**	6,504	6,650	(146)	(2.2)	2.6
Subordinated debt**	963	985	(22)	(2.2)	2.6
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	5,886	4,393	1,493	34.0	40.6
Other liabilities	5,280	4,437	843	19.0	24.9
Stockholders’ equity ***	2,980	2,946	33	1.1	6.1
Other managed and marketed customer funds	7,370	7,256	114	1.6	6.6
Mutual and pension funds	5,422	5,564	(142)	(2.5)	2.3
Managed portfolios	1,948	1,693	256	15.1	20.8
Managed and marketed customer funds	39,184	38,242	942	2.5	7.5

Ratios (%) and operating means
ROE	15.32	19.50	(4.19)
Efficiency ratio (with amortisations)	43.0	39.5	3.5
NPL ratio	5.62	5.97	(0.35)
Coverage ratio	53.9	52.4	1.5
Number of employees	12,454	12,123	331	2.7
Number of branches	472	475	(3)	(0.6)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Business information by geography

Chile (changes in local currency)

2015 Highlights

•	The commercial transformation is reflected in greater activity in the target segments of loans and funds.

•	Sharp rise in the number of loyal companies and digital clients, with improved customer service quality.

•	Attributable profit of €455 million. Of note the positive evolution of revenues (excluding UF inflation impact) and the lower cost of credit.

Economic environment

The economy grew 2% in 2015, spurred by private consumption and investment.

Inflation was 4.4%, above the central bank’s target range (2%-4%), impacted by the peso’s depreciation, which was partly offset by lower oil prices.

The peso depreciated 15% against the dollar and 5% against the euro. The currency was more stable in the fourth quarter, depreciating 1% against the dollar and appreciating by a similar amount against the euro.

In order to strengthen the convergence of inflation expectations, the central bank began to normalise its monetary policy, with two rises of 25 b.p. in the fourth quarter, which brought the key rate to 3.50%.

Strategy

The Group maintained its strategy of improving long-term profitability against a backdrop of reduced spreads and greater regulation. Management was focused on improving the quality of customer service and experience, transforming retail banking business, particularly for high and medium-high clients and SMEs, and strengthening business with large and medium sized companies.

In the segment of individual customers, NEO CRM supported this strategy and better and new capacities were installed in remote and digital attention channels (VOX and Internet). Of note in the latter was the recent launch of Neo CLICK, which converts the NEO CRM platform from one focused solely on customer relations to one centred on transactions as well, enabling executives to offer, formalise and manage the Bank’s products online and notably reduce management time.

More branches were opened and exclusive Select spaces (high income, which rose 23%). Also, branches and Advance spaces for SMEs (18 overall), while the traditional network was refurbished into the new model of branches.

The Advance strategy was launched for the SMEs segment. This is a methodology of work that seeks to manage customers integrally, accompanying them in the different phases of their life cycle, be close to them and improve the quality of service responding to their particular needs. Neo Advance, the CRM of SMEs, supports it.

Banca de Empresas e Instituciones advanced in its objective of becoming the best bank for companies. The new corporate centres generated greater proximity with clients, particularly in the regions, which increased the market share of the segment in loans and deposits.

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The quality of customer attention and satisfaction continued to improve, closing gaps with competitors significantly.

These achievements were reflected in many recognitions in 2015, including Bank of the Year by The Banker magazine, while the Sanodelucas programme received the award for the best financial education initiative in Latin America in the IDB’s Beyond Banking awards. Also, for the third year running the bank received the best private bank award from Euromoney.

Activity

The total number of clients grew 2% (high income: +8%). Loyal customers also rose (companies: +11% and high income individuals: +10%). Digital customers increased to more than 900,000.

Lending grew 11%, with advances in the target segments. Of note was 17% growth in high income and 9% in companies.

Deposits rose 10% (demand deposits: +12%).

Results

Attributable profit was 13% lower at €455 million, mainly due to lower inflation-indexed UF, some regulatory impact, higher technology costs and higher tax pressure.

•	Gross income increased 2%, which should be viewed positively as 2014 was a year when it was exceptionally high because of the favourable impact of the high inflation-indexed UF.

The rise came from fee income (+5%) and higher gains on financial transactions. Net interest income was down by only 1%, as lending was higher and the cost of funding was lower, the impact of the lower UF rate (4.1% compared to 5.7% in 2014) and the regulation on maximum rates.

•	Operating expenses increased 11% due to rises in inflation-indexed rentals and salaries, the impact of the exchange rate on technology service contracts indexed to the dollar and the euro, as well as the higher investment in technological developments.

•	The cost of credit dropped from 1.75% to 1.65% as the rise in provisions (+4%) was well below the growth in lending. This was reflected in better credit quality ratios; the NPL ratio was 35 b.p. lower at 5.62%.

•	Pre-tax profit fell 6%. Attributable profit was down 13% because of the higher tax charge resulting from the 2014 tax reform.

Strategy in 2016

•	Increase the number of loyal customers (individuals, SMEs and companies), focusing on those using digital channels.

•	Continue improving the quality of customer service and satisfaction.

•	Promote the new culture centred on the customer and the Simple, Personal and Fair style.

•	Adequate business profitability, underpinned by proactive risk management.

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Business information by geography

Argentina (changes in local currency)

2015 Highlights

•	The strategy focused on increasing our market penetration through expanding the branch network, moving to a more digital bank and increasing the loyalty of high income and SMEs clients.

•	Attributable profit was 22% higher at €378 million, driven by higher revenues and a lower cost of credit.

•	Commercial revenues grew due to more business and transactions (collections, means of payment, etc).

Economic environment

The economy was still weak in 2015 and inflation was one of the highest in the region. The new government announced in the middle of December the liberalisation of capital movements and the Argentine peso began to float freely.

The peso depreciated 52% against the dollar in 2015 and 37% against the euro. Before the liberalisation, the central bank announced an interest rate rise, via an increase in the rates of the securities issued to drain liquidity. The aim was to send a signal that monetary policy will be restrictive so that the impact of the depreciation on inflation and inflation expectations is limited.

Strategy

The Group’s strategy centred on increasing our penetration in the market through expanding the branch network, moving to a more digital bank focused on efficiency and customer experience and increasing the loyalty of high income and SMEs clients.

A total of 40 new branches were opened in 2015 and 157 were totally transformed (about 40% of the network).

As the leading digital bank in Argentina, we inaugurated the first completely digital office, focused on self-management, speedy operations and immediate access to products.

The Santander Río mobile app is used by 346,000 customers, 85% more than in 2014 and 16% of active customers.

The Bank was recognised as the country’s best digital bank and having the best mobile banking app in Latin America (Global Finance magazine). Also awarded best bank in Argentina by The Banker and Euromoney.

The Select products were strengthened for the high-income segment and new specialised spaces and corners were opened. Santander Río Advance was launched for SMEs, which offers international protection for their businesses, among other services.

Activity

The strategic measures are reflected in strong rises in lending and funds. Loans increased 52%, with similar growth rates in companies and consumer business. Deposits rose 58%, spurred by time deposits that jumped 86%. Mutual funds grew 73%.

Results

Attributable profit was €378 million (+22%). The commercial strategy helped to push up gross income by 27% (net interest income: +29% and fee income: +39%).

Operating expenses rose 43% because of the opening of new branches, the transformation and technology projects and the review of the salary agreement. Loan-loss provisions increased 16%, below the growth in lending. Credit quality remained among the best in the market: the cost of credit was 2.15%, the NPL ratio was 1.15% and coverage 194%, all of which were better than in 2014.

Strategy in 2016

•	Grow in intermediation volumes, with companies and households that have low debt levels.

•	Continue to open more branches and reach 500 in 2018, and capture the benefits of greater “bankarisation.”

•	Develop digital banking, offering new and better solutions for customers, increasing the number of loyal and digital clients and global satisfaction.

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Uruguay (changes in local currency)

2015 Highlights

•	Acquisition in July of Créditos de la Casa, the fourth largest finance company, consolidating our market share of this segment at 28% and 25% of the consumer credit of the private financial system.

•	Double-digit growth in lending and deposits, ranking first in the customer satisfaction.

•	Attributable profit rose 38%. On a like-for-like basis, growth was 28% due to gross income (mainly commercial revenues).

Economic environment

The economy grew by around 1.2% in 2015 (3.5% in 2014). GDP growth in the third quarter was 0.6% year-on-year after shrinking 0.3% in the second quarter.

Inflation was 9.4%, well above the central bank’s target of (+3%-7%). The key rate remained high in order to converge toward this goal. The Uruguayan peso depreciated 20% against the dollar and 10% against the euro.

Strategy

The Group continued to be the country’s leading private sector bank, focusing on growing in retail banking and improving efficiency and the quality of service.

Value-added products and services were launched in 2015 and other measures taken to contribute to the country’s development:

•	Launch of the Advance programme for SMEs.

•	Initiatives were also launched to reduce waiting times in branches (a new version of the app with an innovative information service on the nearest branch and occupancy levels) and deadlines for resolving complaints.

All of this was reflected in the evolution of the number of customers: individual loyal customers almost doubled, following the acquisition of Créditos de la Casa (+22% excluding it) and companies increased 10%. The number of digital clients rose 32%. Of note was being placed first in the customer satisfaction survey, up from fourth place in 2014.

Activity

Lending rose 21%, particularly consumer finance, cards (+18%); SMEs: (+34%) and deposits 32%.

Santander’s credit cards are classified as the best in the market, according to quality surveys. The EMV chip was launched in 2015 to improve security.

In line with the enhancement of value added products and to contribute to the country’s development, the following actions were implemented in 2015:

•	Structuring and issuance of the bond to finance the first project to be developed in Uruguay under the private public participation law. We also structured the first thermosolar project in Uruguay.

•	Santander was the placement agent for issuing $1.2 billion of Uruguay’s sovereign bonds.

Results

Attributable profit was 38% higher at €70 million, fuelled by net operating income (+49%) benefiting from the efficiency plan measures.

Loan-loss provisions increased 46%, albeit from a low base, and credit quality remained excellent (NPL ratio at 1.27% and coverage 205%).

Excluding the incorporation of Créditos de la Casa (€5 million profit), attributable profit was 28%.

Strategy in 2016

•    Continue to grow in retail business, keeping excellent levels of quality of service.

•    Attain leadership in the segments for individuals and SMEs, as well as in products such as consumer credit, means of payment and liabilities in pesos.

•    Continue to improve the efficiency ratio.

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Business information by geography

Peru (changes in local currency)

2015 Highlights

•	Both lending and deposits continued to grow strongly.

•	Pre-tax profit increased 52%, mainly due to gross income and improved efficiency.

•	Strategy focused on the corporate and large companies segment, as well as infrastructure businesses.

Economic environment

Growth slowed in 2015 to 2.7%, a similar growth rate to that of domestic demand. Inflation was 4.4% and the central bank reduced the cash reserve requirements and raised the key rate from 3.25% to 3.75%.

Public debt was 21% of GDP, one of the lowest in the region and the country has $61 billion of international reserves (more than 30% of GDP). The Peruvian nuevo sol depreciated 12% against the dollar.

Strategy

In this environment, business focused on corporate banking and the Group’s global customers.

A closer relationship with customers and quality of service were priorities, taking advantage of synergies with other Group units. Our specialised auto finance company, created with an international partner with long experience in Latin America, participated in infrastructure projects as adviser and financial structurer and continued to consolidate its activity.

Activity

Lending rose 24% and deposits 18%, complemented by stable medium-term growth in funding.

Results

Pre-tax profit was €43 million (+52%), spurred by net operating income (+56%), which, in turn, was due to the improvement in efficiency (gross income: +46%; costs: +27%).

Loan-loss provisions increased 25%, with cost of credit of 0.69%.

The NPL ratio was 0.52% and coverage very high at 402%.

The rise in pre-tax profit did not fully feed through to attributable profit (+37%) due to higher taxes.

Strategy in 2016

•  Continue to increase lending to the corporate segment, global customers and large companies.

•  Promote investment banking, offering advice for public infrastructure works via public and private sector link ups.

Colombia

•	Banco Santander de Negocios Colombia began to operate in January 2014. The new bank has capital of $100 million and specializes in the corporate and business market, with a special emphasis on global customers, clients of the Group’s International Desk and those local clients becoming more international.

•	Its products are focused on investment banking and capital markets, transaction banking, treasury and risk coverage, foreign trade financing and working capital financing products in local currency, such as confirming.

•	The Bank reached a point of equilibrium in 2015.

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■ United States

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	6,116	4,789	1,327	27.7	6.8
Net fee income	1,086	830	256	30.9	9.4
Gains (losses) on financial transactions	231	205	26	12.6	(5.9)
Other operating income*	367	156	211	135.6	97.0
Gross income	7,799	5,979	1,820	30.4	9.0
Operating expenses	(3,025)	(2,239)	(785)	35.1	12.9
General administrative expenses	(2,761)	(2,040)	(722)	35.4	13.2
Personnel	(1,543)	(1,141)	(401)	35.1	13.0
Other general administrative expenses	(1,219)	(898)	(320)	35.7	13.4
Depreciation and amortisation	(264)	(200)	(64)	32.0	10.3
Net operating income	4,774	3,740	1,035	27.7	6.7
Net loan-loss provisions	(3,103)	(2,233)	(870)	39.0	16.2
Other income	(148)	13	(161)	—	—
Profit before taxes	1,523	1,520	3	0.2	(16.2)
Tax on profit	(516)	(440)	(77)	17.4	(1.8)
Profit from continuing operations	1,007	1,081	(73)	(6.8)	(22.1)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,007	1,081	(73)	(6.8)	(22.1)
Minority interests	329	219	110	50.1	25.5
Attributable profit to the Group	678	861	(183)	(21.3)	(34.2)

Balance sheet
Customer loans**	84,190	70,420	13,771	19.6	7.2
Trading portfolio (w/o loans)	2,299	5,043	(2,743)	(54.4)	(59.1)
Available-for-sale financial assets	19,145	12,737	6,408	50.3	34.8
Due from credit institutions**	3,901	3,460	441	12.7	1.1
Intangible assets and property and equipment	9,156	6,905	2,251	32.6	18.9
Other assets	11,892	9,469	2,423	25.6	12.6

Total assets/liabilities & shareholders’ equity	130,584	108,034	22,551	20.9	8.4

Customer deposits**	60,115	51,304	8,811	17.2	5.1
Marketable debt securities**	23,000	16,000	7,000	43.8	28.9
Subordinated debt**	906	796	109	13.7	2.0
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	26,169	17,760	8,410	47.4	32.1
Other liabilities	9,073	10,543	(1,469)	(13.9)	(22.8)
Stockholders’ equity ***	11,321	11,632	(310)	(2.7)	(12.7)
Other managed and marketed customer funds	19,478	15,729	3,750	23.8	11.0
Mutual and pension funds	7,123	3,621	3,502	96.7	76.4
Managed portfolios	12,355	12,107	248	2.0	(8.5)
Managed and marketed customer funds	103,499	83,828	19,670	23.5	10.7

Ratios (%) and operating means
ROE	6.05	7.82	(1.77)
Efficiency ratio (with amortisations)	38.8	37.5	1.3
NPL ratio	2.13	2.42	(0.29)
Coverage ratio	225.0	193.6	31.4
Number of employees	18,123	16,687	1,436	8.6
Number of branches	783	811	(28)	(3.5)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Business information by geography

United States (changes in dollars)

2015 Highlights

•	Continued investment to improve commercial activity and comply with regulatory requirements.

•	Creating Intermediate Holding Company (IHC) and strengthening risk, capital and liquidity management.

•	Santander Consumer USA kept up a strong pace in new lending and servicing. Focus will be in auto finance.

•	All these actions have a temporary effect on revenues and costs, and largely justify the lower profit (-34%; -21% in euros).

•	Good performance of loans, funds and revenues.

Economic environment

The US economy grew a modest but solid pace (2.5%). Thanks to the improving economy, the unemployment rate fell on a sustained basis to 5% at the end of the year, a level regarded as full employment.

Inflation, however, remained low (1.3%) and at some distance from the Federal Reserve’s target (set in terms of the underlying deflator of private consumption), which is 2%.

In this context, the Fed raised its interest rates at the end of the year, accompanied by a message indicating the interest rate profile outlook would be moderate.

Strategy

Santander in the US includes the holding company (SHUSA), Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International (BSI), Santander Investment Securities (SIS) and the Spanish Branch of Santander in New York.

Santander US continues to focus on several strategic priorities aimed at improving the Group’s position and diversification in the US, including:

•	A multiannual project to comply with regulatory requirements.

•	Improve the governance structure, including the creation of Intermediate Holding Company (IHC).

•	Create a local executive team with wide experience in managing financial institutions in the US.

•	Improve the profitability of Santander Bank NA.

•	Optimise the auto finance business of Santander Consumer USA.

During 2015 Santander US continued to strengthen its governance structure and executive teams and improve the risk management and control systems. This is part of the multiannual project to improve the bank and meet the regulatory requirements, including management of capital and stress tests in the US.

Santander Bank has focused on improving customer experience in order to boost number of clients and cross selling. Additionally, it launched initiatives in checking accounts and enhanced its digital capabilities, which led to 12% year-on-year in digital customers.

Note. The annual growth includes a change in the loyal customers measurement methodology

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Business information by geography

Santander Consumer USA was among the five largest retail auto finance companies. Its strategy centred on optimising the mix of assets retained versus sold, increasing servicing to third parties as a way to lift revenues through fee income, while materialising the value of the relationship with Chrysler.

The strategy in Puerto Rico focused on the customer relationship, with initiatives to digitise, simplify and personalise.

Activity

Santander Bank’s lending rose 6% and its deposits 7%.

Most of the growth in lending came from credit to companies, both in the commercial and industrial segment, as well as in global corporate banking.

Funds growth was driven by core deposits, which is reflected in the cost of funding. Mutual funds rose 9%.

Santander Consumer’s loans rose 11% and new lending 10%.

Results

Revenues performed well, with gross income up 9% due to Santander Consumer USA, as a result of a larger volume of new lending, which fuelled net interest income, as well as fee income from servicing. Santander Bank’s net interest income was under pressure from lower than expected interest rates, which was offset by gains on financial transactions.

This performance, however, did not feed through to profits which were 34% lower at $752 million.

The fall was due to higher operating expenses derived from the growth of the servicing platform, regulatory requirements and one-off restructuring charges.

Loan-loss provisions also increased, mainly due to greater lending and loan retentions in Santander Consumer USA, which accounts for more than 95% of the country’s provisions.

Lastly, the higher tax charge also dragged down profits.

Strategy in 2016

•	Improve the customer experience and loyalty with knowledgeable and effective salesforce at Santander Bank through an easy to use product suite and multchannel capability.

•	Santander Consumer USA focuses on auto finance activity to optimise the mix between retained and sold assetsand serviced for others, as well as realising the full value of the Chrysler Capital relatiionship.

•	Continue to strengthen risk, capital and liquidity risk management in meeting regulatory requirements.

165

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Business information by geography

■	Corporate Centre

    € Million

			Variation
	2015	2014	amount	%
Income statement
Net interest income	(627)	(612)	(15)	2.5
Net fee income	(13)	(33)	20	(60.2)
Gains (losses) on financial transactions	150	700	(549)	(78.5)
Other operating income	(5)	(22)	17	(78.0)
Dividends	72	30	42	138.7
Income from equity-accounted method	(43)	(28)	(15)	55.2
Other operating income/expenses	(34)	(25)	(9)	38.2
Gross income	(495)	32	(527)	—
Operating expenses	(547)	(586)	39	(6.6)
Net operating income	(1,042)	(554)	(488)	88.2
Net loan-loss provisions	27	2	25	—
Other income	(507)	(453)	(55)	12.1
Underlying profit before taxes	(1,523)	(1,004)	(518)	51.6
Tax on profit	59	(148)	207	—
Underlying profit from continuing operations	(1,464)	(1,152)	(312)	27.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(1,464)	(1,152)	(312)	27.0
Minority interests	30	(1)	31	—
Underlying attributable profit to the Group	(1,493)	(1,151)	(342)	29.8
Net capital gains and provisions	(600)	—	(600)	—
Attributable profit to the Group	(2,093)	(1,151)	(942)	81.9

Balance
Trading portfolio (w/o loans)	2,656	2,916	(260)	(8.9)
Available-for-sale financial assets	3,773	3,299	475	14.4
Goodwill	26,960	27,547	(587)	(2.1)
Capital assigned to Group areas	77,163	75,030	2,133	2.8
Other assets	37,583	32,585	4,998	15.3

Total assets/liabilities & shareholders’ equity	148,136	141,377	6,759	4.8

Customer deposits*	5,185	5,261	(75)	(1.4)
Marketable debt securities*	27,791	24,958	2,833	11.4
Subordinated debt*	9,596	4,107	5,489	133.6
Other liabilities	21,049	30,091	(9,041)	(30.0)
Stockholders’ equity **	84,515	76,961	7,554	9.8
Other managed and marketed customer funds	—	—	—	—
Mutual and pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	42,572	34,325	8,246	24.0

Operating means
Number of employees	2,006	2,059	(53)	(2.6)

(*).	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

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Corporate Centre

2015 Highlights

•	We have a Corporate Centre whose objective is to improve efficiency and contribute value-added for the operating units. It also carries out functions related to financial and capital management.

•	In year-on-year terms, higher losses because of lower revenues from centralized management of the various risks (mainly interest rate risk).

•	It includes the impact of the net of non-recurring positive and negative results of €600 million.

Strategy and functions

Banco Santander subsidiaries’ model is complemented by a corporate centre that has support and control units which carry out funtions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others.

This centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through frameworks of control and global supervision, and taking strategic decisions.

•	It makes the Group’s units more efficient, fostering the exchange of best practices in management of costs and economies of scale. This enables us to be among the most effiicent in the sector.

•	By sharing best commercial practices, launching global commercial initiatives and driving digitization, the centre contributes to the Group’s revenue growth.

It also develops functions related to financial and capital management:

•	Functions developed by Financial Management:

•	Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

•	This activity is carried out through diversifying the various sources of funding (issues and others), always maintaining an adequate profile (volumes, maturities and costs). The price at which these operations are conducted with other units of the Group is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the term of the operation.

•	Also active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via derivatives of high quality, high liquidity and low consumption of capital.
•	Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by €20,349 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Total management of capital and reserves: assigning capital to each of the units.

Lastly, and marginally, the corporate centre reflects the stakes of a financial nature that the Group makes under its policy of optimizing investments.

Results

We reformulated the centre’s role in the Group, in order to improve the transparency and visibility of both the centre’s accounts and the Group’s, as well as the responsibility of the operating units. The centre generated 23% of the Group’s profits in 2015, close to our target of 25%.

In year-on-year terms:

•	Lower revenues due to reduced results from centralized management of the different risks (mainly interest rate risk).

•	Costs were 7% lower, and were due to the streamlining of the corporation.

•	Other results and provisions recorded losses of €507 million, up from €437 million in 2014. These amounts included provisions of different nature, as well as capital gains, capital losses and impairment of financial assets.

•	The losses in 2015 were €1,493 million compared to €1,151 million in 2014. After including the impact of the net of non-recurring positive and negative results of €600 million, the total loss was €2,093 million.

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Retail Banking

2015 Highlights

•	The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model.

•	Customer vision, developing specialised models, range of simple products and global offers.

•	Further development of the multi-channel model, centred on digital channels.

•	Progress in achieving our goals: 13.8 loyal customers and 16.6 digital customers.

Strategy and activity

Santander continued to make significant progress during 2015 in its programme to transform its retail banking model. The main elements are to improve the knowledge of our customers and their relations with the Bank, specialised management of each segment, develop more efficient distribution models, focused on digital channels, and capture the opportunities provided by the Group’s international positioning. All of this under a Simple, Personal and Fair culture of service, aimed at excellence in customer satisfaction.

In order to deepen customer knowledge, we improved our analytical capacities. A new commercial front was developed in order to enhance business productivity and customer satisfaction. This tool, based on a best practice in Chile, was installed in Uruguay in 2015 and continued to be developed in the US with a mobility project

■	Retail Banking

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	30,029	27,699	2,330	8.4	7.2
Net fee income	8,620	8,337	283	3.4	4.4
Gains (losses) on financial transactions	1,345	1,395	(50)	(3.6)	(6.2)
Other operating income*	365	258	107	41.5	31.5
Gross income	40,359	37,689	2,670	7.1	6.2
Operating expenses	(18,730)	(17,382)	(1,348)	7.8	7.1
Net operating income	21,629	20,307	1,322	6.5	5.5
Net loan-loss provisions	(9,249)	(9,740)	490	(5.0)	(4.9)
Other income	(1,751)	(1,386)	(365)	26.3	34.3
Profit before taxes	10,629	9,181	1,448	15.8	12.2
Tax on profit	(2,663)	(2,129)	(534)	25.1	21.1
Profit from continuing operations	7,966	7,052	914	13.0	9.6
Net profit from discontinued operations	—	(26)	26	(100.0)	(100.0)
Consolidated profit	7,966	7,026	940	13.4	10.0
Minority interests	1,112	1,032	80	7.7	6.9
Attributable profit to the Group	6,854	5,994	860	14.4	10.5

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

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(tablet and transactional business), in Chile with the launch of Neo Inversiones and commercial planner, and in Brazil, with new functionalities offering continuous improvement. The tool will gradually be extended to other units during 2016.

In order to improve customer loyalty and long-term relations, different value propositions were launched and consolidated, among which were:

•	The 1|2|3 World: following the success of the initiative in the UK, similar propositions were launched in 2015 in other countries and well received, such as in Portugal and Spain, which already has more than 800,000 accounts.

•	Integral offers launched in Chile with propositions such as Planes Santander LANPASS, which rewards transactions and improves the benefits for customers, or in Brazil, the Contas Combinadas, which offer new solutions that simplify the value offer for individual customers and make choosing accounts easier:

•	Expansion of the Select model for high-income clients. It is now installed in all countries and provides service to more than two million customers. The value propositions were improved and increased during 2015.

•	Strengthening private banking business, with the Euromoney award for best private banking in 2015 in Argentina, Chile and Portugal, best private bank in Spain, Mexico and Portugal (Global Finance) and best private bank in Latin America and Portugal (The Banker).
•	Rolling out of the programme for SMEs to make us the reference partner, combining a very attractive financial offer with non-financial solutions (connectivity, internationalisation, training, etc). The programme was extended to Uruguay, Argentina, Brazil and Chile in 2015, bringing the number of countries to eight.

We continued to advance in developing our distribution models focused on digital channels, which produced significant improvements in various channels. Some examples:

•	New app for mobile phones in Spain (aimed at SMEs and companies), Portugal, Uruguay and Poland (chosen by Forrester as the country’s best app and the second in Europe).

•	New developments and functionalities for mobile phones in the UK such as Cash KiTTi (which lets people create and manage collective pots of money) and Spendlytics (which gives customers better control over their card expenses).

•	Deposit Capture in the US, which enables cheques to be easily and safely processed by mobile phone.

•	Santander Watch in Spain, which lets customers consult their accounts and cards from smart watches.

•	Santander UK among the first group of banks participating in Apple Pay in the UK.

•	Simplification of credentials in Mexico, which allows access to various digital channels from a single password.

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•	New office model in Spain and Brazil, which offers simpler processes, more intuitive technology and differentiated spaces.

In recognition of our digital channel proposal, the magazine Global Finance awarded our bank in Chile the prize for the best Latin American website for financial products and payment of accounts, while Santander Rio was awarded the prize for the best online bank in Argentina.

We continued to support the internationalisation of our corporate customers, taking advantage of the Group’s synergies and international capacities, via a coordinated plan of initiatives focused on two elements:

1.	Ensuring a consistent and homogenous relationship with our customers via all our local units:

•	International Desk, now in 12 countries and with more than 8,000 registered customers, which provides services to companies that want to enter markets where we operate.

•	Santander Passport, specialised attention model for companies with multinational activity, which offers global management and the same attention in all the countries where the Group operates. It already has more than 6,000 registered customers and is installed in eight countries.

2.	Connecting up our customers and capturing international commercial flows:
•	Santander Trade Portal, which provides information, tools and resources to help companies grow their business abroad. It is already available in 12 countries and has registered more than 35,000 exporter and importer users.

•	Santander Trade Club, innovative platform that lets customers from different countries get in touch with one another and start commercial relations. There are already more than 10,000 members.

Lastly, we continued to improve the customer experience, focusing on the most common processes when relating to the Bank. Of note were the improvements in Onboarding (opening and activating accounts): in Brazil and the UK, with immediate activation in electronic channels, in Portugal, with the incorporation of the digital signature and in Poland, with the complete process of opening done remotely.

Results (in constant euros)

Ordinary attributable profit was €6,854 million (+10%).

This evolution was spurred by the good performance of gross income (+6% year-on-year, driven by net interest income). Operating expenses were 7% higher (+1% excluding perimeter and in real terms) and loan-loss provisions were 5% lower.

Strategy in 2016

•	Continue to improve processes and the customer experience and satisfaction.

•	Develop more efficient distribution models: digital banking, new branch model, remote manager.

•	Consolidate specialised attention to each type of customer.

•	Place value on our connectivity.

•	Expand our culture of service: Simple|Personal|Fair.

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Global Corporate Banking

2015 Highlights

•	Customer-focused strategy, underpinned by the division’s global capacities and its interconnection with local units.

•	Reference positions in export finance, corporate loans, project finance and issues, among others, in Europe and Latin America.

•	Attributable profit of €1,625 million, 2% more in constant euros.

•	Positive evolution in revenues and higher provisions and costs due to investments to develop the franchise.

Strategy

SGCB maintained in 2015 the key pillars of its business model, focused on the customer, the division’s global capacities and its interconnection with local units, while actively managing risk, capital and liquidity.

The main lines of action were:

•	In optimisation of capital, SGCB has well-defined objectives in capital and return on capital at the division level, and by countries, products and clients. The return on capital is one of the main criteria for approving operations. In addition, improvements were made during the year to the capital models and the quality of data of operations was reviewed.
•	The creation of a new area to promote the model of origination for distribution. Asset Rotation and Capital Optimisation (ARCO) is a global structure that provides service to various countries in order to improve the profitability of our business through optimisation of capital and rotation of the balance sheet, thereby strengthening a model lighter in capital.

•	The strengthening of our leadership position in Latin America, mainly in equity capital markets, debt capital markets, cash management and Latin American currencies.

•	Greater cooperation with Retail Banking, developing a wide range of products adapted to the needs of various segments and facilitating greater connectivity between its clients and the Group’s banks (participation in chain of supply operations, financing suppliers, payroll, etc).

■	Global Corporate Banking

    € Million

			Variation
	2015	2014	amount	%	% w/o FX
Income statement
Net interest income	2,830	2,481	348	14.0	17.1
Net fee income	1,425	1,392	33	2.4	2.5
Gains (losses) on financial transactions	739	747	(9)	(1.2)	(4.9)
Other operating income*	277	302	(25)	(8.3)	(8.2)
Gross income	5,271	4,923	348	7.1	7.9
Operating expenses	(2,058)	(1,841)	(218)	11.8	10.0
Net operating income	3,212	3,082	130	4.2	6.5
Net loan-loss provisions	(679)	(543)	(136)	25.0	28.8
Other income	(93)	(102)	9	(9.2)	(10.0)
Profit before taxes	2,441	2,437	4	0.2	2.3
Tax on profit	(695)	(667)	(29)	4.3	7.2
Profit from continuing operations	1,746	1,771	(25)	(1.4)	0.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,746	1,771	(25)	(1.4)	0.5
Minority interests	121	146	(25)	(17.1)	(12.8)
Attributable profit to the Group	1,625	1,625	0	0.0	1.7

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

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Activity

Of note, among others, were:

•	In trade finance, substantial progress in export finance which positioned Santander as the second best bank in the business, with strong growth in the last few years both in our main countries as well as in new markets.

Strong positioning and growth in trade business, as confirmed by specialised media (Best Trade Finance Bank in Latin America, Best Trade Finance in Spain, Portugal, Chile and Mexico).

•	Cash management business continued to increase in all countries and particularly in Latin America, where Santander is the reference bank.

•	In syndicated corporate loans, we maintained a reference position in Europe and Latin America, accompanying our clients in the development of their businesses and expansion plans.

Of particular note was Santander’s participation in the acquisition of SAB Miller by AB Inveb, the largest such operation in corporate history ($107,000 million).

•	In corporate finance, strong rise in activity in Spain and Portugal in equity capital markets, including Santander’s participation in the listing of AENA and Ferrari and the capital increases of Telefónica in Brazil, Vesta in Mexico, Compañía Sudamericana de Vapores in Chile and Credit Suisse.

•	In debt capital markets, Santander is the leader in Latin America with the fullest range of products and covering both local and cross-border needs.

In Europe, success in liability management and hybrid capital transactions, Santander’s key role in Iberdrola (global coordinator and tender agent) and in LafargeHolcim (largest operation of European issuers with $2,250 million).

Of note in hybrid capital was participation in transactions of RBS, Barclays and HSBC, among others.

•	In project finance, Santander was at the top of the world league tables in both the number of transactions as well as in volumes of financing, financial advisory services and issues of project bonds. It led transactions such as Line 2 of the Lima Metro, which was the largest placement of debt in the international markets to finance a project in Peru ($1,155 million). Santander was the financial advisor to the consortium, global coordinator and financial advisor for the placement of the project bonds.

•	Asset & capital structuring continued to support its clients in developing their international projects in asset finance operations for ships and aircraft in various countries: Spain, Asia and the Middle East. Of note was the operating lease of aircraft for Singapore Airlines and All Nippon Airways, as well as financial leasing operations of ships for clients such as Tristar, Shell Singapore, Elcano and Voestalpine.

•	As regards markets’ activity, good results with positive evolution of income from sales business, especially in the corporate segment with strong growth in the Americas, particularly Brazil, and the UK. Lower contribution, on the other hand, from management of books.

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Results (in constant euros)

SGCB’s results were fuelled by the strength and diversification of customer revenues (88% of the total).

The area accounted for 12% of gross income and 19% of the attributable profit of the Group’s operating areas.

Gross income grew 8% in 2015, with growth in all products. Global Transaction Banking increased 5% against a backdrop of containment of spreads and low interest rates, financing solutions and advisory 9%, reflecting the soundness of the various businesses, and global markets 1% (good performance in the Americas, Spain and Portugal).

Operating expenses rose due to the investments in high potential markets, particularly the UK and Poland, and loan-loss provisions increased, mainly in Brazil.

■ Ranking in 2015

	Activity	Area	Country / region	Source
Award	Equity Follow-On of the Year: Telefonica Brazil BRL16,1 bn	CIB	America	Latin Finance
Award	European Infrastructure Deal of the Year: Thames Tideway	FS&A	Europe	PFI
Award	Europe Loan: Imperial Tobacco	FS&A	Europe	The Banker
Award	Americas Deal of the Year: Lima metro Line 2	FS&A	America	PFI
Award	Corporate High Yield Bond: Cemex	FS&A	America	Latin Finance
Award	Best Infrastructure Bank in Mexico	FS&A	Mexico	Latin Finance
Award	Best Overall Trade Bank in Latam	GTB	Latam	Trade Finance
Award	Best Export Finance Arranger in Latam	GTB	Latam	Trade Finance
Award	Best Commodity Finance Bank in Latam	GTB	Latam	Trade Finance
Award	Best Supply Chain Finance Bank in Latam	GTB	Latam	Trade Finance
Award	Best Trade Advisor in Latam	GTB	Latam	Trade Finance
Award	Best Trade Bank in Latam	GTB	Latam	TFR
Award	Best Trade Bank in Latam	GTB	Latam	GTR
Award	Best Bank for Emerging Latam	Global Markets	Latam	FX Week
Award	Top quartile for Pan-European product	Global Markets	Europe	Institut, Investor survey
N1.	Best Broker Spain and Portugal: Sales. Research.
	Trading & Execution. Company & Expert Meetings	Global Markets	Iberia	Extel Survey
N1.	Equity House of Equity Derivatives in Spain	Global Markets	Spain	Risk

(*).- Ranking according to survey selection criteria

(GTB)	Global Transaction Banking: includes the business of cash management. trade finance. basic financing and custody.

(FS&A)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings. bond and securitisation origination teams. corporate finance units (mergers and acquisitions. primary markets of equities. investment solutions for corporate clients via derivatives). and asset & capital structuring.

(GM)	Global Markets: includes the sale and distribution of fixed income and equity derivatives. interest rates and inflation; the trading and hedging of exchange rates. and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities. and derivatives for investment and hedging solutions.

Strategy in 2016

•	In 2016, SGCB will keep on focusing its strategy on the six pillars of its value proposal: maintain its capacity of origination, structuring and credit distribution; leadership in aquisition finance, structured credit and project finance; be the reference bank in access to capital markets in euros and sterling: maintain its presence as international trade finance bank; knowledge of Latin American markets and contribute solutions and product distribution for Retail Banking.

•	Efficient use of capital will continue to be one of the key elements of business, both from the standpoint of optimisation initiatives as well as the gradual change toward a business model lighter in capital.

•	Promote accompanying our clients in their international expansion, in cooperation with the commercial banking division (Connectivity Project). This project includes various initiatives to improve our strength as an international bank with a large network of local banks.

•	Innovation to adapt to the needs of our customers and face the new non-banking players who are seeking to position themselves in part of the value chain.

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Executive summary

Pillars of the risk function	pages 180 to 181

Grupo Santander is focused on building the future through forward-looking management of all risks, protecting the present through a robust control environment.

•	Integration of the risks culture and involvement of senior management in risk decisions and management.

•	Management of all risks with a forward-looking and comprehensive vision at all levels of the organisation.

•	Separation of risk functions from business functions.

•	Formulation and monitoring of the risk appetite, use of scenario analysis with advanced models and metrics, establishing a control, reporting and escalation framework for identifying risks.

•	Best in class for processes and infrastructure.

On-going improvement in credit risk profile	pages 199 to 229

•	Over 80% of risk relates to retail banking.

•	Significant geographic and sector diversification.

•	Continuing improvement in main credit quality indicators, which at December 2015 stood at:

•	Group NPL ratio 4.36%, down 83 b.p. on the previous year, with noteworthy reductions in Spain, Poland, SCF and Brazil.

•	Coverage ratio of 73%, up 6 p.p. on year-end 2014.

•	Provisions of EUR 10,108 million, with main reductions in the UK, Spain, Portugal and Poland.

•	Falling cost of credit, down to 1.25%. A fall of 41 b.p in Brazil to 4.50%, supported by the strategy of changing the mix and launch of the Defence Plan.

Main figures

1.	Cost of credit = loan-loss provisions twelve months / average lending.

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Trading market risk and structural risks	pages 230 to 249

•	The average VaR on SGCB trading activity remained low, due to our focus on customer service and geographic diversification.

•	An appropriate balance sheet structure ensures that the impact of changes in interest rates on net interest income and equity value are contained.

•	Coverage levels for the core capital ratio stand at around 100% for changes in interest rates.

Liquidity risk and funding	pages 250 to 260

•	Santander has a comfortable liquidity position, based on its commercial strength and model of autonomous subsidiaries, and substantial customer deposits.

•	Compliance with regulatory requirements (LCR 146%) ahead of schedule, with a further increase in the Group’s liquidity reserve to EUR 258,000 million.

•	The loan-to-deposit ratio remains at very comfortable levels (116%).

•	More favourable market scenario, with abundant liquidity at lower costs and increased recourse to medium and long-term wholesale finance in 2015: 18 issuing units in 15 countries and 14 currencies.

Non-financial risks	pages 261 to 276

Operational risk

•	Transformation project for the advanced measurement approach to risk.

•	Fostering measures against cyber-risk (Santander Cyber-Security Program) and fraud and to bolster information security.

•	Fostering awareness and knowledge of operational risk at all levels of the organisation.

Compliance and conduct risk

•	Increasing supervisory pressure, particularly for conduct.

•	New scope for the definition of conduct, and new implications in the context of stress testing.

•	New customer protection supervisors in various countries.

•	Updating social and environmental policies, laying out the principles and criteria for action in financing to certain customer segments in the Group

Regulatory capital	pages 281 to 289

*	The 2014 proforma figure includes January 2015 capital increase.

•	The CET1 ratio stands at 10.05%, in line with the Group´s outlook for organic growth, and above the ECB’s required level for 2016 of 9.75%.

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Navigation map

This report contains extensive information on the risks faced by the Group, how it manages and controls these, and the way they affect its activity and results. The report also provides details of the actions taken by the entity to minimise the occurrence of such risks and mitigate their severity.

Following best practice in the market, the following navigation map helps to follow the main issues dealt with in this risk management report through the various documents the Group publishes:

the annual report, the audit report, the annual financial statements and the prudential relevance report (PRI or Pillar III). To further foster transparency, the PRI also includes a glossary of the basic risk terminology used in this section and the PRI itself.

The appendix at the end of the risk report includes a table detailing the location of the EDTF recommendations (EnhancedDisclosure Task Force, promoted by the Financial Stability Board) in the information published by Grupo Santander.

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Map for navigating Grupo Santader’s documents with risk management and control information

Block	Points	Annual Report	Audit Report & Annual accounts	IPR (Pillar III)
Risk function pillars	Risk function pillars	Page 180	Note 54.a	Section 5

	Map of risks	Page 182
	Risk governance	Page 183
	Lines of defence	Page 183
	Risk committees structure	Page 183
	Structural organisation of the risk function	Page 184
	The Group’s relationship with subsidiaries in risk management	Page 185
Risk control and management model	Management processes and tools	Page 185	Note 54.b	Section 5
	Risk appetite and structure of limits	Page 186
	Risk Identification Assessment (RIA)	Page 188
	Analysis of scenarios	Page 189
	Recovery and resolution plans	Page 190
	Risk Data Agreggation and Risk Reporting Framework (RDA & RRF)	Page 191
	Risk culture	Page 192

Background and upcoming challenges	Background and upcoming challenges	Page 194		Sections 2 and 5

	Introduction to the treatment of credit risk	Page 199
	Main magnitudes and evolution (risk map, evolution, conciliation, geographic distribution and segmentation, management metrics)	Page 200
	Detail of main markets: UK, Spain, Brazil	Page 208
	Other risk credit risk optics (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and social and environmental risk)	Page 216	Note 54.c and other notes
Credit risk	Credit risk cycle (pre-sale, sale and post sale)	Page 224	and related	Section 6
	Risk study and process of credit rating, and planning and setting of limits (analysis of scenarios)	Page 224	information
	Decision on operations (mitigation techniques of credit risk)	Page 226
	Monitoring, measurement and control	Page 227
	Recovery management	Page 228

	Activities subject to market risk and types of market risk	Page 230
	Trading market risks	Page 232
	Main magnitudes and evolution	Page 232
	Methodologies	Page 241	Note 54.d
Trading market risk	System for controlling limits	Page 243	and other notes	Section 8
and structural risk	Structural risk balance sheet	Page 244	and related
	Main magnitudes and evolution	Page 244	information
	Methodologies	Page 247
	System of control of limits	Page 248
	Pension and actuarial risks	Page 248

	Introduction to the treatment of liquidity and funding risk	Page 250
Liquidity risk and funding	Liquidity management (organisational model and governance, balance sheet analysis and measurement of liquidity risk, Management adapted to business needs)	Page 250	Note 54.e and other notes and related	Section 9
	Financing strategy and evolution of liquidity in 2015	Page 254	information
	Funding outlook for 2016	Page 260

	Definition and objectives.	Page 261
Operational risk	Risk management model and control of operational risk (management cycle, identification model, measurement and risk assessment, implementation of the model, reporting system)	Page 261	Note 54.f and other notes and related	Section 10
	Evolution of the main metrics. Mitigation measures. Business continuity plan	Page 265	information
	Other aspects of control and monitoring of operational risk	Page 268

	Mission, scope, definitions and purpose	Page 270
	Compliance risk control and supervision	Page 270
	Governance and the organisational model	Page 271	Note 54.g
Compliance and	Regulatory compliance	Page 272	and other notes	Section 11
conduct risk	Governance of products and consumer protection	Page 274	and related
	Anti-money laundering and terrorist financing	Page 275	information
	Reputational risk	Page 275

	Regulatory risk assessment model and risk appetite and exercise	Page 276

Model risk	Model risk	Page 277	Note 54.h

Strategic risk	Strategic risk	Page 280	Note 54.i

	Regulatory framework	Page 282	Note 54.j
Capital risk	Regulatory capital	Page 283	and other notes	Section 4
	Economic capital	Page 286	and related
	Planning of capital and stress test exercices	Page 287	information

Appendix: EDTF transparency	EDTF table of recommendations	Page 290		Section 3

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EXECUTIVE SUMMARY

A. PILLARS OF THE RISK FUNCTION

B. RISK CONTROL AND MANAGEMENT MODEL - Advanced Risk Management

C. BACKGROUND AND UPCOMING CHALLENGES

D. RISK PROFILE

APPENDIX: EDTF TRANSPARENCY

A. Pillars of the risk function

Grupo Santander has set itself the target of achieving excellence in risk management. Throughout its 150 year history, risk management has always been a priority for the Group. In 2015, major progress has been made to anticipate and to meet the big challenges faced against a constantly shifting economic, social and regulatory background.

This means that the risk function is now more crucial than ever for Grupo Santander, as it enables it to be a solid, secure and sustainable bank.

Grupo Santander is focused on building the future through a forward-looking management of all risks, while safeguarding the present through a robust control environment. Thus, its policy is that the risks function is based on the following pillars, which are aligned with the Santander Group’s strategy and business model, that take on board the recommendations of supervisory bodies, regulators and best market practices:

1. The business strategy is defined by the risk appetite. The board of Grupo Santander determines the quantity and type of risk it considers reasonable to assume in the execution of its business strategy and to create targets that are objective, comparable and consistent with the risk appetite for each key activity.

2. All risks have to be managed by the units which generate them using advanced models and tools and integrated in the different businesses. Grupo Santander is promoting advanced

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risk management using models and innovative metrics, and also a control, reporting and escalation framework in order to pinpoint and manage risks from different standpoints.

3. The forward-looking approach for all risk types must be part of the risk identification, assessment and management processes.

4. The independence of the risk function encompasses all risks and provides an appropriate separation between the risk generating units and units responsible for controlling these risks. It implies that the risk function should also have sufficient authority and direct access to management and governance bodies which are responsible for establishing and overseeing risk strategy and policies.

5. Risk management has to have the best processes and infrastructures. Grupo Santander aims to be a benchmark model in developing risk management support infrastructure and processes.

6. A risk culture which is integrated throughout the organisation, composed of a series of attitudes, values, skills and guidelines for action to cope with all risks. Grupo Santander believes that advanced risk management cannot be achieved without a strong and steadfast risk culture which is found in each and every one of its activities.

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Risk management report
Risk control and management model - Advanced Risk Management > Map of risks

EXECUTIVE SUMMARY

A. PILLARS OF THE RISK FUNCTION

B. RISK CONTROL AND MANAGEMENT MODEL - Advanced Risk Management

1. Map of risks

2. Risk governance

3. Management processes and tools

4. Risk culture - Risk Pro

C. BACKGROUND AND UPCOMING CHALLENGES

D. RISK PROFILE

APPENDIX: EDTF TRANSPARENCY

B. Risk control and management model - Advanced Risk Management

The model of managing and controlling risks ensures the risk profile is maintained within the levels set by the risk appetite and the other limits. It also incorporates the adoption of the necessary corrective and mitigation measures to maintain risk levels in line with the defined objectives.

In 2014, the Group launched the Advanced Risk Management (ARM) programme, which is mainly aimed at helping to the Group’s shift towards advanced management, laying down the foundations to have the best enterprise wide risk management model in the financial industry.

Through the roll-out of ARM in 2015 in all the Group units, progress has been made in strategic projects already under way such as the Risk Data Aggregation/Risk Reporting Framework (RDA/RRF), evolving the risk appetite, bolstering the control environment through governance of the risk function, and in developing new initiatives such as model risk management or Advanced Operational Risk Management (AORM), inter alia. The programme is also helping to reinforce the risk culture which is still one of the Group’s hallmarks.

The elements enabling adequate management and control of all these risks derived from Grupo Santander’s activity are set out below.

B.1. Map of risks

Identifying and evaluating all risks is a corner stone for controlling and managing risks. The risks map covers the main risk categories in which Grupo Santander has its most significant exposures, current and/or potential, facilitating this identification.

The first level includes the following risks

Financial risks

•	Credit risk: risk of loss derived from non-compliance with contractual obligations agreed in financial transactions.

•	Market risk: that incurred as a result of the possibility of changes in market factors that affect the value of positions in the trading book.

•	Liquidity risk: risk of not complying with payment obligations on time or doing so with an excessive cost.

•	Structural and capital risks: risk occasioned in the management of the various balance sheet items, including those concerning sufficient equity levels and those resulting from insurance and pension activities.

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Non-financial risks

•	Operational risk: risk of losses resulting from inadequate or failed processes, people and internal systems, or from external events.

•	Conduct risk: risk caused by inadequate practices in the Bank’s relationships with its customers, the treatment and products offered and their adequacy for each specific customer.

•	Compliance and legal risk: risk owing to the breach of the legal framework, norms or regulators’ and supervisors’ requirements.

Transversal risks

•	Model risk: consists of losses arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models.

•	Reputational risk: risk of damages to the way the bank is perceived by public opinion, but its clients, investors or any other interested party.

•	Strategic risk: risk that results are significantly removed from the entity’s strategy or business plan due to changes in the general rules of business and risks associated to strategic decisions. It includes the risk of badly implementing decisions or the lack of response capacity to changes in the business environment.

All risk should be referenced to the basic risk categories established in the Risk Map, in order to organise its management, control and related information.

B.2. Risk governance

In 2015, governance of the risk function was updated and reinforced, by including the best international practices, in order to strengthen the Group’s corporate governance. The responsibilities of the different committees have been defined more clearly, separating risk decision-making and management units which take part in business functions from those responsible for risk control.

The governance of the risk function should safeguard adequate and efficient decision-taking and the effective control of risks, and ensure that they are managed in accordance with the risk appetite defined by the Group’s Top Management and by the units, if applicable.

For this purpose, the following principles are established:

•	Segregation between risk decision-taking and control.

•	Stepping up the responsibility of risk generating functions in the decision making process.

•	Ensuring that all risks decisions have a formal approval process.

•	Ensuring an aggregate overview of all risk types.

•	Bolstering the risk control committees.

•	Maintaining a simple committees structure.

B.2.1. Lines of defence

Banco Santander’s management and control model is based on three lines of defence.

The business functions or activities that create exposure to a risk are the first line of defence. The acceptance or generation of risk in the first line of defence should be adjusted to appetite and the limits defined. In order to tend to this function, the first line of defence must have the resources to identify, measure, manage and report the risks assumed.

The second line of defence consists of the risk control and oversight function and by the compliance function. This line vouches for effective control of the risks and ensures they are managed in accordance with the level of risk appetite defined.

Internal audit is the third line of defence and as the last layer of control in the Group regularly assesses the policies, methods and procedures to ensure they are adequate and are being implemented effectively.

There is a sufficient degree of segregation between the risk control function, the compliance function and the internal audit function, and also between them and other functions which control or supervise them, to ensure that their functions are performed and that they have access to the board of directors and/or its committees through their heads.

B.2.2. Risk committees structure

Ultimately, the board of directors is responsible for risk control and management, and, in particularly, for setting the risk appetite for the Group, and it can delegate its powers to committees. The board uses the risk supervision, regulation and compliance committee (Board Risk Committee, BRC), as an independent risk control and oversight committee. The executive committee of the Group also pays special attention to managing the Group’s risks.

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The following bodies form the highest level of risk governance.

Bodies for independent control Board Risk Committee:

The purpose of this committee is to assist the board in the sphere of risk supervision and control, define the Group’s risk policies, relations with the supervisory authorities and matters of regulation and compliance, sustainability and corporate governance.

It is made up of external non-executive directors (mostly independent ones) and is chaired by an independent director.

The functions of the board risk committee are:

•	Support and advise the board in defining and assessing the risk policies that affect the Group and in determining the risk propensity and risk strategy.

•	Provide assistance to the board for overseeing implementation of the risk strategy and its alignment with strategic commercial plans.

•	Systematically review the exposures with the main clients, economic sectors, geographic areas and types of risk.

•	Know about and assess management tools, ideas for improvement, the progress in projects and any other relevant activity relating to risk control over the course of time, including the internal risk model policy and its internal validation.

•	Support and advise the board as regards supervisors and regulators in the various countries where the Group operates.

•	Oversee compliance with the general code of conduct, of the anti-money laundering and combating terrorism financing manuals and procedures, and, in general, for the rules of governance and the Company’s compliance programme, and make proposals necessary for improvement. In particular, it is the committee’s responsibility to receive information and, where necessary, issue reports on the disciplinary measures for senior management.

•	Supervise the Group’s policy and rules of governance and compliance and, in particular, adopt the actions and measures that results from the reports or the inspection measures of the administrative authorities of supervision and control.

•	Monitor and assess the proposed regulations and regulatory developments that result from their implementation and the possible consequences for the Group.

Risk control committee (RCC):

This collegiate body is responsible for the effective control of risks, ensuring they are managed in accordance with the level of risk appetite approved by the board, permanently adopting an all-inclusive overview of all the risks included in the general risk framework. This duty implies identifying and tracking both current and emerging risks, and gauging their impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) of the Group and is made up of Bank senior management. The risk function, which chairs the committee, and the compliance, financial accounting and control and risk control are represented, at least. The

CROs of local entities will take part in the committee meetings on a regular basis in order to report on the risk profile of the different interiorised, as well as other tasks.

The risk control committee reports to the board risk committee and assists it in its function of supporting the board.

Decision making bodies Executive risk committee (ERC):

This collegiate body is responsible for risk management, due to the powers assigned to it by the board of directors, and, within its field of action and decision making, it addresses all matters relating to risks.

It takes part in risk decision making at the highest level, ensuring that risk decisions are within the limits set out in the Group’s risk appetite, and it reports its activity to the board or its committees whenever it is required to do so.

This committee is chaired by an executive vice president of the board, and includes the chief executive officer, executive directors, and other directors of the entity. The risk function, financial function and compliance function, inter alia, are represented. The CRO of the Group has a right to veto the decisions taken by this committee.

B.2.3. Structural organisation of the risk function

The Group Chief Risk Officer (GCRO) is responsible for the risk function and reports to the Bank’s executive vice-chairman, who is a member of the board of directors and chairman of the executive risk committee.

The GCRO advises and challenges the executive line and also reports independently in the risk, regulatory and compliance committee and to the board.

Advanced risk management has a holistic and forward-looking approach to risks, based on intensive use of models, designed to build up a solid control environment while also complying with the regulator’s and supervisor’s requirements.

The risk management and control model is structured on the following pillars:

•	Coordination of the relationship between the local units and the Corporation, assessing the effective deployment of the risk management and control framework in each unit and ensuring they are aligned to achieve strategic risk targets.

•	Enterprise Wide Risk Management (EWRM) provides a consolidated oversight of all risks to the senior management and the Group’s governance bodies, and the development of the risk appetite and the risk identification and assessment exercise. It also develops risks relations with supervisors and regulators.

•	Control of financial, non-financial and transversal risks (see the map of risks in section B.1. Map of risks), verifying that management and exposure by type of risk is in line with what senior management establishes.

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•	Development within the scope of risk of the policy, methodologies, scenario analyses, stress tests and data infrastructure, and robust risk governance.

B.2.4. The Group’s relationship with subsidiaries in risk management

Regarding the alignment of units with the corporation

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks. These frameworks are established by the Group, and the local units adhere to them through their respective boards of directors, shaping the relations between the subsidiaries and the Group, including the role played by the latter in taking important decisions by validating them.

Over and above these principles and basics, each unit adapts its risk management to its local reality, in accordance with corporate frameworks and reference documents provided by the Corporation, so creating a recognisable risk management model in Grupo Santander.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group operates. The corporate risk divisions act as centralisers and conveyors of these practices.

Furthermore, the Santander Group-Subsidiary Governance Model and good governance practices establishes regular interaction and functional reporting by each local CRO to the GCRO, and also stipulates that the Group must take part in the process of appointing, setting targets, assessment and remuneration of those local CRO, all in order to ensure risks are adequately managed in the Group.

Regarding the structure of committees

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have a statutory risk committee and also an executive risk committee, chaired by the CEO, in keeping with the best corporate governance practices, and homogeneous to those already in place in the Group.

The governance bodies of the subsidiary entities are structured in accordance with the local regulatory and legal requirements and the dimension and complexity of each subsidiary, being coherent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

The administration bodies of the subsidiaries, in accordance with the internal governance framework established in the Group, will define their own model of risk powers (quantitative and qualitative). These local models of assigning powers must follow the principles contained in the reference models and frameworks developed at the corporate level.

Given its capacity of comprehensive (enterprise wide) and aggregated vision of all risks, the Corporation will exercise a role of validation and questioning of the operations and management policies in the various units, insofar as they affect the Group’s risk profile.

B.3. Management processes and tools

Risk appetite	Risk identification and Assessment (RIA)	Recovery and resolution plans

•     Significant improvement in metrics with the greatest granularity and inclusion of new capital, liquidity, and structural and operational risk metrics

•     Significant extension of the risk appetite culture and governance

	• More robust and systematic risk profile assessment • Approach based on: • risk performance • assessment of the control environment • identification of potential risks	• Adaptation to new international guidelines • New crisis management model

Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)	Analysis of scenarios

• Compliance with the principles of BCBS239* for effective risk data aggregation and risk reporting • Structural and operational improvements to enhance reporting of all risks at all levels	• Make strategic planning more robust by challenging the model • Draw up improvement plans for processes and procedures, backed by self-assessment exercises

*	Basel Committee on Banking Supervision.

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B.3.1. Risk appetite and structure of limits

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. Severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring consistency between both of them. The risk appetite is set for the whole of the Group as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

In the 2015 year, the risk appetite local implementation process was completed, and it was bolstered by all units signing up to the corporate risk appetite Framework. This framework sets out common requirements across the entire organisation in processes, metrics, governance bodies, controls and corporate standards for integration in risk appetite management, and it is also cascaded down in an effective and traceable way to management policies and limits.

In 2015, the Group also moved ahead in aligning strategic planning with risk appetite. The business plans for the next three years were approved while also analysing their consistency with local appetites and the Group appetite in all units. Likewise, crisis management plans in 2015 were directly linked to risk appetite metrics and limits.

The scope of the metrics has also been broadened, improving coverage of operational, liquidity and structural risk, and with a greater focus on losses and capital stress metrics.

In 2016, the Group will make further efforts towards ongoing improvement and deeper analysis of risk appetite within the Advanced Risk Management (ARM) programme. It will seek to reinforce the treatment of non-financial risks, defining specific plans for management and treatment of risk appetite, inter alia.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the risk appetite in Grupo Santander is consistent with its risk culture and banking business model from the risk perspective. The main elements that define this business model and which are behind the risk appetite are:

•	A general medium-low and predictable risk profile based on a diversified business model, focused on retail and commercial banking and with an internationally diversified presence and with important market shares, and a wholesale banking business model that gives priority to relations with clients in the Group’s main markets.

•	A stable and regular earnings and shareholder remuneration policy, underpinned by a sound base of capital and liquidity and an effective diversification strategy in terms of sources and terms.
•	An organisational structure based on subsidiaries that are autonomous and self-sufficient in capital and liquidity, minimising the use of non-operational or shell companies, and ensuring that no subsidiary has a risk profile that jeopardises the Group’s solvency.

•	An independent risk function with very active involvement of senior management that guarantees a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	A management model that ensures a global and inter-related view of all risks, through an environment of control and robust monitoring of risks, with global scope responsibilities: all risk, all businesses, all countries.

•	Focus in the business model on those products that the Group knows sufficiently well and has the management capacity (systems, processes and resources).

•	The development of its activity on the basis of a conduct model that oversees the interests of clients and shareholders.

•	Adequate and sufficient availability of staff, systems and the tools that guarantee maintaining a risk profile compatible with the established risk appetite, both at the global and local levels.

•	A remuneration policy that has the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and that these are consistent with the evolution of the Bank’s long-term results.

Corporate risk appetite principles

The following principles govern Grupo Santander’s risk appetite in all its units:

•	Responsibility of the board and of senior management. The board is the maximum body responsible for setting the risk appetite and supporting regulations, as well as supervising compliance.

•	Enterprise Wide Risk, backtesting and questioning risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators. This enables the board and senior management to question and assimilate the current risk profile and that envisaged in business and strategic plans and its coherence with the maximum risk limits.

•	Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment as well as in the medium term, taking into account both the most probable circumstances as well as stress scenarios.

•	Linkage with strategic and business plans, and integration in management. The risk appetite is a benchmark in strategic and business planning and is integrated into management through a bottom-up and top-down focus:

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•	top-down vision: the board must lead the setting of the risk appetite, vouching for the disaggregation, distribution and transfer of the aggregated limits to the management limits set at the portfolio level, unit or business line.

•	bottom-up vision: the risk appetite must emanate from the board’s effective interaction with senior management, the risk function and those responsible for the business lines and units. The risk profile contrasted with the risk appetite limits will be determined by aggregation of the measurements at the portfolio, unit and business line level.

•	Coherence in the risk appetite of the various units and common risk language throughout the organisation. The risk appetite of each unit of the Group must be coherent with that defined in the remaining units and that defined for the Group as a whole.

•	Regular review, continuous backtesting and adapting to the best practices and regulatory requirements. Assessing the risk profile and backtesting it against the limits set for the risk appetite must be an iterative process. Adequate mechanisms must be established for monitoring and control that ensure the risk profile is maintained within the levels set, as well as taking corrective and mitigating measures that are necessary in the event of non-compliance.

Limits structure, monitoring and control

The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each unit of the Group or the Group as a whole is prepared to assume.

Fulfilling the risk appetite limits is continuously monitored. The specialised control functions report at least every quarter to the board and its risk committee on the adequacy of the risk profile with the risk appetite authorised.

The excesses and non-compliance with the risk appetite are reported by the risk control function to the relevant governance bodies. The presentation is accompanied by an analysis of the causes that provoke it, an estimation of the time they will remain this way as well as the proposed actions to correct the excess when the corresponding governance body deems it opportune.

Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

The management policies and structure of the limits used to manage the different types and categories of risk, which are described in greater detail in sections D.1.5.2. Planning (Strategic Commercial Plan), D.2.2.3. and D.2.3.3. Systems for controlling limits in this Report, have a direct and traceable relation with the principles and limits defined in the risk appetite.

In this way, the changes in the risk appetite are transferred to changes in the limits and controls used in Santander’s risk management and each one of the business and risk areas is responsible for verifying that the limits and controls used in their daily management are set in such a way that they cannot fail to comply with the risk appetite limits. The risk control and supervision function will then validate this assessment, ensuring the adequacy of the management limits to the risk appetite.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, both in current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that Santander’s senior management wants to adopt or maintain in the development of its business model:

•	The volatility in the income statement that the Group is willing to accept.

•	The solvency position that the Group wants to maintain.

•	The minimum liquidity position that the Group wants to have.

•	The maximum levels of concentration that the Group considers reasonable to admit.

•	Qualitative aspects and supplementary metrics.

■ Core areas of appetite and key metrics

Volatility of results	Solvency	Liquidity	Concentration	Complementary aspects

• Maximum loss the Group is prepared to accept under a scenario of acute tension • Maximum technological and operational risk (RTO) • Sensitivity of net interest margin to changes in interest rates	• The minimum capital position the Group is prepared to accept under a scenario of acute tension • Impact in CET1 ratios in specific tension exercises for its main types of risks	• Minimum structural liquidity position • Minimum liquidity horizon position that the Group is prepared to accept under a scenario of acute tension	• Concentration by individual customer • Concentration by top-N • Concentration in non-investment grade counterparties • Sector concentration • Concentration in high-volatility portfolios	• Qualitative operational risk indicators: • Fraud • Technological • Cyber risk and security • Litigation • Other... • Qualitative restrictions

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Volatility of results

Its object is to limit the potential negative volatility of the results projected in the strategic and business plan in the event of stress conditions.

This axis contains metrics which measure the behaviour and evolution of real or potential losses in the business.

Stress tests included at this level measure the maximum level in the fall in results, under adverse conditions, in the main types of risk to which the Bank is exposed, with a feasible probability of occurring and similar by risk type (so that they can be aggregated).

Solvency

The object of this axis is to ensure that risk appetite adequately considers the maintenance and upkeep of the entity’s equity, keeping capital higher than the levels marked by regulatory requirements and market demand.

Its purpose is to determine the minimum level of capital which the entity considers it needs to maintain to cope with potential losses under both normal and stressed conditions and arising from its activity and from its business and strategic plans.

This capital focus included in the risk appetite framework is supplementary and consistent with the Group’s capital objective approved within the capital planning process implemented in the Group and which extends to a period of three years (further details are provided in chapter D.8 Capital risk of this report and the Prudential Relevance Report -Pillar III-).

Liquidity position

Grupo Santander has developed a funding model based on autonomous subsidiaries that are responsible for covering their own liquidity needs. On this basis, liquidity management is conducted by each subsidiary within a corporate framework of management that develops its basic principles (decentralisation, equilibrium in the medium and long term of sources-applications, high weight of customer deposits, diversification of wholesale sources, reduced recourse to short-term funds, sufficient reserve of liquidity) and revolves around three main pillars (governance model, balance sheet analysis and measurement of liquidity risk, with management adapted to business needs). D.3 Liquidity risk and funding of this Report has more information on the corporate framework Liquidity risk and funding of this Report.

Santander’s liquidity risk appetite establishes demanding objectives of position and time frames for systemic stress scenarios (local and global) and idiosyncratic. In addition, a limit is set on a structural funding ratio that relates customer deposits, equity and medium and long term issues to structural funding needs.

Concentration

Santander wants to maintain a widely diversified risk profile from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s retail and commercial banking focus with a high degree of international diversification.

This level includes individual maximum exposure limits with customers, aggregated maximum exposure with major counterparties, maximum exposure by activity sectors, in Commercial Real Estate and in portfolios with a high risk profile. Customers with an internal rating lower than investment grade or equivalent or which are in excess of a certain degree of exposure are also monitored.

Qualitative aspects and other complementary metrics

This seeks to delimit risk exposures in a complementary way to the previous pillars.

Risk limits expressed both qualitatively (for example, the ban on operating with complex market products) as well as expressed in other quantitative metrics (for example, operational risk indicators) are studied so that relevant risks not considered in the other categories can be controlled. A qualitative indicator on the state of management is incorporated in operational risk, based on the results of indicators on other issues including governance and management, budgetary compliance, quality of the data bases of events, and corporate self-assessment questionnaires on the control environment. An indicator of compliance and reputational risk is also incorporated from an assessment matrix created for the purpose.

B.3.2. Risk identification and assessment (RIA)

Banco Santander, as part of its routine management, identifies and assesses the risks to which it is exposed in the countries in which it operates, and which are inherent in its activity.

In late 2014 the Group launched a corporate Risk identification & assessment exercise with the aim of making the Group’s risk profile assessment more robust and systematic. In 2015, the risk profile of the Group, its units and the most important risk types have been assessed, and a high degree of correlation was obtained between the sensitivity to risk factor results in the Risk identification and assessment (RIA) exercise and the corporate ICAAP stress scenarios.

The Group has also made headway in the methodological development of the corporate Risk Identification and Assessment exercise, underlining the importance of the identification and assessment of potential risk factors for the Group, greater stringency in assessing the control environment, extending the scope of the exercise and a more robust link with generating idiosyncratic scenarios in capital planning.

Risk identification & assessment is one of the initiatives which form part of the ARM (Advanced Risk Management) programme which pursues the goal of advanced risk management in order to ensure Santander is a solid and sustainable bank in the long term.

It also complies with regulatory requirements concerning a more in-depth understanding of the Group’s risk profile and the importance attached to pinpointing, assessing and evaluating the entity’s top risks, the associated control environment and any potential factors which could jeopardise the success of the Group’s strategic plan.

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According to the methodology used in the RIA exercise, three factors are taken into account in determining the Group’s risk profile:

•	Risk performance, indicating the profile by risk type and business activity.

•	Control environment to objectively establish a self-assessment regarding the effectiveness of risk management and control in accordance with pre-established targets and a defined control model.

•	Top Risks to identify the material risks which could jeopardise strategic and business targets, and setting up action plans, which are then monitored.

One of the most important points for the RIA exercise is to develop a methodology to identify current material risks which senior management considers to be an area of attention. Such risks are considered to be risks which could alone, or in combination with other risks, have a significant impact on the Bank’s results, on its financial position and its capacity to maintain appropriate capital levels.

It is also used to identify what are known as emerging risks, in other words risks which could potentially have an adverse impact on the Group’s future performance, although their result and horizontal time frame are uncertain and difficult to predict (for further details see section ‘Emerging risks’ from chapter C. Background and upcoming challenges).

Looking towards 2016, the Group has its sights set on reinforcing the identification and assessment exercise, including all risks and extending the scope to all entities in which the Group has a presence.

B.3.3. Analysis of scenarios

Banco Santander conducts advanced management of risks by analysing the impact that different scenarios could provoke on the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables as well as other variables that affect management.

Analysis of scenarios is a very useful tool for senior management as it enables the Bank’s resistance to stressed environments or scenarios to be tested, as well as put into effect measures to reduce the Bank’s risk profile to these scenarios. The objective is to maximise the stability of the income statement and the levels of capital and liquidity.

This forward looking vision has helped Santander to remain among the select group of international banks that throughout the crisis generated profits and maintained its dividend policy.

The robustness and consistency of the exercises of scenario analysis are based on three pillars:

•	Developing mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal of the Bank and external of the market), as well as simulation models.

•	Including the expert judgement and know-how of portfolios, questioning and backtesting the result of the models.

•	The backtesting of the result of the models against the observed data, ensuring that the results are adequate.

Uses of analysis of scenarios

•	Regulatory uses: scenario stress tests are performed using the guidelines set by the European regulator or each one of the national regulators who oversee the Bank’s activity.

•	Internal exercises of self-assessment of capital (ICAAP) or liquidity (ILAAP) in which while the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels in the face of different stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite. Contains stressed metrics on which maximum levels of losses (or minimum of liquidity) are established that the Bank does not want to exceed. These exercises are related to capital and liquidity exercises, although they have different frequencies and present different granularity levels. The Bank continues to work to improve the use of analysis of scenarios in risk appetite and ensure an adequate relation of these metrics with those used in daily risk management. For more detail see sections B.3.1. Risk appetite and structure of limits and D.3. Liquidity risk and funding of this Report.

•	Daily risk management. Analysis of scenarios is used in processes for budgeting processes and strategic planning, in the generation of commercial policies of risk admission, in the global analysis of risks by senior management or in specific analysis on the profile of activities or portfolios. Further details are provided in the sections on credit risk (section D.1.5.2. Planning (Strategic commercial plan), market risk (D.2.2.1.6. and D.2.2.2.3. Analysis of scenarios) and liquidity risk (D.3.2.2. Balance sheet analysis and measurement of liquidity risk).

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Scenario analysis project in the Advanced Risk Management programme

The scenario analysis project has been added to the other initiatives which form part of the Advanced Risk Management (ARM) programme, with the aim of improving management through metrics and advanced models. This project is divided into four core areas:

•	Tool for analysing scenarios: installation of an advanced tool for estimating losses with greater soundness and computerisation of information handling, with the capacity to aggregate various types of risk and with an environment of multi user execution.

•	Governance: review of the framework of governance of the exercises of scenario analysis in order to adjust to their growing importance, greater regulatory pressure and best market practices.

•	Methodology: preparing plans to develop statistical stress models which have sufficient precision and granularity to meet requirements, not only of current regulation and supervision, but also to improve predictive risk capacity in accordance with advanced management.

•	Processes and procedures: continuous self-assessment exercises and improvement plans to evolve processes in the context of advanced scenario analysis management.

B.3.4. Recovery and resolution plans

In 2015, the Bank prepared the sixth version of its corporate recovery plan, the most important part of which envisages the measures available to emerge on its own from a very severe crisis. This plan was initially prepared at the behest of the European Central Bank, which has become the main supervisor of Grupo Santander (mandate assigned under the Single Supervisory Mechanism, which came into force on 4 November, 2014), on the basis of regulations applicable in the European Union1. The Plan also considers the non-binding recommendations made in this area by international bodies such as the Financial Stability Board—FSB2).

As with the previous versions from 2010 to 2014, the Group presented the plan to the relevant authorities (for the first time, to the ECB in December, unlike in other years when it was submitted to the Bank of Spain) for it to be assessed in the first half of 2016.

This plan comprises of the corporate plan (covering to Banco Santander) and the individual plans for the main local units (United Kingdom, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal), thereby meeting the commitment made by the Bank with the authorities in 2010. It is important to note the cases of the countries referred to above belonging to the European Union, where, apart from the fact that they are mandatory as the form part of the corporate plan, they also need to be completely developed due to regulatory initiatives arising from the transposition of Directive 2014/59/EU (European Union Crisis Management Directive) to their local legislations.

During 2015, the Group has adapted the plan structure and content to the new international guidelines, taking advantage to introduce improvements concerning potential crisis situation in the governance chapters (these improvements largely concern the indicators structure and the general crisis situation governance) and in strategic analysis.

The Group’s senior management is fully involved in preparing and regularly monitoring the content of the plans, through specific committees of a technical nature, as well as monitoring at the institutional level which guarantee that the content and structure of the documents are adapted to local and international regulations in crisis management, which have been in continuous development for the last years.

The board of directors is responsible for approving the corporate plan, once the plan’s content and data have been previously submitted and discussed in the bank’s main management and control committees (executive committee, board risk committee, executive risk committee, capital committee). The individual plans are approved by the local bodies and always in coordination with the Group, as these plans must be part of the corporate plan.

During 2016, the Group will continue to introduce improvements in the recovery plans, seeking to adopt developments in this domain which are observed in the market, as well as those necessary to fully adapt the local plans structure to the new European corporate framework, taking into account any restrictions arising from local authorities.

Regarding resolution plans, the authorities which take part in the Crisis Management Group (CMG) have adopted a common approach on the strategy to follow for the Group’s resolution plan that, given the legal and business structure with which Santander operates, corresponds to the so called multiple point of entry (MPE); they have signed the cooperation agreement on resolution (COAG); and have developed the first resolution plans. The corporate plan was analysed in a meeting of the Crisis Management Group held on 3 December. The Group continues to cooperate with the competent authorities in the preparation of resolution plans, providing all the information that the authorities might require.

As a case apart, in the US resolution plans are the responsibility of the banks themselves. The Group has presented the third version of the local resolution plans (one for all of the Group’s activities in the US, in line with the Federal Reserve’s regulations, and the other only covering Santander Bank, as the deposit-taking institution subject to the regulations of the Federal Deposit Insurance Corporation (FDIC).

1.	Fundamentally, Directive 2014/59/UE (the ‘European Union Crisis Management Directive’); recovery regulatory implementations by the EBA in force (EBA/RTS/2014/11; EBA/GL/2014/06; EBA/GL/2015/02); EBA technical recommendation to the Commission regarding the identification of core business lines and critical functions (EBA/ op/2015/05); EBA regulatory developments pending approval (EBA/CP/2015/01 on ITS resolution item templates); EBA regulatory developments which do not directly concern recovery but with important implications (EBA/GL/2015/03 on early warning triggers); local regulation of Spain: Credit entities and investment service firms recovery and resolution Act 11/2015.
2.	FSB Key Attributes of Effective Resolution Regimes for Financial Institutions (15 October 2014, following the update of the first publication in October 2011).

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B.3.5. Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years, the Group has developed and implemented the necessary structural and operating improvements to reinforce and consolidate enterprise wide risk, based on complete, precise and regular data. This allows the Group’s senior management to assess risk and act accordingly.

Against this background, Santander believes that regulatory requirements are aligned with the strategic risk transformation plan, and hence at the current date the Group complies with the standards set forth in the BCBS 239 regulation. The core aim of this project, which was launched in early 2015 and which has been successfully completed in 2015, was to ensure that the risk data reported to senior management will include the basic principles of Risk Data Aggregation (RDA).

Risks reports contain appropriate balance between data, analysis and qualitative comments, include forward-looking measures, risk appetite data, limits and emerging risks, and are distributed in due time and form to the senior management.

In the field of governance, the risk data and information quality committee was set up, and will be responsible for applying measures decided by the board in this area; a common data management methodology was also implemented using the pertinent models, procedures and guidelines.

The Group is equipped with a common reporting taxonomy which covers all the significant risk areas within the organisation, and which is in keeping with the Group’s size, risk profile and activity.

The senior management receives the following reports to ensure adequate risk management and decision making:

•	Group risks report

•	Risk factor reports:

•	Credit risk.

•	Market and structural risks.

•	Operational risk.

•	Capital.

•	Commercialisation compliance.

•	Regulatory compliance.

•	Anti-money laundering (AML).

•	Non-prudential risk (SAC).

•	Risk units of each unit

Important technological developments have been implemented, allowing the Group to improve data aggregation capacities in a complete, exact, reliable and traceable way. The data throughout the Group (enterprise wide) is limited to a defined data taxonomy which is registered in a single data dictionary which is accessed by authorised bank risks personnel.

One of Grupo Santander’s commitments is to introduce new technologies to enhance data use, management and analysis. All these questions are addressed in pluri-annual plans adapted to the real situation of the Corporation and the geographies in which we operate.

B.3.6. Control environment

The risk management model has a control environment that guarantees adequate control of all the risks, contributing a comprehensive vision of them. This control is carried out in all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and risk profile are within the mandates established by both the board as well as regulators.

The main functions that ensure effective control are:

1.	Clearly assigning responsibilities in risk generating units through decision making and control of their activities.

2.	Specialised control of each risk factor.

3.	Supervision and aggregated consolidation of all risks.

4.	Assessment of control mechanisms.

5.	Independent assessment by internal audit.

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B.4. Risk culture - Risk Pro

Our internal culture (The Santander Way) includes a Santander way of managing risks; a Santander risk culture which we call ‘risk pro’, which is one of our main competitive advantages on the market.

Grupo Santander’s robust risk culture is one of the key reasons why it has been able to cope with changes in economic cycles, customers’ new demands, increased competition, and to be considered as an entity which earns the trust of its employees, customers, shareholders and its communities.

Against a background of constant changes, with new types of risks and greater requirements by regulators, Grupo Santander wishes to maintain an excellent level of risk management in order to achieve sustainable growth.

Excellence in risk management is thus one of the strategic priorities that has most shaped the Group’s development. This involves consolidating a strong risk culture in the Group, a risk culture which all Grupo Santander employees are familiar with and which they apply.

This risk culture is defined through five principles which must necessarily form part of all the Group’s employees’ day-to-day activities:

Accountability, because all units and employees (no matter what function they perform) should know of and understand the risks incurred in their daily management and be responsible for identifying, assessing, managing and reporting.

Resilience, which is a combination of prudence and flexibility. All employees have to be prudent and steer clear of any risks they are not familiar with or which are in excess of the established risk appetite. They must also be flexible, because risk management has to quickly adapt to new environments and unexpected scenarios.

Challenge, because ongoing debate is encouraged throughout the Group. We always ask ourselves how to manage risks in a proactive, positive and open way, giving us an overview which allows us to anticipate future challenges.

Simplicity, because universal risk management needs clear processes and decisions which are documented and easily understood by employees and customers.

And, of course, customer focus. All risks actions are focused on the customer, on his or her long term interests. Our aim at Grupo Santander is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities. We can achieve this goal by making a proactive contribution to help our customers prosper with excellent risk management.

The risk pro risk culture is being reinforced in all Grupo Santander units through three drivers:

•	Development of a model for the Advanced Risk Management (ARM) programme. This is a solid and integrated programme which is designed to build towards the future using a forward-looking management and overview of all risks, which also safeguards our present with a strong control environment. For Grupo Santander, advanced risk management is a priority in its long-term objective of continuing to be a solid and sustainable bank.

•	In the first phase of ARM, all the Group’s banks have been aligned with regulatory guidelines and have established the milestones for the roll-out of the programme’s initiatives. One of most important points is to have solid corporate governance of the risk function.

•	Developing capacities and attitudes to achieve advanced risk management. A far-reaching plan has been set in motion for all Group units and employees to know about the risk culture, clearly understand its implications and for them to think carefully about how to improve their risk management attitudes and behaviour. This plan will continue its deployment in the coming years.

•	Setting up and monitoring measures to determine the risk culture status throughout the Group. The Bank is collecting evidence, using systematic monitoring, of the culture initiatives which have been set in motion, to gauge the degree of knowledge of the risk culture and to be able to continuously identify areas for improvement and action plans.

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Training activities

Training is one of the ways in which the Group builds upon the risk culture. Through the corporate risk school, Santander guarantees that all its risk professionals are trained and developed with uniform criteria. The corporate risk school has now been functional for ten years, since 2005. During these ten years, it has worked side by side with the 10 local schools to enhance Santander’s leadership in this sphere, continuously strengthening the skills of executives and employees.

In 2015, 24,499 hours of training hours were taught by 6.271 Group employees. The corporate risk school trains professionals from other business areas, particularly retail and commercial banking, so as to align the demanding risk management criteria to business goals.

In 2016, the goal is to extend this training to the entire Group, through launching new training activities and with the help of new digital technologies in order to achieve more effective and innovative training.

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EXECUTIVE SUMMARY

A. PILLARS OF THE RISK FUNCTION

B. RISK CONTROL AND MANAGEMENT MODEL - Advanced Risk Management

C. BACKGROUND AND UPCOMING CHALLENGES

D. RISK PROFILE

APPENDIX: EDTF TRANSPARENCY

C. Background and upcoming challenges

Growth in the global economy slowed in 2015 because the steady resurgence in developed countries, which has been more vigorous in the US and the United Kingdom but also in the Eurozone, was significantly offset by the downturn in emerging markets.

Growth has been lower than was expected at the start of the year. In developed economies, this has been the case due to specific circumstances which dragged on the US economy in early 2015, even though by December this did not stop the FED from implementing a slight rise in interest rates. In the Eurozone, the year saw moderate improvement until Greece’s third bail-out and the point at which the ECB began to apply a more active policy (quantitative earing). Emerging countries have been impacted by the slowdown in China (and the change in China’s growth mix), the fall in commodity prices, geopolitical problems and some measure of decline in financing conditions (lower capital outflows, rise in risk premiums, stock market falls).

Against this background, Banco Santander has a medium-low risk profile, with improved credit quality as evidenced by its core ratios: NPL ratio of 4.36% (- 83 b.p. vs. December 2014), cost of credit 1.25% (-18 b.p. vs. December 2014 ) and a coverage ratio of 73% (+6 p.p higher than in December 2014).

During 2015, the regulatory background has once again been shaped by highly demanding prudential requirements. These are some of the highlights which have happened this year:

•	The BCBS’s review of the initial proposals for credit, market and operational risk prudential frameworks.

•	Regulatory progress concerning loss absorption mechanisms in the event of resolution situations (MREL and TLAC).
•	Publication by the European Banking Authority (EBA) of the results of the transparency exercise, a preliminary step before the stress tests to be held in 2016.

•	Entities’ progress in projects designed to address regulatory changes regarding provisions, to come into force from 2018 on according to the IFRS 9 standard [refer to details in Table 1].

Regulatory compliance is a priority for Grupo Santander, and as such the Group constantly keeps track of new regulatory developments. Particularly worthy of note in 2015 were the steps forward taken in developments designed to satisfy the requirements of the Volcker rule (further details in section 3. Market regulations, section D.5.4. Regulatory compliance) and international standards on risk data aggregation (RDA) (further details in section B.3.5. Risk Data Aggregation & Risk Reporting Framework).

From the supervisory standpoint, 2015 marks one year since the coming into force of the Single Supervisory Mechanism (SSM). Supervisory activity by Eurozone banking entities has been conducted through the joint supervisory teams (JST) and through common ongoing supervision which includes the methodology known as the Supervisory Review and Evaluation Procedure (SREP3). This methodology is based on four key areas:

a.	Analysis of business model;

b.	Assessment of internal governance and global controls;

c.	Assessment of capital risks; and

d.	Assessment of liquidity risks.

3.	According to the document published by the European Banking Authority (EBA): Guidelines on common procedures and methodologies for the supervisory review and evaluation process (SREP)

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Regular supervision based on the SREP methodology is complemented with customised inspections by the supervisor, either jointly by several supervisory entities (in which case it is called a ‘thematic review’), or through individualised analysis of a particular topic within an entity (in situ inspection).

Emerging Risks

The banking sector currently has to face new a plethora of new risk of different nature and sizes. By identifying and monitoring these emerging risks, the Group can adopt a forward-looking approach to risk management, enabling the senior management to deploy action plans to address detected threats and also to adapt the Group’s risk appetite accordingly. The Group uses the Risk Identification and Assessment (RIA) exercise, referred to above, to pinpoint and assess these risks. The most important risks are as follows:

Macroeconomic environment: the main sources of macroeconomic uncertainty which could impact Banco Santander’s business activity in the coming year are as follows:

•	The sustained low interest rate environment in Europe.

•	The impact which divergent monetary policies could have on the different economies, with potential implications regarding exchange rates and financial stability due to:

•	The increase in interest rates in the United States and how quickly the increases are applied (flight to quality).

•	Extensions of the quantitative easing programme by the ECB, and

•	Monetary expansion in China and Japan.

•	Possible liquidity stresses on markets.

•	The adjustment in the Chinese economy and its productive model.

•	Changes in commodity prices and their impact on both emerging markets and developed economies.

•	The decline in Brazil’s economic and fiscal situation

Banco Santander’s business model, based on geographic diversification and a customer-focused bank, leads to more stable results even in periods of macroeconomic uncertainty, ensuring a medium-low profile.

Competitive setting: the financial industry faces the challenge of adapting the way it does business to customers’ new needs. Digital transformation is a key factor for the future of the financial sector. New competitors have sprung up through this transformation: financial start-ups, large technological companies, etc., which are making inroads into different segments of the financial sector, Banco Santander has identified and assessed this risk in its business and so has managed to turn this threat into an opportunity. Innovation and digital transformation are one of the cornerstones of our business model: A number of different initiatives have been launched: investments through Santander InnoVentures in start-ups such as MyCheck, iZettle, Cyanogen, etc., alliances with business schools, progress in use of big date techniques, etc.

Another factor to be considered is that part of financial activity, and thus also its risks, has been shifted towards entities which are subject to less regulation: what is known as shadow banking. Supervision and regulation of this type of banking has to be reinforced in order to safeguard the solvency of the financial system and to allay possible knock-on effects to the rest of the sector, thereby ensuring a competitive environment with a level playing field.

Regulatory environment: the financial crisis is the root cause of the speedy action taken by authorities to implement regulatory proposals in recent years. Entities have had to cope with substantial implementation and compliance costs due to this shifting background and the increasingly more demanding requirements, and as a result ROE has been considerably reduced.

2016 is expected to be an important year in which the Basel Committee on Banking Supervision will complete its tasks aimed at creating a more simple, comparable and risk-sensitive prudential framework. Having already completed the treatment of market risks, we expect to have finished reviewing credit risk, operational risks and IRB models by the end of the year. A hybrid approach - in which internal models can be used, but with limitations - is expected.

In Europe, the final agreement regarding the structural reform proposal (segregation of wholesale and retail activities) is still to be resolved, due to a lack of consensus about the supervisor’s role and the degree of discretionality/automatism in applying this measure. In the area of retail financial services, the European Commission wants to analyse what restrictions are in place that would impede the development of a single common market. In 2016, we also expect to make progress in national transpositions of the Markets in Financial Instruments Directive (MIFID II) and the Payment Accounts Directive.

For the financial industry, it is crucial to have a stable and enduring regulatory framework, allowing banks to make valid mid-term strategies, and to constantly as the global impact of that framework so as to ensure a healthy balance between financial stability and economic growth. The regulatory proposals described above, together with recent proposals for new banking taxes (in the UK and Poland), some of which are still being discussed, such as the European Financial Transaction Tax, are causing further uncertainty.

Geopolitical backdrop: instability in international relationships, which a priori affects the volatility of financial variables and which can affect the real economy, gives rise to geopolitical risk. Evidently, the main sources of instability as we look towards the future are the debate in the UK on whether to remain in the EU (Brexit), the economic cycle in Spain, the Russia-Ukraine crisis, conflicts in the Middle East, the refugee crisis and international terrorism. Yet again, balanced geographical diversification between developed and emerging allays the possible impact of the stresses triggered by this kind of risk.

Lastly, concerning non-financial risks, the number of cybersecurity incidents which affect all sectors, including the financial sector, is steadily on the rise. In view of the importance and possible impact of this type of risk, the Bank continues to apply preventive measures so as to be ready to deal with any kinds of incidents of this nature. These types of measures are outlined in section D.4.4. Mitigation measures of Operational risk.

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Table 1: New financial instruments classification and assessment model (IFRS 9)

1. Introduction

In July 2014, the International Accounting Standards Board (IASB) approved International Financial Reporting Standard 9 - Financial Instruments (IFRS 9), to replace IAS39 – Financial instruments: recognition and assessment, in accordance with the guidelines which were prepared during the G-20 meeting in April 2009.

IFRS sets out the requirements for recognition and measurement of both financial instruments and certain types of contracts for the sale of non-financial items. It will be applicable from 1 January 2018 on, and will have to be previously approved by the European Union.

2. Model proposed by IFRS 9

The main new developments of the standard are as follows:

2.a Classification of financial instruments

The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at amortised cost, at fair value with changes in equity, or at fair value with changes in profit/loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in P/L under certain conditions.

2.b Credit risk impairment model

The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

Scope of application

The IFRS 9 asset impairment model is applicable to financial assets valued at amortised cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, depending on the phase each instrument has with regard to its credit risk:

•	Phase 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. If applicable, the valuation correction for losses will amount to the possible credit expected losses arising from possible defaults with ta period of 12 months following the reporting date.

•	Phase 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialised, then the financial instrument will be included in this phase. In this case, the amount of the valuation correction for losses will be the expected losses owing to defaults throughout the residual life of the financial instrument.

•	Phase 3: a financial instrument will be included in this phase when it is considered to be effectively impaired. In this case, the amount of the valuation correction for losses will be the expected losses for credit risk throughout the residual life of the financial instrument.

Impairment estimation methodology

In these three phases of financial instruments, the value correction for losses indicated must be an amount equivalent to the expected loss for default within a period of 12 months following the reporting date, except for those cases in which there has been a significant increase in risk since the initial registration date. In the latter case, the valuation correction will be the same amount of the expected loss for credit events during the rest of the expected life of the financial instrument.

The required methodology for calculating expected loss for credit events will based on an unbiased consideration weighted for the probable occurrence of a range of future scenarios which could affect the receipt of the contractual cash flows, always taking into account the temporary value of money, and all the available and relevant information about past occurrences, current conditions and predictions regarding changes in macroeconomic factors which are proven to be important for the purpose of estimating this amount.

For financial assets, a credit loss is the current value of the difference between the contractual cash flows owed to the entity according to the contract and the cash flows which the entity expects to receive.

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For undrawn loan commitments, a credit loss is the current value of the difference between the contractual cash flows owed to the entity if the holder of the loan commitment draws the loan and the cash flows which the entity expects to receive if the loan is drawn.

Expected loss is measured using the following factors:

•	Exposure at Default (EAD): the amount of the transaction exposed to credit risk referring to the period in which the likelihood of the counterparty defaulting is considered. This amount will be estimated in cases in which the transaction repayment schedule may be modified, subject to the standard.

•	Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the ability to demand additional collateral and the future cash flows that are expected to be recovered. According to the standard, future information will have to be taken into account to estimate it.

•	Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into account, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into account such losses, and it will be known as the effective interest rate adjusted for credit risk.

Impairment registration

The main new development as against the current standard concerns assets measured at fair value with changes in other comprehensive income, where the part of the changes in fair value due to expected credit losses in the profit and loss account will be registered in the year in which the change occurs, and the rest will be entered in another comprehensive income.

2.c Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments.

Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy.

3. IFRS 9 implementation strategy

The Group has established a workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Group units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Group is working towards defining an objective internal model and analysing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards.

The Group has set up a regular committee to manage the project governance structure, and a task force which is responsible for its tasks, and also assuring that the pertinent responsible teams take part.

Risks, Financial Accounting & Control and Technology and Operations are the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies indicated above.

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The project’s main phases and milestones are as follows:

•	Analysis / Diagnosis (2015 and first half of 2016): this phase consists mainly of analysing the standards and their impact on the Group’s processes.

•	Design and development (2015 and 2016) this phase consists of the definition of functional requirements and transposition of requirements to the technological field, selection and development of necessary systems, identification of necessary data inputs, and construction of the new operational model to comply with regulatory requirements.

•	Implementation (2016-2017): this phase consists of the model stabilisation, creation of stable and validated reports and the optimisation of execution times, in order to ensure that the model is effectively implemented.

•	Parallel Execution (2017): this phase consists mainly of the transition to the new operational model by testing the model’s effective operation, simulation calculations, and generating comparable information and reporting in parallel with the current model, so as to verify the consistency of the models and the reporting systems, and to help management to understand the assumptions and sensitivities involved.

•	Entry in force of standard: 1 January 2018.

4. Guidelines and complementary rules

In addition to the standards issued by IASB, a number of regulatory and supervisory bodies have issued further considerations both in regard to the impairment model for financial instruments in IFRS 9, and items directly relating to it. These include the following documents and initiatives:

•	Basel Committee on Banking Supervision - Guidelines concerning credit risk and accounting of expected credit losses (December 2015, definitive status): using 11 supervision principles and guidelines, the document issued by the Basel Committee on Banking Supervision provides a guide to good credit risk practices associated with the implementation and ongoing application of accounting frameworks for calculation of expected credit losses, and, in particular, for IFRS 9.
•	European Banking Authority (EBA) – The EBA 2016 Annual Work Programme (September 2015): establishes a work plan which includes, inter alia: a quantitative and qualitative analysis of IFRS 9 as a result of the technical standards and guidelines which the European Banking Authority will develop to provide advise in accounting and auditing.

•	European Banking Authority (EBA) – Draft Guidelines in the application of definition of default under article 178 of EU Regulation no. 575/2013 (September 2015, consultation status): the object of the document is to give the sector guidelines which can be used to harmonise the default definition used in internal models towards those existing for regulatory purposes.

•	Enhanced Disclosure Task Force EDTF – Impact of expected loss models in breakdowns of risk (November 2015, definitive status): The EDTF, which the Group has been a member of since it was set up, is a task force made up of financial entities, fund managers, auditors and rating agencies which was promoted by the Financial Stability Board in 2012 with the main object of improving the quality, comparability and transparency in the disclosure of financial reporting. In 2015, the task force has reviewed the original principle and recommendations to include information for a provisions model based on expected credit losses (ECL). The publication of the recommended information is temporarily adapted to the provisional implementation schedule for the new standards, and includes transitional recommendations for the implementation phase, and other permanent recommendations.

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EXECUTIVE SUMMARY

A. PILLARS OF THE RISK FUNCTION

B. RISK CONTROL AND MANAGEMENT MODEL - Advanced Risk Management

C. BACKGROUND AND UPCOMING CHALLENGES

D. D. RISK PROFILE

1. Credit risk

2. Trading market risk and structural risks

3. Liquidity risk and funding

4. Operational risk

5. Compliance and conduct risk

6. Model risk

7. Strategic risk

8. Capital risk

APPENDIX: EDTF TRANSPARENCY

D. Risk profile

D.1. Credit risk

Organisation of this section

After an introduction to the concept of credit risk and the segmentation that the Group uses for its treatment, the key figures of 2015 and change over time are presented [pag. 200-207].

This is followed by a look at the main geographies, setting out the main features from the credit risk standpoint [pag. 208-215].

The qualitative and quantitative aspects of other credit risk matters are then presented, including information on financial markets, risk concentration, country risk, sovereign risk and environmental risk [pag. 216-224].

Lastly, there is a description of the Group’s credit risk cycle, with a detailed explanation of the various stages that form part of the phases of pre-sale, sale, and post-sale, as well as the main credit risk metrics [pag. 224-229].

D.1.1. Introduction to credit risk treatment

Credit risk arises from the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organised on the basis of three types of customers:

•	The segment of individuals includes all physical persons, except those with a business activity. This segment, in turn, is divided into sub segments by income levels, which enables risk management adjusted to the type of client.
•	The segment of SMEs, companies and institutions includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•	The segment of Santander Global Corporate Banking – SGCB – consists of corporate clients, financial institutions and sovereigns, who comprise a closed list revised annually. This list is determined on the basis of a full analysis of the company (business, countries where it operates, types of product used, volume of revenues it represents for the bank, length of relation with the client, etc.).

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s profile is mainly retail, accounting for 84% of total risk generated by the retail banking business.

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D.1.2. Key figures and change over time

D.1.2.1. Global map of credit risk, 2015

The table below sets out the global credit risk exposure map in nominal amounts (except for derivatives and repos exposure which is expressed in credit risk equivalent) for the Group at 31 December 2015.

■	Gross credit risk exposure classified by legal entity

    Million euros. Data at 31 December 2015

							Derivatives
	Customer loans		Loans to entities[2]		Fixed income3[3]		and Repos
	Drawn[1]	Undrawn	Drawn	Undrawn	Sovereign	Private	CRE[4]	Total
Continental Europe	327,556	77,739	30,890	288	55,387	12,772	24,397	529,030
Spain	208,341	63,381	21,432	125	42,694	7,263	21,836	365,071
Germany	31,488	830	2,396	—	—	348	8	35,069
Portugal	32,792	4,591	3,489	104	6,803	3,771	2,073	53,622
Others	54,936	8,938	3,574	59	5,891	1,390	480	75,267
United Kingdom	277,225	48,144	23,625	—	6,153	8,248	18,971	382,366
Latin America	149,039	35,139	24,273	13	25,460	6,108	8,260	248,292
Brazil	69,182	21,316	14,820	12	16,226	4,826	5,291	131,673
Chile	34,836	8,363	1,725	0	1,665	976	1,469	49,034
Mexico	30,566	5,165	3,164	—	6,046	274	1,466	46,681
Others	14,455	297	4,565	—	1,523	32	34	20,905
United States	85,548	33,667	10,151	333	8,685	10,746	478	149,609
Rest of world	596	191	108	—	—	1	—	896

Total Group	839,964	194,881	89,048	634	95,685	37,875	52,106	1,310,192

% of total	64.1%	14.9%	6.8%	0.0%	7.3%	2.9%	4.0%	100.0%
% change/Dec 14	6.4%	8.0%	15.2%	-74.0%	12.2%	13.9%	4.2%	7.5%

■	Gross credit risk exposure: change over time

    Million euros

	2015	2014	2013	Change on 14	Change on 13
Continental Europe	529,030	480,551	473,267	10.1%	11.8%
Spain	365,071	333,227	327,900	9.6%	11.3%
Germany	35,069	32,929	33,481	6.5%	4.7%
Portugal	53,622	43,754	41,013	22.6%	30.7%
Others	75,267	70,641	70,872	6.5%	6.2%
United Kingdom	382,366	349,169	320,571	9.5%	19.3%
Latin America	248,292	264,459	241,592	-6.1%	2.8%
Brazil	131,673	160,532	141,119	-18.0%	-6.7%
Chile	49,034	46,084	44,147	6.4%	11.1%
Mexico	46,681	43,639	39,066	7.0%	19.5%
Others	20,905	14,204	17,260	47.2%	21.1%
United States	149,609	123,758	73,945	20.9%	102.3%
Rest of world	896	450	265	98.8%	237.8%

Total Group	1,310,192	1,218,387	1,109,640	7.5%	18.1%

1.	Balances drawn down by customers include contingent liabilities (see the auditor’s report and note 35 to the annual consolidated accounts) and exclude repos (EUR 6,272 million) and other customer credit financial assets (EUR 4,673 million).
2.	Balances with credit entities and central banks include contingent liabilities and exclude repos, the trading portfolio and other financial assets.
3.	Total fixed income excludes the trading portfolio.
4.	CRE (credit risk equivalent): net replacement value plus the maximum potential value. Includes mitigants).

Gross exposure (lending to customers, entities, fixed income, derivative and repos) to credit risk in 2015 amounts to 1,310,192 million euros. The highest proportion, accounting for 86% of the total, is credit to customers and credit entities.

Risk is diversified among the main regions where the Group operates: Continental Europe (41%), United Kingdom (29%), Latin America (19%) and the US (11%).

Credit risk exposure rose 7.5% in 2015, largely due to the combined impact of the increase in lending in the United Kingdom, the US, Spain and Portugal.

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Changes in scope

In 2015, there were a number of different changes in the Group’s scope of gross credit exposure. The main programmes were:

Santander Consumer Finance

Agreement with PSA (50/50% Joint Venture between Banque PSA Finance and Santander Consumer Finance), in the consumer finance business. The main goal of this alliance is to finance vehicle acquisitions of the Peugeot, Citroën and DS brands by end customers, and secondhand vehicle transactions in auto dealers of these three brands. This agreement adds approximately EUR 15,000 million of exposure in 2015.

Through this alliance, SCF has been able to strengthen its position on the market, stepping up its presence in countries where it already has exposure such as Spain, the United Kingdom and Portugal, and moving into new markets such as France and Switzerland, in so doing increasing its scope in 2015.

The new portfolio has an NPL ratio of approximately 2.4% at year end,

and thus helps in the efforts made to bring down the SCF NPL ratio overall in 2015. The new portfolio has a coverage ratio of 110%, similar to SCF. In 2016, an additional EUR 6,000 million is expected to be added in six European countries, continuing the strategy aimed at increasing the scope with similar risk profiles.

Other important transactions were the acquisitions of Retop, which consolidates the consumer finance business in Uruguay, and of Carfinco, allowing the auto finance business in Canada to be included in the scope of Santander Consumer Finance.

In December 2015, Santander Totta bought most of the assets and liabilities of Banco Internacional do Funchal (Banif) were acquired by Santander Totta in Portugal, further increasing market share in that country.

D.1.2.2. Performance of magnitudes in 2015

The table below sets out the main items related to credit risk derived from our activity with customers:

■	Key figures of credit risk arising from activity with customers

    Data at 31 December 2015

	Credit risk with customers[2] (million euros)			Non-performing loans (million euros)			NPL ratio (%)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continental Europe	321,395	310,008	312,167	23,355	27,526	28,496	7.27	8.88	9.13
Spain	173,032	182,974	189,783	11,293	13,512	14,223	6.53	7.38	7.49
Santander Consumer Finance[1]	76,688	63,654	58,628	2,625	3,067	2,351	3.42	4.82	4.01
Portugal	31,922	25,588	26,810	2,380	2,275	2,177	7.46	8.89	8.12
Poland	20,951	18,920	18,101	1,319	1,405	1,419	6.30	7.42	7.84
United Kingdom	282,182	256,337	235,627	4,292	4,590	4,663	1.52	1.79	1.98
Latin America	151,302	161,974	146,956	7,512	7,767	7,342	4.96	4.79	5.00
Brazil	72,173	90,572	79,216	4,319	4,572	4,469	5.98	5.05	5.64
Mexico	32,463	27,893	24,024	1,096	1,071	878	3.38	3.84	3.66
Chile	35,213	33,514	31,645	1,980	1,999	1,872	5.62	5.97	5.91
Argentina	6,328	5,703	5,283	73	92	75	1.15	1.61	1.42
United States	90,727	76,014	44,372	1,935	1,838	1,151	2.13	2.42	2.60
Puerto Rico	3,924	3,871	4,023	273	288	253	6.96	7.45	6.29
Santander Bank	54,089	45,817	40,349	627	647	898	1.16	1.41	2.23
SC USA	28,280	22,782	—	1,034	903	—	3.66	3.97	—

Total Group	850,909	804,084	738,558	37,094	41,709	41,652	4.36	5.19	5.64

	Coverage ratio (%)			Spec. provs. net of recovered write-offs[3] (million euros)			Credit cost (% of risk)[4]
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continental Europe	64.2	57.2	57.3	1,975	2,880	3,603	0.68	1.01	1.23
Spain	48.1	45.5	44.0	992	1,745	2,411	0.62	1.06	1.38
Santander Consumer Finance[1]	109.1	100.1	105.3	537	544	565	0.77	0.90	0.96
Portugal	99.0	51.8	50.0	72	124	192	0.29	0.50	0.73
Poland	64.0	60.3	61.8	167	186	167	0.87	1.04	1.01
United Kingdom	38.2	41.9	41.6	107	332	580	0.03	0.14	0.24
Latin America	79.0	84.5	85.4	4,950	5,119	6,435	3.36	3.70	4.43
Brazil	83.7	95.4	95.1	3,297	3,682	4,894	4.50	4.91	6.34
Mexico	90.6	86.1	97.5	877	756	801	2.91	2.98	3.47
Chile	53.9	52.4	51.1	567	521	597	1.65	1.75	1.92
Argentina	194.2	143.3	140.4	148	121	119	2.15	2.54	2.12
United States	225.0	193.6	86.6	3,103	2,233	43	3.66	3.31	(0.00)
Puerto Rico	48.5	55.6	61.6	85	55	48	2.12	1.43	1.13
Santander Bank	114.5	109.4	93.6	64	26	(5)	0.13	0.06	(0.01)
SC USA	337.1	296.2	—	2,954	2,152	—	10.97	10.76	—

Total Group	73.1	67.2	61.7	10,108	10,562	10,863	1.25	1.43	1.53

1.	SCF includes PSA in the 2015 figures.
2.	Includes gross lending to customers, guarantees and documentary credits.
3.	Recovered Written-Off Assets (EUR 1,375 million).
4.	Cost of credit = loan-loss provisions twelve months / average lending.

NB: 2014 data have been reformulated due to the transfer of Banco Santander International units and the New York branch to the US.

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At the end of 2015, credit risk with customers was 6% higher. Growth in local currency is across the board except for Spain (although customer lending in isolation actually increased slightly). The lower lending in Brazil in euros is due to the BRL’s depreciation over the course of the year.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 37,094 million (-11% vs. 2014) reduced the Group’s NPL ratio to 4.36% (-83 b.p. against 2014).

For coverage of these NPLs, the Group recorded net credit losses of EUR 10,108 million (-4% vs. 2014), after deducting write-off recoveries. This fall is materialised in a fall in the cost of credit to 1.25% (18 b.p. less than in 2014).

Total loan-loss provisions were EUR 27,121 million, bringing the Group’s coverage ratio to 73%. It is important to bear in mind that this ratio is affected downwards by the weight of mortgage portfolios (particularly in the United Kingdom and Spain), which require fewer provisions as they have collateral.

Conciliation of the main magnitudes

The consolidated financial report details the portfolio of customer loans, both gross and net of funds. Credit risk also includes off-balance sheet risk and derivatives. The following chart shows the relation between the concepts that comprise these magnitudes.

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Geographic distribution and segmentation

On the basis of the aforementioned segmentation, the geographic distribution and situation of the portfolio is shown in the following charts:

Total

Million euros
Other 20%
Spain 20%
Brazil 8%
US 11%
Chile 4%
Portugal 4%
UK 33%
Total 850,909
Normal
NPLs
813,815
762,375
696,906
37,094
41,709
41,652
Dec 15
2014
2013

Individuals

Other 17%
Spain 14%
Brazil 5%
US 9%
Chile 4%
Portugal 5%
UK 46%
Total 489,011
Normal
NPLs
472,807
436,612
393,822
16,204
17,482
16,688
Dec 15
2014
2013

SME+Comp+Inst

Other 25%
Spain 24%
Brazil 9%
US 14%
Chile 5%
Portugal 4%
UK 19%
Total 228,749
Normal
NPLs
211,612
199,657
187,510
17,137
20,869
22,058
Dec 15
2014
2013

SGCB

Other 20%
Spain 35%
US 10%
Chile 3%
Portugal 2%
UK 12%
Brazil 18%
Total 133,149
Normal
NPLs
129,397
126,107
115,574
3,752
3,357
2,906
Dec 15
2014
2013

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The structure of the main magnitudes by geographic area:

•	Continental Europe

•	In Spain[4], the NPL ratio amounted to 6.53% (-85 b.p. vs. 2014), despite the reduction in the denominator and due to the favourable evolution of NPLs, mainly at companies. The coverage ratio rose to 48% (+3 p.p. in the year).

•	Portugal closed the year with a fall in the NPL ratio to 7.46%, (-143 b.p. in 2015), and an increase in the coverage ratio to 99% (+47 p.p. during the year). This performance is due to the lower with PNL in most segments and the addition of Banif.

•	In Poland the downturn in the NPL ratio continued to 6.3% (-112 b.p. vs. 2014). The coverage ratio rose to 64%.

•	Santander Consumer’s NPL ratio, after the increase in the perimeter, was 3.42% (-140 b.p. in 2015), with a good general performance of portfolios in all countries. The coverage ratio increased to 109%.

•	The United Kingdom[5] reduced its NPL ratio to 1.52% (-27 b.p.), due to the good performance in all segments, particularly retail and especially the mortgage portfolio. The coverage ratio was 38%.

•	Brazil[6], against an adverse macroeconomic background, the NPL ratio was contained to 5.98% (+93 b.p. in the year) using proactive risk management. The coverage ratio was 84%.

•	Chile has reduced its NPL ratio to 5.62% (-35 b.p. in the year), thanks to the good performance in non-performance loans across most segments. The coverage ratio was 54%.

•	In Mexico the NPL ratio was down to 3.38% (-46 b.p. in the year), with increase in credit risk much higher than growth in the NPL portfolio. The coverage ratio was 91%.

•	The United States’ NPL ratio declined to 2.13% (-29 b.p.) and the coverage ratio rose to 225% (+31 p.p. since 2014).

•	The NPL ratio at Santander Bank was 1.16% (-25 b.p.), as a result of the good performance of the portfolios, while the coverage ratio was higher at 115%.

•	In SCUSA, the high rotation of the portfolio and the unit’s active credit management brought the NPL ratio to 3.66% and the coverage ratio increased to 337%.

•	Puerto Rico’s NPL ratio fell to 6.96% and the coverage ratio dropped to 49%.

Portfolio with normal status: amounts past due

The amounts past due of three months or less represented 0.30% of total credit risk with customers. The following table shows the structure at 31 December 2015, classified on the basis of the age of the first maturity:

■	Matured amounts pending

    Million euros

	Less than 1 month	1-2 months	2-3 months
Deposits in credit entities	5	—	—
Customer loans	1,654	553	407
Public administrations	4	0	0
Other private sectors	1,650	553	407
Securities representing debt	—	—	—

Total	1,659	553	407

Doubtful portfolio and provisions: change over time and mix Doubtful assets are divided into:

•	Assets classified as doubtful due to counterparty arrears:

Debt instruments, no matter what their holder or collateral might be, which have an amount in arrears for over 90 days, are allocated provisions in an individualised way, taking into account how long the unpaid amounts are outstanding, the collaterals offered and the economic situation of the counterparty and the guarantors.

•	Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which cannot be classified as doubtful due to arrears but for which there are reasonable doubts as to the borrower’s ability to pay in accordance with the contractual terms are assessed individually, and an allowance is recognised equal to the difference between the carrying amount of the assets and the present value of their estimated future cash flows.

The table below shows the change over time in doubtful loans by constituent items:

4.	Does not include real estate activity. Further details in section D.1.3.2. Spain.
5.	Further details in section D.1.3.1. United Kingdom.
6.	Further details in section D.1.3.3. Brazil.

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■	2013-2015 Evolution

    Million euros

	2013	2014	2015
NPLs (start of he period)	36,061	41,652	41,709
Entries	17,596	9,652	7,705
Perimeter	743	497	106
Exchange rate and other	(2,122)	1,734	(65)
Write-offs	(10,626)	(11,827)	(12,361)

NPLs (end of period)	41,652	41,709	37,094

■	Performance 2013-2015

    Million euros

	2013	2014	2015
Funds (start of period)	26,111	25,681	28,046
From impaired assets	19,431	19,118	19,786
From other assets	6,681	6,563	8,260
Gross provision for impairedassets and loan losses	11,881	11,766	10,670
Allocation	11,686	11,766	10,670
Writedowns	195	—	—
Provision for other assets	242	156	814
Exchange rate and other	(1,928)	2,271	(48)
Write-offs	(10,626)	(11,827)	(12,361)
Funds (end of period)	25,681	28,046	27,121

Forbearance portfolio

The term forbearance portfolio refers for the purposes of the Group’s risk management to operations in which the customer has shown, or is expected to show, financial difficulties which could have a material impact on its payment obligations in the prevailing contractual terms and, for this reason, steps have been taken to modify, cancel or even formalise a new transaction.

Grupo Santander has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the financial institutions that form part of the Group, and share the general principles established in Bank of Spain circular 6/2012 and the technical criteria published in 2014 by the European Banking Authority, developing them in a more granular way on the basis of the level of deterioration of clients.

This corporate policy sets rigorous criteria of prudence for assessing these risks:

•	There must be restrictive use of restructuring, avoiding actions that delay recognising deterioration.

•	The main aim must be to recover all the amounts owed, which entails recognising as soon as possible the amounts that it is estimated cannot be recovered.

•	The restructuring must always envisage maintaining the existing guarantees and, if possible, improving them. Effective guarantees not only serve to mitigate the severity, but also can reduce the probability of default.

•	This practice must not involve granting additional financing to the client, serve to refinance the debt of other banks, or be used as an instrument of cross-selling.

•	It is necessary to assess all the forbearance alternatives and their effects, ensuring that the results would be better than those likely to be achieved in the event of not doing it.

•	More severe criteria are applied for the classification of forbearance operations which prudently ensure the reestablishment of the client’s payment capacity from the moment of forbearance and for an adequate period of time.

•	In addition, in the case of clients assigned a risk analyst, individualised analysis of each case is particularly important, both for their correct identification as well as subsequent classification, monitoring and adequate provisions.

The policy also establishes various criteria related to determining the perimeter of operations considered as forbearance, through defining a detailed series of objective indicators to help identify financial distress situations which could have a material impact on the customer’s meeting of its payment obligations.

In this way, operations not classified as doubtful at the date of forbearance are generally considered as being in financial difficulties if at this date non-payment exceeds a month. If there is no non-payment or if this does not exceed the month of maturity, other indicators to be assessed are taken into account including:

•	Operations of clients who already have problems with other transactions.

•	When the modification is made necessary prematurely, without there yet existing a previous and satisfactory experience with the client.

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•	In the event that the necessary modifications involve granting special conditions such as the need to have to establish a temporary grace period in the payment or, when these new conditions are regarded as more favourable for the client than those granted in an ordinary admission.

•	Request for successive modifications over an unreasonable period of time.

•	In any case, once the modification is made, if any irregularity arises in the payment during an established period of observation, even if there are no other symptoms, the operation will be considered within the perimeter of forbearance (backtesting).

As soon as it is determined that the reasons giving rise to the modification are due to financial difficulties, two types of forbearance are distinguished for management purposes on the basis of the management situation of these operations in origin: ex ante forbearance when the original operation is considered a doubtful risk and ex post forbearance when arising from a doubtful situation.

In addition, within ex post forbearance treatments applicable for cases of advanced deterioration are distinguished, whose requirements and classification criteria are even more severe than for the rest of forbearance.

Once the forbearance is done, those operations that remain classified as doubtful risk for not meeting at the time of forbearance the requirements for their reclassification to another category, must fulfil a schedule of prudent payments in order to ensure with reasonable certainty that the client has recovered his payment capacity.

If there is any irregularity (non-technical) in payments during this period, the observation period is begun again.

Once this period is over, conditioned by the customer’s situation and by the operation’s features (maturity and guarantees granted), the operation is no longer considered doubtful, although it remains subject to a test period with special monitoring.

This tracking is maintained as long as a series of requirements are not met, including: a minimum period of observation, amortisation of a substantial percentage of the amounts pending and having met the unpaid amounts at the time of forbearance.

The forbearance of a doubtful operation, regardless of whether, as a result of it, the transaction remains current in payment, the original non-payment dates are considered for all purpose, including the determination of provisions.

Total forbearance volume at 31 December 2015 amounts to 55,362 million euros, with the following details7:

■	Forbearance volume

    Million euros

	Non-doubtful	Doubtful	Total risk
	Amount	Amount	Amount	% spec. cov.
Total forebearance	34,189	21,173	55,362	20%

The Group’s forbearance volume fell 2.4% (- EUR 1,341 million), continuing the downturn begun in 2013 (-14.1% total fall over the last three years, considering an unchanged scope). Its proportion as part of the total credit risk with Group customers has also diminished (currently 6.5% vs. 7% in the previous year).

The credit quality of the portfolio has improved, with 62% in non-doubtful status (58% in 2014). Of note is the high level of guarantees (77% with real guarantees) and adequate coverage through specific provisions (20% of the total forbearance portfolio and 52% of the doubtful portfolio).

Management metrics8

Credit risk management uses other metrics to those already commented on, particularly management of non-performing loans variation plus net write-offs (known in Spanish as VMG) and expected loss. Both enable risk managers to form a complete idea of the portfolio’s evolution and future prospects.

Unlike non-performing loans, the VMG refers to the total portfolio deteriorated over a period of time, regardless of the situation in which it finds itself (doubtful loans and write-offs). This makes the metric a main driver when it comes to establishing measures to manage the portfolio.

7.	Non-doubtful portfolio figures include the portfolio classified as normal and substandard in Circular 4/2004 of the Bank of Spain. For more detail on the real estate portfolio consult note 54 of the auditor’s report and the annual financial statements.
8.	For further details of these metrics refer to section D.1.5.6. Measurement and control in this same chapter.

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The VMG is frequently considered in relation to the average loan that generated them, giving rise to what is known as the risk premium, whose change over time can be seen below.

In 2015, the downturn in the Group’s risk premium continued, despite the increase in Brazil.

Unlike the loss incurred, used by the Group to estimate loan-loss provisions, the expected loss is the estimate of the economic loss which will occur during the following year in the existing portfolio at a given moment. Its forward-looking component complements the view provided by the VMG when analysing the portfolio and its evolution.

The expected loss reflects the portfolio’s features as regards the exposure at default (EaD), the probability of default (PD) and the severity or recovery once the default occurs (loss given default, LGD).

The table below sets out the distribution by segments in terms of EAD, PD and LGD. For example, it can be seen how the consideration of the LGD in the metrics makes the portfolios with mortgage guarantee generally produce a lower expected loss, fruit of the recovery that occurs in the event of a default via the mortgaged property.

The expected loss with clients of the portfolio in normal situation is 1.00% (virtually unchanged vs. 2014 in which it was 1.01%) and 0.79% for the whole of the Group’s credit exposure (0.82% in 2014), maintaining the medium-low risk profile.

■ Credit risk exposure: segmentation

Segment	EAD[1]	%	Average PD	Average LGD	Expected loss
Sovereign debt	180,192	15.9%	0.13%	18.67%	0.02%
Banks and other fin. instit.	71,704	6.3%	0.29%	38.49%	0.11%
Public sector	3,794	0.3%	1.66%	21.25%	0.35%
Corporate	160,498	14.2%	0.65%	31.46%	0.21%
SMEs	161,934	14.3%	2.77%	40.12%	1.11%
Individual mortgages	343,213	30.4%	2.56%	7.38%	0.19%
Consumer credit (individuals)	145,001	12.8%	6.89%	48.13%	3.32%
Credit cards (individuals)	46,229	4.1%	3.25%	64.54%	2.10%
Other assets	17,209	1.5%	2.48%	41.30%	1.03%
Memorandum item[2]	860,669	76.2%	3.01%	33.11%	1.00%

Total	1,129,773	100.0%	2.37%	33.15%	0.79%

Data at December 2015.

1.	Excludes doubtful loans.
2.	Excludes sovereign debt, banks and other financial institutions and other assets.

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D.1.3. Details of main geographies

The portfolios of the geographies where Grupo Santander has the highest risk concentrations are set out below, based on the data in sections D.1.2.2 Performance in magnitudes in 2015.

D.1.3.1. United Kingdom

D.1.3.1.1. Overview of the portfolio

Credit risk with customers in the United Kingdom amounts to EUR 282,182 million at the close of December 2015, accounting for 33% of the Group total.

The Santander UK portfolio is divided into the following segments:

D.1.3.1.2. Mortgage portfolio

Because of its importance not just for Santander UK but for all of the Group’s outstanding, it is worth highlighting the mortgage portfolio, which stood at EUR 207,309 million at the end of December 2015.

This portfolio consists of mortgages for acquisition or reforming homes, granted to new as well as existing clients and always constituting the first mortgage. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within United Kingdom territory, regardless of the destiny of the financing except in the case of some one-off operations in the Isle of Man. Mortgages can be granted for properties outside the United Kingdom, but the collateral for such mortgages must consists of a property in the United Kingdom.

Most of the credit exposure is in the south east of the United Kingdom, and particularly in the metropolitan area of London, where housing prices have risen over the last year.

All the properties are valued independently before each new operation is approved, in accordance with the Group’s risk management principles.

Mortgages that have already been granted are subject to a quarterly updating of the value of the property in guarantee, by an independent agency, using an automatic valuation system in accordance with the market’s usual practices and in compliance with prevailing legislation.

The distribution of the portfolio by type of borrowers is shown in the chart below:

1.	First-Time Buyers: customers who purchase a home for the first time.
2.	Home Movers: customers who change houses, with or without changing the bank granting the loan.
3.	Re-mortgages: customers who switch the mortgage from another financial entity.
4.	Buy to Let: houses bought for renting out.

There are many different types of products with different risk profiles, all of them subject to the limits inherent in the policies of a prime lender such as Santander UK. The features of some of them (in brackets the percentage of the portfolio of United Kingdom mortgages they represent):

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•	Interest only loans (38.8%)9: the customer pays every month the interest and amortises the capital at maturity. An appropriate repayment vehicle such as a pension plan, mutual funds, etc is needed. This is a regular product in the United Kingdom market for which Santander UK applies restrictive policies in order to mitigate the risks inherent in it. For example, maximum LTV of 50%, higher cut-off in the admission score or the evaluation of the payment capacity simulating the amortization of capital and interest payments instead of just interest.

•	Flexible loans (12.9%): This type of loan contractually enables the customer to modify the monthly payments or make additional provision of funds up to a pre-established limit, as well as having disbursements from previously paid amounts above that limit.

•	Buy to Let (3.4%): Buy to let mortgages (purchase of a property to then rent it out) account for a small percentage of the total portfolio. Admission was halted between 2009 and 2013 when it was reactivated following the improvement in market conditions and approval with strict rick policies. In 2015, these mortgages represented around 10% of the total admission.

The evolution of the mortgage portfolio over the last three years is shown below:

*	Real growth, discounting exchange rate effect, is 2%.

There was slight growth of 2.0% (discounting the exchange rate impact) at December 2015, accompanied by a favourable environment for the property market with rising prices.

In 2015, as can be seen in the chart below, the NPL ratio dropped from 1.64% in 2014 to 1.44% at December 2015, slightly above that of the United Kingdom banking industry as a whole, according to the Council of Mortgage Lenders (CML).

1.	Santander UK data according to amount of cases.
2	CML data according to volume of cases.

The decline in the NPL ratio was sustained by the evolution of non- performing loans, which improved significantly thanks to a more favourable economic environment, as well as the increased NPL exits due to the improvements in the efficiency of the recovery teams. The amount of non-performing loans thus dropped by 10.2%, following the trend seen in 2014.

It is also necessary to point out the more conservative focus adopted in Santander UK’s definition of a NPL, in line with the criteria set by the Bank of Spain and Grupo Santander, with regard to the standard applied in the United Kingdom market. This focus includes the classification as doubtful of the following operations:

•	Customers with payment delays of between 30 and 90 days and who have been declared publicly insolvent (via bankruptcy process) in the previous two years.

•	Operations in which once the maturity date is reached there is still capital of the loan pending payment with a maturity of more than 90 days, although the client remains up to date with the monthly payments.

•	Forbearance operations which, in accordance with the corporate policy, are considered as ‘payment agreements’ and thus classified as doubtful.

Excluding these concepts, which are not included for calculating the NPL ratio in the United Kingdom market, and under which EUR 445 million were classified as NPLs at the end of 2015, the ratio of the mortgage portfolio was 1.22%, well below the aforementioned 1.44% and close to that published by the Council of Mortgage Lenders.

The strict credit policies limit the maximum loan-to-value (LTV) to 90% for those loans that amortise interest payments and capital, and to 50% for those that amortize interest regularly and the capital at maturity. These policies were applied, bringing the simple arithmetic average LTV of the portfolio to 45.3% and the average weighted LTV to 41.1%. The proportion of the portfolio with a LTV of more than 100% was reduced to 1.7% from 2.4% in 2014.

9.	Percentage calculated for loans with the total or an interest only component.

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The following charts show the LTV structure for the stock of residential mortgages and the distribution in terms of the income multiple of new loans in 2015:

1.	Loan to value: relation between the amount of the loan and the appraised value of the property. Based on indicess.
2.	Income multiple: Income multiple: relation between the total original amount of the mortgage and the customer’s annual gross income declared in the loan request.

Credit risk policies currently used explicitly forbid loans regarded as high risk (subprime mortgages) and establish demanding requirements for credit quality, both for operations and for clients. For example, as of 2009 mortgages with a loan-to-value of more than 100% have not been allowed.

An additional indicator of the portfolio’s good performance is the reduced volume of foreclosed properties, which in December 2015 amounted to EUR 62 million, less than 0.03% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of housing enables sales to take place in a short period of time (around 18 weeks on average), contributing to the good results.

D.1.3.1.3. SMEs and companies

As shown in the chart on the segmentation of the portfolio at the beginning of this section, lending to SMEs and Companies (EUR 52,576 million) represented 12% of the total at Santander UK.

The following sub-segments are included in these portfolios:

SMEs: this segment includes those small firms belonging to the business lines of small business banking and regional business centres. Total lending at December 2014 was EUR 20,036 million, with a NPL ratio of 3.8% (4.2% at the start of the year).

Companies: This includes companies who have a risk analyst assigned. It also includes portfolios considered as not strategic (legacy and non-core). Total lending at December was EUR 9,119 million, with a NPL ratio of 2% (2.2% at the start of the year).

SGCB: includes companies under the Santander Global Corporate Banking risk management model. Lending at December amounts to EUR 13,072 mn with an NPL ratio of 0.001%.

Social housing: this includes lending to companies that build, sell and rent social housing. This segment is supported by local governments and the central government and has no NPLs. Outstanding stood at EUR 10,349 million at the end of December.

In line with the objective of becoming the reference bank for SMEs and companies, the most representative portfolios of this segment had grown by around 3.6% at December 2015 in net terms.

D.1.3.2. Spain

D.1.3.2.1. Overview of the portfolio

Total credit risk (including guarantees and documentary credits) in Spain (excluding the real estate unit, commented on later) amounted to EUR 173,032 million (20% of the Group), with an adequate level of diversification by both product and customer segment.

Growth in new lending in main individual and business segment portfolios was consolidated in 2015, underpinned by the improved economic situation and the various strategies implemented by the Bank. In annual terms, total credit risk dropped 5% due mainly to lower lending to public authorities and the pace of repayment still being much higher than the growth of new lending in the other segments.

■	Credit risk by segment

    Million euros

				Var	Var
	2015	2014	2013	15/14	14/13
Total credit risk*	173,032	182,974	189,783	-5%	-4%
Home mortgages	47,924	49,894	52,016	-4%	-4%
Rest of loans to individuals	16,729	17,072	17,445	-2%	-2%
Companies	92,789	96,884	106,042	-4%	-9%
Public administrations	15,590	19,124	13,996	-18%	37%

*	Including guarantees and documentary credits.

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The NPL ratio for the total portfolio was 6.53%, 85 b.p less than in 2014. The fall in lending (which increased the NPL ratio by 42 b.p.) was offset by the better NPL figure (which reduced the ratio by 127 b.p.). This improvement was mainly due to the gross NPL entries, 22% lower than 2014, and, to a lower degree, to the normalisation of several restructured positions and portfolio sales.

The coverage ratio rose 3 p.p. to levels of 48%, continuing with the increase reported in 2014.

Below are the main portfolios.

D.1.3.2.2. Home mortgages

Lending to households to acquire a home in Spain amounted to EUR 48,404 million at the end of 2015 (28% of total credit). 99% of those homes have a mortgage guarantee.

■	Lending to households to acquire homes*

    Million euros

	2015	2014	2013
Gross amount	48,404	50,388	52,879
Without mortgage guarantee	480	493	863
With mortgage guarantee	47,924	49,894	52,016
Of which doubtful	2,477	2,964	3,956
Without mortgage guarantee	40	61	461
With mortgage guarantee	2,437	2,903	3,495

*	Not including the Santander Consumer España mortgage portfolio (EUR 2,382 million in 2015, with EUR 90 million of doubtful loans).

The NPL ratio of mortgages to households to acquire a home was 5.09%, 73 b.p.less than in 2014, supported by steadily falling gross NPL entries.

The portfolio of mortgages for homes in Spain kept its medium-low profile and with limited expectations of a further deterioration:

•	All mortgages pay principle right from the start.

•	Early amortization is usual and so the average life of the operation is well below that in the contract.

•	The borrower responds with all his assets and not just the home.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	The average affordability rate was maintained at 28%.

•	Some 69% of the portfolio has a loan-to-value of less than 80% (total risk/latest available valuation of the home).

Loan to value: percentage indicating the total risk/latest available valuation of the home.

Affordability ratio: relation between the annual instalments and the customer’s net income.

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In 2015, the vintages performance remained strong, underpinned by the quality measures deployed in 2008 since 2008 and also a shift in demand towards better profiles, which is shown in falling NPL entries.

D.1.3.2.3. Companies portfolio

Credit risk assumed directly with SMEs and companies (EUR 92,889 million) is the main segment in lending in Spain (54% of the total).

Most of the portfolio (94%) corresponds to clients who have been assigned a analyst who monitors the borrower continuously throughout the risk cycle. In 2014, as part of the Santander Advanced project, the criteria of clients with an individual analyst was changed and the number of clients with continuous monitoring increased.

It is a highly diversified portfolio, with over 191,290 active customers and without significant concentrations in any one particular business segment.

The NPL ratio of this portfolio was 7,64%, 127 b.p. lower than 2014, with gross entries in default 30% lower than the previous year.

D.1.3.2.4. Property activity in Spain

The Group manages, in a separate unit, run-off real estate activity in Spain10, which includes loans to clients mainly for real estate promotion, and has a specialised management model, stakes in real estate companies11 and foreclosed assets.

The Group’s strategy in the last few years has been to reduce the volume of these loans which at the end of 2015 stood at EUR 6,991 million in net terms (around 2% of loans in Spain and less than 1% of the Group’s loans). The portfolio’s composition is as follows:

•	Net loans are EUR 2,596 million, EUR 1,191 million less than in December 2014 and with a coverage of 56%.

•	Net foreclosed assets at year end were EUR 3,707 million, with coverage of 55%.

•	The value of the stakes in real estate companies was EUR 688 million.

The gross exposure in loans and foreclosures continued the downward trend of previous years and fell 59% between 2008 and 2015.

10.	For more detail on the real estate portfolio see note 54 of the Audit Report and the Annual Financial Statements.
11.	As of December 2014, the stake in Metrovacesa was consolidated by global integration.

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The changes over time and the classification of the credit and foreclosed assets portfolios are shown in the table below:

■ Credits and foreclosed assets portfolio

Million euros

	2015			2014
	Gross balance	% coverage	Net balance	Gross balance	% coverage	Net balance
1. Credit	5,959	56%	2,596	8,276	54%	3,787
a. Normal	48	0%	48	102	0%	102
b. Substandard	387	30%	270	1,209	35%	784
c. Doubtful	5,524	59%	2,278	6,965	58%	2,901
2. Foreclosed	8,253	55%	3,707	7,904	55%	3,533

TOTAL 1+2	14,212	56%	6,303	16,180	55%	7,320

Under the perimeter of management of the real estate unit, net exposure was reduced by 14% in 2015.

By type of real estate that guarantees the loans and foreclosed assets, the coverage levels are as follows:

■ Coverage by guarantee type

Million euros

	Real estate loans		Foreclosed assets		Total
	Exposure	Coverage	Exposure	Coverage	Exposure	Coverage
Completed buildings	2,735	43%	2,292	46%	5,027	44%
Promotions under construction	137	43%	832	49%	969	48%
Land	2,302	67%	5,081	60%	7,383	62%
Other guarantees	785	75%	48	60%	833	74%

TOTAL	5,959	56%	8,253	55%	14,212	56%

D.1.3.3. Brazil

Credit risk in Brazil amounts to EUR 72,173 million, down 20.3% against 2014 and largely due to the depreciation of the Brazilian currency. Santander Brasil thus accounts for 8.5% of all Grupo Santander’s lending. It is adequately diversified and with a mainly retail profile (46.4% to individuals, consumer finance and SMEs).

*	Santander Financiamentos: unit specialised in consumer finance (mainly auto finance).

At the close of 2015, this unit reported 5.70% growth at an unchanged exchange rate, in line with the average growth rate for private banks in the country.

The strategy focused on the change of mix used in recent years was continued during 2015. Stronger growth was obtained in the segments with a more conservative profile, leading to greater weight in higher credit quality products. In the individuals segment, growth in particularly strong in the mortgage portfolio and in the payroll discount (‘consignado’ credit) loans portfolio created through the joint-venture between Santander Brasil and Banco Bonsucesso. Unsecured products such as special cheque and cards have fallen in both individuals and in SMEs. In companies (legal entities), the strongest growth was to be found in the business and corporate banking portfolios, with significant positions in dollars in both cases, thus benefiting from the BRL’s depreciation against the dollar.

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Below are the levels of lending and growth of the main segments at a constant exchange rate.

■ Lending: segmentation

Million euros. Fixed exchange rate at 31 December, 2015

	2015	2014	2013	15 / 14	14 / 13
Individuals	18,964	18,399	17,549	3%	5%
Mortgages	6,107	5,168	3,823	18%	35%
Consumer	7,009	7,847	8,820	-11%	-11%
Cards	4,403	4,265	3,993	3%	7%
Others	1,445	1,120	912	29%	23%
Santander Financiamentos	6,040	6,529	6,781	-7%	-4%
SMEs and large companies	44,840	40,740	34,038	10%	20%
SMEs	8,440	7,976	8,413	6%	-5%
Companies	11,959	10,766	9,020	11%	19%
Corporate	24,441	21,998	16,605	11%	32%

The leading indicators on the credit profile of new loans (vintages), which are continuously tracked, are shown below. These are transactions over 30 days in arrears at three and six months respectively from their origination date, in order to anticipate any possible impairment in portfolios. These allow the Entity to define corrective measures if deviations against the expected scenarios are detected. As we can see, these vintages were kept at comfortable levels through proactive risk management.

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At the close of 2015, the NPL ratio stood at 5.98% (93 b.p. against the previous year). This increase was the result of the following factors: the country’s economic recession and additional problems in industries with the highest sensitivity to commodity prices, particularly in the energy and oil sectors. Consequently, NPL entries in the Business and Santander Global Corporate Banking segments have increased.

Faced with this situation, Santander Brazil has deployed a set of measures designed to reinforce risk management. These measures are geared towards improving the quality of new lending, and also allaying the effects of this challenging economic situation on the portfolio. This set of measures, which is known as the Defence Plan, is based on preventive management of arrears, thus enabling the Bank to anticipate possible further customer impairments. The defensive measures set out in this Plan include the following:

•	Reduction of limits in products/medium-high risk clients.

•	Implementing limits on maximum debt.

•	Migration of revolving towards fixed instalment products.

•	Higher collateralisation of portfolio.

•	Improvements in admission models, which have to be more precise and predictive, and in collection channels.
•	More individualised treatment in SMEs of a certain size (non-standardised model).

•	Management of risk appetite by sectors and restriction of powers in critical sectors.

Santander Brazil is using this proactive risk management, based on the knowledge of our customers, to strengthen its position during the current economic cycle. This is shown by the change in the impairment rate (over 90 rate) of the loan portfolio, which stood at 3.24% at the close of 2015, and which was consistently lower than the average for Brazilian private banks in 2015 (4.20%).

The cost of credit fell during the year from 4.9% in 2014 to 4.5% in 2015 due to growth in provisions being lower than the growth in lending, and also through the strategy of changing the product mix.

The NPL coverage rate stood at 83.7% at 2015 year-end, indicating an 11.7 pp decrease on the previous year-end. This fall is the result of the previously mentioned NPL rate increase, and the change in the portfolio mix, where there was an increase in the weight of mortgage lending, which requires lower provisions since it is secured by collateral.

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D.1.4. Other credit risk optics

D.1.4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to Group clients.

According to chapter six of the CRR (EU regulation 575/2013), the credit risk of the counterparty is the risk that the client in an operation could enter into non-payment before the definitive settlement of the cash flows of this operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, stock lending commodities, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring the exposure, one is with the Mark to Market (MtM) methodology (replacement value of derivatives or drawn amount in committed credit lines) and the other, introduced in mid 2014 for some countries and products, which incorporates the calculation of the exposure by Monte Carlo simulation. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is done through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any Group unit to be known at each moment.

Exposures in counterparty risk: over the counter (OTC) operations and organised markets

The total exposure at the end of 2015 on the basis of management criteria in terms of positive market value after applying netting agreements and collateral by counterparty risk activities was EUR 18,761 million (net exposure of EUR 52,148 million) and was concentrated in high credit quality counterparties (78.3% of risk with counterparties has a rating equal to or more than A-).

In addition, at September 2015 credit valuation adjustments (CVA) of EUR 850.9 million were registered (+8.3% % vs. 2014 due mainly to the general decline in credit quality of the main Brazilian counterparties) and debt valuation adjustments (DVA) of EUR 530.8 million (+133%, largely due to the increase in spread of Banco Santander and to a lesser degree, as a result of changes in the corporate DVA calculation methodology)12.

Around 93% of the counterparty risk operations in nominal terms was with financial institutions and central counterparty institutions (CCP in English) with whom we operate almost entirely under netting and collateral agreements. The rest of operations with customers who are not financial institutions are, in general, operations whose purpose is hedging. Occasionally, operations are conducted for purposes other than hedging, always with specialised clients.

■ Distribution of counterparty risk by customer rating (in terms of nominals)*

AAA	1.06%
AA	2.52%
A	74.74%
BBB	18.69%
BB	2.95%
B	0.04%
REST	0.01%

*	Ratings based on equivalences between internal ratings and credit agency ratings.

12.	The definition and methodology for calculating the CVA and DVA are set out in D.2.2.2.6. Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA) of this Report.

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■ Counterparty risk: distribution by nominal risk and gross market value*

Million euros

	2015			2014			2013
		Market value			Market value			Market value
	Nominal	Positive	Negative	Nominal	Positive	Negative	Nominal	Positive	Negative
CDS protection bought**	32,350	80	529	38,094	60	769	45,968	86	887
CDS protection sold	26,195	428	52	31,565	658	48	38,675	763	89

Total credit derivatives	58,545	508	581	69,659	717	817	84,642	849	976

Equity forwards	980	5	6	1,055	117	17	2,125	76	20
Equity options	23,564	959	1,383	36,616	1,403	2,192	58,964	1,686	2,420
Equity spot	20,643	794	—	19,947	421	—	10,041	1,103	—
Equity swaps	28	—	1,210	472	—	701	685	—	265
Equities-organised markets	6,480	—	—	8,616	—	—	9,117	—	—

Total equity derivatives	51,695	1,758	2,598	66,705	1,941	2,910	80,931	2,865	2,705

Fixed-income forwards	11,340	39	66	3,905	3	124	3,089	1	0
Fixed-income options	789	8	—	423	4	0	—	0	—
Fixed-income spot	3,351	—	—	5,055	—	—	1,906	—	—
Fixed income-organised markets	831	—	—	1,636	—	—	2,091	—	—

Total fixed income derivatives	16,311	47	66	11,018	8	124	7,086	1	0

Forward and spot rates	148,537	5,520	3,315	151,172	3,633	2,828	101,216	2,594	1,504
Exchange-rate options	32,421	403	644	44,105	530	790	46,290	604	345
Other exchange rate derivatives	189	1	4	354	3	6	125	2	1
Exchange-rate swaps	522,287	20,096	21,753	458,555	14,771	15,549	411,603	9,738	8,530
Exchange rate -organised markets	—	—	—	—	—	—	—	—	—

Total exchange rate derivatives	703,434	26,019	25,716	654,187	18,936	19,173	559,233	12,940	10,380

Asset swaps	22,532	950	1,500	22,617	999	1,749	22,594	901	1,634
Call money swaps	190,328	2,460	1,792	264,723	1,228	1,150	235,981	698	608
Interest rate structures	8,969	2,314	3,031	23,491	2,215	2,940	37,398	1,997	2,553
Forward interest rates- FRAs	178,428	19	78	171,207	13	63	117,011	16	18
IRS	3,013,490	85,047	85,196	2,899,760	95,654	94,624	2,711,552	58,164	54,774
Other interest-rate derivatives	194,111	3,838	3,208	218,167	4,357	3,728	230,735	3,870	3,456
Interest rate - organised markets	26,660	—	—	38,989	—	—	31,213	—	—

Total interest-rate derivatives	3,634,518	94,628	94,806	3,638,955	104,466	104,253	3,386,485	65,648	63,043

Commodities	468	130	40	1,020	243	112	1,363	265	78
Commodities-organised markets	59	—	—	208	—	—	446	—	—

Total commodity derivatives	526	130	40	1,228	243	112	1,809	265	78

Total gross derivatives	4,431,000	123,089	123,805	4,392,303	126,312	127,389	4,077,320	82,567	77,183

Total derivatives - organised markets ***	34,028			49,449			42,866

Repos	128,765	3,608	3,309	166,047	3,871	5,524	152,105	9,933	7,439
Securities lending	30,115	10,361	1,045	27,963	3,432	628	19,170	2,919	672

Total counterparty risk	4,623,908	137,058	128,159	4,635,762	133,615	133,541	4,291,461	95,419	85,294

*	Figures with management criteria.
**	Credit derivatives bought including hedging of loans.
***	Refers to listed derivatives transactions (proprietary portfolio). Listed derivatives have a market value of zero. No collaterals are received for these types of transactions.

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■ Counterparty risk: exposure in terms of market value and credit risk equivalent including mitigation effect1

Million euros

	2015	2014	2013
Market value netting effect[2]	34,210	28,544	27,587
Collateral received	15,450	11,284	9,451
Exposure by market value[3]	18,761	17,260	18,136
Net CER[4]	52,148	50,077	58,485

1.	Figures with management criteria. Listed derivatives have a market value of zero. No collaterals are received for these types of transactions.
2.	Market value used to include the effects of mitigation agreements so as to calculate exposure for counterparty risk.
3.	Considering the mitigation of the netting agreements and having deducted the collateral received.
4.	CER/Credit risk equivalent: net value of replacement plus the maximum potential value, minus collateral received. Includes regulatory EAD for organised markets (EUR 41 million in December 2015, EUR 71 million in 2014 and EUR 60 million in 2013).

■ Counterparty risk: distribution of nominals by maturity*

Million euros

	1 year**	1-5 years	5-10 years	Over 10 years	TOTAL
CDS protection bought ***	31,583	767	0	0	32,350
CDS protection sold	23,817	2,159	219	0	26,195

Total credit derivatives	55,400	2,926	219	0	58,545

Equity forwards	822	158	0	0	980
Equity options	22,316	715	63	470	23,564
Equity spot	20,027	401	0	215	20,643
Equity swaps	27	1	0	0	28
Equities-organised markets	4,563	1,915	1	0	6,480

Total equity derivatives	47,756	3,190	64	685	51,695

Fixed-income forwards	11,001	313	12	14	11,340
Fixed-income options	262	527	0	0	789
Fixed-income spot	2,504	603	99	146	3,351
Fixed income-organised markets	831	0	0	0	831

Total fixed income derivatives	14,598	1,442	111	160	16,311

Forward and spot rates	136,304	10,169	929	1,136	148,537
Exchange-rate options	29,919	1,842	283	377	32,421
Other exchange rate derivatives	159	28	2	0	189
Exchange-rate swaps	491,960	21,691	4,985	3,652	522,287
Exchange rate-organised markets	—	—	—	—	—

Total exchange rate derivatives	658,342	33,729	6,198	5,165	703,434

Asset swaps	6,483	15,585	243	220	22,532
Call money swaps	181,909	4,622	2,621	1,176	190,328
Interest rate structures	8,522	434	10	3	8,969
Forward interest rates - FRAs	178,240	47	141	0	178,428
IRS	2,871,123	94,584	35,985	11,798	3,013,490
Other interest-rate derivatives	176,529	11,752	4,815	1,016	194,111
Interest rate - organised markets	13,725	12,935	0	0	26,660

Total interest-rate derivatives	3,436,530	139,959	43,815	14,213	3,634,518

Commodities	422	45	0	1	468
Commodities-organised markets	35	24	0	0	59

Total commodity derivatives	457	68	0	1	526

Total gross derivatives	4,193,930	166,439	50,406	20,225	4,431,000

Total derivatives - organised markets ****	19,153	14,874	1	0	34,028

Repos	114,485	9,417	3,035	1,828	128,765
Securities lending	17,989	6,462	3,892	1,772	30,115

Total counterparty risk	4,345,557	197,192	57,334	23,825	4,623,908

*	Figures with management criteria.
**	The collateral replacement term is considered to be the maturity date in transactions with collateral agreements.
***	Credit derivatives acquired including hedging of loans.
****	Refers to listed bought transactions (proprietary). Listed derivatives have a market value of zero. No collaterals are received for these types of transactions.

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The distribution of the activity by type of counterparty in terms of notional amounts was concentrated mainly in financial institution (47%) and central clearing counterparties (46%).

As regards to geographic distribution, 55% of the activity in terms of notional amounts was with UK counterparties (whose weight within the total is due to the increasing use of clearing houses), 15% with North American counterparties, 7% with French ones, 6% with Spanish counterparties, and of note among the rest is 11% with other European countries and 4% with Latin America.

Counterparty risk, organised markets and clearing houses

The Group’s policies seek to anticipate wherever possible the implementation of measures resulting from new regulations regarding operations of OTC derivatives, repos and stock lending, both if settled by clearing house or if remaining bilateral. In recent years, there has been a gradual standardisation of OTC operations in order to conduct clearing and settlement via houses of all new trading operations required by the new rules, as well as foster internal use of the electronic execution systems.

As regards the operations of organised markets, although counterparty risk management is not considered to include credit risk for this type of transaction13, since the coming into force of the new CRD IV (Capital Requirements Directive) and CRR (Capital Requirements Regulation) - which transpose the principles of Basel III - in 2014, regulatory credit exposure for these types of transactions form part of capital calculations.

The following table show the relative share in total derivatives of new operations settled by clearing house at close of 2015 and the significant evolution of operations settled by clearing house since 2013.

■ Distribution of counterparty risk in accordance with settlement channel and product type*

Nominal in million euros

	Bilateral		CCP**		Organised markets ***
	Nominal	%	Nominal	%	Nominal	%	Total
Derivatives	56,767	97.0%	1,778	3.0%	—	0.0%	58,545
Equity derivatives	45,174	87%	42	0.1%	6,479	12.5%	51,695
Fixed-income derivatives	15,415	94.5%	65	0.4%	831	5.1%	16,311
Exchange rate derivatives	691,679	98.3%	11,755	1.7%	—	0.0%	703,434
Interest rate derivatives	1,564,716	43.1%	2,043,142	56.2%	26,660	0.7%	3,634,518
Commodities derivatives	468	88.9%	—	0.0%	58.6	11.1%	526
Repos	84,086	65.3%	44,679	34.7%	—	0.0%	128,765
Securities lending	30,115	100.0%	—	0.0%	—	0.0%	30,115

Total general	2,488,419	53.8%	2,101,460	45.4%	34,028	0.7%	4,623,908

*	Figures with management criteria.
**	Central counterparties (CCP).
***	Refers to listed derivatives transactions (proprietary portfolio). Listed derivatives have a market value of zero. No collaterals are received for these types of transactions.

13.	Credit risk is eliminated by the organised markets acting as counterparty in the transactions, as they are equipped with mechanisms to safeguard their financial position using deposit and collateral replacement systems and processes to ensure liquidity and transparency in transactions.

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■	Distribution of risk settled by CCP and organised markets by product and change over time*

Nominal in million euros

	2015	2014	2013
Credit derivatives	1,778	1,764	949
Equity derivatives	6,522	8,686	9,228
Fixed-income derivatives	896	1,651	2,092
Exchange rate derivatives	11,755	484	616
Interest rate derivatives	2,069,802	1,778,261	1,321,709
Commodities derivatives	59	208	446
Repos	44,679	57,894	55,435
Securities lending	—	—	46

Total	2,135,489	1,848,948	1,390,519

*	Figures with management criteria.

The Group actively manages operations not settled by clearing house and seeks to optimise their volume, given the requirements of spreads and capital that the new regulations impose on them.

In general, transactions with financial institutions are done under netting and collateral agreements, and constant efforts are made to ensure that the rest of operations are covered under this type of agreement. Generally, the collateral agreements that the Group signs are bilateral ones with some exceptions mainly with multilateral institutions and securitisation funds.

The collateral received under the different types of collateral (CSA, OSLA, ISMA, GMRA, etc) signed by the Group amounted to EUR 15,450 million (of which EUR 11,524 million corresponded to collateral received by derivatives), mostly effective (81%), and the rest of the collateral types are subject to strict policies of quality as regards the type of issuer and its rating, debt seniority and haircuts applied.

The chart below shows the geographic distribution:

Off-balance sheet credit risk

The off-balance sheet risk corresponding to funding and guarantee commitments with wholesale clients was EUR 90,795 million and with the following distribution by products:

■ Off balance sheet exposure

Million euros

					Maturity
	< 1	1-3	3-5	> 5
Product	year	year	year	year	Total
Funding*	11,207	13,728	33,229	6,329	64,493
Technical guarantees	3,589	10,034	1,667	281	15,571
Financial and commercial guarantees	3,998	4,396	986	684	10,065
Foreign trade**	451	119	92	4	665

Total	19,245	28,277	35,974	7,298	90,795

*	Mainly including credit lines committed bilaterally and syndicated.
**	Mainly including stand-by letters of credit.

Activity in credit derivatives

Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimising operational risk.

The risk of these activities is controlled via a broad series of limits such as Value at Risk (VaR)14, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name, geographic area, sector and liquidity.

In notional terms, the CDS position incorporates EUR 28,335 million15 of acquired protection and EUR 26,190 million of sold protection.

At December 31, 2015, the sensitivity of lending to increases in spreads of one basis point was marginal, and much lower than in 2014, of - EUR 1.5 million, and the average VaR was EUR 2.4 million, lower than in 2014 (EUR 2.9 million).

D.1.4.2. Risk of concentration

Control of risk concentration is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The board, via the risk appetite, determines the maximum levels of concentration, as detailed in section B.3.1. Risk appetite and structure of limits. In line with the risk appetite, the executive risk committee establishes the risk policies and reviews the exposure levels appropriate for adequate management of the degree of concentration of the credit risk portfolios.

14.	The VaR definition and calculation methodology is in section D.2.2.2.1. Value at Risk (VaR) of this Report.
15.	This figures excludes around EUR 3,189 million nominal of CDS which cover loans that for accounting purposes are recorded as financial guarantees instead of credit derivatives as their change in value has no impact on results or reserves in order to avoid accounting asymmetry.

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In geographic terms, credit risk with customers is diversified in the main markets in which the Group operates, as shown in the chart below.

Some 57% of the Group’s credit risk corresponds to individual customers, who, due to their inherent nature, are highly diversified. In addition, the portfolio is also well distributed by sectors, with no significant concentrations in specific sectors. The following chart shows the distribution at the end of the year.

The Group is subject to the regulation on large risks contained in the fourth part of the CRR (EU regulations 575/2013), according to which the exposure contracted by an entity with a client or group of clients linked among themselves will be considered a ‘large exposure’ when its value is equal to or more than 10% of the eligible capital. In addition, in order to limit the large exposures no entity can assume with a client or group of linked clients an exposure whose value exceeds 25% of its eligible capital, after taking into account the impact of the reduction of credit risk contained in the regulation.

At December 2015, after applying risk mitigation techniques and regulations applicable to large risks, all the declared groups were below 4.9% of eligible equity except for two entities: a central EU counterparty entity which was 7.3%, and an EU corporate group with 6.8%.

The regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 5.8% of outstanding credit risk with clients (lending plus balance sheet risks). As for regulatory credit exposure with financial institutions, the top 10 represented EUR 19,119 million.

The Group’s risks division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitisation to optimise the risk- return relation of the whole portfolio.

D.1.4.3. Country risk

Country risk is a component of credit risk in all cross-border credit operations for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks that could affect international financial activity (wars, natural disasters, balance of payments crisis, etc).

At 31 December 2015, exposure to potential country-risk provisions was EUR 193 million (EUR 176 million in December 2014). At the close of 2015, total provisions stood at EUR 25 million compared with EUR 22 million at the end of the previous year.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the bank, and which enhance the global relationship with customers.

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D.1.4.4. Sovereign risk and vis-á-vis the rest of public administrations

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar entity (portfolio of public debt) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a noncommercial nature.

This criterion, historically used by Grupo Santander, has some differences with that of the European Banking Authority (EBA) used for its regular stress exercises. The main ones are that the EBA’s criterion does not include risk with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general (including regional and local ones) and not only the state sector.

Exposure to sovereign risk (according to the criteria applied in the Group) mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks, the establishment of deposits with the excess of liquidity and of fixed-income portfolios maintained within the risk management strategy for structural interest of the balance sheet and in trading books in treasuries. The great majority of these exposures are in local currency and are funded on the basis of customer deposits captured locally, and also in local currency.

Exposures in the local sovereign but in currencies different to the official one of the country of issuance is not very significant (EUR 11,116 million, 5.6% of the total sovereign risk), and less so the exposure in non-local sovereign issuers, which means cross- border risk (EUR 2,719 million, 1.38% of total sovereign risk).

In general, the total exposure to sovereign risk has remaimed at adequate levels to support the regulatory and strategic motives of this portfolio.

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels16.

■ Exposure by level of rating

%

	30 Sep. 2015	31 Dec. 2014	31 Dec. 2013
AAA	34%	29%	36%
AA	4%	4%	6%
A	22%	28%	27%
BBB	33%	32%	26%
Lower than BBB	7%	7%	5%

■ Exposure to sovereign risk (EBA criteria)

Million euros

31 Dec 2015	Portfolio
	Trading and			Held to	Total net
	Others	Available	Loan	maturity	direct
	at FV	for sale	portfolio	portfolio	exposure
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	0	10,007
Italy	2,717	0	0	0	2,717
Greece	0	0	0	0	0
Ireland	0	0	0	0	0
Rest Eurozone	(211)	143	69	0	1
UK	(786)	5,808	141	0	5,163
Poland	13	5,346	42	0	5,401
Rest of Europe	120	312	238	0	670
US	280	4,338	475	0	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	0	10,519
Chile	193	1,601	3,568	0	5,362
Rest of America	155	1,204	443	0	1,802
Rest of the world	3,657	1,687	546	0	5,890

Total	29,087	71,950	20,000	4,211	125,248

31 Dec 2014	Portfolio
	Trading and			Total net
	Others	Available	Loan	direct
	at FV	for sale	portfolio	exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	0	0	1,725
Greece	0	0	0	0
Ireland	0	0	0	0
Rest Eurozone	(1,070)	3	1	(1,066)
UK	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
US	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Rest of America	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

16.	Based on internal ratings.

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The sovereign risk distribution by rating level was affected in the last few years by many rating revisions of the sovereign issuers of the countries where the Group operates.

On the basis of the EBA criteria already mentioned, the exposure to public administrations at the end of each of the last three years was as follows (figures in million euros)17.

Exposure is moderate and the levels are similar to those in 2014. The sovereign risk exposure of Spain (where the Group has its headquarters) is not high in terms of total assets (3.6% at the end of December 2015), compared to its peers.

The sovereign exposure in Latin America is almost all in local currency, recorded in local books and concentrated in short-term maturities of lower interest rate risk and greater liquidity.

D.1.4.5. Social and environmental risk

Banco Santander considers social and environmental issues to be a crucial part of risk analysis and decision making processes in its financing transactions. The Bank has applied process to identify, analyse and assess credit transactions subject to Group policy, policies based on the Equator Principle criteria, which the Bank signed up to 2009. In accordance with these principles, the social and environmental impact of project finance operations and corporate loans with a known purpose (bridging loans with forbearance envisaged via project finance and corporate financing to construct or increase a specific project) is analysed.

The methodology used is set out below.

31 Dec 2013	Portfolio
	Trading and	Available	Loan	Total net direct
	Others at FV	for sale	portfolio	exposure
Spain	4,359	21,144	12,864	38,367
Portugal	149	2,076	583	2,807
Italy	1,310	77	0	1,386
Greece	0	0	0	0
Ireland	0	0	0	0
Rest Eurozone	(1,229)	67	0	(1,161)
UK	(1,375)	3,777	0	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	0	122
US	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of America	268	619	663	1,550
Rest of the world	5,219	596	148	5,964

Total	20,762	47,632	17,268	85,661

•	For project finance operations with an amount equal to or more than $10 million, corporate loans with known destiny for a project with an amount equal to more than $100 million, with Santander’s share equal to or more than $50 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio-environmental sphere (according to categories A, B and C, from greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

•	For those projects classified within the categories of greater risk (categories A and B), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

•	According to the category and location of the projects a social and environmental audit is carried out (by independent external auditors). The Bank also gives training courses in social and

17.	In addition at December 31, 2015, the Group maintained direct net exposures in derivatives whose reasonable value was EUR 2,070 million, as well as indirect net exposures in derivatives whose reasonable value was EUR 25 million.

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environmental matters to risk teams as well as to those responsible for business of all the areas involved.

In 2015, the Group took part in funding 55 projects under the Equator principles. The total amount of debt in these 55 projects amounts to EUR 29,953 million.

During the second half of 2015, the Bank’s social-environmental task force, led by the Chief Compliance Officer, with representatives of the Compliance, Corporate Communications, Marketing and Research, Risks, Business, Internal Governance and Legal Counsel corporate areas, has carried out a project to analyse and improve the status of social-environmental policies. The analysis has been based on a benchmarking exercise with six of Santander’s peers who have a similar size and geographical location, including the most important NGO (Non-Governmental Organisations) trends in this field.

As a result of this analysis, improvements to socio-environmental policies were proposed and were approved by the Bank’s board of directors on 22 December 2015. The proposals will now be gradually applied in the different Santander geographies.

Sector wide policies establish the criteria used to limit financial activities relating to the defence, energy and soft commodities (e.g. products such as palm oil, soy and timber) sectors. These policies prohibit banks from funding certain activities, and place restrictions on others (transactions which will be closely monitored due to their social and environmental risk, and which will only be approved if they meet certain requirements). The review of policies not only includes new activities and sectors, but also defines a broader scope of application compared to those applied until 2015, given that the restricted transactions are applied across the board in wholesale banking, and the bans are applied to all transactions.

D.1.5. Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive risk committee take part in the process, to set the risk policies and procedures, the limits and delegation of powers, and approve and supervise the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning.

D.1.5.1. Study of risk and credit rating process

Generally speaking, risk study consists of analysing a customer’s capacity to meet his contractual commitments with the Bank and other creditors. This entails analysing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, since 1993 the Group has made use of models to allocate customer solvency classifications, which are known as ratings. These mechanisms are used in the wholesale segment (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the rating granted.

While ratings are used for wholesale and other companies and institutions, scoring techniques are used more commonly for the individuals and SMEs segment. In the latter type, a score is assigned to the customer for decision making, as set out in the ‘Decisions on operations’ section.

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D.1.5.2. Planning (Strategic Commercial Plan)

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio level. Planning is articulated via the strategic commercial plan, ensuring the conjunction of the business plan, the credit policy on the basis of the risk appetite and of the necessary resources to achieve it. It has come about, therefore, as a joint initiative between the commercial area and risks, and is meant to be not only a management tool but also a form of teamwork.

The highest executive risk committee of each entity is responsible for authorising the monitoring the plan. It is validated and monitored at corporate level.

The SCPs are used to arrange the map of all the Group’s lending portfolios.

Analysis of scenarios

In line with what is described in section B.3.3. Analysis of scenarios of this Report, credit risk scenario analysis enables senior management to better understand the portfolio’s evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

These exercises are carried out for all the Group’s relevant portfolios and are articulated as follows:

•	Definition of reference scenarios (at both the global level as well as for each of the Group’s units).

•	Determining the value of the risk parameters and metrics (probability of default, loss at default, etc) to different scenarios.

•	Estimated expected loss associated with each one of the scenarios put forward and the other important credit risk metrics deriving from the parameters obtained (NPLs, provisions, ratios, etc.).

•	Analysis of the evolution of the credit risk profile at the portfolio, segment, unit and Group levels in the face of different scenarios and compared to previous years.

The simulation models employed by the Group use data from a complete economic cycle in order to calibrate the performance of risk factors in the face of changes in macroeconomic variables. These models are submitted to backtesting processes and regular fine tuning in order to guarantee they reflect correctly the relationship between macroeconomic variables and risk parameters.

A series of controls and comparisons are run to ensure that the metrics and calculations are adequate, thus completing the process.

The projections of the risk and loss parameters, normally with a time frame of three years, are executed under various economic scenarios which include the main macroeconomic variables (GDP, unemployment rate, house prices, inflation, etc).

The economic scenarios defined are backed by different levels of stress, from the baseline scenario or the most probable one to stress scenarios which, although unlikely, are possible.

These scenarios are defined by Grupo Santander’s research department in coordination with the counterparts of each unit and using as a reference the figures published by the main international institutions.

A global stress scenario is defined describing a world crisis situation and the way it would affect each of the countries in which the Grupo Santander operates. In addition, a local stress scenario is defined which affects in an isolated way some of the main units and with a greater degree of stress than the global stress scenario.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in obtaining knowledge and decision making.

D.1.5.3. Establishing limits / pre-approved limits

Limits are planned and established using documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, and in which the expected results of business, in terms of risk and return are set out, as well as the limits to which this activity is subject and management of the associated risks by group / customer.

At the same time, in the wholesale sphere and the rest of companies and institutions analysis is conducted at the client level. When certain circumstances concur, the client is assigned an individual limit (pre-approved limit).

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In this way, a pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version of pre-approved limits is used for those companies which meet certain requirements (high knowledge, rating, etc).

D.1.5.4. Decisions on operations

The sales phase consists of the decision-taking process which analyses and resolves operations. Approval by the risks area is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of individual customers, companies and SMEs with lower revenue, large volumes of credit operations can be managed more easily with the use of automatic decision models for classifying the customer/transaction binomial. Lending is classified into homogeneous risk groups, on the basis of the information on the features of the operation and of its owner.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decision in the sphere of companies:

•	Automatic and verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorised under the framework of pre- classification. This process is generally applied to corporate pre- classifications.

•	Always requiring the authorisation of the analyst although the operation meets the amount, maturity and other conditions set in the pre-approved limit. This process applies to the pre-classification of companies under individualised management of retail banking.

Credit risk mitigation techniques

Grupo Santander applies various forms of credit risk reduction on the basis, among other factors, of the type of client and product. As we will later see, some are inherent in specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The various mitigation techniques can be grouped into the following categories:

Determination of a net balance by counterparty

Netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as ISDA or similar.

It consists of aggregating the positive and negative market values of derivative transactions that Santander has with a certain counterparty, so that in the event of default it owes (or Santander owes, if the net is negative) a single net figure and not a series of positive or negative values corresponding to each operation closed with the counterparty.

An important aspect of the contracts framework is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with a same counterparty.

Real guarantees

These are those goods that are subject to compliance with the guaranteed obligation and which can be provided not only by the client but also by a third party. The real goods or rights that are the object of the guarantee can be:

•	Financial: cash, deposit of securities, gold, etc.

•	Non-financial: property (both homes as well as commercial premises, etc), other property goods.

From the standpoint of risk admission, the highest level of real guarantees is required. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set out in the Basel agreements are taken into consideration.

A very important example of a real financial guarantee is collateral. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing between them.

The nature of these agreements is diverse, but whatever the specific form of collateralisation, the final purpose, as in the netting technique, is to reduce the counterparty risk.

The operations subject to the collateral agreement are regularly valued (normally day to day) and, on the net balance resulting from this valuation, the parameters defined in the contract are applied so that a collateral amount is obtained (normally cash or securities), which is to be paid to or received from the counterparty.

As regards property collaterals, there are regular re-appraisal processes, based on real market values for the different types of property, which meet all the requirements set by the regulator.

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Implementation of the mitigation techniques follows the minimum requirements established in the manual of credit risk management policies, and consists of ensuring:

•	Legal certainty. The possibility of legally requiring the settlement of guarantees must be examined and ensured at all times.

•	The lack of substantial positive correlation between the counterparty and the value of the collateral.

•	The correct documentation of all guarantees.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	Adequate monitoring and regular control.

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognised, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover the credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organised markets. The coverage with credit derivatives, mainly through credit default swaps, is contracted with front line banks.

The information on mitigation techniques is in ‘Credit risk reduction techniques of the Prudential Relevance Report (Pillar III)’. There is also more information on credit derivatives in the section ‘Activity in credit derivatives’ in section D.1.4.1. Credit risk by activity in financial markets of this Report.

D.1.5.5. Monitoring / Anticipation

Monitoring is a continuous process of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on segmentation of customers, and is carried out by local and global risk dedicated teams, supplemented by internal audit. In the individuals model, this function is carried out through customer behaviour assessment models.

The function consists, among other things, of identifying and tracking clients under special monitoring, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system called companies in special monitoring (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal audit, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

As regards the risks of individual clients, businesses and SMEs with a low turnover, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

D.1.5.6. Measurement and control

As well as monitoring clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc, facilitating early detection of points of specific attention, as well as preparing action plans to correct any deteriorations.

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Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as those resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

The credit risk control phase uses, among others and in addition to traditional metrics, the following metrics:

•	CMN (Change in Managed NPLs plus net write-offs)

The CMN measures how NPLs change during a period, discounting write-offs and taking loan loss recoveries into account.

It is an aggregate measure at portfolio level that allows a response to deteriorations observed in the evolution of NPLs.

It is the result of the final balance less the initial balance of non- performing loans of the period under consideration, plus the write-offs in this period less loan loss recoveries in the same period.

The VMG and its components play a key role as variables of monitoring.

•	Expected loss (EL) and capital

Expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at a given moment.

It is one more cost of activity, and must impact on the price of operations. Its calculation is mainly based on three parameters:

•	Exposure at Default (EaD): maximum amount that could be lost as a result of a default.

•	Probability of Default (PD): the probability of a client’s default during the year.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting at the time of the default the amounts recovered during the whole recovery process and this figure is then compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation, as well as other issues such as the type of product, maturity, etc.

The risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationalising its use. More detail is available in chapter D.8. Capital risk.

2.- Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certificate all the sub processes, operational risks and controls that mitigate them. The risks division assesses every year the efficiency of internal control of its activities.

D.1.5.7. Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is carried out by the recovery area, which defines a global strategy and an enterprise wide focus on recovery management.

The Group has a corporate management model which sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both). The recovery areas are business areas that directly manage clients; the corporate model thus has a business focus, whose creation of value on a sustained basis is based on effective and efficient collection management, whether by regularisation of balances pending payment or by total recovery.

The recovery management model requires adequate co-ordination of all the management areas (business of recoveries, commercial, technology and operations, human resources and risks). It is subject to constant review and continuous improvement in the processes and management methodology that sustain it, through applying the best practices developed in the various countries.

In order to conduct recovery management adequately, it is done in four phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on Pre-saletive management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt reimbursement and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within the expected levels.

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The diverse features of our clients makes segmentation necessary in order to manage recoveries adequately. Massive management of large collectives of clients with similar profiles and products is conducted through processes with a high technological component, while personalised management focuses on customers that, because of their profile, require a specific manager and more individualised management.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms, with adequate criteria of prudence, have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes applied.

As well as measures focused on adapting operations to the client’s payment capacity, also noteworthy is recovery management seeking solutions other than judicial ones for advance payment of debts.

One of the ways to recover debt from clients, who have suffered a severe deterioration in their repayment capacity, is repossession (judicial or in lieu of payment) of the real estate assets that serve as guarantees of the loans. In countries with a high exposure to real estate risk, such as Spain, there are very efficient sales management instruments which enable the capital to be returned to the bank and reduce the stock in the balance sheet at a much faster speed than the rest of banks.

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D.2. Trading market risk and structural risks

Organisation of this section

We will first describe the activities subject to market risk, setting out the different types and risk factors.

Then we will look at each one of the market risks on the basis of the finality of the risk, distinguishing the risk of market trading and structural risks, and, within the latter, structural risks of the balance sheet and pension and actuarial risks.

The most relevant aspects to take into account such as the principal magnitudes and their evolution are set out for each type of risk, the methodologies and metrics employed in Santander and the limits used for their control.

D.2.1. Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which net worth risk is borne due to changes in market factors. Thus they include trading risks and also structural risks which are also affected by market shifts.

This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements— as well as from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•	Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, whose return is linked to inflation or to an actual change in the rate.

•	Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this

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risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•	Equity risk is the sensitivity of the value of positions opened in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	Credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. Spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the IRR of Government bonds and interbank interest rates.

•	Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments whose valuation model has volatility as a variable. The most significant case are financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are as follows:

•	Correlation risk. Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

•	Market liquidity risk. Risk when a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by the reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or the instability of the markets. It increases as a result of the concentration of certain products and currencies.

•	Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly permits the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. It affects mainly mortgage loans or mortgage securities.
•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension and actuarial risks, which are described later on, also depend on shifts in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a)	Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing it.

b)	Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1)	Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk: this arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging: Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, this item also includes positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

•	Structural equity risk: this involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b.2)	Pension and actuarial risk

•	Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

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D.2.2. Trading market risk

D.2.2.1. Key figures and change over time

Grupo Santander’s trading risk profile remained relatively low in 2015, in line with previous years, due to the fact that traditionally the Group’s activity has been focused on providing services to its customers, with limited exposure to complex structured products and diversification by geographic area and risk factor.

D.2.2.1.1. VaR analysis18

During the 2015 year, Grupo Santander maintained its strategy of concentrating its trading activity on customer business, minimising where possible exposures of directional risk opened in net terms. This was seen in the VaR evolution of the SGCB trading portfolio, which was around the average of the last three years and ended 2015 at EUR 13.6 million29.

VaR during 2015 fluctuated between EUR 10.3 million and EUR 31 million. The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2015 was EUR 15.6 million, very similar to the two previous years (EUR 16.9 million in 2014 and EUR 17.4 million in 2013).

The following chart shows a frequency histogram of risk measured in terms of VaR between 2013 and 2015. The accumulation of days with levels of between EUR 9.5 and 23 million (96%) is shown. Values of higher than EUR 23 million (3.2%) largely occur in periods mainly affected by temporary spikes in volatility mainly in the Brazilian real against the dollar and also interest rates during the Greek bail-out period.

18.	Value at Risk. The VaR definition and calculation methodology is in section D.2.2.2.1. Value at Risk (VaR)
19.	Regarding trading activity in financial markets of SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was EUR 14.5 million.

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Risk per factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, and the lowest and highest values in 2015 and the Expected Shortfall (ES) at 97.5%20 at the close of 2015:

■	VaR statistics and Expected Shortfall by risk factor [21,22]

Million euros, VaR at 99% and ES at 97.5% with one day time horizon.

		2015					2014		2013
						ES
		VaR (99%)				(97.5%)	VaR		VaR
		Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest
	Total	10.3	15.6	31.0	13.6	14.0	16.9	10.5	17.4	13.1

	Diversification effect	(5.0)	(11.1)	(21.3)	(5.8)	(5.7)	(13.0)	(9.3)	(16.2)	(12.3)
	Interest rate	9.7	14.9	28.3	12.7	12.7	14.2	10.5	12.7	8.5
Total trading	Equities	1.0	1.9	3.8	1.1	1.1	2.7	1.8	5.6	4.7
	Exchange rates	1.6	4.5	15.2	2.6	2.4	3.5	2.9	5.4	4.7
	Credit spread	1.9	5.2	13.7	2.9	3.4	9.3	4.6	9.6	7.2
	Commodities	0.0	0.2	0.6	0.1	0.1	0.3	0.1	0.3	0.3

	Total	7.4	11.6	24.8	11.1	11.2	12.2	7.3	13.9	9.9

	Diversification effect	(1.1)	(8.3)	(17.2)	(5.6)	(5.8)	(9.2)	(5.5)	(14.1)	(9.0)
	Interest rate	6.1	10.6	25.1	10.9	10.7	8.9	6.2	9.3	6.6
Europe	Equities	0.8	1.4	2.9	1.0	1.0	1.7	1.0	4.3	2.6
	Exchange rates	0.7	3.3	10.7	1.9	1.8	2.9	1.5	5.2	3.7
	Credit spread	1.6	4.4	11.5	2.8	3.4	7.6	3.9	9.0	5.8
	Commodities	0.0	0.2	0.6	0.1	0.1	0.3	0.1	0.3	0.3

	Total	5.4	10.6	27.4	9.7	6.7	12.3	9.8	11.1	6.9

	Diversification effect	(0.5)	(4.8)	(10.6)	(4.4)	(1.5)	(3.5)	(12.2)	(5.3)	(6.7)
	Interest rate	5.7	10.7	27.2	9.3	6.4	11.8	9.8	9.6	5.9
Latin America	Equities	0.5	1.5	3.2	0.5	0.6	2.1	3.0	3.2	2.9
	Exchange rates	0.7	3.2	8.2	4.3	1.3	2.0	9.2	3.5	4.7

	Total	0.3	0.9	2.0	0.9	0.8	0.7	0.7	0.8	0.5

	Diversification effect	(0.1)	(0.5)	(1.4)	(0.4)	(0.3)	(0.3)	(0.2)	(0.4)	(0.2)
	Interest rate	0.2	0.8	1.6	0.8	0.8	0.7	0.7	0.7	0.5
US and Asia	Equities	0.0	0.1	1.8	0.0	0.0	0,1	0.0	0.1	0.0
	Exchange rates	0.2	0.4	1.1	0.4	0.3	0.3	0.2	0.4	0.2

	Total	0.3	1.6	3.0	0.4	0.3	2.3	1.9	1.5	2.0

	Diversification effect	0.1	(0.6)	(2.7)	(0.2)	(0.1)	(0.6)	(0.6)	(0.3)	(0.5)
Global activities	Interest rate	0.0	0.5	3.0	0.1	0.0	0.6	0.4	0.3	0.4
	Credit spread	0.3	1.6	2.8	0.4	0.0	2.2	1.9	1.5	2.1
	Exchange rates	0.0	0.0	0.2	0.0	0.3	0.0	0.2	0.1	0.0

20.	These types of measures are outlined in section D.2.2.2.2. Stressed VaR (sVaR) and Expected Shortfall (ES). Following the recommendation of the BCBS in its Fundamental review of the trading book: a revised market risk framework (October 2013), the confidence level of 97.5% means approximately a risk level similar to that which the VaR captures with a 99% confidence level.
21.	The VaR of global activities includes operations that are not assigned to any particular country.
22.	In Latin America, United States and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their scant or zero materiality.

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At the end of 2015, VaR had increased by EUR 3 million against 2014, although average VaR was down by EUR 1.4 million. By risk factor, the average VaR increased in interest rates and in exchange rates, while it fell in equities and credit spread. By geographies, it slightly increased in the United States/Asia, while it was down in the other geographies.

The VaR evolution by risk factor in general was stable in the last few years. The transitory rises in VaR of various factors is explained more by transitory increases in the volatility of market prices than by significant changes in positions.

Lastly, the table below compares the VaR figures with stressed VaR25 figures for trading activity of the two portfolios with highest average VaR in 2015.

■	Stressed VaR vs. VaR in 2015: main portfolios

Million euros. Stresses VaR and VaR at 99% with one-day time horizon.

		Min	Average	Max	Latest
	VaR (99%)	4.0	8.9	15.9	8.8
Spain-G10	Stressed VaR (99%)	11.4	19.4	26.8	13.5
	VaR (99%)	4.5	9.5	25.6	9.4
Brazil	Stressed VaR (99%)	8.1	16.6	39.9	14.2

D.2.2.1.2. Gauging and backtesting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This can detect anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc).

Santander calculates and evaluates three types of backtesting:

•	‘Clean’ backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and for the total portfolio, there were four exceptions of Value at Earnings (VaE)24 at 99% in 2015 (days on which daily profit was higher than VaE) on 15 January, 23 January, 19 May and 3 December. These were primarily caused by strong shifts in the euro’s exchange rates against the Swiss franc and the pound, and of the euro and dollar against the Brazilian real. The high VaE levels at the end of the year were due to the depreciation of the Argentinian peso after exchange restrictions in the country were lifted.

There was also an exception of VaR at 99% (days on which the daily loss was higher than the VaR) on 24 September, caused mainly, as in the above cases, by high volatility in exchange rates, in this case of the euro and dollar against the Brazilian real.

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

23.	Described in section D.2.2.2.2. Stressed VaR (sVaR) and Expected Shortfall (ES).
24.	The VaE definition and calculation methodology is in section D.2.2.2.1. Value at Risk (VaR).

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D.2.2.1.3. Distribution of risks and management results25

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2015 was 45.1% compared with a contribution of 39.7% in economic results. Europe, with 53.6% of global risk, contributed 54% of results. In relation to prior years, there was a gradual homogenisation in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

25.	Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

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Distribution of risk by time

The following chart shows the risk assumption profile, in terms of VaR, compared to results in 2015. The average VaR remained relatively stable, albeit with higher values in the second quarter, while results evolved in a more regular way during the first half of the year, and were lower in the second half.

The following frequency histogram shows the distribution of daily economic results on the basis of their size between 2013 and 2015. It shows that on over 97.4% of days on which the markets were open daily returns28 were in a range of between -EUR 15 and +15 million.

26.	Yields ‘clean’ of fees and results of intraday derivative operations.

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D.2.2.1.4. Risk management of derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Santander UK, and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega27 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 6 million. In general, the periods with higher

VaR levels related to episodes of significant rises in volatility in the markets. The evolution of VaR Vega in the second quarter of 2013 was the result of the increased volatility of euro and US dollar interest rate curves, coinciding with a strategy of hedging client operations of significant amounts.

Although in 2015, VaR Vega was similar to the previous year in the first quarter of the year, in the two next quarters it was affected by high market volatility due to events such as Greece’s bail-out, high stock market volatility in China or Brazil’s currency depreciation and rating downgrade, as well as the BRL’s strong depreciation against the euro and the dollar.

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

■ Financial derivatives. Risk (VaR) by risk factor

    Million euros. VaR at a 99% over a one day horizon.

	2015				2014		2013
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	2.6	6.8	12.8	7.0	3.3	2.7	8.0	4.5
Diversification effect	(0.0)	(2.3)	(3.9)	(1.7)	(2.1)	(2.6)	(3.8)	(2.7)
VaR Interest rate	1.7	6.5	12.6	7.3	2.4	1.7	6.6	4.1
VaR equities	0.7	1.5	2.4	0.8	1.8	2.0	3.4	1.8
VaR exchange rate	0.4	1.1	2.1	0.6	1.2	1.6	1.7	1.3
VaR commodities	0.0	0.1	0.4	0.0	0.0	0.1	0.1	0.1

27.	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

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Exposure by business unit was concentrated in Spain, Santander UK,

Mexico and Brazil (in that order).

■ Financial derivatives. Risk (VaR) by unit

    Million euros. VaR at a 99% over a one day horizon.

	2015				2014		2013
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	2.6	6.8	12.8	7.0	3.3	2.7	8.0	4.5
Spain	1.3	6.6	12.6	6.9	2.4	1.5	7.0	3.8
Santander UK	0.6	0.9	1.3	0.9	1.4	0.9	2.2	1.6
Brazil	0.3	0.7	1.5	0.4	0.8	0.7	1.2	0.9
Mexico	0.2	0.8	1.8	0.3	0.9	1.3	1.2	1.2

The average risk in 2015 (EUR 6.8 million) is slightly lower compared to 2013 and higher than in 2014, for the reasons explained above.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2015, the Group had:

•	Hedge funds: the total exposure is not significant (EUR 219.8 million at close of December 2015) and most of it is indirect, largely acting as counterparty in derivatives transactions, and also in financing transactions for those funds. This exposure has low loan-to-value levels of around 16.7% (collateral of EUR 1,225.1 million at the close of December). The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was, EUR 137.9 million as of December 2015 , mainly indirect exposure, EUR 136.1 million[28] by virtue of the guarantee provided by this type of entity to various financing or traditional securitisation operations. The exposure in this case is to double default, with the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non- payment by any of these insurance companies through a credit default swap). Exposure was virtually unchanged vs. 2014.

In short, the exposure to this type of instrument, as the result of the Group’s usual operations, continued to decline in 2015. This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

D.2.2.1.5. Issuer risk in trading portfolios

Trading activity in credit risk is mainly conducted in the Treasury Units in Spain. It is done by taking positions in bonds and credit default swaps (CDS) at different maturities on corporate and financial references, as well as indexes (Itraxx, CDX).

The accompanying table shows the major positions at year-end in Spain, distinguishing between long (purchases of bonds and sales of CDS protection) and short (sales of bonds and purchases of CDS protection) positions.

28.	Collateral provided by monoline in bonds issued by US states (Municipal Bonds), which amounted to EUR 19.1 million at December 2015, are not considered to be exposure.

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Million euros. Data at 31 December 2015

	Largest ‘long’ positions		Largest ‘short’ positions
	(sale of protection)		(purchase of protection)
	Exposure at		Exposure at
	default (EAD)	% total EAD	default (EAD)	% total EAD
1st reference	131	5.09%	(32)	4.30%
2nd reference	124	4.82%	(25)	3.36%
3rd reference	59	2.29%	(23)	3.09%
4th reference	56	2.10%	(23)	3.09%
5th reference	51	1.98%	(20)	2.68%
Sub-total top 5	419	16.29%	(124)	16.64%

Total	2.572	100.00%	(745)	100.00%

Note: zero recoveries are supposed (LCR=0) in the EaD calculation

D.2.2.1.6. Analysis of scenarios

Various stress scenarios were calculated and analysed regularly in 2015 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. At year-end, that scenario implied, for the global portfolio, rising interest rates in Latin American markets and low interest rates in core markets, falls in stock markets, depreciation of all currencies against the euro, and widening credit spreads and volatility. The results for this scenario at 31 December 2015 are shown in the following table.

■ Stress scenario: Maximum volatility (worst case)

  Million euros. Data at 31 December 2015

	Interest rates	Equities	Exchange rates	Credit spread	Commodities	Total
Total Trading	(130.1)	(3.3)	(10.4)	(20.2)	(0.1)	(164.2)
Europe	(119.7)	(1.5)	(0.3)	(19.8)	(0.1)	(141.4)
Latin America	(10.2)	(1.8)	(10.1)	0.0	0.0	(22.1)
US	0.0	0.0	0.0	0.0	0.0	0.0
Global Activities	(0.3)	0.0	0.0	(0.4)	0.0	(0.7)
Asia	0.0	0.0	0.0	0.0	0.0	0.0

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result, would be, if the stress movements defined in the scenario materialised in the market, EUR 164.2 million. This loss would be concentrated in Europe (in the following order: interest rates, credit spread and equities) and Latin America (in the following order: interest rates, exchange rates and equities).

Other global stress scenarios

Abrupt crisis: an ad hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

11 September crisis: historic scenario of the 11 September 2001 attacks with a significant impact on the US and global markets. This is sub-divided into two scenarios: I) maximum accumulated loss until the worst moment of the crisis; and II) the maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

‘Subprime’ crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are falls in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

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EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test. This involves an adverse scenario for European banks over a time horizon from 2014 to 2016. The scenario reflects the systemic risks considered the most serious threats to the stability of the European Union’s banking sector. These include: an increase in bond yields worldwide; incremental deterioration of credit quality in countries with weak demand; political reforms grinding to a halt, endangering the sustainability of public finances; and insufficient adjustments to balance sheets to maintain reasonable market finance.

This latter scenario replaced the sovereign debt crisis scenario in November 2014. This historic scenario identified four geographic zones (the US, Europe, Latin America and Asia) and included interest rate rises, falls in stock markets and volatilities, widening credit spreads, and depreciation of the euro and Latin American currencies, and appreciation of Asian currencies, against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

The results of these global scenarios for the last three years are shown in the following table:

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D.2.2.1.7. Linkage with balance sheet items.

Other alternative risk measures

Below are the balance sheet items in the Group’s consolidated position that are subject to market risk, distinguishing the positions whose main risk metric is VaR from those where monitoring is carried out with other metrics. The items subject to market trading risk are highlighted.

\

■ Relation of risk metrics with balances in group’s consolidated position

    Million euros. Data at 31 December 2015.

		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for ‘Other’ balance
Assets subject to market risk	1,340,260	198,357	1,141,903
Cash and deposits at central banks	81,329	—	81,329	Interest rate
Trading portfolio	147,287	146,102	1,185	Interest rate, credit spread
Other financial assets at fair value	45,043	44,528	515	Interest rate, credit spread
Available-for-sale financial assets	122,036	—	122,036	Interest rate, equities
Investments	3,251	—	3,251	Equities
Hedging derivatives	7,727	7,727	—	Interest rate, exchange rate
Loans	835,992	—	835,992	Interest rate
Other financial assets[1]	35,469	—	35,469	Interest rate
Other non-financial assets[2]	62,126	—	62,126
Liabilities subject to market risk	1,340,260	168,582	1,171,678
Trading portfolio	105,218	104,888	330	Interest rate, credit spread
Other financial liabilities at fair value	54,768	54,757	11	Interest rate, credit spread
Hedging derivatives	8,937	8,937	—	Interest rate, exchange rate
Financial liabilities at amortised cost[3]	1,039,517	—	1,039,517	Interest rate
Provisions	14,494	—	14,494	Interest rate
Other financial liabilities	8,352	—	8,352	Interest rate
Equity	98,753	—	98,753
Other non-financial liabilities	10,221	—	10,221

1.	Includes adjustments to macro hedging, non-current assets held for sale, reinsurance assets, and insurance contracts linked to pensions and fiscal assets.
2.	Includes intangible assets, material assets and other assets.
3.	Macro-hedging adjustment.

For activity managed with metrics other than VaR, alternative measures are used, mainly: sensitivity to different risk factors (interest rate, credit spread, etc).

In the case of the trading portfolio, the securitisations and ‘level III’ exposures (those in which non-observable market data constitutes a significant input in the corresponding internal valuation models) are excluded from the VaR measurement.

Securitisations are mainly treated as if they were part of the credit risk portfolio (in terms of default, recovery rate, etc). For ‘level III’ exposures, which are not very significant in Grupo Santander (basically derivatives linked to the home price index —HPI— in market activity in Santander UK, and interest rate and correlation derivatives for share prices in the parent bank’s market activity), as well as in general for inputs that cannot be observed in the market (correlation, dividends, etc), a very conservative policy is followed: this is reflected in valuation adjustments as well as sensitivity.

D.2.2.2. Methodologies

D.2.2.2.1. Value at Risk (VaR)

The standard methodology that Grupo Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Value at Earnings (VaE) is also calculated. This measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

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VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio; it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used in their calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

•	High sensitivity to the historic window used.

•	Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

•	The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

D.2.2.2.2. Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•	The historical observation period for the factors: when calculating Stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.
•	Unlike VaR, Stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.

Moreover, the Expected Shortfall (ES) is also calculated, estimating the expected value of the potential loss when this is higher than that returned by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a subadditive metric29. Going forward, in the near term the Basel Committee has recommended replacing VaR with Expected Shortfall as the baseline metric for calculating regulatory capital for trading portfolios30. The Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

D.2.2.2.3. Analysis of scenarios

The Group uses other metrics in addition to VaR, giving it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis. This consists of defining alternative behaviours for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

D.2.2.2.4. Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the unit and the currency used for standardising information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations by partial derivatives or by complete revaluation of the portfolio.

29.	According to the financial literature, subaddivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so. Fundamental review of the trading book: a revised market risk framework (Basel Committee consultation document on banking supervision, October 2013).
30.	Fundamental review of the trading book: a revised market risk framework (Consultative document of the Basel Committee on banking supervision, October 2013).

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In addition, the statement of income is also drawn up every day, providing an excellent indicator of risk, enabling us to identify the impact of changes in financial variables on the portfolios.

D.2.2.2.5. Derivatives activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc, are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, a further metric is also calculated: the Incremental Risk Charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is basically applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Monte Carlo methodology is used, applying one million simulations.

D.2.2.2.6. Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

Grupo Santander incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a particular counterparty is therefore the sum of the CVAs over all such future terms. The following inputs are used:

•	Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. CVA also considers mitigating factors such as collateral and netting agreements, together with a decay factor for derivatives with interim payments.

•	Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

•	Probability of default: for cases in which there is no market information (spread curve traded through CDS, etc.), general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

•	Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in OTC derivatives.

D.2.2.3. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level (described in section B.3.1. Risk appetite and structure of limits). This process is part of an annual limits plan drawn up by the Group’s senior management, involving every Group entity.

The market risk limits used in Grupo Santander are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

•	VaR limits.

•	Limits of equivalent and/or nominal positions.

•	Interest rate sensitivity limits

•	Vega limits.

•	Delivery risk limits for short positions in securities (fixed income and securities).

•	Limits to constrain the volume of effective losses, and protect results generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Total exposure limit.

•	Jump to default by issuer limit.

•	Others.

•	Limits for origination transactions.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis, at both the unit and global levels, with exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction. Meanwhile, the daily drawing up of the income statement by the risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

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Implementation of the Volcker Rule throughout the Group in July 2015 required activities to be reorganised to ensure compliance with this new regulation, the preparation of new metrics and the definition of limits at the desk level.

Three categories of limits were established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and so as to achieve the budget established, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the prevailing limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be made to reduce the levels of risk assumed.

D.2.3. Structural balance sheet risks31

D.2.3.1. Main figures and trends

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2015, in line with previous years.

D.2.3.1.1. Structural interest rate risk

Europe and the United States

Against a backdrop of low interest rates, the main balance sheets in mature markets - the parent bank, the UK and the US - show positive economic value and net interest income sensitivities to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and equity levels.

At December 2015, net interest income risk at one year, measured as sensitivity to parallel changes of ±100 basis points, was concentrated in the yield curve for the euro, at EUR 257 million, the Polish zloty, at EUR 83 million, and the US dollar, at EUR 78 million, all relating to risks of rate cuts.

At the same date, the most relevant risk to the economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points was in the euro interest rate curve, at EUR 3,897 million, for the risk of rate cuts. The amounts at risk for the dollar and sterling curves were EUR 691 million and EUR 488 million, respectively, also for rate cuts. These scenarios are extremely unlikely in practice at present.

The following tables set out the interest-rate risk of the balance sheets of the parent bank and Santander UK by maturity, at the end of 2015.

31.	This includes the whole balance sheet with the exception of trading portfolios.
32.	Sensitivity to the worst-case scenario between +100 and -100 basis points.
33.	Sensitivity to the worst-case scenario between +100 and -100 basis points.

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■ Parent bank: Interest rate repricing gap34

    Million euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	406,911	163,194	74,166	15,330	16,622	24,750	112,849
Liabilities	433,522	151,763	51,924	78,622	24,389	49,350	77,473
Off balance sheet	26,611	29,194	(1,607)	6,857	1,291	(9,124)	0

Net gap	0	40,626	20,635	(56,435)	(6,477)	(33,725)	35,376

■ Santander UK: Interest rate repricing gap35

    Million euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	354,986	189,895	35,303	67,239	26,452	13,757	22,340
Liabilities	353,850	203,616	31,591	29,027	19,161	33,939	36,516
Off balance sheet	(1,137)	(25,363)	1,736	14,713	(1,653)	9,430	0

Net gap	0	(39,083)	5,448	52,925	5,638	(10,752)	(14,176)

In general, the gaps by maturities are kept at reasonable levels in relation to the size of the balance sheet.

Latin America

Latin American balance sheets are positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In 2015, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements, was concentrated in three countries, Brazil (EUR 124 million), Mexico (EUR 37 million) and Chile (EUR 23 million), as shown in the chart below.

Risk to the value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements, was also concentrated in Brazil (EUR 425 million), Mexico (EUR 180 million) and Chile (EUR 132 million).

34.	Aggregate gap for all currencies on the balance sheet of the parent bank unit, in euros.
35.	Aggregate gap for all currencies on the balance sheet of the Santander UK unit, in euros.
36.	Sensitivity to the worst-case scenario between +100 and -100 basis points.
37.	Sensitivity to the worst-case scenario between +100 and -100 basis points.

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The table below shows the interest-rate risk maturity structure of the Brazil balance sheet in December 2015.

■ Brazil: Interest rate repricing gap38

    Million euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	160,088	79,089	21,096	17,908	4,510	12,731	24,754
Liabilities	160,088	108,719	7,818	7,526	4,257	4,303	27,464
Off balance sheet	0	(20,886)	14,613	2,863	783	1,679	948

Net gap	0	(50,516)	27,890	13,246	1,036	10,106	(1,762)

Balance sheet structural interest rate VaR

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are supplemented by assessments of ±25 bp, ±50 bp and ±75 bp movements to give a fuller understanding of risk in countries with very low rates), Santander also uses other methods to monitor structural balance sheet risk from interest rates: these include scenario analysis and VaR calculations, applying a similar methodology to that for trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk over the last three years:

■ Balance sheet structural interest rate risk (VaR)

Million euros. VaR at a 99% confidence interval over a one day horizon.

	2015
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	250.5	350.0	775.7	264.2
Diversification effect	(90.8)	(181.1)	(310.7)	(189.1)
Europe and US	171.2	275.2	777.0	210.8
Latin America	170.1	255.9	309.3	242.6

*	Includes credit spread VaR on ALCO portfolios.

	2014
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	411.3	539.0	698.0	493.6
Diversification effect	(109.2)	(160.4)	(236.2)	(148.7)
Europe and US	412.9	523.0	704.9	412.9
Latin America	107.6	176.4	229.4	229.4

*	Includes credit spread VaR on ALCO portfolios.

	2013
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	580.6	782.5	931.0	681.0
Diversification effect	(142.3)	(164.7)	(182.0)	(150.3)
Europe and US	607.7	792.5	922.0	670.0
Latin America	115.2	154.6	191.0	161.3

*	Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk measured in terms of VaR at a 99% confidence interval over a one year horizon averaged EUR 350 million in 2015. Of note is the wide diversification between the balance sheets in Europe and the United States on the one hand and those in Latin America on the other, as is the reduction in VaR in Europe and the USA.

D.2.3.1.2. Structural exchange-rate risk/Hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates39. In 2015, hedging levels of the core capital ratio for exchange rate risk were maintained at around 100%.

At the end of 2015, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in pounds sterling, US dollars, Brazilian reais, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

D.2.3.1.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of 2015 was diversified in securities in various countries, mainly Spain, the USA, China, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are professional, scientific and technical activities, public administrations (stake in Sareb), manufacturing industry, the transport sector and warehousing.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of December 2015, the VaR at 99% with a one day time frame was EUR 208.1 million (EUR 208.5 and EUR 235.3 million at the end of December 2014 and 2013, respectively).

38.	Aggregate gap for all currencies on the balance sheet of the Brazil unit, in euros.
39.	In early 2015, the criteria for coverage of the core capital ratio was changed from phase-in to fully loaded.

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D.2.3.1.4. Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking (the VaR for this activity is described in section D.2.2.1.1. VaR analysis) distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

■ Structural VaR

    Million euros. VaR at a 99% confidence interval over a one day horizon

	2015				2014		2013
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
VaR estructural	561.6	698.5	883.5	710.2	718.6	809.8	857.6	733.9
Diversification effect	(325.7)	(509.3)	(1.042.6)	(419.2)	(364.1)	(426.1)	(448.3)	(380.2)
VaR Interest rate*	250.5	350.0	775.7	264.2	539.0	493.6	782.5	681.0
VaR exchange rate	428.7	634.7	908.6	657.1	315.3	533.8	254.5	197.8
VaR equities	208.1	223.2	241.8	208.1	228.4	208.5	269.0	235.3

*	Includes credit spread VaR on ALCO portfolios.

D.2.3.2. Methodologies

D.2.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that desired by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest income and of equity value to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

This is the basic concept for identifying the entity’s interest rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income resulting from a parallel movement in interest rates over a particular period. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value—which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding—based on the impact that a change in interest rates would have on these values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

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From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view)

•	Market data

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•	Seasoning: pre-payment tends to be low at the start of the instruments life cycle (signing of the contract) and grow and stabilize as time passes.

•	Seasonality: redemptions or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment.

b)	Cash pooling, defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the ‘surviving’ loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

D.2.3.2.2. Structural exchange-rate risk/Hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

D.2.3.2.3. Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D.2.3.3. System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to Grupo Santander’s risk appetite level.

The main ones are:

•	Balance sheet structural interest rate risk

•	Limit on the sensitivity of net interest income to one year.

•	Limit of the sensitivity of equity value.

•	Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

D.2.4. Pension and actuarial risks

D.2.4.1. Pension risk

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, mitigating and communicating this risk. The Group’s priority is thus to identify and mitigate all the focuses of risk.

This is why the methodology used by Grupo Santander estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

Main figures

The main figures for the pension funds of employees with defined contribution plans are set out in note 25 of the Group’s auditor’s report and annual consolidated financial statements, which report the details and movements of provisions for pensions, as well as the main hypotheses used to calculate the actuarial risk and the risk of the fund, including changes in the value of assets and liabilities and details of the investment portfolios assigned to them.

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The investor profile of the aggregated portfolio of employees’ pension funds is medium-low risk, as around 65% of the total portfolio is invested in fixed-income assets, as set out in the following chart:

*	Includes positions in hedge funds, private equity and derivatives

Figures	as of 31 December 2015

D.2.4.2. Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life assurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life assurance liabilities caused by fluctuations in risk factors that affect these liabilities:

•	Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.

•	Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.

•	Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.
•	Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.

•	Catastrophe risk: losses caused by catastrophic events that increase the entity’s life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

•	Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

•	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

•	Catastrophe risk: losses caused by catastrophic events that increase the entity’s non-life liability.

Main figures

In the case of Grupo Santander, actuarial risk embraces the activity of the Group’s fully-owned subsidiaries, which are subject not only to risk of an actuarial nature, but whose activity is also impacted by the other financial, non-financial and transversal risks defined by the Group.

As of 31 December 2015, the volume of assets managed by the companies in Spain and Portugal that belong 100% to Grupo Santander amounted to EUR 25,956 million, of which EUR 21,444 million relates directly to commitments with insurance holders, as follows:

•	EUR 14,663 million are commitments guaranteed (wholly or partly) by the companies themselves.

•	EUR 6,781 million are commitments where the risks are assumed by the insurance holders.

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D.3. Liquidity risk and funding

Structure of this section

Following an introduction to the concept of liquidity risk and funding in Grupo Santander [pag. 250], we present the liquidity management framework put in place by the Group, including monitoring and control of liquidity risk [pag. 250-254].

We then look at the funding strategy developed by the Group and its subsidiaries over the last few years [pag. 254-256], with particular attention to the evolution of liquidity in 2015. For the last year, we examine changes in the liquidity management ratios and the business and market trends that gave rise to these [pag. 256-260].

The section ends with a qualitative description of the prospects for funding for the next year for the Group and its main countries [pag. 260].

D.3.1. Introduction to the treatment of liquidity risk and funding

•	Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

•	This structure makes it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during stress in the markets.

•	In the last few years, as a result of the economic and regulatory changes arising from the global economic and financial crisis, it has been necessary to adapt the funding strategies to new commercial business trends, market conditions and new regulatory requirements.

•	In 2015, Santander continued to improve in specific aspects based on a very comfortable liquidity position at the level of the Group and in the subsidiaries, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2016 from a good starting point, with no restrictions on growth.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

The Group adopts a decentralised funding model, based on autonomous subsidiaries that are self-sufficient in their liquidity needs. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a management and supervision framework coordinated at the Group level.

The funding structure has shown its great effectiveness in situations of high levels of market stress, as it prevents the difficulties of one area from affecting the funding capacity of other areas, and thus of the Group as a whole, as could happen in the case of a centralised funding model.

Moreover, at Grupo Santander this funding structure benefits from the advantages of a solid retail banking model with a significant presence in ten high potential markets, focused on retail clients and high efficiency. All of this gives our subsidiaries substantial capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, backed by the strength of their franchise and belonging to a leading group.

D.3.2. Liquidity management

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of maturity and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Needs derived from medium- and long-term activity must be financed by medium- and long -term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and terms.

•	Limited recourse to wholesale short-term funding.

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•	Availability of sufficient liquidity reserves, including the discounting capacity in central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements required at Group and subsidiary level, as a new conditioning factor in management.

The effective application of these principles by all the institutions that comprise the Group required the development of a unique management framework built upon three essential pillars:

•	A solid organisational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control.

•	Management adapted in practice to the liquidity needs of each business.

D.3.2.1. Organisational model and governance

The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO.

The global ALCO is the body empowered by Banco Santander’s board to coordinate asset and liability management (ALM) throughout the Group, including liquidity and funding management, which is conducted via the local ALCOs and in accordance with the corporate ALM framework.

This body is chaired by the Bank’s executive chairman and comprises an executive vice-chairman (who is, in turn, chairman of the executive risk committee), the chief executive officer, the chief financial officer, the senior executive vice president for risk and other senior executives responsible for the business and analysis units who provide advice.

In line with these principles and the ALM corporate framework, the function of liquidity and funding management is supported by:

•	The board of directors, as the highest body responsible for management of the Group.

•	The local ALCO committees, which define at each moment the objective liquidity positioning and strategies to ensure and/or anticipate the funding needs of their business, always within the risk appetite set by the board and regulatory requirements.

•	The global ALCO committee, which conducts the parent bank’s ALM management, as well as coordinating and monitoring the function in the Group’s other units.

•	The Financial Management area, which manages on a day to day basis, conducting analysis, proposing strategies and carrying out the measures adopted within the positioning defined by the ALCOs.

•	The Market Risk area, responsible for on-going monitoring and control of compliance with the limits established. This independent control function is completed a posteriori by regular reviews conducted by Internal Audit.

•	All of this supported by an independent Operations area that guarantees the integrity and quality of the information used for managing and controlling liquidity.

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This governance model has been strengthened over the last few years by being integrated into a more global vision of the Group’s risks: Santander’s risk appetite framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

The liquidity risk profile and appetite aims to reflect the Group’s strategy for developing its businesses, which consists of structuring the balance sheet in the most resistant way possible to potential liquidity stress scenarios Liquidity appetite metrics have been put in place that reflect the application of the principles of the Group’s liquidity management model at the individual level, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios, as indicated in the following sections.

In parallel, analysis is being carried out of a range of scenarios to consider the additional needs that might arise in the face of various events with very serious features, even if their probability of occurrence is very low. These could affect various balance sheet items and sources of funding in different ways (renewal of wholesale funding, outflows of deposits, impairment of liquid assets, etc), whether through conditions in global markets or specific to the Group.

Over the next few years, the metrics used in the liquidity risk appetite framework will be enhanced with the incorporation of those monitored and controlled by the financial management area at Group level and the main units, be they regulatory metrics or of any other type.

The new metrics used in 2015 were the Net Stable Funding Ratio (NSFR) and the Liquidity Coverage Ratio (LCR). The former measures the relationship between structural funding sources and needs, whilst the latter is a regulatory ratio that measures the strength of a bank in the face of a short-term (30 day) liquidity crisis, through its high-quality liquid assets.

D.3.2.2. Balance sheet analysis and measurement of liquidity risk

Decision-making on liquidity and funding is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and state of liquidity), of the future liquidity needs of the various units and businesses (projection of liquidity), as well as access to and the situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimising the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

The inputs for drawing up the Group’s various contingency plans are obtained from the results of the analysis of balance sheets, forecasts and scenarios, which, in turn, enable a whole spectrum of potential adverse circumstances to be anticipated.

All these actions are in line with the practices being fostered by the Basel Committee and the various regulators (in the European Union, the European Banking Authority) to strengthen the liquidity of banks. Their objective is to define a framework of principles and metrics that, in some cases, are close to being implemented and, in others, still being developed.

The first ILAAP (Internal Liquidity Adequacy Assessment Process) was carried out in 2015. This comprises an internal self-assessment process of the adequacy of liquidity, which must be integrated into the Group’s other risk management and strategic processes. The ILAAP addresses both quantitative and qualitative aspects. All of the Group’s units have maintained robust liquidity levels, in both the baseline scenario and under potential stress scenarios. Although our supervisor (SSM) did not require us to undertake this exercise in 2015, it did use it as in input in the SREP (Supervisory Review and Evaluation Process) and for Pillar II requirements.

The content of the ILAAP largely shares the liquidity management structure we have been developing over recent years. It includes a qualitative block, which describes our business model, the organisation of our subsidiaries, the organisation of our liquidity management, the controls put in place, and governance and reporting to the governance bodies. The qualitative block analyses liquidity through metrics criteria and stress scenarios, at both the group and subsidiary level. The methodology used by the Group in this analysis over recent years is set out in the following sections.

Fuller details on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk are set out below:

Methodology for monitoring and controlling liquidity risk. The Group’s liquidity risk metrics aim to:

•	Achieve greater efficiency in measuring and controlling liquidity risk.

•	Support financial management, with measures adapted to the form of managing the Group’s liquidity.

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•	Alignment with the regulatory requirements derived from the transposition of Basel III in the European Union, in order to avoid conflicts between limits and facilitate management.

•	Serve as an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Achieve the involvement of countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but they require analysis and adaptation by each unit.

There are two types of basic metrics used to control liquidity risk: short term and structural. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. Further details of three of these metrics are as follows:

a) Liquidity gap

The liquidity gap provides information on the potential cash inflows and outflows, both contractual and estimated, over a certain period of time by applying certain hypotheses. The liquidity gap is drawn up for each of the main entities and each of the main currencies in which the Group operates.

In practice, and given the different performances of a particular item in the Group’s subsidiaries, there are common standards and methodologies to homogenize the construction of the liquidity risk profiles for each unit, so they can be presented in a comparable way to the Bank’s senior management.

As a result, and given that this analysis must be conducted at the individual level of each subsidiary for its autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for managing and understanding liquidity risk. Of note in the various analyses made using the liquidity gap is that for wholesale funding. On the basis of this analysis, a metric has been defined to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, under the assumption of non-renewal of wholesale funding at maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Bearing in mind the market tensions in the last few years of global crisis, this wholesale liquidity gap has been closely monitored in the parent bank and in the euro zone units.

At the end of 2015, all units were in a comfortable position in the horizons established at the corporate level for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonableness of the funding structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (lending, fixed assets, etc) are covered by an adequate combination of wholesale sources and a stable base of retail deposits, to which is added capital and other permanent liabilities.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compares them with the various funding sources they have. This determines the funding structure that must be met at all times with a key premise: basic businesses must be financed with stable funds and medium- and long-term funding. All of this guarantees the Bank’s sound financial structure and the sustainability of its business plans.

At the end of 2015, the Group had a structural liquidity surplus of more than EUR 149,000 million, equivalent to 14% of net liabilities (vs. 15% of net liabilities in 2014).

c) Analysis of scenarios

As an additional element to these metrics, the Group develops various stress scenarios. The main objective of these is to identify the critical aspects of potential crises and define the most appropriate management measures to tackle each of these situations.

Generally speaking, the units take into account three scenarios in their liquidity analysis: idiosyncratic, local systemic and global systemic. These scenarios are the minimum standard analysis established for all the Group’s units for reporting to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks in their environment.

•	Idiosyncratic crisis: only affects the Bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

This category includes studying a specific crisis scenario affecting a local unit as a result of a crisis in the parent bank, Banco Santander. This scenario was particularly relevant in 2012 because of significant tension in the markets with regard to Spain and other countries on the periphery of the euro zone, a situation amply overcome since then.

•	Local systemic crisis: an attack by the international financial markets on the country where the unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it transmits. The factors that would be affected in such a scenario include, for example, wholesale funding because of closure of markets, and liquid assets linked to the country, which would suffer significant falls in their value.

•	Global systemic crisis: In this scenario some of the factors mentioned in the scenarios above are stressed, paying particular attention to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

An additional combined scenario is also prepared for the parent. This considers extremely severe impacts on both solvency and liquidity, such as, for example, Banco Santander having to face reputational problems caused by mismanagement, powerfully impacting its ability to access liquidity in the market, and assuming these problems occur against a backdrop of a local (i.e. Spain) macroeconomic crisis, further penalising the assets available to the Bank to meet its needs. Consequently, the impacts on assets and liabilities are the result of the most severe combination of the idiosyncratic and local-systemic (Spain) scenarios.

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Defining scenarios and calculating metrics under each of them is directly linked to the process of drawing up and executing the liquidity contingency plan, which is the responsibility of the financial management area.

At the end of 2015, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain (following the previously mentioned 2012 scenario), Grupo Santander maintained an adequate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels higher than the minimums established, during which the liquidity reserve would cover all wholesale funding maturities, in the event of them not being renewed.

As well as these three metrics, several other internal and market variables were defined as early warning indicators of possible crises, revealing their nature and severity. Their integration into daily liquidity management enables anticipation of situations that could affect the Group’s liquidity risk. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common to the Group, such as Banco Santander’s CDS level, the evolution of customer deposits and trends in official central bank interest rates.

D.3.2.3. Management adapted to business needs

As already pointed out, Grupo Santander’s liquidity management is carried out at the level of subsidiaries and/or business units in order to finance their recurring activities at appropriate prices and maturities. The main balance sheet items related to the Group’s business and funding its major business units are as follows:

■	Main units and balance sheet items

Billion euros. December 2015

	Total assets	Net loans	Deposits	M/LT funding
Spain	327	155	175	57
Portugal	50	28	29	5
Santander
Consumer Finance	89	74	33	18
Poland	29	19	21	0
UK	383	283	232	70
Brazil	139	60	57	20
Mexico	65	30	28	2
Chile	46	32	24	7
Argentina	11	6	8	0
US	131	84	60	37

Group Total	1,340	787	678	217

*	Customer loans excluding loan-loss provisions.
**	Including retail commercial paper in Spain.
***	M/LT issues in markets, securitisations and other collateralised funding in the market and funds taken from FHLB lines. All in their nominal value.

In practice, and in line with the funding principles set out, liquidity management in these units consists of:

•	Drawing up a liquidity plan every year, based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits on recourse to short-term markets, the Financial Management area establishes an issuance and securitisation plan for the year for each subsidiary/global business.

•	Monitoring, throughout the year, the evolution of the balance sheet and of the funding needs of the subsidiaries/businesses that gives rise to updating the plan.

•	Monitoring and managing compliance by units with regulatory ratios, as well as overseeing the level of asset encumbrance in each unit’s funding, from both the structural standpoint and the component with the shortest maturity.

•	Maintaining an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with a conservative average maturity.

The effectiveness of this management at Group level is based on implementation in all subsidiaries. Each subsidiary budgets its liquidity needs based on their intermediation activity and assesses its capacity to access wholesale markets in order to establish an issuance and securitisation plan, in coordination with the Group.

Traditionally, the Group’s main subsidiaries have been self-sufficient as regards their structural financing. The exception is Santander Consumer Finance (SCF) which needs the support of other Group units, particularly that of Banco Santander, S.A., given its nature as a consumer finance specialist operating mainly via dealers.

This support –always at market prices based on maturity and the internal rating of the borrowing unit– has been on a sustained downward trend and currently relates almost entirely to the needs of new portfolios and business units incorporated in the context of the agreement with Banque PSA Finance. In 2016, this requirement for greater financial support from the Group will continue, as there are no more units to incorporate. Over the medium term, the development of wholesale funding capacity in the new units, as required by the Santander model, will enable this support to be reduced.

D.3.3. Funding strategy and evolution of liquidity in 2015

D.3.3.1. Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators. These requirements have not been the same for all markets and reached much higher levels of difficulty and pressure in some areas, such as on the periphery of Europe.

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It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis. These are the following:

•	Maintaining adequate and stable medium and long-term wholesale funding levels at the Group level. This funding represented 21% of the liquidity balance at the end of 2015, similar to the level over recent years, but well below the 28% at the end of 2008, when wholesale liquidity, then more abundant and at lower cost, was yet to suffer the tensions of the crisis.

In general, this wholesale activity has been modulated in each unit on the basis of regulatory requirements, the generation of internal funds in the business and decisions to hold sufficient liquidity reserves.

•	Ensuring a sufficient volume of assets that can be discounted in central banks as part of the liquidity reserve (as defined on page 258 of this section) to cater for stress situations in wholesale markets.

The Group has significantly increased its total discounting capacity in the last few years, from EUR 85,000 million at the end of 2008 to more than EUR 195,000 million at present.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

The changes in the Group’s lending over recent years have been the result of reductions in the Spain and Portugal units, caused by rapid deleveraging in those countries, coupled with growth in the bank’s other markets, through both expansion of developing units and businesses (the US, Germany, Poland and UK Companies) and sustained business growth in emerging economies (Latin America). Overall, the Group’s net loans have increased by EUR 146,000 million since December 2008, an increase of 26%.

In parallel, the volume of customer deposits has increased by EUR 262,495 million, due to the focus on liquidity during the crisis and the Group’s capacity to attract retail deposits through its branches. This represents a 62% increase since December 2008, more than double the increase in net loans over the same period. Deposits have increased in all commercial units, both in deleveraging and growing economies, where they are growing in line with loans.

As in 2014, in 2015 these trends for loans and deposits were interrupted at the Group level. This was caused by, on the one hand, lower deleveraging and recovering production in the economies most affected by the crisis, and, on the other, the focus on reducing liability costs in mature economies with historically low interest rates. As a result the gap between loan and deposit balances has stopped shrinking, and even started to edge upwards slightly over the last two years.

All these developments in businesses and markets, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•	High share of customer deposits in a retail banking balance sheet. Customer deposits are the main source of the Group’s funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 86% of net loans at the end of 2015.

They are also very stable funds given their origin mainly in business with retail customers (89% of the Group’s deposits come from retail and private banks, whilst the remaining 11% come from large corporate and institutional clients).

*	Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances.

•	Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component

Medium and long term wholesale funding accounts for 21% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 40% senior debt, 30% securitisations and structured products with guarantees, 20% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the strongest.

The following charts show the geographic distribution of customer loans in the Group, and its medium and long-term wholesale funding, so that their similarity can be appreciated.

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The bulk of medium and long-term wholesale funding consists of debt issues. Their outstanding balance at the end of 2015 was EUR 149,393 million in nominal terms, with an adequate maturity profile and average maturity of 3.9 years).

The distribution of this by instrument, evolution over the last three years and maturity profile was as follows:

■ Medium and long-term debt issuances. Grupo Santander

    Million euros

	Outstanding balance at nominal value
	December 2015	December 2014	December 2013
Preferred shares	8,491	7,340	4,376
Subordinated debt	12,262	8,360	10,030
Senior debt	83,630	68,457	60,195
Covered bonds	45,010	56,189	57,188

Total	149,393	140,346	132,789

	Distribution by contractual maturity. December 2015*
	0-1	1-3	3-6	6-9	9-12	12-24	2-5	over 5
	month	months	months	months	months	months	years	years	Total
Preferred shares	0	0	0	0	0	0	0	8,491	8,491
Subordinated debt	0	7	224	1,058	84	1,079	2,178	7,633	12,262
Senior debt	3,337	4,994	4,327	2,902	5,305	21,617	30,636	10,512	83,630
Covered bonds	2,627	1,444	1,458	1,477	1,669	8,714	10,170	17,452	45,010

Total*	5,964	6,444	6,008	5,438	7,058	31,410	42,984	44,087	149,393

*	In the case of issues with a put option in favour of the holder, the maturity of the put option is considered instead of the contractual maturity.

Note: there are no additional guarantees for any of the senior debt issued by the Group’s subsidiaries.

In addition to debt issues, medium and long-term wholesale funding is completed by securitised bonds placed on the market, and collateralised and other specialist financing amounting to close to EUR 67,508 million, with a maturity of less than two years.

The wholesale funding of short-term issuance programmes is a residual part of the Group’s financial structure, accounting for around 2% of net funding, which is related to treasury activities and is comfortably covered by liquid financial assets.

The outstanding balance at the end of 2015 was EUR 24.448 million, mainly captured by the UK unit and the parent bank through existing issuance programmes: various certificate of deposit and commercial paper programmes in the UK, 39%; European commercial paper and US commercial paper and the domestic programmes of the parent bank, 22%, and programmes in other units, 39%.

In short, Santander enjoys a solid financing structure based on an essentially retail banking balance sheet that enables the Grupo Santander to comfortably cover its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long-term funding and equity), giving rise to a large surplus in structural liquidity.

D.3.3.2. Evolution of liquidity in 2015

The key aspects at the level of Group liquidity in 2015 were:

•	Comfortable liquidity ratios, backed by balanced commercial activity and greater capturing of medium and long-term wholesale finance, absorbing the growth in lending.

•	Compliance with regulatory ratios: the requirement to comply with the LCR ratio (Liquidity Coverage Ratio) came into effect in 2015. At the end of 2015, the Group’s LCR stood at 146%, well in excess of the minimum required (60% in 2015 - the percentage should increase steadily to 100% in 2018).

•	Large liquidity reserve, stronger than 2014 in quantity (EUR 257,740 million) and quality (52% of the total are high quality liquid assets).

•	Reduced weight of encumbered assets in structural medium and long-term funding operations: around 14% of the Group’s extended balance sheet (under European Banking Authority —EBA— criteria) at the end of 2015.

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i. Basic liquidity ratios at comfortable levels

The table shows the evolution of the basic metrics for monitoring liquidity at the Group level over the last few years:

■ Grupo Santander monitoring metrics

	2008	2012	2013	2014	2015
Net loans/net assets	79%	75%	74%	74%	75%
Net loan-to-deposit ratio (LTD ratio)	150%	113%	112%	113%	116%
Customer deposits and medium and long-term funding/net loans	104%	117%	118%	116%	114%
Short-term wholesale funding/net liabilities*	7%	2%	2%	2%	2%
Structural liquidity surplus (% net liabilities*)	4%	16%	16%	15%	14%

*	Balance sheet for liquidity management purposes.

Note: in 2012 and 2013 customer deposits include retail commercial paper in Spain (excluding short term wholesale funding). The 2012 and 2013 ratios include SCUSA by global integration, the same as in 2014.

At the end of 2015, and compared to 2014, Grupo Santander recorded:

•	A stable ratio of net loans/net assets (total assets less trading derivatives and interbank balances) at 75%, as a result of improved credit conditions following ending of deleveraging in mature markets. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 116%, within a very comfortable range (below 120%). This evolution shows the recovery of credit in mature markets, both organic as well as inorganic (incorporation of consumer businesses in Europe), and the greater focus on optimising the cost of retail deposits in countries with low interest rates.

•	There was a decline in the ratio of customer deposits and medium and long-term financing/lending, for similar reasons to the LTD ratio, given that the rise in the Group’s capture of wholesale funds was also lower than the rise in lending. This ratio stood at 114% in 2015 (116% in 2014).

•	The Group’s reduced recourse to short-term wholesale funding was maintained. The ratio was around 2%, in line with previous years.

•	Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources—deposits, medium and long-term funding and capital—over structural liquidity needs—fixed assets and loans) increased in 2015, to an average of EUR 159,000 million, around 4% higher than at the end of 2014.

At 31 December 2015, the consolidated structural surplus stood at EUR 149,109 million. This consists of fixed-income assets (EUR 158,818 million) and equities (EUR 19,617 million), partly offset by short-term wholesale funding (EUR -24,448 million) and net interbank and central bank deposits (EUR -4,878 million). In relative terms, the total volume was equivalent to 14% of the Group’s net liabilities, a similar level to the end of 2014.

In summary, Grupo Santander had a comfortable liquidity position at the end of 2015, as a result of the performance of its subsidiaries.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of December 2015:

■ Liquidity ratios for the main units

    % December 2015

	Net loan-to-	Deposits+M & LT
	deposit ratio	funding/net loans
Spain	89%	149%
Portugal	97%	121%
Santander Consumer Finance	226%	69%
Poland	88%	115%
UK	122%	107%
Brazil	106%	128%
Mexico	107%	101%
Chile	133%	98%
Argentina	78%	130%
US	140%	115%

Group Total	116%	114%

Note: in Spain, including retail commercial paper in deposits.

Generally speaking, there were two drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2015:

1. Widening of the commercial gap, continuing the change of trend that began in 2014, reinforced by non-organic components (SCF).

2. Continuing intensity of issuance activity, particularly by the European and US units, against a backdrop of more favourable conditions in wholesale markets.

In 2015, the Group as a whole attracted EUR 56,000 million in medium and long-term funding.

In terms of instruments, the biggest increase was in issuances of medium and long-term fixed-income instruments (senior debt, covered bonds, subordinated debt and preferred shares), up 16% to more than EUR 42,000 million, with a larger weight of senior debts than covered bonds. Spain was the largest issuer, followed by the UK and Santander Consumer Finance units, the three of which accounted for 87% of the issuances.

The remaining EUR 14,400 million of medium and long-term finance related to securitisations and finance with guarantees, which remained stable compared to 2014. US and European units specialising in the consumer segment accounted for 85% of the total.

By geographic area, Santander Consumer Finance, Brazil and the US recorded the largest increases, supported by increased senior debt issuances.

In the United States, Santander Consumer Finance USA continued to increase its securitisation activity and its recourse to warehouse lines to fund strong growth in new lending and the portfolio. Santander Consumer Finance notched up EUR 4,200 million in securitisations, considerably lower than in 2014, but offset by the increased issuances of senior debt mentioned above.

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The chart below sets out in greater detail their distribution by instruments and geographic areas:

In summary, Grupo Santander maintained comfortable access to the markets in which it operates, strengthened by the incorporation of new issuing units. It was involved in issuances and securitisations in 14 currencies in 2015, in which 18 issuers from 15 countries participated, with an average maturity of around 4 years, slightly up on the previous year.

ii. Compliance ahead of schedule with regulatory ratios

Under its liquidity management model, over the last few years Grupo Santander has been managing the implementation, monitoring and compliance—ahead of schedule—with the new liquidity requirements established under international financial regulations.

LCR (Liquidity Coverage Ratio)

In 2014, and after approval by the Basel Committee of the final definition of the liquidity coverage ratio (LCR), a delegated act of the European Commission was adopted defining the criteria for calculating and implementing this metric in the European Union in the CRD IV sphere. Implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2015, the Group’s LCR ratio stood at 146%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio.

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and is pending transposition to local regulations.

As regards this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. All of this enables it to maintain a balanced liquidity structure, which is reflected in NSFR levels at Group level and for most subsidiaries exceeding 100% at the end of 2015, even though this is not required until 2018.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics ahead of schedule.

iii. High liquidity reserve

This is the third major aspect reflecting the Group’s comfortable liquidity position during 2015.

The liquidity reserve is the total volume of highly liquid assets for the Group and its subsidiaries. This serves as a last resort recourse at times of maximum stress in the markets, when it is impossible to obtain funding with adequate maturities and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, discounting capacity with central banks, assets eligible as collateral and undrawn credit lines in official institutions (Federal Home Loans Banks in the US).

All of this reinforces the solid liquidity position that Santander’s business model (diversified, retail banking focus, autonomous subsidiaries, etc.) confers on the Group and its subsidiaries.

At the end of 2015, Grupo Santander’s liquidity reserve amounted to EUR 257,740 million, 12% higher than at year-end 2014 and 3% above the average for the year. The structure of this volume by asset type according to cash value (net of haircuts) was as follows:

■ Liquidity reserve

    Cash value (net of haircuts) in million euros

		2015
	2015	average	2014
Cash and deposits at central banks	48,051	46,703	47,654
Unencumbered sovereign debt	85,454	75,035	52,884
Undrawn credit lines granted by central banks	110,033	112,725	115,105
Assets eligible as collateral and undrawn credit lines	14,202	15,703	14,314

Liquidity reserve	257,740	250,165	229,957

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

This increase was accompanied by a qualitative rise in the Group’s liquidity reserve, deriving from the varied evolution of its assets. The first two categories (cash and deposits in central banks + unencumbered sovereign debt), the most liquid (or high quality liquidity assets in Basel’s terminology, as first line of liquidity), increased by more than the average. They rose by EUR 32,967 million, increasing their share of total reserves at the end of the year to 52% (44% in 2014).

Under the autonomy conferred by the funding model, each subsidiary maintains a suitable composition of assets in its liquidity reserve for its business and market conditions (for example, capacity to mobilise their assets or recourse to additional discounting lines, such as in the US).

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Most of the assets are denominated in the currency of the country, and so there are no restrictions on their use. There are however regulatory restrictions in most countries limiting activity between related parties.

The geographic distribution of the liquidity reserve is: 51% in the UK, 27% in the Eurozone, 9% in the US, and the remaining 9% in Poland and Latin America.

■ Location of liquidity reserve

    Million euros

UK	130,309	51%
Eurozone	69,719	27%
US	23,234	9%
Brazil	10,384	4%
Rest	24,094	9%

Total	257,740

iv. Asset encumbrance in financing transactions

Lastly, it is worth pointing out Grupo Santander’s moderate use of assets as collateral in the structural funding sources of the balance sheet.

In line with the guidelines established by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both assets on the balance sheet contributed as collateral in operations to obtain liquidity as well as those off-balance sheet assets received and re-used for a similar purpose, as well as other assets associated with liabilities for different funding reasons.

The report on the Grupo Santander information required by the EBA at the end of 2015 is given below.

Encumbered assets on balance sheet

Billion euros	Carrying value of encumbered assets	Fair value of encumbered assets	Carrying value of unencumbered assets	Fair value of unencumbered assets
Assets	323.3		1,017.0
Credit and loans	217.8		725.9
Equities	13.2	13.2	10.5	10.5
Debt instruments	74.6	74.5	105.5	105.4
Other assets	17.7		175.1

Grupo Santander

Encumbrance of collateral received

	Fair value of encumbered	Fair value of collateral
	collateral received	received and debt issued
	and debt issued by the	by the entity available
Billion euros	encumbered entity	for encumbrance
Collateral received	44.9	52.0
Credit and loans	1.2	0.0
Equities	0.9	1.7
Debt instruments	42.8	45.1
Other collateral received	0.0	5.2
Debt instruments issued by the entity other than covered loans and securitisations	0.0	5.6

Grupo Santander

Encumbered assets and collateral received, and related liabilities

	Liabilities, contingent liabilities and securities lending associated with	Assets encumbered and collateral received, including debt instruments issued by the entity other than guaranteed bonds and
Billion euros	the encumbered assets	securitisations, encumbered
Total sources of encumbrances (carrying value)	302.6	368.3

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On-balance sheet asset encumbrance amounted to EUR 323,300 million, over two-thirds of which is accounted for by loans (mortgages, corporate, etc.). Off-balance sheet asset encumbrance stood at EUR 44,900 million, mainly relating to debt securities received as collateral in operations to acquire assets which were re-used. The total for the two categories was EUR 368,300 million, giving rise to a volume of associated liabilities of EUR 302,600 million.

At the end of 2015, total asset encumbrance in financing operations represented 26% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,437 million as of December 2015). This ratio stands at levels in the preceding year. The Group’s recourse to TLTRO during 2015 has been offset by maturities of secured debt (mainly mortgage covered bonds) which have been replaced with unsecured funding

Lastly, it is important to note the different natures of the sources of encumbrance within these, as well as their role in funding the Group:

•	44% of total asset encumbrance corresponds to collateral contributed in medium and long-term funding operations (with a residual maturity of over 1 year) to finance the commercial activity on the balance sheet. This puts the level of asset encumbrance in funding transactions understood as ‘structural’ at 11% of the extended balance sheet, using EBA criteria.

•	The other 56% corresponds to short-term market transactions (with a residual maturity of less than 1 year) or collateral contributed in operations with derivatives and whose purpose is not to finance the ordinary activity of businesses but efficient short-term liquidity management.

D.3.4. Funding outlook for 2016

Grupo Santander starts 2016 with a comfortable liquidity position, with a good outlook for financing over the coming year. However, there are risks to this rosier picture, including instability in financial markets, adjustments in China’s economy and changes in monetary policy at major central banks.

With maturities which can be assumed in the coming quarters, due to the reduced weight of short-term maturities and a dynamic of medium and long-term issues similar to that of a year ago, the Group will manage these needs in each country together with the specific needs of each business, including the envisaged incorporation of new portfolios and businesses, particularly consumer business in Europe.

The expected scenario of increased growth and new incorporations will generate moderate liquidity requirements in our units, in both mature and emerging economies.

In most cases, the Group’s business units can draw on surpluses from the end of 2015. There is also ample access to wholesale markets, particularly in Europe because of the European Central Bank’s quantitative easing programme. Taken together, these factors will enable the Group’s subsidiaries to maintain adequate liquidity structures for their balance sheets.

In Spain, where there is a surplus of deposits over loans, a moderate recovery in lending is envisaged after a long period of deleveraging, with a continuing focus on optimising the cost of funds. Liquidity ratios will be strengthened with an eye to the forthcoming returns of LTRO funds.

Of note in the other European units will be increasing issuance and securitisation activity in Santander Consumer Finance, backed by the strength of its business and the quality of its assets. As already discussed, in 2016 the consolidation of new portfolios will require a greater dependence on short-term funds in the rest of the Group.

In the UK, the strong performance of commercial activity and the capturing of clients will strengthen the deposit base as the basic source of credit growth. The expected favourable situation in the markets will enable the unit to optimise its medium and long-term sources of finance. The United States, also with balanced growth in loans and deposits, will focus on diversifying its wholesale financing sources, both in Santander Bank as well as Santander Consumer USA, which will contribute to reducing its leverage with respect to the funds guaranteed.

In Latin America, as in the previous year, the emphasis will remain on financing business activities from deposits, while fostering issuances in the wholesale markets open to the Group’s major units.

In addition, and at Group level, Santander is continuing its long-term plan to issue funds eligible as capital. This plan seeks to enhance the Group´s current regulatory ratios efficiently, and also takes into account future regulatory requirements. Specifically, this includes fulfilment of TLAC (total loss-absorbing capacity) requirements, which come into effect in 2019 for systemically-important financial institutions. Although this is currently just an international agreement and awaits transposition into European regulations, the Group is already incorporating it into its issuance plans to meet potential requirements. The pace of issues over recent years are estimated to be sufficient to meet future needs.

Within this general picture, the Group’s various units took advantage of good conditions in the markets at the beginning of 2016 to make issues and securitisations at very tight spreads, capturing more than EUR 4,000 million in January.

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D.4. Operational risk

D.4.1. Definition and objectives

Following the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or external events.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s objective in controlling and managing operational risk is to identify, measure, evaluate, monitor, control, mitigate and communicate this risk.

The Group’s priority is to identify and mitigate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities for operational risk management.

In 2015, the Group continued to drive the improvement of its operational risk management model through a range of initiatives fostered through the Risks area. Some of the most significant of these include completion of the document tree for operational risk management policies as part of the ‘Documenta’ project, progress with the AORM (Advanced Operational Risk Management) transformation project as part of the Group’s ARM (Advanced Risk Management) strategy. This programme seeks to enhance operational risk management capacity through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the income statement.

Grupo Santander has been calculating regulatory capital using the standardised approach set down in the EU Capital Requirements Directive. The AORM programme will help Grupo Santander develop internal models for estimating capital in its main geographic areas, both for economic capital and stress testing, and for potential application as regulatory capital.

The report on Prudential Significance/Pillar III in section 4 includes information on the calculation of capital requirements for operational risk.

D.4.2. Operational risk management and control model

D.4.2.1. Operational risk management cycle

The Group’s operational risk management incorporates the following elements:

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The various phases of the operational risk management and control model are:

•	Identify the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Define the target profile of operational risk, specifying the strategies by unit and time frame, by establishing the OR appetite and tolerance for the budget of annual losses and monitoring thereof.

•	Promote the involvement of all employees in the operational risk culture, through adequate training in all spheres and at all levels.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory standards (Basel, Bank of Spain) and the sector.

•	Continuously monitor operational risk exposure, and implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimise operational risk.

•	Produce regular reports on operational risk exposure and the level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following are needed for each of the aforementioned processes:

•	Define and implement systems that enable operational risk exposure to be monitored and controlled in the Group’s day-to-day management activity, taking advantage of existing technology and achieving the maximum automation of applications.

•	Define and document policies for managing and controlling operational risk, and implement methodologies and management tools for this risk in accordance with regulations and best practices.

The advantages of Grupo Santander’s operational risk management model include:

•	It fosters development of an operational risk culture.

•	It allows comprehensive and effective operational risk management (identification, measurement and assessment, control and mitigation, and information).

•	It improves knowledge of existing and potential operational risks and assigns them to business and support lines.

•	Operational risk information helps to improve processes and controls, and reduces losses and the volatility of revenues.

•	It facilitates the establishment of operational risk appetite limits.

D.4.2.2. Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools has been defined to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or unit through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the potential level of losses associated with operational risk events:

•	An internal database of events, the objective of which is to capture all of the Group’s operational risk events. The capture of operational risk events is not restricted by thresholds (i.e. there are no exclusions for reasons of amount), and events with both accounting (including positive effects) and non-accounting impact are captured.

Accounting reconciliation processes have been put in place to guarantee the quality of the information in the databases. The main events for the Group and each operational risk unit are especially documented and reviewed.

•	An external database of events, as the Grupo Santander participates in international consortiums, such as the Operational Risk Exchange (ORX). The use of external databases has been stepped up, providing quantitative and qualitative information leading to a more detailed and structured analysis of events in the sector and enabling adequate preparation of the scenario analysis exercises described below.

•	Analysis of OR scenarios. An expert opinion is obtained from the business lines and from risk and control managers to identify potential events with a very low probability of occurrence, but which could result in a very high loss for an institution. The possible effects of these are assessed and extra controls and mitigating measures are identified to reduce the likelihood of high economic impact.

In 2015 a corporate scenarios methodology was implemented in the Group’s main geographic areas.

•	Capital calculation through the standard approach (see the corresponding section in the report on Prudential Relevance Report/Pillar III).

The tools defined for qualitative analysis seek to assess aspects (coverage/exposure) linked to the risk profile, enabling the existing control environment to be captured. These tools are mainly:

•	Operational risk control self-assessment (RCSA). Self-assessment of operational risk is a qualitative process that seeks to determine the main operational risks for a unit, assigning these to the relevant function based on the judgement and experience of a group of experts in each function.

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The RCSA process identifies and assesses the material operational risks that could stop a business or support unit achieving its objectives. It seeks to identify these operational risks, assessing them in inherent and residual terms, evaluating the design and operation of the controls and identifying mitigation measures whenever the associated risk levels are unacceptable to risk managers.

The Group has put in place an on-going operational risk self-assessment process: this ensures that material risks are assessed at least once a year. This process combines expert judgement and participation in workshops involving all interested parties, particularly the first-line of defence responsible for the risks and their control. These workshops are run by a facilitator, who is neutral and has no decision-making authority, helping the Group achieve its desired results.

The Group also produces focused assessments of specific operational risk sources, enabling transversal identification of risk levels at a greater degree of granularity. These are applied in particular to technological risks and factors that could lead to regulatory non-compliance, and areas that are exposed to money laundering and terrorism financing risks. The two latter areas, together with related plans for 2016, are set out in greater detail in the section D.5. Compliance and conduct risk.

•	Corporate indicators system. These are various types of statistics and parameters that provide information on an institution’s risk exposure and control environment. These indicators are regularly reviewed in order to flag up any changes that could reveal risk problems.

In 2015, the Group evolved its corporate indicators to monitor the main risk concentrations in the Group and the industry. It has also fostered the use of indicators in all spheres of the organisation, from front-line risk managers down. The objective is to incorporate the most relevant risk indicators into the metrics that form the basis for constructing the operational risk appetite.

•	Audit and regulatory recommendations. These provide relevant information on inherent risk due to internal and external factors, enabling weaknesses in the controls to be identified.

•	Customer complaints. The Group’s increasing systemisation of the monitoring of complaints and their root causes also provides relevant information for identifying and measuring risk levels.

•	Other specific instruments that enable more detailed analysis of technology risk, such as control of critical system incidents and cyber-security events. The capture of this information was incorporated into the corporate operational risk tool in 2015.

•	Specific assessment of risks related to technological infrastructure management processes, the acquisition and development of solutions, control of information security and IT governance.

D.4.2.3. Implementation of the model and initiatives

Almost all the Group’s units are now incorporated into the model with a high degree of uniformity. However, the different pace of implementation and historical depth of the respective databases means that the degree of progress varies from country to country.

As set out in section D.4.1. Definition and objectives, the Group accelerated its transformation to an advanced operational risk management (AORM) approach in 2015. This programme seeks both to consolidate the current operational risk management framework and to adopt best practices in the market, based on monitoring of an integrated and consolidated operational risk profile, for proactive management of business strategy and tactical decisions.

This programme involves a number of key areas (risk appetite, self-assessment, scenarios, metrics, etc.) that enable the Group to refine the improvements it is implementing: these will mostly be completed in 2016, covering the ten main geographic areas. A monitoring structure has been set up at the highest organisational levels, both at the corporate centre and in the local units, to ensure adequate monitoring of progress.

This programme is supported by the development of a customised and integrated operational risk solution (Heracles, based on the external SAP GRC platform). This tool and the transformation plan will be fully implemented in all of the Group’s geographic areas in 2016.

The main activities and global initiatives adopted to ensure effective operational risk management are:

•	Development and implementation of the operational risk framework, policies and procedures, both at the corporate level and in the geographic areas.

•	Creation of operational risk control units in the Risks areas (second line of defence) and designation of coordinators responsible for OR in the various spheres of the first lines of defence.

•	A new definition of a complete group of operational risk taxonomies (risks, controls, root causes, etc.), enabling more granular, thorough and consistent management of operational risk throughout the Group.

•	Development of a new operational risk appetite structure, enabling increased granularity in risk tolerance for the Group’s most significant risk concentrations.

•	Establishment of a process for escalating incidents, setting down the criteria for communication and escalation of operational risk events based on their relevance. The relevance of operational risk is defined based on thresholds set for each type of impact.

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•	Implementation of training programme at all levels of the organisation (from the board to the employees most exposed to risk in the first line of the business) and initiatives for the sharing of experiences (best practice sessions, launch of a monthly newsletter, etc.).

•	Fostering of mitigation plans for aspects of particular relevance (information security and cyber-security in the widest sense, control of suppliers, etc.): monitoring of the implementation of corrective measures and projects under development.

•	Improvements to the quality and granularity of the information on such risks analysed and presented to the main decision making forums.

•	Improvements to contingency and business-continuity plans, and, in general, crisis-management (this initiative is linked to the viability and resolution plans).

•	Fostering the control of risk associated with technology (application development and maintenance, design, implementation and maintenance or technological platforms, output of IT processes, etc.).

In the particular case of controlling suppliers mentioned above, following the development and approval of the corporate framework for agreements with third parties and control of suppliers in 2014, work continued throughout 2015 to define and develop the procedures, processes and tools needed for implementation. To this end, Group entities have been working on defining, implementing and monitoring action plans so as to adapt current processes to the new requirements of the model, paying particular attention to:

•	Identification, assignment and communication of roles and responsibilities.

•	Creation of specific committees for each geographic area to deal with issues relating to suppliers.

•	Definition and monitoring of indicators.

•	Preparation and maintenance of up-to-date inventories of suppliers of critical services.

•	Training and awareness raising of risks associated with suppliers and other third parties.

The Group is continuing to work on the implementation of the model, reinforcing and standardising the activities to be carried out throughout the management lifecycle for suppliers and other third parties.

D.4.2.4. Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates information and reporting functions and needs at both the local and corporate levels.

This system includes modules for registering events, mapping and assessing risks, indicators, and mitigation and reporting systems, and applies to all Group entities.

As part of the implementation of the advanced operational risk management approach, and taking into account the synergies that will be produced in the control sphere (integration of operational risk control functions in the widest sense and compliance, documentation and certification process particularities for the internal model into a single tool), the Group is in the process of installing a new GRC (governance, risk and compliance) tool based on the SAP system, known as Heracles. The objective of Heracles is to improve decision making for operational risk management throughout the organisation.

This objective will be achieved by ensuring that those responsible for risks in every part of the organisation have a comprehensive vision of their risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various risk and control programs, such as risk assessment, scenarios, events, assessment of control activities and metrics using a common taxonomy, and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Heracles also enables the interaction of everybody involved in operational risk management with the information in the system, but subject to their specific needs or limited to a particular sphere. However, it is always draws on a single source of information for all of the functions involved.

In 2015, the Group worked on automating the loading of information into operational risk management systems, and on improving reporting capabilities in the context of the project to comply with regulations on effective aggregation and reporting principles (Risk Data Aggregation/Risk Reporting Framework—RDA/RRF).

In order to achieve the objectives for this project, a reference technological architecture has been developed, providing solutions for information capture and feeding an integrated and reliable database (Golden Source) that is used for the generation of operational risk reports.

D.4.2.5. Training

The Group fosters awareness and knowledge of operational risk at all levels of the organisation. In 2014, a range of training initiatives were carried out, including e-learning programmes for all Group employees (general, computer security, business continuity plan) and training activities for groups requiring specific knowledge. These activities included training for employees in wholesale businesses, e-learning for executives and directors, and courses for operational risk coordinators on the first line of defence.

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D.4.3. Evolution of the main metrics

As regards the databases of events, and after consolidating the information received, the evolution of net losses (including both losses incurred and net provisions) by Basel40 risk category over the last three years is set out in the chart below:

The evolution of losses by category shows a slight reduction in relative terms for practices with clients, products and business, although these continue to be the largest item.

The most relevant losses by type and geographic region in 2015 related to judicial cases in Brazil and customer compensation in the UK.

In Brazil, the roll out of a set of measures to improve customer service (the Trabalhar Bem42 programme) has enabled us to reduce losses from judicial cases.

The increase in compensation for customers in the UK is due mainly to sales of Payment Protection Insurance. The claims received relate to a widespread practice in the UK banking sector. Provisions for possible future claims were increased in 2015, according to the Bank’s best estimates after having analysed the decision of the local authority to limit the deadline on claims.

The most noteworthy factors in the other operational risk categories include a decrease of fraud, in relative terms, and an increase in losses on process execution, delivery and management, mainly relating to provisions for process errors in the UK.

40.	The Basel categories include the risks set out in chapter D.5. Compliance and conduct risk.
41.	In accordance with local practices, the remuneration of employees in Brazil is managed as personnel expenses for the entity, without prejudice to its treatment under the Basel operational risk framework, and is therefore not included.
42.	Refer to section D.4.4., Mitigation measures, for further details.

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The chart below shows the evolution of the number of operational risk events by Basel category over the last three years:

In 2015, the Group analysed the number of internal events and put a new procedure in place for escalation of relevant events (in terms of both financial impact and number of customers affected), enabling us to process these with more effective corrective measures. The concentration of relevant events compared to total events remained at very low levels, and was lower than in the previous year.

D.4.4. Mitigation measures

The model requires the Group to monitor the mitigation measures put in place for the main sources of risk identified through operational risk management tools and the organisational and development model, and by preventative implementation of policies and procedures for managing and controlling operational risk.

The Group model combines these measures in a shared database, enabling us to assign each mitigation measure and the various tools used (events, indicators, self-assessment, scenarios, recommendations and prevention policies).

The percentage of measures distributed by type was as follows:

The main mitigation measures centred on improving the security of customers in their usual operations, the management of external fraud, continued improvements in processes and technology, and management of the sale of products and adequate provision of services.

Regarding the reduction of fraud, the main specific measures were:

Card fraud:

•	Roll out of chip cards:

•	Implementation of the standard in all the Group’s geographic areas in line with the timeframe set down by the payment media industry.

43.	In accordance with local practices, the remuneration of employees in Brazil is managed as personnel expenses for the entity, without prejudice to its treatment under the Basel operational risk framework, and is therefore not included.

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•	Replacement of vulnerable cards with new cards based on advanced authentication CDA technology, reducing the risk of cloning through more robust and complete encryption algorithms.

•	Robust (Full Grade) validation of card transactions, including more checks, always carried out online.

•	Implementation of the secure ecommerce standard (3DSecure) for internet purchases and requiring additional security codes for transactions, including the use of one-time passwords (OTP-SMS).

•	Incorporation of anti-skimming detectors and passive elements in ATMs to stop card cloning.

•	Review of card limits based on the product and customer segment, to adjust these for risk levels.

•	Application of specific fraud monitoring rules and detection tools to block suspicious transactions abroad.

Electronic fraud:

•	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device Id).

•	An improved Internet banking authentication system, with additional checks depending on the risk level for the customer or transaction.

•	Checks of online banking transactions through a second factor based on one-time use passwords. Evolution of technology, depending on the geographic area (for example, based on image codes (QR) generated from data for the transaction).

Cyber-Security Program and information security plan

The Group has put in place the Santander Cyber-Security Program to foster and complement the actions already underway. This covers:

•	governance, integrating the three lines of defence;

•	an approach based on cyber-resilience, including identification, prevention, protection, detection and reaction activities;

•	aspects of cyber-security relating to training, access control, segregation of functions and secure software development;

•	initiatives to enhance organisation.

In 2015 the Group also continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

The Group has put in place the Santander Cyber-Security Program to foster and complement the actions already underway. The global aim is for this programme to be implemented in all Group banks, and covers: i) governance, integrating the three lines of defence; ii) an approach based on cyber-resilience, including identification, prevention, protection, detection and reaction activities; iii) aspects of cyber-security relating to training, access control, segregation of functions and secure software development; and iv) initiatives to enhance organisation.

The Group has evolved its internal cyber-security model to reflect international standards (including, the US NIST —National Institute of Standards and Technology— framework) and incorporate mature concepts. It has also continued its implementation of its cyber-security master plans in Group entities, including:

•	Provision of specific budgets to improve cyber-security protection mechanisms against threats in the Group’s entities and geographic areas.

•	Contracting of cyber-security insurance at the corporate level.

•	Improvement of the Security Operations Centre (SOC), increasing its sphere of activity.

•	Participation in cyber-security exercises in various Group geographies, to assess responses to such incidents.

•	Cooperation with international forums to identify best practices and share information on threats.

The Group has also launched a training programme in this area, with a new course being implemented on the e-learning platform. This course will give precise guidelines for action, as well as examples of the main current patterns of cyber attacks and electronic fraud.

In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats.

Other relevant mitigation measures:

A number of local initiatives have been put in place to tackle external fraud involving identity theft and loan applications, given the significance of this for the Group and the industry. These include, enhancing quality controls for verifying customer identification alerts, evidence of income and applicant documentation (in the US) and plans to improve analysis of proposals (in Brazil).

With regard to mitigation measures relating to customer practices, products and business, Grupo Santander is involved in continuous improvement and implementation of corporate policies on aspects such as the selling of products and services and prevention of money laundering and terrorism financing. Detailed information on these areas can be found in section D.5.2. Compliance risk control and supervision.

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The ‘Working Well’ (Trabalhar Bem) project in Brazil is also relevant to this category of operational risk, seeking to provide the Bank’s customers with a better service, with fewer incidents and complaints. This project includes various lines of action to improve selling practices and customer protection, including: influencing design decisions for products and services, analysis and solution of the root causes of customer complaints, development of a complaints management and monitoring structure, and improvement of protection networks at contact points.

D.4.5. Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of our entities continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimise the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.

•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2015, the Group continued to advance in implementing and continuously improving its business continuity management system. This included consolidating the implementation of the three lines of defence in relation to business continuity, including newly created businesses and divisions in the management scope.

Furthermore, and based on the improvements made to the viability and resolution plans (for more details see section B.3.4. Recovery and resolution plans), a new comprehensive crisis-management model has been defined for operational and reputational crises. This refines the communication protocols for the functions involved in the decision to escalate a situation involving calling a new meeting of the crisis management committee. This also involves a redefinition of the current business continuity committee to provide adequate support to the head of operational risk Crisis Management Director in escalating issues to, and supporting, the CFO (the Crisis Management Director).

D.4.6. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to continuously improve operational control procedures to keep them in line with new regulations and best practices in the market. Thus, during the year, it continued to improve the control model for this business, attaching particular importance to the following points:

•	Analysis of the individual operations of each Treasury operator in order to detect possible anomalous behaviour. During the year all the thresholds applied to each of the controls were reviewed with the other control areas, implementing specific limits for each desk.

•	Implementation of a new tool that enables compliance with new record keeping requirements for monitoring communication channels.

•	Strengthening of controls on cancelling and modifying operations and calculation of the actual cost thereof, where these are due to operational errors.

•	Strengthening of controls on contributions of prices to market indexes.

•	Development of additional controls to detect and prevent irregular operations (such as controls on triangular sales).

•	Development of extra controls for access to systems registering front office operations (for example, to detect shared usernames).

•	Adaptation of existing controls and development of new controls to comply with the new Volcker requirements.

•	Formalisation of IT procedures, tools and systems for cyber-security protection, prevention and training.

•	Development of the Keeping in B project. This involves a range of inter-disciplinary teams seeking to reinforce aspects relating to corporate governance, compliance with money laundering and credit risk controls and procedures, financial and operational architecture, technological platforms, regulatory and organisational aspects and sufficiency of resources.

For more information on issues relating to regulatory compliance in markets, refer to section D.5.4. Regulatory compliance.

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The business is also undertaking a global transformation and evolution of its operational risk management model. This involves modernising its technology platforms and operational processes to incorporate a robust control model, enabling a reduction of the operational risk associated with its business.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main elements of risk. The information available for each country and unit in the operational risk sphere is consolidated to give a global vision with the following features:

•	Two levels of information: corporate with consolidated information, and individual for each country or unit.

•	Dissemination among Grupo Santander’s countries and units of the best practices identified through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following aspects is drawn up:

•	Grupo Santander’s operational risk management model and the Group’s main units and countries.

•	The perimeter of operational risk management.

•	Monitoring of risk appetite metrics.

•	The risk profile by country and risk category, and the main operational risk concentrations.

•	Operational risk capital.

•	The action plans associated with each risk source.

•	Distribution of losses by geographic area and risk category.

•	Evolution of losses (accumulated annual, deviation on previous year and against budget) and provisions by detection and accounting dates.

•	Analysis of the database of relevant internal and external events.

•	Analysis of the most relevant risks detected from different information sources, such as the self-assessment exercises for operational and technological risk and operational risk scenarios.

•	Assessment and analysis of risk indicators.

•	Mitigating and active management measures.

•	Business continuity and contingency plans.

This information forms the basis for complying with reporting requirements to the executive risk committee, the board risk committee, the operational risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in the management of operational risk. Common guidelines for co-ordination among the various functions involved in the insurance management cycle to mitigate operational risk were promoted in 2015. These mainly involved the insurance areas themselves and operational risk control areas, but also the first line risk management areas, pursuant to the procedure designed in 2014.

These guidelines incorporate the following activities:

•	Identification of all risks in the Group that can be covered by insurance, including identification of new insurance coverage for risks already identified in the market.

•	Establishment and implementation of criteria to quantify the insurable risk, backed by analysis of losses and loss scenarios that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•	Technical assessment of the protection provided by the policy, its costs and the elements retained in the Group (franchises and other elements at the responsibility of the insured) in order to make contracting decisions.

•	Negotiating with suppliers and award of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen mitigation of operational risk.

•	Active involvement of both areas in the global insurance sourcing unit, the Group’s highest technical body for defining coverage strategies and contracting insurance, the forum for monitoring the risk insured (created specifically in each geography to monitor the activities mentioned in this section) and the corporate operational risk committee.

This year, the Group has also contracted a cyber-insurance policy to cover the possible consequences of cyber-attacks.

Finally, it has adapted its in-house insurance model to improve the definition of functions and the coordination of the internal and external parties involved, so as to optimise protection of the income statement.

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D.5. Compliance and conduct risk

D.5.1. Scope, aim, definitions and objective

The Compliance function comprises all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

To achieve this, the Compliance function fosters the adherence of the Santander Group to the rules, supervisory requirements, principles and values of good conduct by setting standards, debating, advising and informing in the interest of employees, customers, shareholders and the wide community.

In the Grupo Santander’s current corporate configuration of three lines of defence, Compliance is an independent second-line control function that reports directly to the board of directors and the committees thereof, through the GCCO, who does so periodically and independently. The Compliance function reports to the CEO. This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

In line with what is described in section B.1. Map of risks and in accordance with the current General Risk Framework of the Grupo Santander approved by the Board of Directors of Banco Santander, the following are described as compliance risks:

•	Compliance risk: risk due to not complying with the legal framework, the internal rules or the requirements of regulators and supervisors.
•	Conduct risk: risk caused by inadequate practices in the Bank’s relationships with its customers, the treatment and products offered to them and their suitability and appropiateness for each specific customer.

•	Reputational risk: risk arising from damage to the perception of the Bank by public opinion, its customers, investors or any other interested party.

The Group’s objective in the sphere of compliance and conduct is to minimise the probability that irregularities occur; and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

Other control functions (risks) and support functions (legal, T&O, etc) also take part in controlling these risks.

D.5.2. Compliance risk control and supervision

According to the configuration of lines of defence in the Grupo Santander and, in particular, within the Compliance function, primary responsibility for the management of such function’s risks lies in the first line of defence, jointly with the business units that directly originate such risks and the Compliance function. This is performed either directly or through allocation of compliance activities or tasks to this first line.

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Further, setting, promoting and achieving units’ adherence to corporate frameworks, policies and standards across the Group is the responsibility of the Compliance function in its task of control and supervision as the second line of defence. To do so, controls are put in place and their application is monitored and verified. Reporting to governance and administrative bodies is the responsibility of the Compliance function, which is also responsible for advising and informing to senior management in these matters and fostering a culture of compliance, all of these within the framework of an annual programme whose effectiveness is periodically reviewed.

In compliance, the GCCO is responsible for reporting to governance and administrative bodies; who is also responsible for advising and informing senior management in these matters and fostering a culture of compliance, all of these within the framework of an annual programme whose effectiveness is periodically reviewed. This is independently of the reporting on all the Group’s risks (also including compliance risks) performed by the vice chairman of Risks and the CRO to the governance and administration bodies.

The Compliance function provides the basic components for managing these risks (frameworks and policies for combating money-laundering, codes of conduct, marketing of products, reputational risks, etc.) and ensures that the rest are duly tended to by the corresponding units of the Group (responsible financing, data protection, customers’ complaints, etc.), having established the opportune control and verification systems, in the second line of defence of Compliance.

Internal audit—as part of its third-line functions—performs tests and reviews necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

The essential elements of Compliance risk management are based on resolutions adopted by the board of directors, as the highest responsible body, by means of the approval of corporate frameworks that regulate significant matters, and the Santander Group’s General Code of Conduct. Such frameworks are approved at corporate level by the Banco Santander, S.A. as the Group parent, and subsequently approved by the units by means of the latter’s adhesion to the same, in order to carry out transposition in a manner that takes into account applicable local requirements.

The corporate frameworks of the Compliance function are as follows:

•	General compliance framework.

•	Products and services marketing framework.

•	Complaint management framework.

•	Anti-money laundering and terrorist financing framework.

These corporate frameworks are developed following Grupo Santander’s internal governance and are consistent with the Parent-subsidiary relationship model.

The General Code of Conduct sets out the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees and it is being supplemented in certain matters by the rules found in other codes and internal rules and regulations.

The Code also lays down the following:

•	the Compliance functions and responsibilities set out in the same.

•	the rules governing the consequences of non-compliance

•	a whistleblowing channel for the submission and processing of reports of allegedly irregular conduct.

Regulatory compliance, under the Board Risk Committee and of the regulatory compliance committee, is responsible for the effective implementation and monitoring of the General Code of Conduct.

D.5.3. Governance and the organisational model

In the exercise of its general function of supervision, the board of directors of the Banco Santander, S.A. is responsible for approving the appointment of the head of Compliance (the Group Chief Compliance Officer – GCCO), and the framework for this function and its implementing policies. In addition, the board is the holder of the Group’s General Code of Conduct and of the corporate structures that implement this function.

In order to strengthen the independence of the compliance function as a function of internal control and provided it with sufficient relevance, the executive committee, at its meeting on February 2, 2015, agreed to appoint an executive vice-president as chief compliance officer (GCCO). For these purposes, in 2015 and pursuant to its mandate, a programme for the transformation of the compliance function at global level is being carried out (Target Operating Model for Compliance, TOM) and will be implemented over a period of three years, with the aim of elevating and bringing this function in line with the best standards in the financial industry.

Reporting on the compliance function to the board is done monthly.

Mention must also be made of the adequate coordination with the operational risk function, which collects different loss events deriving from compliance and conduct risks, and which, through risk governance—which includes a common overview of all the group risks—also reports to the board of directors and to its committees.

D.5.3.1. Governance

The following corporate committees, each with their corresponding local replicas, are collegiate bodies with competencies in Compliance:

The regulatory compliance committee is the collegiate body that has powers in all matters inherent in regulatory compliance, without detriment to those assigned to the two specialised bodies in the area (corporate committee of marketing as regards the commercialisation of products and services, the monitoring committee and the anti-money laundering and terrorist financing committee.

The regulatory compliance committee held five meetings in 2015.

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The products and services commercialisation committee is the collegiate body of governance for the validation of products and services. The initial proposal and authorisation of new products and services is the responsibility of units, while such proposals and their alignment with corporate policies must be subject to corporate validation. Its objectives and functions are based on the minimisation of inappropriate commercialisation of products and services to customers, taking into account consumer protection. Its functions are performed at both corporate and local level.

The committee assesses the appropriateness of adjusting products and services to the framework where they are going to be marketed, paying special attention to ensuring:

•	That the stipulations set out in the corporate commercialisation frameworks and policies, and in general, the internal or external laws (for example, not granting loans for investment products, limiting the bank’s roles as underlying in commercialised structures, etc.) are fulfilled.

•	That the target audience is clearly established, in accordance with its features and needs, clearly stating which customers it is not considered suitable for (e.g. aspects such as the customer’s commercial segment, customer’s age, geographical jurisdiction, etc.).

•	That the criteria and controls are in place to assess how suitable the products is for the customer are defined at the time of the sale. This will include, depending on the type of product and the commercial treatment applied in each case, an assessment of the customer’s financial capacity to meet the payments associated with the product/service, the appropriateness of the customer’s knowledge and previous investment experience, and the adequate diversification of his investment portfolio, as the case may be.

•	That the suitable documentation (advertising, commercial, pre-contractual, contractual and post-contractual) for each product/ service, customer and commercialisation type be determined, and in each case, that the information be conveyed to customers clearly and transparently. This information can refer to:

-	Explaining how the product or service works, presenting, in an objective and transparent way, the information on the product/ service’s characteristics, terms and conditions, costs, risks and the calculation methodology, and not giving rise to unreasonable expectations or causing the customer to choose an inappropriate product/service.

-	Frequency and content of the post-contractual information sent to customers, including details of the effective costs incurred and information on the product’s profitability and assessment, as the case may be.

•	That training/certification plans, and checks on such plans, are in place to ensure that sales employees in the different channels have the required training and have sufficient information about the characteristics of the product/service, in order to be able to sell it appropriately.

The products and services commercialisation committee met 13 times in 2015 and analysed 104 new products/services, not having validated three of them.

The corporate monitoring committee is the Group’s collegiate governance body in monitoring of products and services, and for the assessment of customer claims in all Group units. Approved products and services are monitored locally through local monitoring committees or similar bodies, and their conclusions are reported directly to the corporate monitoring committee.

The monitoring committee held 34 meetings in 2015 at which incidents were resolved and information was analysed on the monitoring of products and services of the Group’s units.

The anti-money laundering and terrorist financing committee (formerly called the Analysis and Resolution Committee, CAR) is the collegiate body in this area, setting frameworks, policies and general objectives. It also validates the rules and regulations of other Group collegiate bodies and units in relation to prevention and coordination.

In order to strengthen governance of the function and to preserve its independence, the objectives and functions of the aforementioned committees have been reviewed in order to adjust them to the Group’s governance model, in the adaptation of the TOM.

D.5.3.2. Organisational model

Derived from the aforementioned transformation programme (TOM) and with the objective of attaining an integrated view and management of Compliance risks, the organisational structure of the function has been modified in accordance with a hybrid approach, in order to converge specialised Compliance risks (vertical functions) with an aggregate and standardised view of them (cross-cutting functions).

Hence, the Compliance structure is organised as follows to contribute to the Group’s mission in this field:

Cross-cutting functions

•	Coordination with units.

•	Governance, planning and consolidation.

•	Compliance processes and information systems.

Vertical functions

•	Regulatory compliance.

•	Governance of products and consumer protection.

•	Anti-money laundering and combating terrorist financing.

•	Reputational risk.

D.5.4. Regulatory compliance

The following functions are in place for adequate control and supervision of regulatory compliance risks:

•	Implement the Group’s General Code of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.

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•	Cooperate with Internal Audit in the regular reviews of compliance with the general code and with the codes and other rules developing it, without detriment to the regular reviews which, on matters of regulatory compliance, are to be conducted directly.

•	Prepare compliance programmes in relation with specific rules, or modifications thereof, for submission to the regulatory compliance committee and, as the case may be, subsequent approval by the board of directors or the committees thereof.

•	Regularly report to the RSRCC and the board of directors on the development of the framework and the implementation of the compliance programme.

•	Assess changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated risk situations and procedures susceptible to improvement, and propose the changes to the committee of regulatory compliance or the RSRCC.

•	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

•	Direct and coordinate investigations into the possible committing of acts of non-compliance, being able to request support from Internal Audit and propose to the Irregularities Committee the sanctions that might be applicable in each case.

•	Supervise mandatory training activity on Compliance programme.

The Compliance TOM orients the focus of the regulatory Compliance function in the following areas:

1.	Compliance in employee matters.

2.	Compliance in organisational aspects.

3.	Compliance of market regulations.

4.	Conduct in the securities markets.

1. Employees

The objective of regulatory compliance with respect to employees –on the basis of the General Code of Conduct – is to establish standards in corporate defence and conflicts of interest and, from a regulatory perspective, set guidelines for remuneration and in dealings with suppliers.

In corporate defence, the responsibility is undertaken of minimising the impact of the penal responsibility of companies for any crimes committed on account of and for the benefit of them by administrators or representatives and by employees as a result of a lack of control.

The system of managing risks for the prevention of penal crimes, which was audited in 2015, obtained the AENOR certification in 2014.

A key element in this system is the whistle blowing channel. There are five main whistle blowing channels in the Group, which registered some 400 communications in 2015.

2. Organisational aspects

This is a new aspect for regulatory compliance. The aim is to set standards, from a regulatory perspective, in record keeping, and in safeguarding the right to the protection of personal data, specifically, those of our customers.

Second-line work is also performed for the general Group compliance of US FATCA tax regulation.

3. Market regulations

In 2015, a contribution was made to the corporate project of adjustment to the US Volcker Rule, which limits proprietary trading to very specific cases that the group controls by means of a compliance programme. Compliance of other specific security markets regulations are also monitored: as in the field of derivatives, that which is established by Title VII of the US Dodd Frank Act or its European counterpart, EMIR (European Market Infrastructure Regulation).

Regulatory compliance is also responsible for disclosing relevant Group information to the markets. Banco Santander made public 98 relevant facts in 2015, which are available on the Group’s web site and that of the National Securities Market Commission (CNMV).

4. Code of Conduct in Securities Markets (CCSM)

The Code of Conduct in Securities Markets (CCSM), supplemented by the Code of Conduct for Analysis Activity, and other implementing rules, contains Group policies in this field and defines, inter alia, the following responsibilities for regulatory compliance:

•	Register and control sensitive information known and generated by the Group.

•	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

•	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

•	Receive and deal with communications and requests to carry out own account trading.

•	Control own account trading of the relevant personnel and manage possible non-compliance of CCSM.

•	Identify, register and resolve conflicts of interest and situations that could give rise to them.

•	Analyse activities suspicious of constituting market abuse and, where appropriate, report them to the supervisory authorities.

•	Resolve doubts on the CCSM.

At present, 13,000 people are considered relevant persons under the CCSM in the Group.

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D.5.5. Governance of products and consumer protection

As a result of the transformation of the compliance function into the new TOM model, the old reputational risk office has been renamed as governance of products and consumer protection, and broadens its authority to strengthen adequate control and supervision of the marketing risks of products and services, promotion of transparency and a simple, personal and fair approach to customers to protect their rights and ensure that policies and procedures take consumers’ perspective into account. To do so, the following functions have been established, and organised on the basis of two corporate frameworks and a set of policies that lay down basic principles and guidelines in this field:

Frameworks

•	Corporate commercialisation framework: uniform system for the marketing of products and services, with the aim of minimising exposure to risks and possible claims arising from such fields in all phases (validation, pre-sales, sales, post-sales following).

•	Complaint management framework: uniform system for the systematised management of registration, control, management and analysis of the cause of complaints by different categories, thus allowing for identifying reasons for customer dissatisfaction, offering appropriate solutions in each case and improving, as necessary, the processes giving rise to them.

Functions

•	Foster units’ adherence to aforementioned corporate frameworks.

•	Facilitate the functions of the corporate commercialisation committee, ensuring correct validation of any new product or service proposed by any Group subsidiary or the parent prior to the launch thereof.

•	Preserve internal consumer protection, with the objective of improving relations with the Group, effectively promoting their rights, facilitating a solution to any controversies, in accordance with best practices through any channel, and fostering financial knowledge. The objective is to contribute to lasting relationships with customers.

•	Identify, analyse and control fiduciary risk generated by private banking, asset management, insurance and outsourced activity of custody services for customers’ financial instruments. Fiduciary risk is the risk that arises from the administration of financial instruments on customers’ behalf. This process of fiduciary risk management requires the following activities, in addition to an admission process:

•	regular assessment of compliance of products’ mandates, such that the risk associated to customers’ position is always handled in the customer’s best interest.

•	monitoring the final performance of the investments both with regard to the fiduciary relations with the client who expects the best performance as well as with regard to competitors.

•	regular monitoring of third-party custody providers.
•	collect, analyse and report to Group governance bodies the information necessary to carry out an adequate analysis of the marketing risk of products, services and claims, with a twofold view: the possible impact on customers and on the Group, and on the monitoring of products and services throughout their life cycle.

•	supervise subsidiaries’ processes of marketing and of customer complaint management, making proposals for improvement and following up on actions plans to mitigate risks.

The following were the main activities carried out by this function in 2015:

•	In addition to the aforementioned analysis, of the 104 products and services submitted to the corporate commercialisation committee:

i.	analysis and validation of 27 products or services considered to be not new.

ii.	reviewing compliance of agreements in 63 structured notes issued by Santander International Products Plc. (subsidiary fully owned by Banco Santander S.A.) and

iii.	resolution of 182 consultations by different areas and countries.

•	Updating of the contents and formats of documents that regulate the validation and monitoring of products and services in order to incorporate the best practices identified in the Group in this areas. These documents were validated by the committee (July 2015) and then communicated to the subsidiaries, as they are considered benchmark documents that Group units must use as the basis for developing or adapting their own procedures in these areas. The main innovations are:

i.	checklist which includes an assessment of the degree to which the proposal is aligned with the simple, personal and fair values of the corporate culture.

ii.	update of the draft memorandum provided to Group units as guidelines for submitting initiatives to the pertinent commercialisation committee.

iii.	update of the monitoring report submitted to Group units to assist in setting minimum and homogeneous contents for tracking and reporting on marketed products and services and

iv.	extending the monitoring scope to all products and services, regardless of the date on which they were validated.

•	supervise local monitoring of marketed products and services, with special attention focused on some units that require it due to the type of products and customers they have.

•	Monitor the the fiduciary risk of customers’ equity in real estate investment funds and pension funds all managed by Santander Asset Management, the holding company owned by the group.

•	Analyse and consolidate complaint information and management thereof from 25 local units and 36 business units and 10 branch offices of Santander Global Corporate Banking.

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Corporate projects

•	Darwin Project: development of corporate tools to improve safeguarding of customers’ rights:

i.	MRF claim management tool, used in the registration, management and traceability of customer cases in order to comply with regulators’ and consumers’ expectations;

ii.	tool based on Text & Speech Analytics ARCA (Application for Root Cause Analysis), complying with the Joint Committee guidelines of the European regulators. The tool processes all complaints cases in order to create uniform groups of information or clusters, and identify the cause of customers’ problems in order to mitigate them.

•	Classification of financial products under a corporate methodology (rating of one to five): during the year, monitoring of implementation of technology developments in subsidiaries that will allow for maintaining this classification in systems and apply pertinent marketing criteria, with implementation estimated for the first half of 2016.

•	Conduct costs arising from marketing (pilot Spain with the idea of spreading conclusions and synergies throughout the rest of the Group): the Corporation has led a collecting of processes and data of Santander España, in order to prepare and action plain aimed at setting up a procedure for identifying and recording, in a centralised, comprehensive, complete and reliable manner, all costs relating to conduct risks arising from marketing.

D.5.6. Anti-money laundering and terrorist financing

The following functions are in place for the adequate control and supervision of money laundering and terrorist financing risks:

•	For Grupo Santander, it is a strategic objective to have an advanced and efficient anti-money laundering and terrorist financing system, constantly adapted to the latest international regulations and with the capacity to confront the appearance of new techniques by criminal organisations.

•	Its action is structured based on the corporate framework which establishes the principles and basic action guidelines to set minimum standards that Grupo Santander’s units must observe. It is formulated in accordance with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and provisions of European directives concerning the prevention of the financial system being used for money laundering and for combating terrorist financing.

•	The local units, in their role as first line of defence, are responsible for managing and coordinating the systems and procedures for anti-money laundering and terrorist financing in the countries where the Group operates, as well as the investigation and treatment of communications of suspicious transactions and of the information requirements of the corresponding authorities. Each of these local units has persons responsible for this function.
•	Corporate systems and processes have been established in all units, based on decentralised operational technology systems, which can provide the corporate function with local management information and data, and also reporting, monitoring and control. These systems are used to apply an active and preventive management in the analysis, identification and monitoring of transactions suspected to be involved in money laundering or terrorist financing.

•	Grupo Santander is a founding member of the Wolfsberg Group, with other major international financial entities. The Wolfsberg Group aims to establish international standards to increase the effectiveness of the anti-money laundering and combating terrorism financing programmes in the financial community. A number of initiatives have been launched to address different areas of concern. Supervisory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

The prevention organisation assists 168 different Group units established in 31 countries. There are 900 professionals in the Group performing the anti-money laundering and combating of terrorism financing function, and 81% of them are exclusively engaged on this task.

The main activity indicators for 2015 are as follows:

•	Subsidiaries reviewed: 109

•	Cases investigated: 84,748

•	Communications to authorities: 21,485

•	Training for employees: 129,233

The Group has both local and corporate training plans, with the aim of covering all employees. There are also specific training plans for the most sensitive areas related to anti-money laundering and terrorist financing.

D.5.7. Reputational risk

As a result of the transformation of the compliance function through the implementation of the TOM model, very significant progress has been made in the specification of the details of the reputational risk model.

The specific characteristic of reputational risk, originating in a wide variety of sources which, when combined with the stakeholder’s view, requires a unique approach, control and management model, different from other risks.

The reputational risk model is based on an eminently preventative approach, but it is also based on efficient crisis management processes.

Reputational risk management is to be incorporated into both business and support activities, and in internal processes. It should, therefore, allow for integrating functions of risk control and supervision in its activities.

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The reputational risk model also involves an integrated understanding not only of the bank’s activities and processes in the performance of its activity, but also of how it is perceived by stakeholders (employees, customers, shareholders and investors, and society at large) in different environments. This approach requires close coordination between the management, support and control functions with the different stakeholders.

Reputational risk governance is thus included as a part of compliance governance, as indicated. The compliance function reports to the senior management about reputational risk questions, once the data regarding the sources of reputational risk has been consolidated.

D.5.8. Risk assessment model of compliance and risk appetite

The Group risk appetite for compliance risks stems from a non appetite declaration for risks of this type, in order to clearly reduce the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance risk is organised in a homogeneous way in units, by establishing a common methodology, which consists of setting a series of compliance risk indicators and assessment matrices which are prepared for each local unit.

The corporate compliance function has assessed the regulatory risk (risk assessment) in 2015, focusing on the Group’s main countries. Actions plans designed to allay high risks which derive from risk assessment are monitored on a quarterly basis, country by country.

In accordance with the new compliance TOM, in 2015 the Group launched new indicators and established an initial risk assessment in regulatory consumer protection and products governance, anti-money laundering and funding of terrorism, and reputational risk functions.

From 2015 on, risk assessment is going to be consolidated in order to have a comprehensive overview of all compliance risks, so that such risks can be integrated with all the Group’s other risks, and so the board of directors may have a holistic vision of these risks. This will allow the Group to have a single overview of how compliance risk appetite is established, how it is monitored and what corrective measures need to be deployed, if necessary. This task is performed in accordance with the same methodologies and indicators as in the risk function, so that they are integrated in the Group’s risk appetite framework. Incurred losses resulting from compliance risks are added to the common event data base that is managed by the Risk function, in order to have a complete oversight, and also to provide an integrated control and management of non-financial risks.

The TOM model implementation is expected to include a revised taxonomy of the different types of compliance risks, as first level risks. The aim of this taxonomy is to clearly identify the compliance risks and so be able to ready for possible stress tests in the future.

D.5.9. Transversal corporate projects

In Risk Assessment, a methodology has been established for assessing compliance risks, training of all Group units, and in coordination with the operational risk function, the launching of an assessment exercise.

Lastly, the Risk Data Aggregation (RDA) project, in collaboration with the risk function, consists of a risk indicators models, which have been identified by the vertical functions, and which are required in a corporate tool in order to provide management information.

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D.6. Model risk

Grupo Santander has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular.

A model is taken to be a any metric based on a quantitative method, system or estimate which provides a simplified representation of reality, using statistical, economic, financial or mathematical techniques for processing information and obtaining a result based on a series of assumptions and subject to a certain degree of uncertainty. The use of models helps decisions to be taken more rapidly and objectively, generally justified by analysis of large amounts of information.

When models are used extensively, so-called Model Risk emerges, which is defined as a number of possible adverse impacts, including losses, produced by decisions based on erroneous models or models that have been misused.

According to this definition, the sources of Model Risk are as follows:

•	the model itself, due to the utilisation of incorrect or incomplete data, or due to the modelling method used and its implementation in systems

•	improper use of the model

Grupo Santander has been working on the definition, management and control of Model Risk in recent years, and took a major step forward in 2015 by creating a specific area within its Risk division to control this type of contingency. The area encompasses the old model validation unit and a specific control team.

The function is deployed at the corporation and also at each of the Group’s main entities. In order to carry out this function, a control framework has been defined with details concerning questions such as organisation, governance, model management and model validation.

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Management and control of Model Risk is based on the life cycle of a model as defined by Grupo Santander, shown below:

1.- Definition of standards

The Group has defined a set of standards to develop, monitor and validate its models. Any models used by the Group must meet these standards, regardless of whether they are developed internally or are acquired from third parties. The standards provide a guarantee of quality for the models used by the Group for decision-making purposes.

2.- Inventory

One key feature of proper management of Model Risk is a complete exhaustive inventory of the models used.

Grupo Santander has a centralised inventory, created on the basis of a uniform taxonomy for all models used at the various business units. The inventory contains all relevant information on each of the models, enabling all of them to be properly monitored according to their relevance. The inventory enables transversal analyses to conducted on the information (by geographic area, types of model, importance etc.), thereby easing the task of strategic decision-making in connection with models.

3.- Planning

This phase involves all those affected by the model life cycle –users, developers, validators, data providers, IT etc.– and draws up and establishes priorities.

This planning takes place once a year at each of the Group’s largest entities, and is approved by local governance bodies, and validated by the corporation.

4.- Compilation of information

As already mentioned, the data used to create models are a main source of Model Risk. Data must be reliable and complete, and must have sufficient historic depth to ensure that the model developed is suitable.

Grupo Santander has specialist teams to provide the information used to build models, information which has previously been certified by the owners.

5.- Development

This is the model’s construction phase, based on the needs laid down in the Models Plan and the information furnished to this end by the specialists.

Most of the models used by the Santander Group are developed by internal methodology teams, though some models are also outsourced from external providers. Development must meet the standards established in either case.

6.- Pre-implementation testing

When the models have been built, the developers and their owners subject them to a battery of tests to ensure that they are functioning as expected, and make any adjustments necessary to this end.

7.- Materiality

Each Group model must be associated with a level of materiality or importance, which is established by an agreement among the parties involved.

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The criteria for establishing materiality are documented in a corporate policy, which is transposed and approved at each of the Group’ s major entities.

Materiality determines the depth, frequency and scope of the validations and monitoring of the model, in addition to the governance bodies that must take decisions concerning the model.

Materiality constitutes basic information for proper model risk management, and constitutes a field in the corporate inventory.

8.- Independent validation

Internal validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of Grupo Santander’s model risk.

Hence, as indicated above, a specialist unit is in place which is totally independently of both developers and users, draws up a technical opinion of the suitability of internal models to their purposes, and sets out conclusions concerning their robustness, utility and effectiveness.

At the present time internal validation covers any models used in the risk function, be they models for credit risk, market risk, structural or operational risk, economic or regulatory capital risk, models for provisions and stress test models including, in the latter case, models to estimate items on the institution’s balance sheet and income statement.

The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they allow, which determines their effectiveness. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

After each model has been revised, the validation opinion is converted into a score on a scale of one to five as the model risk appraised by the internal validation team.

This corporate internal validation environment at Grupo Santander is fully aligned with the internal validation criteria of advanced models produced by the financial regulators to which the Group is subject. This maintains the criterion of a separation of functions for units developing and using the models (first line of defence), internal validation units (second line of defence) and internal audit (third line of defence) as the ultimate layer of control, checking the effectiveness of the function and its compliance with internal and external policies and procedures, and commenting on its level of effective independence.

9.- Approval

Before they are rolled out and actually used, models must be submitted for approval by the proper body, in accordance with their materiality.

10.- Implementation

This is the phase during which the newly developed model is implemented in the system in which it will be used. As already mentioned, the implementation phase is another possible source of model risk, and it is therefore essential that tests be conducted by technical units and the owners of the model to certify that it has been implemented pursuant to the methodological definition.

11.- Monitoring

A model is designed and built on the basis of certain information and circumstances, which may change with the passage of time. Models must therefore be regularly checked to ensure that they are still working properly, and adapted or redesigned if this is not the case.

The frequency and depth of monitoring is established on the basis of the models’ materiality.

12.- Management reporting

Senior management at Grupo Santander, in the various units and also at the Corporation itself, regularly monitors model risk in a set of reports that provide a consolidated view of the Group’s model risk and enable decisions to be taken in this regard.

13.- Governance

The Model Risk Management Framework stipulates that the body taking responsibility for authorising risk management models to be used is the Models Committee. Each business unit has a models committee which takes responsibility for decisions concerning approval of the local usage of these models when the approval of the corporate models committee has been secured. Under the current policy, all models submitted to a models committee must have an internal validation report.

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D.7. Strategic risk

Grupo Santander considers strategic risk to be what it calls a transversal risk. During 2015, a strategic risk control and management model has been designed, and will be used as a reference for Group subsidiaries. This model includes the risk definition, the functional aspects and the description of the main processes associated with strategic management and control.

Strategic risk is the risk which is associated with strategic decisions and with changes in the entity’s general conditions, which have an important impact on its business model in both the mid and long term.

The entity’s business model is a key factor for strategic risk. The business model should be feasible and sustainable, deliver acceptable results each year and for at least the next three years.

There are three categories or types of strategic risk:

•	Business model risk: the risk associated with the entity’s business model. This includes the risk of the business model being obsolescent, of it being irrelevant, and/or losing value, and so not be able to deliver the expected results. This risk is caused both by external factors (macroeconomic, regulatory, social and political questions, changes in the banking industry, etc.) and also internal ones (strength and stability of the income statement, distribution model/channels, revenue and expenses structure, operational efficiency, adequacy of human resources and systems, etc).

•	Strategy design risk: the risk associated with the strategy set out in the entity’s five-year strategic plan. Specifically, it includes the risk that the strategic plan may not be adequate per se, or due to its assumptions, and thus the Bank will not be able to deliver on its expected results. It is also important to consider the opportunity cost of designing another more adequate strategy or the lack of action through not designing it.

•	Strategy execution risk: the risk associated with the process of implementing five-year strategic plans and three-year plans. As the strategy is implemented in the mid and long term, it often has execution risk due to the complexity and many variables involved in it. Other risk area to be borne in mind are possibly inadequate resources, change management, and, lastly, lack of capacity to cope with changes in the business environment.

As far as strategic risk management and control are concerned, transversal risks associated with corporate development should also be taken into account, as they can pose an important risk to the business model. Such risks are: those which entail a change in the entity’s scope and activity, acquisitions or disposals of significant holdings and assets, joint ventures, strategic alliances, shareholder agreements and capital transactions.

Lastly, there is another type of risks which may not have a strategic origin (credit, market, operational, compliance risks, etc.). Such risks can have a significant impact on the entity’s financial strength, and may in turn affect the entity’s strategy and business model. Hence, it is important to identify, assess, manage and control them.

Thus, Top Risks: they are risks with a significant impact on the entity’s results, liquidity or capital or risks which could entail undesirable considerations. These risks can bring the entity nearer to default.

While Emerging and Evolving Risks: are risks which have not previously appeared or which have been presented in a different way. These risks often involve a certain degree of uncertainty and are difficult to quantify, but they can have a significant impact during a mid-long term time frame.

The chart below shows how the above risks impact the Group’s business model and strategy.

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D.8. Capital risk

Organisation of this section

After an introduction to the concept of capital risk and solvency levels at the close of 2015, the key capital figures are outline (pag. pag.281-282].

Next we describe the regulatory framework from a capital standpoint [pag. 282-283].

After that, the regulatory capital and economic capital figures are presented [pag. 283-287].

Lastly, we describe the capital planning process and stress tests in

Grupo Santander [pag. 287-289].

For further details, refer to the Prudential Risk Report of Grupo Santander (Pillar III).

D.8.1. Introduction

Santander defines capital risk as the risk that the Group or some of its companies do not have the amount and/or quality of sufficient equity to meet the minimum regulatory requirements set for operating as a bank, to fulfil on the market’s expectations about its/ their credit solvency and support business growth and the strategic possibilities they present, in accordance with the strategic plan. Of note are the following objectives:

•	complying with the internal objectives for capital and solvency.

•	meeting regulatory requirements.

•	aligning the Bank’s strategic plan with the capital expectations of outside agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	supporting the growth of the businesses and exploit the strategic opportunities that arise.

Grupo Santander has a comfortable solvency position, above the levels required by regulators and by the European Central bank, our supervisor. In 2015, the Group continued to bolster its capital ratios in view of the adverse economic setting and to comply with new regulatory requirements. In early 2015, it carried out a EUR 7.5 billion accelerated book building operation, and established a dividend policy which assures organic capital generation.

At 31 December 2015, the Group’s main capital ratios are as follows:

	Fully loaded	Phase-in
Common Equity (CET1)	10.05%	12.55%
Tier1	11.00%	12.55%
Total Ratio	13.05%	14.40%
Leverage ratio	4.73%	5.38%

Phase-in ratios are calculated applying the transitional Basel III implementation schedules, while Fully loaded ratios are calculated using the final standard.

On 3 February, 2016, the European Central Bank authorised the use of the Alternative Standard Method to calculate capital requirements at consolidated level for operational risk in Banco Santander (Brasil) S.A. The impact of this authorization on the Group’s risk-weighted assets (-EUR 7,836 million), and, consequently, on its capital ratios, has not been taken into account in the data published on 27 January and which are presented in this report.

At the end of 2015, the ECB sent every entity a notification setting out the minimum prudential capital requirements for the following year. For 2016, Grupo Santander must maintain a minimum phase-in CET1 capital ratio at the consolidated level of 9.75% (9.5% being the Pillar I, Pillar II and capital buffer requirements and 0.25% the requirement for being a Systemically Important Financial Institution). As can be seen from the table above, the Group’s capital exceeds the ECB’s minimum requirement.

1.	Minimum prudential requirements established by the ECB based on the supervisory review and assessment process (SREP)

The Group is working towards its goal of having a CET1 fully loaded of more than 11% by 2018.

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Capital

The Group considers the following capital concepts:

Regulatory capital

•	Capital requirements: the minimum volume of own funds required by the regulator to ensure the solvency of the entity, depending on its credit, market and operational risks.

•	Eligible capital: the volume of own funds considered eligible by the regulator to meet capital requirements. The main elements are accounting capital and reserves.

Economic capital

•	Self-imposed capital requirement: the minimum volume of own funds required by the Group to absorb unexpected losses resulting from current exposure to the risks assumed by the entity at a particular level of probability (this may include other risks in addition to those considered in regulatory capital).

•	Available capital: the volume of own funds considered eligible by the entity under its management criteria to meet its capital requirements.

Cost of capital

The minimum return required by investors (shareholders) as remuneration for the opportunity cost and risk assumed by investing in the entity’s capital. The cost of capital represents a ‘cut-off rate’ or ‘minimum return’ to be achieved, enabling us to analyse the activity of our business units and assess their efficiency.

Return on risk adjusted capital (RORAC)

This is the return (net of tax) on economic capital required internally. Therefore, an increase in economic capital decreases the RORAC. For this reason, the Bank requires transactions or business units involving higher capital consumption to deliver higher returns.

This considers the risk of the investment, and is therefore a risk-adjusted measurement of returns.

Using the RORAC enables the Bank to manage its business more effectively, assess the real returns on its business - adjusted for the risk assumed - and to be more efficient in its business decisions.

Value creation

The profit generated in excess of the cost of economic capital. The Bank creates value when risk adjusted returns (measured by RORAC) exceed its cost of capital, and destroys value when the reverse occurs. This measures risk adjusted returns in absolute terms (monetary units), complementing the RORAC approach.

Expected loss

This is the loss due to insolvency that the entity will suffer over an economic cycle, on average. Expected loss considers insolvencies to be a cost that can be reduced by appropriate selection of loans.

Leverage ratio

This is a regulatory metric that monitors the solidity and robustness of a financial institution by comparing the size of the entity to its capital.

It is calculated as the ratio between Tier1 capital and leverage exposure, which considers the size of the balance sheet with certain adjustments for derivatives, security funding transactions and contingency accounts.

Control of capital risks is not just a question of complying with current regulatory ratios. The regulatory changes affecting the Group, our key regulatory capital figures and leverage ratio, economic capital, return on risk adjusted capital) and capital planning and stress tests performed by the Group to assure our solvency, are explained in the following sections.

D.8.2. Regulatory framework

The standards known as Basel III came into force in 2014, setting new global standards for banks’ capital and liquidity.

From the standpoint of capital, Basel III redefines what is considered as available capital in financial institutions (including new deductions and raising the requirements of eligible capital instruments), increases the minimum capital required, demands that institutions operate permanently with capital buffers and adds new requirements in the risks considered.

In Europe, the new standards have been implemented via EU directive 2013/36, known as CRD IV, and its regulations 575/2013 (CRR), which is directly, applied in all EU countries (Single Rule Book). These standards are also subject to regulatory developments entrusted to the European Banking Authority (EBA).

CRD IV was introduced into Spanish law through Act 10/2014 on the ordering, supervision and solvency of credit institutions, and its subsequent regulatory implementation through Royal Decree Act 84/2015. The CRR is directly applicable in Member States from 1 January 2014 and repeals those lower-ranking standards that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014. The phase-in affects both the new deductions from capital and the instruments and elements of capital that cease to be eligible as capital under the new regulations. The capital conservation buffers provided for in CRD IV will also be phased in gradually, starting in 2016 and reaching full implementation in 2019.

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After it was implemented, the Basel Committee on Banking

Supervision has said that it intends to amend the capital regulations in the following sections:

•	Standard credit risk method (open for public consultation until March 2016).

•	Standard market risk method (Fundamental review of trading book).

•	Standard operational risk method (there will be a public consultation in early 2016).

•	IRB Internal Models: reducing the eligible options in design of models, particularly in certain portfolios.

•	Internal market models: allow supervisors to withdraw authorisation to use this on the trading desk, reduce hedge mitigation and reduce diversification mitigation.

•	Operational risk internal models: a consultation will be made on whether to eliminate them.

•	Securitisations: the treatment of securitisations which fit the definition of ‘simple, transparent and comparable’ will be modified.

•	Minimum requirements (floors): the BCBS has said that it intends to replace the current floor of 80% of RWA calculated under Basel I with floors consisting of one for each risk type, defined based on the new revised standard methods.

•	Structural interest rate risk: the Committee has said that it intends to establish a capital requirement for the structural interest rate risk on banks’ balance sheets.

•	Calibration of leverage ratio: a minimum benchmark of 3% has been established, and will be reviewed in 2017. In recent publications, both the BCBS and the EVA have recommended a ratio of between 4% and 5%. Its calibration is expected to be completed in 2016 and it should be implemented in 2018.

Most of these regulatory modifications will be defined in 2016.

Grupo Santander shares the ultimate objective that the regulator pursues with this new framework, which is to make the international financial system more stable and solid. For years Grupo Santander has collaborated by supporting regulators and taking part in the studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain to calibrate the regulations.

Lastly, the TLAC (Total Loss Absorption Capacity) required of Global Systemically Important Entities (G-SIBs) was approved in the last G-20 meeting held in Antalya in November 2015. This is a very important milestone in terms of regulation. The TLAC means that banks must have a sufficient buffer of liabilities (capital and convertible debt) to be able to absorb losses, either through conversion to capital or by accepting a ‘haircut’. The objective is that when facing a risk of insolvency, a bank should be able to recover its solvency without needing to be bailed out by national governments. This regulation is pending incorporation into the prevailing regulatory framework. However, the Financial Stability Board (FSB)

has set a 3-year implementation schedule, such that it comes into effect in 2019. This proposes a minimum requirement for January 2019 equivalent to the higher of 16% of risk-weighted assets or 6% of leverage exposure; and for January 2022, the higher of either 18% of risk-weighted assets or 6.75% of leverage exposure.

The regulation requires that liabilities eligible for computation in this requirement must be subordinate to other non-eligible liabilities, and may include common equity, preferred issues eligible as Tier1 capital, subordinated debt eligible as Tier2 capital and at least 33% in the form of senior and junior debt.

The regulation stipulates that this requirement should be met at the consolidated level and at the level of each resolution group, as defined in the living wills. It also sets down certain restrictions on the financial support that a parent can provide to a subsidiary to comply with these requirements.

In Europe, Directive 2014/59/EU, known as the ‘BRRD’, was implemented. The BRRD has similar goals to the TLAC regulation.

This Directive also includes the concept of loss absorption and a minimum required eligible liability (MREL) requirement, which is similar to the TLAC. However, there are some differences in the ratios established, the scope of application and certain other definitions. The MREL applies to all entities operating in Europe, and is not limited solely to systemically important institutions. This began to apply on 1 January 2016, based on an ‘bank by bank’ calibration, with a 48-month transition period. It only applies to EU territory.

The MREL will be reviewed at the end of 2016, following the EBA submitting a report to the European Commission.

Furthermore, in 2015 the European Banking Authority has conducted the 2015 transparency exercise, in which it published information on risk-weighted assets, capital, solvency, and the details of sovereign positions at December 2014 and 2015 for 105 banks from 21 European countries, covering 67% of total assets in the European banking system. This exercise was aimed to promote transparency and to provide information on European banks’ capital and solvency, encouraging market discipline and the Union’s financial stability. The results underscore Grupo Santander’s comfortable capital and solvency position, ahead of its peers in many core metrics.

D.8.3. Regulatory capital

The regulatory capital framework is based on three pillars:

•	Pillar I sets the minimum capital requirement for credit, market and operational risk, allowing the possibility of using internal ratings and internal models (IRB approach) for calculating credit-risk-weighted exposures, internal models (VaR) for market risk and internal models for operational risk. The aim is to make the regulatory requirements more sensitive to the risks actually incurred by financial institutions in carrying on their business activities.

•	Pillar II establishes a system of supervisory review, aimed at improving banks’ internal risk management and capital adequacy assessment in line with their risk profile.

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•	Lastly, Pillar III deals with financial information transparency and market discipline.

In 2015, the solvency target set was reached, despite negative one-off impacts. Our CET1 ratio fully loaded stands at 10.05% at the close of 2015, proving our organic capital generation capacity, which is of 10 b.p. a quarter. The key regulatory capital figures are indicated below:

	Fully loaded		Phase-in
	Dec 15	Dec 14	Dec 15	Dec 14
Common equity (CET1)	58,705	48,129	73,478	64,250
Tier1	64,209	52,857	73,478	64,250
Capital total	76,205	60,394	84,346	70,483
Risk-weighted assets	583,893	582,207	585,633	585,621
CET1 Ratio	10.05%	8.27%	12.55%	10.97%
Tier1 Ratio	11.00%	9.08%	12.55%	10.97%

Total capital ratio	13.05%	10.37%	14.40%	12.03%

The table below shows risk-weighted assets (RWAs) in the main geographic areas and type of risk.

Deployment of models

As regards credit risk, Grupo Santander continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

Santander continued to pursue this objective during 2015 through its plan to gradually implement the necessary technology platforms and methodological improvements to be able to gradually apply the advanced IRB approach for the calculation of regulatory capital in the rest of the Group’s units.

Grupo Santander currently has the supervisory authorisation to use advanced approaches for calculating the regulatory capital requirements by credit risk for the parent bank and the main subsidiaries in Spain, United Kingdom, Portugal, and certain portfolios in Mexico, Brazil, Chile, Santander Consumer Finance Spain and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. In 2015, authorisation was received for the vehicle portfolio of Santander Consumer Nordics, maintaining the IRB approach for the companies and retail portfolios of the joint venture with PSA Francia.

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Risk Profile > Capital risk

The current proportion of use of IRB and standard methods is as follows:

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. During 2015, the Group increased the pace of transformation towards an advanced operational risk management (AORM) approach. The AORM programme will help Grupo Santander to develop internal models for estimating capital in its main geographic areas, both for economic capital and stress testing, and for potential application as regulatory capital.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, in terms of market risk the Santander Group has permission to use its internal model for the treasury trading activity in Spain, Chile, Portugal and Mexico, thus continuing the plan of gradual implementation for the rest of the units presented to the Bank of Spain.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The CRD IV was amended on 17 January 2015 by modifying Regulation (EU) no. 575/2013 to harmonise the calculation criteria with those set forth in the Basel III leverage ratio framework and disclosure requirements document by the BCBS.

This ratio is calculated as the ratio between Tier1 divided by the leverage exposure. This exposure is calculated as the sum of the following items:

•	Accounting assets, without derivatives and not including items considered to be deductions in Tier1 (for example, it include the balance of loans but not the goodwill).

•	Off-balance sheet items (guarantees, unused credit limits granted, documentary credits, in the main) weighted by the credit limits.

•	Inclusion of the net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps.

The ratios published by the Group since 2014 are indicated below:

The leverage ratio is still undergoing calibration and it is not compulsory until 2018. For the time being, a reference of 3% has been set (the Bank’s ratio is higher). During this period, the only obligation is to disclose the data to the market. More details are available in the Prudential Relevance Report (Pillar III) which is published on the Group website.

Global systemically important financial institutions

Grupo Santander is one of the 30 entities which have been classified as global systematically importance banks (G-SIB).

The designation as a systemically important entity is based on a measurement established by the regulators (the FSB and BCBS) based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity). This information is requested annually from banks with leverage exposure in excess of EUR 200,000 million (76 banks in December 2014), which are required to disclose it (refer to the information on www.gruposantander.com).

Based on this information, Banco Santander scored 208.4 points.

The fact that Santander is considered as a G-SIB means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (we are included in the group of banks with the smallest capital buffer, 1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

Refer to the Prudential Relevance Report (Pillar III) for more information.

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Risk Profile > Capital risk

D.8.4. Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long term rating objective of ‘A’ (two notches above Spain’s rating), which means a confidence level of 99.95% (above the regulatory 99.90%) to calculate the necessary capital.

Santander’s economic capital model includes in its measurement all significant risks incurred by the Group in its operations (risk of concentration, structural interest rate, business, pensions and others beyond the sphere of Pillar I regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational and business nature, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in adverse scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, putting in a metric comparable activities and different types of risk.

The economic capital requirement at the end of December 2015 was EUR 71,671 million, EUR 20,706 million below the EUR 92,377 million available economic capital.

The table below sets out the available economic capital:

Million euros

	Dec 15	Dec 14
Net capital and issue premiums	52,004	44,851
Reserves and retained profits	49,673	46,227
Valuation adjustments	(15,448)	(11,429)
Minority interests	6,148	4,131
Base economic capital available	92,377	83,780
Required economic capital	71,671	69,278
Excess Capital	20,706	14,502

The main difference with the regulatory CET1 comes from the treatment of goodwill and other intangibles, which we consider as one more requirement of capital instead of as a deduction from the available capital.

The distribution of economic capital needs by type of risk at the end of December 2015 is shown in the following chart:

The table below sets out Grupo Santander’s distribution by types of risk and geographic area at the end of December 2015:

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Risk Profile > Capital risk

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 42% of the capital, Latin America including Brazil 23%, the United Kingdom 18% and the United States 17%.

Outside the operating areas, the corporate centre assumes, principally, the risk from goodwill and the risk derived from the exposure to structural exchange rate risk (risk derived from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).

The benefit of diversification contemplated in the economic capital model, including both the intra-risk diversification (equivalent to geographic) as well as inter-risks amounted to approximately 30%.

Return on risk adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Measurement of the Group units’ management, using budgetary tracking of capital consumption and RORAC.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for- like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk- adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation =profit – (average EC x cost of capital).

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The Group’s cost of capital for 2015 was 9.31% (vs. 11.59% the previous year, in which there was greater market volatility).

The Group’s internal management includes an annual revision of the cost of capital and also an estimated cost of capital for each business unit, taking into account the specific features of each market, under the philosophy of subsidiaries autonomous in capital and liquidity, in order to assess if each business is capable of generating value individually.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2015 in value creation varied. The Group’s results, and thus the RORAC figures and value creation, are conditioned by the different evolution of the economic cycle in the Group’s units.

The creation of value and the RORAC for the Group’s main business areas at December 2015 are shown below:

	Dec 15		Dec 14
Main segments	RORAC	Value creation	RORAC	Value creation
Continental Europe	13.9%	883	13.6%	358
UK	22.5%	1,065	20.4%	634
Latin America	33.8%	2,746	29.7%	2,401
US	13.4%	308	19.5%	412

Total business units	20.2%	5,001	20.4%	3,805

D.8.5. Planning of capital and stress exercises

Stress tests on capital have become particularly important as a dynamic evaluation tool of the risks and solvency of banks. A new model of evaluation, based on a dynamic (forward-looking) approach, is becoming a key element for analysing the solvency of banks.

It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. It is necessary to have for it robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence the bank’s solvency.

The ultimate objective of the stress exercises is to carry out a full assessment of the risks and solvency of banks, which enables possible capital requirements to be calculated in the event that they are needed because of banks’ failure to meet the capital objectives set, both regulatory and internal.

Internally, Grupo Santander has defined a process of stress and capital planning not only to respond to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including for adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as ‘normal’ macroeconomic situations), and the Group’s solvency ratios are obtained for a period usually of three years.

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This process provides a comprehensive view of the Group’s capital for the time frame analysed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The structure of the process is shown below:

The structure facilitates achieving the ultimate objective which is capital planning, by turning it into an element of strategic importance for the Group which:

•	Ensures the solvency of current and future capital, including in adverse economic scenarios.

•	Enables comprehensive management of capital and incorporates an analysis of the specific impacts, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, as well as under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

One of the key elements in capital planning and stress analysis exercises, due to its particular importance in forecasting the income statement under defined stress scenarios, consists of calculating the provisions needed under these scenarios, mainly those to cover losses in the credit portfolio. Specifically, to calculate credit portfolio loan loss provisions, Grupo Santander uses a methodology that ensures that at all times there is a level of provisions that covers all the projected credit losses for its internal models of expected loss, based on the parameters of Exposure at Default (EaD), Probability of Default (PD) and Loss Given Default (LGD).

This methodology is widely accepted and it similar to that used in previous stress exercises (for example, the EBA stress exercises in 2011 and 2014 or the health check on the Spanish banking sector in 2012).

Lastly, the capital planning and stress analysis process culminates with analysis of solvency under the various scenarios designed and over a defined time frame, in order to assess the sufficiency of capital and ensure the Group fulfils both the capital objectives defined internally as well as all the regulatory requirements.

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In the event of not meeting the capital objectives set, an action plan will be prepared which envisages the measures needed to be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises, although it is not necessary to put them into force as Santander exceeds the minimum capital thresholds.

This internal process of stress and capital planning is conducted in a transversal way throughout Grupo Santander, not only at the consolidated level, but also locally in the Group’s units as they use the process of stress and capital planning as an internal management tool and to respond to their local regulatory requirements.

Throughout the recent economic crisis, Grupo Santander was submitted to five stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

In the first (CEBS 2010), the Group was the entity with a low impact on its solvency ratio, except for those banks that benefited from not distributing a dividend. In the second, carried out by the EBA in 2011, Santander was not only among the small group of banks that improved their solvency in the stress scenario, but also the bank with the highest profits.

In the stress exercises conducted by Oliver Wyman on Spanish banks in 2012 (top-down and then bottom-up), Banco Santander again showed its strength to give with full solvency the most extreme economic scenarios. It was the only bank that improved its core capital ratio, with a surplus of more than EUR 25,000 million over the minimum requirement.

Lastly, in the recent stress test carried out in 2014 by the European Central Bank, in conjunction with the European Banking Authority, Grupo Santander was the bank with the smallest impact from the adverse scenario among its international peers (EUR 20,000 million capital surplus above the minimum requirement). These results show, once again, that Grupo Santander’s business model enables it to face with greater robustness the most severe international crises.

As already mentioned, as well as the regulatory exercises of stress, Grupo Santander annually conducts since 2008 internal exercises of resilience within its self-assessment process of capital (Pillar II). All of them showed, in the same way, Grupo Santander’s capacity to face the most difficult scenarios, both globally as well as in the main countries in which it operates.

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Appendix: Edtf transparency

EXECUTIVE SUMMARY

A.	PILLARS OF THE RISK FUNCTION

B.	RISK CONTROL AND MANAGEMENT MODEL

C.	BACKGROUND AND UPCOMING CHALLENGES

D.	RISK PROFILE

APPENDIX: EDTF TRANSPARENCY

Appendix: EDTF transparency

Banco Santander has traditionally maintained a clear commitment to transparency. By virtue of this transparency, it has played an active role in the Enchanced Disclosure Task Force (EDTF) promoted by the Financial Stability Board (FSB) in order to improve the quality and comparability of the risk information that banks provide to the market. Several studies have analysed the degree of adoption of the 32 recommendations formulated by the EDTF in October 2012, in which Santander stands out as one of the banks that is leading globally the practical application of this initiative.

The table below sets out where the EDTF recommendations can be found in the information published by Grupo Santander.

		EDTF recommendations	Annual report*	Audit report and annual accounts *	IRP (Pillar III) *
	1	Index with risk information	Executive summary		Appendix V; Appendix VI; 3.4
	2	Terminology and risk measures	B.1.; D.1.5.;	Notes 54b,
General			D.2.1.-D.2.4.; D.3.2.	54c, 54d, 54e	Appendix IV
	3	Top and emerging risk	C		5.2; 5.3.7
	4	New regulatory ratios and compliance plans	D.1.; D.3.; D.8.	Notes 54c,
				54e, 54j	1; 4.6.3.2- 6.5.3.3

Risk	5	Organisation of risk management, processes and functions	B; D.3.2.	Notes 54b, 54e	5; 4.2; 4.3; 4.4
governance	6	Risk culture and internal measures	A; B.4.	Notes 54a, 54b	5
and risk	7	Business model risks, risk management and appetite	B; D.8.	Notes 54b, 54j	5.1; 5.3; 11.8;
management			B.3.1.-B.3.3.; D.1.5.;
and business model	8	Stress test uses and process	D.2.2.-D.2.3.; D.3.2.; D.8.4.	Notes 54b, 54c, 54d, 54e, 54j	4.7.1

	9	Minimum capital requirements (Pillar I)	D.8.	Note 54j	Executive summary; 4.6.1: 4.6.3; 4.6.4
	10	Composition of regulatory capital and reconciliation to the balance sheet			3.6; 4.6.1 Anexo III.a y III.c 4.6; 4.6.1;
Capital	11	Flow statement of movements in regulatory capital			Appendix III.b; Appendix III.c
adequacy and risk-	12	Capital planning	D.8.4.	Note 54j	4.7.1
weighted	13	Business activities and RWAs	D.8.	Note 54j	4.6.3
assets	14	Capital requirements by method of calculation and portfolio			4.6; 4.6.3;6.4
	15	Credit risk by Basel portfolios			4.6.3.1.1; 6.2-6.4
	16	RWA flow statement by type of risk			Executive summary; 4.6.3.1; 4.6.3.3; 4.6.3.4
	17	Backtesting of models (Pillar III)			6.7; 6.9; 8.2.5

Liquidity	18	Liquidity needs, management and liquidity reserve	D.3.2.; D.3.3.	Note 54e	9

	19	Encumbered and unencumbered assets	D.3.3.	Note 54e	9.3.2 (IV.)
Funding	20	Contractual maturities of assets, liabilities and off-balance sheet balances	D.3.3.	Note 54e	—
	21	Funding plan	D.3.3.; D.3.4	Note 54e	9.3

	22	Balance sheet reconciliation to trading and non-trading positions	D.2.2.	Note 54d	—
	23	Significant market risk factors	D.2.1.-D.2.3.	Note 54d	8.1; 8.2
Market risk	24	Market risk measurement model limitations	D.2.2.	Note 54d	8.2; 8.2.6
	25	Management techniques for measuring and assessing the risk of loss	D.2.2.	Note 54d	8.2.1; 8.2.2; 8.2.3; 8.2.4; 8.2.5

	26	Credit risk profile and reconciliation to balance sheet items	D.1.2.	Note 54c	6.2
	27	Policies for impaired or non-performing loans and forbearance portfolio	D.1.2.	Note 54c	—
Credit risk	28	Conciliation of non-performing loans and provisions	D.1.2.	Note 54c	6.2
	29	Counterparty risk resulting from derivative transactions	D.1.4.	Note 54c	6.10
	30	Credit risk mitigation	D.1.5.	Note 54c	6.11

Other risks	31	Other risks	D.4.; D.6.; D.7.	Notes 54f, 54h, 54i	10; 11; 12
	32	Discussion of risk events in the public domain	D.5.	Note 54g	11

IFRS 9		The recommendations regarding the adoption of IFRS 9 which transversally affect the various EDTF recommendations can be consulted in table 1 (pg. 194-196) which outlines the proposed model and the implementation strategy as well as the regulatory and complementary guidelines	C (Table 1)

*	The location refers to chapters or sections of this Annual report. In the case of capital recommendations and risk-weighted assets, they also refer to sections of the information of Prudential Relevance (Pillar III). In addition, the navigation map has the cross-references of the information published by the Group (Annual report, Pillar III, Auditor’s report and annual consolidated accounts).

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Historical data. 2005 - 2015

Balance sheet	Mill. US$	2015 € Million	2014 € Million	2013 € Million	2012 € Million	2011 € Million
Total assets	1,459,141	1,340,260	1,266,296	1,134,128	1,282,880	1,251,008
Net customer loans	860,996	790,848	734,711	684,690	731,572	748,541
Customer deposits	743,715	683,122	647,628	607,836	626,639	632,533
Customer funds under management	1,170,967	1,075,565	1,023,437	946,210	990,096	984,353
Stockholders’ equity	95,849	88,040	80,806	70,327	71,797	74,459
Total managed funds	1,640,149	1,506,520	1,428,083	1,270,042	1,412,617	1,382,464

Income statement
Net interest income	35,688	32,189	29,548	28,419	31,914	28,883
Gross income	50,192	45,272	42,612	41,920	44,989	42,466
Net operating income	26,278	23,702	22,574	21,762	24,753	23,055
Profit before taxes	10,584	9,547	10,679	7,378	3,565	7,858
Attributable profit to the Group	6,614	5,966	5,816	4,175	2,283	5,330

Per share data (1)	US$	2015 Euros	2014 Euros	2013 Euros	2012 Euros	2011 Euros
Attributable profit to the Group	0.45	0.40	0.48	0.39	0.23	0.60
Dividend	0.22	0.20	0.60	0.60	0.60	0.60
Share price	4.962	4.558	6.996	6.506	6.100	5.870
Market capitalisation (million)	71,628	65,792	88,041	73,735	62,959	50,290

Euro / US$ = 1.089 (balance sheet) and 1.109 (income statement)

(1)	Figures adjusted to capital increase in 2008.

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Historical data. 2005 - 2015

Historical data. 2005 - 2015 (continued)

Balance sheet	2010 € Million	2009 € Million	2008 € Million	2007 € Million	2006 € Million	2005 € Million
Total assets	1,217,501	1,110,529	1,049,632	912,915	833,873	809,107
Net customer loans	724,154	682,551	626,888	571,099	523,346	435,829
Customer deposits	616,376	506,976	420,229	355,407	331,223	305,765
Customer funds under management	985,269	900,057	826,567	784,872	739,223	651,360
Stockholders’ equity	75,018	69,678	57,587	55,200	44,852	39,778
Total managed funds	1,362,289	1,245,420	1,168,355	1,063,892	1,000,996	961,953

Income statement
Net interest income	27,728	25,140	20,019	14,443	12,480	10,659
Gross income	40,586	38,238	32,624	26,441	22,333	19,076
Net operating income	22,682	22,029	17,807	14,417	11,218	8,765
Profit before taxes	12,052	10,588	10,849	10,970	8,995	7,661
Attributable profit to the Group	8,181	8,943	8,876	9,060	7,596	6,220

Per share data (1)	2010 Euros	2009 Euros	2008 Euros	2007 Euros	2006 Euros	2005 Euros
Attributable profit to the Group	0.94	1.05	1.22	1.33	1.13	0.93
Dividend	0.60	0.60	0.63	0.61	0.49	0.39
Share price	7.928	11.550	6.750	13.790	13.183	10.396
Market capitalisation (million)	66,033	95,043	53,960	92,501	88,436	69,735

Euro / US$ = 1.089 (balance sheet) and 1.109 (income statement)

(1)	Figures adjusted to capital increase in 2008.

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General information

Banco Santander, S.A.

The parent group of Grupo Santander was established on 21 March 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on 14 January 1875, recorded in the Mercantile Registry of the Finance Section of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s By-laws were amended to conform with current legislation regarding limited liability companies. The amendment was registered on 8 June 1992 and entered into the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960, first inscription of adaptation).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-390000013. It is a member of the Bank Deposit Guarantee Fund.

Registered office

The Corporate By-laws and additional public information regarding the Company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Corporate center

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

General information

Telephone: 902 11 22 11 (Central Services)

Telephone: 91 289 00 00 (Customer support central services)

www.santander.com

This report was printed on ecologically

friendly paper and has been produced using

environmentally friendly processes.

© February 2016, Grupo Santander

Photographs:

Stephen Hyde, Javier Vázquez, Beto Adame

Production:

MRM Worldwide

Investors and shareholder Relations

Santander Group City

Edificio Marisma, Planta Baja

Avenida de Cantabria, s/n.

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 276 92 90

Relations with investors and analysts

Santander Group City

Edificio Pereda, 1ª planta

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 259 65 14

Customer attention department

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: 91 257 30 80

Fax: 91 254 10 38

atenclie@gruposantander.com

Ombudsman

Mr José Luis Gómez-Dégano,

Apartado de Correos 14019

28080 Madrid

Spain

All customers, shareholders and the general public

can use Santander’s official social network channels

in all the countries in which the Bank operates.

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Item 3

Report of the committees 2015

Report of the audit committee 2015	4

Report of the appointments committee 2015	19

Report of the remuneration committee 2015	33

Report of the risk supervision, regulation and compliance committee 2015	73

2

REPORT OF THE COMMITTEES 2015

Report of the audit committee 2015

1	2		3	4

Introduction	Activities in 2015		Challenges for 2016	Conclusion

	2.1	Financial information

	2.2	External auditor

	2.3	Report on the external auditor’s independence

	2.4	Proposal for new external auditor

	2.5	Internal audit

	2.6	The Group’s internal control systems

	2.7	Capital plan (ICAAP)

	2.8	Changes in consolidation scope

	2.9	Basic information regarding the audit committee (2015)

	2.10	Work by audit and consultancy firms

	2.11	Prevention of money- laundering and terrorist financing

	2.12	Report on related-party transactions

	2.13	Information for the general shareholders’ meeting and corporate documentation for 2015

3

REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
1. Introduction

1. Introduction

Regulation

The Bank’s audit committee —created in 1986— is regulated by articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board1. Articles 27, 33 and 35 of the Regulations also contain specific provisions regarding certain aspects of its activity.

Duties

The competencies of the audit committee may be classified into the following main categories:

1. Annual financial statements

•	Report, at the general shareholders’ meeting, through the committee chairman and/or secretary, in regard to questions posed by shareholders concerning the committee’s sphere of competency and, in particular, concerning the result of the audit, explaining how the audit has contributed to comprehensive financial reporting and the role played by the committee in this process.

•	Review the financial statements of the company and the Group, ensure compliance with legal requirements and the proper application of generally accepted accounting principles, and report on proposed changes to accounting principles and criteria suggested by management.

2. Internal audit

•	Supervise the Internal Audit function and, in particular:

i.	Propose the selection, appointment and removal of the Group’s chief audit executive.

ii.	Approve the annual internal audit work schedule to be submitted to the board, and to review the annual report on activities.

iii.	Ensure the independence and efficacy of the Internal Audit function.

iv.	Propose the budget for this service, including the necessary material and human resources.

v.	Receive periodic information on its activities.

vi.	Ensure that senior management takes into account the conclusions and recommendations set forth in its reports.

1.	The Bylaws and Rules and Regulations of the Board of Banco Santander are published under Information for “shareholders and investors” on the Group’s corporate website (www.santander.com).

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
1. Introduction

3. Internal control and financial information

•	Supervise the financial information process and internal control systems. In particular, the committee shall:

i.	Supervise the preparation and presentation of relevant financial information concerning the company and the Group, as well as ensuring that such information is complete, reviewing compliance with regulatory requirements, the proper demarcation of the consolidation scope and the correct application of accounting criteria.

ii.	Monitor the efficacy of internal control systems, periodically reviewing these, so as to adequately identify, manage and divulge risks.

iii.	Discuss with the external auditor any significant weaknesses in the internal control system uncovered in the course of the audit.

iv.	Inform the board with regard to the financial information the Group is required to disclose on a regular basis, prior to the board taking any decisions in this regard, ensuring that such information is prepared using the same principles and practices as for the financial statements.

4. External auditor

•	With respect to the appointment of the accounts auditor, the committee shall:

i.	Submit to the board proposals for the selection, appointment, reelection and replacement of the external auditor —being responsible for the selection process— and the latter’s contract conditions, and regularly compile from the external auditor information regarding the audit plan and the execution thereof. The committee will favour the Group’s external auditor’s also undertaking the responsibility for auditing the financial statements of companies belonging to the Group.

ii.	Ensure that the company publicly announces a change of external auditor, and releases a statement in regard to any potential disagreements with the outgoing external auditor and, in the event, the content of such disagreements, and, should the external auditor resign, the committee will examine the circumstances leading to that decision.

•	With regard to the auditing of the financial statements and the independence of the external auditor, the committee shall:

i.	Establish proper relations with the external auditor so as to receive information regarding matters that might jeopardise its independence, in order to examine such information, and any other information relating to the auditing process, as well as all other communications pursuant to legislation on the auditing of financial statements and audit standards, and serve as a communication channel between the board and the external auditor, evaluating the results of each audit and the management team’s response to its the recommendations contained therein, mediating in cases of discrepancy with the auditor and the board in regard to the principles and criteria applicable in preparing the financial statements. Specifically, the committee shall seek to ensure that the financial statements prepared by the board be presented at the general shareholders’ meeting without reserve or qualification.
ii.	Supervise compliance with the audit contract, seeking to ensure that the opinion regarding the annual financial statements and the main content of the audit report is written clearly and accurately.

iii.	Ensure that the external auditor annually attends a meeting of the board of directors to provide information in regard to the work carried out by the auditor and any developments in the Bank’s accounting and risk situation.

iv.	Ensure that the company and the external auditor uphold the applicable rules regarding the provision of various audit services, the concentration limits pertaining to the external auditor’s business, and, in general, any other rules regarding the independence of the external auditor. For this purpose, the committee shall examine any circumstances or matters that might jeopardise the independence of the external auditor, and any other matters relating to the process of auditing the financial statements. Specifically, the committee shall seek to ensure that the external auditor’s compensation does not compromise the quality of its work or its independence, and shall check the percentage of fees paid for all items over the total revenues of the audit firm, and the length of service of the partner who leads the audit team providing such services to the company. Likewise, the committee must previously endorse any decision to hire services other than audit services, not prohibited by applicable regulations, having first properly assessed any threats to the auditor’s independence and the safeguard measures applied in accordance with said regulations.

The annual report shall include the fees paid to the audit firm, including information relating to fees paid for professional services other than auditing.

In any event, the committee must receive from the external auditor, on an annual basis, written confirmation of the latter’s independence in respect of the company or parties directly or indirectly related thereto, as well as detailed information regarding any additional services provided to these companies by said auditor or by persons or companies related thereto, and all fees received from these firms in accordance with the provisions of regulatory standards concerning accounts auditing.

The committee shall issue an annual report prior to publication of the audit report, expressing an opinion on the independence of the external auditors. This report must, in any event, express an opinion regarding the provision of any non-audit services.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
1. Introduction

5. Related-party transactions and other transactions

•	Report to the board, before the latter makes the relevant decisions, in regard to:

i.	The creation and acquisition of shareholdings in special-purpose vehicles or entities with registered headquarters in countries or territories that are considered to be tax havens.

ii.	Approval of related-party transactions.

•	Receive information concerning operations involving structural or corporate modifications planned by the company, for analysis and reporting to the board of directors in relation to the economic conditions of such activities and their accounting impact and, in particular, where relevant, the proposed swap equation. The above shall not apply to simple transactions that are not significant for the Group’s activities, including, in the event, intra-group restructuring.

6. Tax

Receive information from the company’s head of tax matters in regard to the tax policies applied, at least prior to the preparation of the annual financial statements and the filing of corporate income tax returns and, where relevant, regarding the tax-related consequences of operations or matters subject to the approval of the board of directors or the executive committee, unless these bodies have been directly informed, in which case the committee shall be notified at the next meeting it holds. The audit committee shall convey all information received to the board of directors.

7. Complaints

•	Know and, in the event, respond to the initiatives, suggestions and complaints filed by shareholders in respect of this committee’s duties and submitted by the company’s general secretary.

•	Receive, process and keep a record of complaints received by the Bank in regard to issues relating to the process of generating financial information, auditing and internal controls.

•	Establish and supervise a mechanism allowing Group employees to submit, confidentially and anonymously, their concerns about potentially questionable practices within its sphere of competency and, in particular, financial and accounting matters.

8. Other

•	Assess, at least once a year, the performance and quality of the committee’s work.

•	And the remaining functions attributed to it pursuant to the Rules and Regulations of the Board and applicable legislation.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
1. Introduction

Composition of the committee and attendance to its meetings in 2015

At the time of preparing this document, the composition of the audit committee is as follows:

In 2015, the committee’s composition changed as follows:

Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan ceased to be directors and, accordingly, members of the committee, on 12 and 18 February 2015, respectively.

At its meeting of 23 February 2015, the board of directors, at the recommendation of the appointments committee, appointed Mr Carlos Fernández González, Mr Ángel Jado Becerro de Bengoa, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir as members of the committee.

Mr Guillermo de la Dehesa Romero ceased to be a member and chairman of the committee on 27 March 2015, when re-elected at the ordinary general shareholders’ meeting of 2015 as an external, non-proprietary, non-independent director, since, having served as a director for more than 12 years, he was no longer considered to be independent. On that date, Mr Juan Miguel Villar Mir became chairman of the committee.

Lastly, at its meeting on 22 December 2015, the board of directors, at the behest of the appointments committee, agreed to appoint Ms Belén Romana García as a director and member of the audit committee, effective as of that date.

The Bylaws and the Rules and Regulations of the Board set out that the audit committee should consist entirely of external directors, and that the committee chairman should be an independent director. The five directors sitting on the audit committee are external and independent.

All the members of the committee have proven capacity to discharge their duties in said committee, based on their experience in banking, finance and accounting, and their knowledge of the matters that are handled by the committee.

The board of directors has appointed the members of the audit committee, bearing in mind their knowledge, attitudes and experience in accounting, auditing or risk management, so that, overall, the members of the committee are in possession of all the relevant technical knowledge in relation to the sector of activity to which the Bank belongs. Moreover, the chairman of the committee, Mr Juan Manuel Villar Mir, is considered to be a financial expert.

The duties of the secretary to the committee correspond, in a non-voting capacity, to the secretary to the board of directors, who is also the Bank’s secretary general, fostering a fluid and efficient relationship with the different units of the Group that are expected to collaborate with or provide information to the committee.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
1. Introduction

The committee, in accordance with its regulations, approves an annual meeting schedule, including at least four meetings. In any event, the committee shall meet whenever convened, either by agreement of the committee itself, or by its chairman. In 2015, the audit committee held 13 meetings.

Members’ attendance to meetings of the audit committee in 2015 was as follows:

■ Number of meetings and attendance*
Mr Juan Miguel Villar Mir	10/10
Mr Carlos Fernández González	11/11
Mr Ángel Jado Becerro de Bengoa	10/11
Ms Belén Romana García	0/0
Ms Isabel Tocino Biscarolasaga	11/11
Mr Fernando de Asúa Álvarez	1/1
Mr Guillermo de la Dehesa Romero	4/4
Mr Abel Matutes Juan	1/1

*	The first figure is the number of meetings attended by the director, and the second the number of sessions held in the period of the year since the director has or had been a member of the committee.

In 2015, the estimated time devoted by each member of the audit committee to preparing and taking part in these meetings was approximately four hours per meeting.

The chart below shows a breakdown of the approximate time dedicated to each task at the meetings held by the committee in 2015.

How the committee works

The rules governing the committee, set forth in article 16 of the Rules and Regulations of the Board, establish the valid constitution thereof, with the attendance, either present or represented, of at least half of its members, and the adoption of agreements by the majority of those attending, it being possible to designate another member as proxy (no members may hold more than two proxies).

The necessary documentation for each meeting (draft agenda, presentations, minutes of previous meetings) is provided to committee members three business days prior to the meeting date, unless for reasons of urgency this period cannot be upheld, in which case the information shall be provided to members as soon as possible.

Minutes are taken of all meetings of the audit committee, and copies of these are delivered to all members of the board.

The committee is empowered to require the attendance at its meetings of the Bank’s senior executives or any of its employees, and of the external auditor; it may also harness the help of experts, pursuant to article 27 of the Rules and Regulations of the Board.

As stated in the summary of activities in 2015 set out in the following section of this report, the audit committee is in fluent and constant contact with the external auditor, and the Group chief accounting officer and Group chief audit executive regularly attend its meetings; the committee has been able to verify the quality and transparency of the Group’s periodic financial reporting and the efficacy of its internal control systems.

Self-assessment

Pursuant to article 16.4.j) of the Rules and Regulations of the Board, at its meeting of 10 February 2016 members of the audit committee assessed the quality of the committee’s work and its performance of the tasks assigned to it in the bank’s Bylaws and the Rules and Regulations of the Board.

As a result of this self-assessment, the committee expressed its conviction that it satisfactorily performed all of its functions, having held an appropriate number of meetings, with agendas that encompass all the areas it is expected to review, and having been offered presentations on the various topics discussed at the meeting.

Moreover, the self-assessment process of the board, its members and its committees, conducted by the board with the support of the independent firm Spencer Stuart, welcomed the autonomy and independence of the committee, as well as the high standard of knowledge and involvement of its members, and, in general, scoring it highly in all aspects. Nevertheless, it was suggested that the committee be strengthened by members with more experience in the financial sector, for which purpose, the board of directors, at the behest of the appointments committee, agreed to appoint Ms Belén Romana García, who has a notable track record in this area, as a member of the audit committee.

For the purposes of the board’s assessment of the committee’s performance, the former took into account the committee’s report for the previous year, as well as other information concerning its activities and operation supplied to the board.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
Activities in 2015

2. Activities in 2015

This paragraph contains a summary of the activities of the audit committee in 2015, grouped according to exposure to its current basic functions.

2.1 Financial information

The committee has focused especially on reviewing, prior to the board of director’s review and their publication, the annual financial statements of the Bank and its consolidated Group, as well as the quarterly financial statements and other financial information disclosed to the market or to supervisory bodies during the year.

Head of the General Auditing and Management Control division of the Group attended 12 of the 13 meetings held by the committee in 2015, enabling the committee to be informed, with sufficient time, in regard to the process of preparation and consolidation of the individual and consolidated quarterly, half-yearly and annual financial statements, check that they comply with applicable accounting regulations and principles, and ensure, therefore, that these statements properly reflect the equity, changes to equity, financial situation and results for the period of both the Bank and its Group.

At its meetings of 21 April, 22 July and 21 October 2015 and at the meeting of 20 January 2016, the committee endorsed the financial statements dated 31 March, 30 June, 30 September and 31 December 2015, respectively, prior to their approval by the board and their disclosure to the markets and to supervisory bodies. The Group’s quarterly financial statements expressly state that the committee has worked to ensure that the financial information has been prepared in accordance with the same principles and practices as applied to the annual financial statements.

With regard to the annual financial statements and the management report for 2015, which shall be presented for approval to the ordinary general meeting scheduled for either 17 or 18 of March 2016, at first or second call, respectively, the committee, at its meeting of 10 February 2016, having reviewed the financial statements and management report, endorsed their content prior to their approval by the board at its meeting of 12 February 2016, following their certification by the Group’s auditor general.

In compliance with the Code of Good Tax Practice to which the Bank has subscribed since 2010, the committee at its meeting of 10 February 2016— was informed by the Group’s tax advisory service, prior to approval by the board of the annual financial statements, in regard to the tax policies applied thereto.

At its meeting of 10 February 2016, the committee also endorsed the prudentially significant report document prepared in compliance with the disclosure requirements set forth in article 85 of Law 10/2014, dated 26 June, on the restructuring, supervision and solvency of credit institutions, transposing into Spanish law Basel III’s Pillar III on market discipline (“A global regulatory framework for more resilient banks and banking systems”) and the CRD IV (“Directive 2013/36/EU, of the European Parliament and the Council, of 26 June 2013, on access to the activity of credit institutions and investment firms”).

In 2015, the committee endorsed the Group’s annual report, annual good governance report, share registration document and Form 20-F, filed with the US Securities and Exchange Commission.

At the committee’s meetings of 18 March and 21 April of 2015, the external auditor reported in regard to the process to review Form 20-F, in reference to 2014, and the findings of that process. This review was conducted in accordance with the regulations of the Public Company Accounting Oversight Board (PCAOB); the external auditor’s opinions were unqualified in regard to the Group’s financial statements and internal control model. Said Form 20-F was filed with the SEC on 29 April 2015.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
Activities in 2015

2.2 External auditor

External auditor for 2015

At its meeting of 19 February 2015, the committee unanimously agreed to propose to the Bank’s board of directors the inclusion in the agenda of the ordinary general meeting of 2015 the re-election of Deloitte, S.L. as external auditor for verification of the annual financial statements and management reports of the Bank and the Group, corresponding to the financial year 2015. The board of directors presented the proposal for approval at said meeting, and it was approved by 94.287% of the voting capital present and represented.

Deloitte, S.L. audited the Santander Group’s individual and consolidated financial statements in 2015.

The Rules and Regulations of the Board provides that the external auditor should also be the auditor of the various subsidiaries (article 16.4.c)(i)(1)) provided there is no specific reason why this should not be advised, in order to achieve proper coordination and a more efficient audit process.

The external auditor attended 12 of the 13 meetings held by the committee in 2015, enabling the latter to properly discharge its duties, pursuant to the Rules and Regulations of the Board, of serving as a channel of communication between the board and the external auditor. The external auditor also reported to the board in plenary session on two occasions.

At the committee meetings held in 2015, the external auditor provided detailed information regarding the planning and progress of its work. With the assistance of the auditor, the committee analysed the audit reports for the individual and consolidated financial statements of 2014, as well as the audit report for the financial statements referring to the first half of 2015.

In the committee’s view, the annual financial statements for the year ended 31 December 2015 were drawn up in accordance with a prudent criterion and express, in all material aspects, a true and fair view of the equity and financial situation of the Bank and the consolidated Group on that date, and a true and fair view of their results, changes in net equity and cash flows in the financial year 2015, containing the information necessary for their proper interpretation and understanding. Said individual and consolidated financial statements were audited by the external auditor. Similarly, in the committee’s view, the individual and consolidated management reports for 2015 include an analysis of the performance and results of the corporate earnings, and the position of the Bank and Group, along with a description of the main risks and uncertainties they face. The committee obtained the external auditor’s confirmation that it has had full access to all the necessary information, having received adequate cooperation from the Group’s teams to conduct its activity.

Details of the fees paid for services rendered by the global firm Deloitte to the various Group companies in 2015 are as follows:

Million euros
Audit fees	49.6
Audit-related fees	46.9
Tax advisory fees	9.1
Other services	12.6

Total	118.2

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
Activities in 2015

Details of the main items included in audit fees are as follows:

Million euros
Audit of the financial statements of the companies audited by Deloitte	32.1
Of which:
Santander UK Plc	6.6
Santander Holdings USA, Inc./Santander
Consumer USA Holdings Inc	6.7
Banco Santander (Brasil) S.A.	1.4
Audit of the Bank’s separate and consolidated financial statements	2.4
Other audit engagements	17.5
Internal control audit (SOX) and capital audit (Basel)	7.9
Audit of Group’s half-yearly financial statements	6.5
Issue of comfort letters	3.1

Audit fees	49.6

Details of the main items included in audit-related fees are as follows:

Million euros
Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	10.9
Limited reviews and other reports required by the Group due to its listing in Brazil	3.8
Non-recurring reviews required by regulators	0.4
Due diligence audits and other reviews	2.2
Issuance of other attest reports	5.2
Reviews of procedures, data and controls and other checks	24.4

Audit-related fees	46.9

The audit committee understands that there are no objective reasons for doubting the independence of the external auditor. To that end and in accordance with prevailing regulations and the criteria set out in relevant international documents for assessing the effectiveness of the external audit function, the audit committee:

1.	Has revised all services rendered by the auditor, including audit and audit-related services, tax advisory services and the other aforementioned services, verifying that services provided by the Group’s auditor meet the independence requirements set out in the Audit Law (Ley de Auditoría de Cuentas), the US Securities and Exchange Commission (SEC) rules, the Public Accounting Oversight Board (PCAOB) rules and the Rules and Regulations of the Board.

2.	Has verified the ratio of fees received by the auditor during the year for non-audit, audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio standing at 18.4%.

As a benchmark and according to available information on the leading listed companies, average fees paid to auditors in 2015 for non-audit and related services account for 21% of total fees paid.

3.	Has verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by the audit firm. The Group’s total fees paid account for less than 0.3% of the global firm Deloitte’s total revenues.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
Activities in 2015

2.3 Report on the external auditor’s independence

Accordingly, at its meeting of 10 February 2016, the audit committee issued a report expressing a favourable view of the independence of the external auditors, referring, among other matters, to the provision of additional services mentioned in section 2.2.

Said report, issued prior to the auditor’s report on the financial statements, includes the content required under article 529-14 of the Corporate Enterprise Act, and article 16.4.c)(iii) of the Rules and Regulations of the Board.

The external auditor also issued the pertinent report concerning the protection of customers’ assets, and on the proper measures and controls in respect of the custody of customers’ financial instruments and funds.

2.4 Proposal for new external auditor

At its meeting of 6 July 2015, the board of directors chose PricewaterhouseCoopers Auditores, S.L. (PwC) as the external auditor of Banco Santander S.A. and its consolidated Group, to verify the financial statements for 2016, 2017 and 2018. This decision was taken in accordance with the corporate governance recommendations regarding the rotation of the external auditor, at the proposal of the audit committee and as a result of a selection process conducted with full transparency, independence and objectivity, involving the leading audit firms present in the markets where the Group operates. The audit committee was actively involved in designing and conducting this process and was notified of its progress on a regular basis, as well as the plans to ensure that PwC complied with applicable regulatory requirements with regard to independence and incompatibility and to ensure a smooth transition between the two audit firms with the least possible impact on the Group’s daily activities and on the quality of the financial information that must be published.

The board is submitting the appointment of PwC as the new external auditor approval at the ordinary general meeting scheduled for 17 or 18 March, at first or second call, respectively.

2.5 Internal audit

In accordance with the provisions of articles 53.4 (ii) of the Bylaws and 16.4.d) of the Rules and Regulations of the Board, the audit committee supervises the Group’s Internal Audit function.

Representatives of the Internal Audit division attended 11 of the 13 meetings held by the audit committee in 2015, in which, among other matters, the committee was informed in regard to the internal quality control process for this function and the evaluation thereof, and also proposed, subject to the board’s approval (forthcoming at its meeting of 28 October), the modification of the corporate framework governing this function.

At its meeting of 20 January 2016, the audit committee reviewed and approved the internal audit plan for this year and assessed the adequacy and effectiveness of the function in implementing its mission. At its meeting of 26 January 2016, the board was informed regarding the internal audit activities conducted in 2015 and the aforementioned audit plan, which it approved.

Periodically, the committee was informed with regard to the progress of this plan and the reports issued by Internal Audit, and global information was provided regarding the degree of implementation of and compliance with the Internal Audit recommendations.

At its meeting of 18 March 2015, the committee approved the strategic internal audit plan for the 2015-2017 period, which seeks to contribute both to the proper governance of the organisation, and, as a third line of defence, to the proper management and control of risks. The plan is intended to constantly adapt the function to the Group’s strategic priorities and transformation plans and to ensure ongoing improvement and adaptation to new regulatory, technical and supervisory requirements. The plan takes into account the applicable regulations in this connection and also international best practices.

At its meeting of 7 October, the committee approved the new criteria for information and the raising of Internal Audit recommendations to the committee.

With the assistance of an external firm, the sufficiency of resources available to the Internal Audit function were evaluated, concluding that, at present, these resources are proportional to the audit function’s needs and sufficient for adequate performance of its functions.

The head of Internal Audit in the Group, at the committee meeting of 16 December 2015, ratified that the function operated with the utmost independence and objectivity in conducting its activities in 2015.

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Report of the audit committee 2015
Activities in 2015

2.6 The Group’s internal control systems

Evaluation and certification of the internal control model

The committee was presented with the report on the evaluation and certification of the Group’s internal control model (ICM) for 2015, in which connection no material weaknesses were detected in this model.

Sarbanes-Oxley Act — Internal control model

Within the framework of auditing internal controls on financial information as required by the Sarbanes-Oxley Act, the external auditor reviewed the effectiveness of the Bank’s internal controls on the generation of financial information contained in the Group’s consolidated financial statements filed in the United States (Form 20-F) for the year ended on 31 December 2014, concluding, as the auditor explained in the committee meeting of 21 April 2015, that, in its opinion, the Group maintained effective internal control over said financial information, in all material aspects.

Receipt of complaints and allegations of questionable accounting or auditing practices

The committee is responsible for the receipt, processing and filing on record of complaints received by the Bank in regard to matters relating to the process of generating financial information, auditing and internal controls, as well as the receipt of confidential and anonymous communications from employees of the Group expressing concerns about potentially questionable accounting or auditing practices.

No complaints of this kind were received in 2015.

2.7 Capital plan (ICAAP)

At its meeting of 22 April, the committee endorsed the annual capital self-assessment report for 2014, which was then approved by the board at its meeting of 23 April.

The report was prepared by the RIsk and Financial Management divisions and has been developed in the context of the Group’s business model and new culture —Simple, Personal and Fair—.

Once the report was issued, the mandatory annual capital self-assessment process at Group level concluded. This process identifies the main sources of risk to the Group, analyses the capital resources in relation thereto, conducts stress tests in order to confirm that in all the scenarios envisaged there is sufficient capital and ensures the processes, strategies and systems used for accepting and managing risk are adequate. Moreover, a capital plan is drawn up in accordance with the scenarios envisaged over a three-year time frame.

2.8 Changes in consolidation scope

A report was presented to the committee regarding the number of companies in the Santander Group over recent years. These companies are listed in the annual financial statements.

2.9 Basic documentation regarding the audit committee (2015)

The chairman of the committee presented to it the document Basic documentation regarding the audit committee (2015), including the committee’s basic regulations and goals in 2015 in respect of the Internal Audit function, the financial statements, relations with the external auditor and other relevant information.

2.10 Work by audit and consultancy firms

The committee approved work commissioned by the Group to leading audit or consultancy firms.

2.11 Prevention of money-laundering and terrorist financing

Without prejudice to the competencies of the risk supervisory, regulation and compliance committee, at its meeting of 22 July, the audit committee was informed by the heads of compliance in regard to the status of the prevention of money-laundering and terrorist financing in the Group.

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Report of the audit committee 2015
Activities in 2015

2.12 Report on related-party transactions

This section of report includes the report on related transactions referred to in recommendation six of the new code of good governance for listed companies approved by the board of the Spanish National Securities Market Commission (CNMV) on 18 February 2015.

In accordance with that stipulated by Law, article 53 of the Bylaws and articles 3, 16 and 33 of the Rules and Regulations of the Board, the board of directors of the entity will be aware of any transactions that the company or companies of its Group carry out with directors, under the terms envisaged by Law and in the Rules and Regulations of the Board; with shareholders, either individually or in concert with other shareholders, holding a significant ownership interest, including shareholders represented on the board of directors of the company or of other Group companies; or with persons related thereto.

These transactions require board authorisation, based on a favourable report from the audit committee except for those cases where shareholder approval is required. All affected directors, those representing shareholders affected or who are related parties must abstain from the deliberation and voting on the resolution in question.

Such transactions will be evaluated from the point of view of equality of treatment and of market conditions, and will be included in the annual corporate governance report and in the periodic public information under the terms envisaged in applicable regulations.

In accordance with applicable legislation authorisation from the board will not be necessary if such transactions simultaneously comply with the following three conditions:

1.	They are performed under contracts with standard terms and conditions that are normally applicable to customers that contract the type of product or service in question.

2.	They are performed at prices or rates established in general terms by the supplier of the goods or service in question, or when the transactions relate to goods or services where there are no established rates, under normal market conditions, similar to those applied in commercial relationships with customers with similar characteristics.

3.	The amount does not exceed 1% of the company’s annual income.

If these conditions are met, the directors in question are not required to report these transactions or obtain prior authorisation from the board.

By way of exception, when advisable for reasons of urgency, related transactions may be authorised by the executive committee and subsequently ratified by the board.

During 2015 and up until the date of publication of this report, the audit committee, in exercising its functions, deemed that to the best of its knowledge no member of the board of directors, no person represented by a director, and no company in which such persons or persons with whom they act in concert or who act through nominees therein are directors, members of senior management or significant shareholders, has carried out any significant transactions or any transaction under non-customary market conditions with the Bank in the year.

The audit committee has verified that the transactions carried out with related parties during the year were compliant with all conditions set out in the Rules and Regulations of the Board of Directors and thus did not require approval from governance bodies; or obtained such approval following a positive report issued by the audit commission once the agreed terms and rest of considerations were verified to be within market parameters.

The committee has examined the information regarding related-party transactions in the financial statements and its consistency with the figures in this report.

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Activities in 2015

2.13 Information for the general shareholders’ meeting and corporate documentation for 2015

Information for the general shareholders’ meeting

At the annual general shareholders’ meeting of 27 March 2015, Mr Guillermo de la Dehesa Romero, chairman of the audit committee on that date, reported on the matters within the purview of the audit committee, making reference to the document that the committee had prepared on its activities in 2014. Said document had been approved by the committee at its meeting of 19 February 2015.

Corporate documentation for 2015

At its meeting of 10 February 2016, in accordance with the provisions of article 16.4.(f)(i) of the Rules and Regulations of the Board, the committee reviewed the information to be approved by the board and included in the annual public documentation for 2015.

This documentation includes this report on the activities of the audit committee in 2015, which was prepared by the committee at its meeting of 10 February 2016, and approved by the Bank’s board of directors at its meeting of 12 February 2016.

In accordance with the provisions of the Code of Good Tax Practices approved by the Foro de Grandes Empresas (Forum of Large Companies), Banco Santander’s annual report on corporate governance for 2015 reflects effective compliance by the Bank with said code.

Likewise, the Group’s annual report for 2015 was reviewed by the committee at its meeting of 10 February 2016, and approved by the board at its meeting of 12 February 2016.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
3. Challenges for 2016

3. Challenges for 2016

The main challenges for the committee in 2016 are as follows:

•	To supervise the transition to the new external auditor in order to ensure an orderly handover, with no risks for the Group.

•	Coordination with the audit committees at other Group companies should increase.

•	To foster the relationship between the audit committee and the risk supervision, regulation and compliance committee.
•	To adapt the work of the audit committee to Law 22/2015, of 20 July, on Accounts Auditing, which, broadly speaking, will enter into force on 17 June 2016, and will apply for the first time to the annual financial statements for the year 2017, without prejudice to certain provisions of said law entering into force on 1 January 2016.

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REPORT OF THE COMMITTEES 2015
Report of the audit committee 2015
4. Conclusion

4. Conclusion

Throughout 2015, the audit committee has properly discharged the responsibilities assigned to it in the Bylaws and the Rules and Regulations of the Board.

The committee has expressed its satisfaction with the work conducted by Internal Auditing, and considers this service to be adequate and effective to provide the board and senior management independent assurances in regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation.

The committee’s proposed appointment of the external auditor, monitoring of its work, review of its findings and evaluation of its independence were compliant with the established policies. The external auditor’s positive conclusions on the financial statements of the Group and the parent Bank ratify the quality of the aforementioned financial reporting and internal control systems.

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REPORT OF THE COMMITTEES 2015

Report of the appointments committee 2015

1	2		3	4

Introduction	Activities in 2015		Challenges for 2016	Conclusion

	2.1	Renewal of the board and its committees and description of the selection process of members thereof

	2.2	Annual verification of the status of the directors

	2.3	Evaluation of the suitability of directors

	2.4	Board committee members

	2.5	Participation in the board’s self-assessment process

	2.6	Internal governance

	2.7	Succession plan

	2.8	Simplification of the corporate structure and appointment of senior executives who are not directors

	2.9	Training of directors and information or induction programme for new directors

	2.10	Self-assessment

	2.11	Civil liability insurance

	2.12	Institutional documentation

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REPORT OF THE COMMITTEES 2015
Report of the appointments committee 2015
1. Introduction

“With a fully committed board and team of professionals, and, above all, with the support and trust of all of you, our shareholders, I am convinced that the best is yet to come”

Ana Botín, Group executive chairman of Banco Santander

General shareholders’ meeting

27 March 2015

1. Introduction

Regulation

The Bylaws contain the basic rules and regulations for the appointments committee, which are supplemented and further developed by the Rules and Regulations of the Board1 and which define the committee’s composition, operation and powers.

Duties

At its meeting of 29 July 2015 and at the proposal of the risk supervision, regulation and compliance committee, the board agreed to amend article 17.4 of the Rules and Regulations of the Board, governing the duties of the committee, in order to bring them into line with the latest regulatory changes and recommendations regarding corporate governance. The competencies of the appointments committee may be classified into the following main categories:

1. Appointment and removal of directors and designation of positions on the board and its committees

•	Propose and review the selection policy for directors and the internal procedures to be followed to select persons to be put forward as directors, as well as for the ongoing assessment of directors, and report on said ongoing assessment. In particular, the committee shall: i) assess the balance of knowledge, skills, capacity, diversity and experience necessary and existent in the board of directors, and prepare a skills matrix and a description of the tasks and aptitudes necessary for each specific appointment, taking into account the time and dedication necessary to properly discharge the duties inherent to the position; ii) receive for consideration proposals from directors of potential candidates to cover vacancies; and iii) establish a target for the representation of the least represented gender on the board of directors, and provide guidelines as to how to increase the representation of persons of that gender with a view to achieving that target.
•	Prepare reasoned proposals for the appointment, re-election and ratification of directors, proposals for the removal of directors, and proposals for the designation of members of the board of directors’ committees and positions on the board and its committees. The chairman and any other director may submit suggestions to the committee in relation to the matters within its sphere of competencies. Likewise, the committee shall consult the chairman and the chief executive officer, especially in regard to matters relating to executive directors.

•	In cases of re-election or ratification of directors, it shall draft a proposal containing an assessment of the work and effective dedication to the position during the final period in which the proposed director has occupied the post.

•	Report to the board, previously, in cases where the board believes it is advisable for directors to offer their resignation and formally resign as a result of circumstances that might negatively affect the proper functioning of the board or the Bank’s credit and reputation and, in particular, when they are involved in any of the legally applicable scenarios of incompatibility or ban.

•	Notify, prior to their being submitted to the board, proposed appointments or removals of the board’s secretary and, in the event, deputy secretary.

1.	The committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board. Articles 21, 23, 24, 27 and 30 of the Regulations also contain specific provisions regarding certain aspects of its activity. The Bylaws and Rules and Regulations of the Board of Banco Santander are published on the Group’s corporate website (www.santander.com).

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Report of the appoinments committee 2015
1. Introduction

2. Succession plan

•	Propose, review, apply and supervise the directors’ succession plan approved by the board, in coordination with the chairman of the board or, in respect thereto, with the lead director, examining and organising the succession of the chairman and chief executive officer.

•	Propose and review the succession plan of senior executive vice presidents and other similar positions and other employees responsible for the internal control functions or occupying key posts for the daily course of the banking business.

•	Report on and supervise implementation of the Group’s policy for planning succession, and modifications thereto.

3. Annual verification of the status of directors

•	Annually verify the status of directors, for presentation by the board to the shareholders at the general shareholders’ meeting and for publication in the annual corporate governance report.

4. Annual verification of the status of directors

•	Periodically (at least once a year) report in regard to the structure, size, composition and action of the board of directors, the operation of and compliance with the policy for selecting directors, and the succession plan, presenting recommendations to the board for potential changes.

•	Periodically (at least once a year) assess the suitability of the various members of the board of directors and the board as a whole, and report findings to the board of directors.

•	Inform in regard to the self-assessment process of the board and its members, and gauge the independence of the external consultant hired for that process.

•	Assess (at least once a year) the performance and quality of the committee’s work.

5. Directors’ obligations

•	Seek to ensure compliance with the obligations of diligent administration, loyalty and inactivity provided for the directors in the Rules and Regulations of the Board.

•	Examine the information submitted by directors concerning their other professional obligations and assess whether or not these might interfere with the dedication required of the directors for the efficient performance of their work.

6. Appointment and removal of senior executive vice presidents or persons occupying similar and other key positions

•	Propose and review the internal policies and procedures for the ongoing assessment of senior executive vice presidents and persons in similar posts, and of other employees in charge of internal control functions or occupying key positions for the daily conduct of the banking business, as well as notifying their appointment and removal, and conducting the ongoing assessment of their performance, and presenting any recommendations the committee deems appropriate.

The committee may hire external firms to help in the process of selecting candidates and in its other duties.

Composition of the committee and attendance to its meetings in 2015

At the time of preparing this document, the composition of the appointments committee is as follows:

In 2015, the committee’s composition changed as follows:

Mr Bruce Carnegie-Brown has been a member and chairman of the committee since 12 February 2015, when he was appointed a director of the Bank, replacing Mr Fernando de Asúa Álvarez as both chairman and member of the committee.

Ms Sol Daurella Comadrán, Mr Carlos Fernández González and Mr Ángel Jado Becerro de Bengoa have been members of the committee since 23 February 2015.

Mr Ignacio Benjumea Cabeza de Vaca has been a member since 21 September 2015, when his appointment as a director of the Bank became effective, having obtained the pertinent regulatory clearance.

Mr Rodrigo Echenique Gordillo ceased to be a member of this committee on 16 January 2015, as a result of his appointment as executive director of the Bank, and Mr Abel Matutes Juan ceased to be a member on 18 February, when he ceased to be a director of the Bank.

The Bylaws and the Rules and Regulations of the Board provide that the appointments committee comprise solely external directors, have a majority of independent directors, and that it be chaired by an independent director. All members of the committee are external directors and four of them are independent.

2.	The composition of the appointments committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board.

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1. Introduction

All the members of the committee have proven capacity to discharge their duties in said committee, based on their experience and their knowledge of the matters that are handled by the committee.

The duties of the secretary to the committee correspond, in a non-voting capacity, to the secretary to the board of directors, who is also the Bank’s Secretary General, fostering a fluid and efficient relationship with the different units of the Group that are expected to collaborate with or provide information to the committee.

The committee, in accordance with its regulations, approves an annual meeting schedule with at least four meetings.

Members’ attendance to meetings of the appointments committee in 2015 was as follows:

■ Number of meetings and attendance*
Mr Bruce Carnegie-Brown	9/9
Mr Guillermo de la Dehesa Romero	11/12
Mr Ignacio Benjumea Cabeza de Vaca	3/3
Ms Sol Daurella Comadrán	6/8
Mr Carlos Fernández González	7/8
Mr Ángel Jado Becerro de Bengoa	8/8
Mr Fernando de Asúa Álvarez	3/3
Mr Rodrigo Echenique Gordillo	2/2
Mr Abel Matutes Juan	3/3

*	The first figure is the number of meetings attended by the director, and the second the number of sessions held in the year since the director has or had been a member of the committee.

The estimated average time devoted by each of these directors in preparing and taking part in the meetings held in 2015 was approximately three hours per meeting.

The chart below shows the approximate breakdown of the time used for each task at the meetings held by the committee in 2015.

In the previous chart, the section on corporate governance includes, among others, the estimated time taken by the committee to review and prepare the documents relating to this matter, annual verification of the status of directors (executive, proprietary, independent or other) and participation in the board’s self-assessment.

How the committee works

The rules governing the committee, set forth in article 17 of the Rules and Regulations of the Board, establish the valid constitution thereof, with the attendance, either present or represented, of more than half of its members, and the adoption of agreements by the majority of those attending, it being possible to designate another member as proxy.

The necessary documentation for each meeting (draft agenda, presentations, minutes of previous meetings) is provided to members of the committee three business days ahead of the meeting date, unless for reasons of urgency this period cannot be upheld, in which case the information shall be provided to members as soon as possible.

Minutes are taken of all meetings of the appointments committee, and copies of these are delivered to all members of the board.

The committee is empowered to require the attendance at its meetings of the Bank’s senior executives or any of its employees; it may also harness the help of experts, in application of the special provisions of article 27 of the Rules and Regulations of the Board.

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2. Activities in 2015

2. Activities in 2015

2.1 Renewal of the board and its committees and description of the selection process of members thereof

Renewal of board members

At its meeting on 25 November 2014 and at the proposal of the appointments committee on 21 November, the board of directors approved the following appointments:

•	Mr Bruce Carnegie-Brown, as vice-chairman, independent director and lead director.

•	Ms Sol Daurella Comadrán and Mr Carlos Fernández González, as independent directors.

These directors covered the vacancies that emerged as a result of the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, and the resignations of Mr Fernando de Asúa Álvarez and Mr Abel Matutes Juan. The appointments were effective, once cleared by the European Central Bank, from 12 February 2015, in the case of Mr Bruce Carnegie-Brown and Mr Carlos Fernández González, and on 18 February, in the case of Ms Sol Daurella Comadrán.

Moreover, on 25 November 2014, at the proposal of the committee, the board of directors appointed Mr José Antonio Álvarez Álvarez as a member of the board and as chief executive officer, replacing Mr Javier Marín Romano. These appointments, once cleared by the European Central Bank and having complied with the relevant legal requirements, were effective from 13 and 14 January 2015, respectively.

At its meeting of 16 January 2015, the board of directors agreed, at the appointments committee’s proposal, to appoint Mr Rodrigo Echenique Gordillo, vice-chairman of the board, as executive director of the Bank.

At its session of 30 June 2015, at the appointments committee’s proposal, the board agreed the co-opted appointment, following the resignation for personal reasons of Mr Juan Rodríguez Inciarte as a member of the board, of Mr Ignacio Benjumea Cabeza de Vaca as an external director, effective from 21 September, having been cleared by the European Central Bank.

Lastly, following the resignation of Ms Sheila C. Bair as a director of the Bank, effective from 1 October 2015, as a result of her being appointed president of Washington College, the board meeting of 22, at the proposal of the appointments committee, agreed to the co-opted appointment of Ms Belén Romana García as an independent director, having been cleared by the European Central Bank.

New composition of the board committees

In the wake of the appointment as directors of Mr Bruce Carnegie-Brown, Mr Jose Antonio Alvarez Alvarez, Ms Sol Daurella Comadrán and Mr Carlos Fernández González, approved on 25 November 2014, and the appointment as executive officer of Mr Rodrigo Echenique Gordillo, approved on 16 January 2015, the appointments committee, at its meeting of 20 February 2015, proposed the appointment of new members of the board’s committees, and the proposal was approved by the board at its meeting of 23 February.

Moreover, at its meeting of 29 July, the board, at the committee’s behest, agreed to appoint Mr Ignacio Benjumea Cabeza de Vaca as a member of the executive, executive risk, appointments, remuneration, risk supervision, regulation and compliance, international, and innovation and technology committees; these appointments were effective from 21 September 2015, except in the case of the risk supervision, regulation and compliance committee, where the appointment was effective from 1 October. At its meeting of 22 December, at the committee’s behest, the board appointed Ms Belén Romana García as a member of the audit committee.

Furthermore, the entry into force of the new risk governance model approved by the board at its meeting of 29 September, signalled the discontinuation of the delegate risk committee, by agreement of the board on 1 December 2015.

Details of the composition of the committees at the date of writing this document are included in section 2.4.

At its meeting of 11 February 2016, the committee suggested that the board propose the re-election, as a proprietary director, of Mr Javier Botín-Sanz de Sautuola y O’Shea, and, as independent directors, of Mr Bruce Carnegie-Brown, Mr Ángel Jado Becerro de Bengoa, Ms Sol Daurella Comadrán and Ms Isabel Tocino Biscarolasaga at the next general shareholders meeting.

The committee also suggested that the board propose at the next general shareholders’ meeting the ratification of the appointments of Mr Ignacio Benjumea Cabeza de Vaca, as an external director, and of Ms Belén Romana García, as an independent director. The aforementioned proposals were approved by the board at its meeting of 12 February 2016.

Selection process of new directors

In accordance with the policy for selecting directors, and pursuant to articles 6.1 of the Rules and Regulations of the Board and 42.4 of the Bylaws, the board of directors and, as a result, the appointments committee, must ensure that the procedures for selecting board members guarantee the individual and collective training of directors, foster diversity of gender, experience and knowledge, and do not carry implicit any bias that might lead to any discrimination whatsoever and, in particular, facilitate the selection of female directors.

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2. Activities in 2015

During the process of appointing new directors, the committee must gauge the balance of knowledge, skills, capacity, diversity and experience necessary and existing in the board of directors, and shall compile the resulting skills matrix and a description of the duties and aptitudes necessary for each specific appointment, taking into account the time and dedication envisaged to properly fulfil the duties required of the office.

As a result of the vacancies on the board in 2015, arising from the resignation from their posts as directors and other positions on the board, tendered by Mr Juan Rodríguez Inciarte and Ms Sheila C. Bair, the appointments committee commenced selection processes for new directors, in partnership with an external firm, which drew up a list of candidates based on an assessment of the board’s capacities (skills matrix) to determine the profiles more adequate for the Group’s strategic goals.

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2. Activities in 2015

The capacities of the board that need strengthening, according to the skills and diversity analysis, were those relating to the following aspects: commercial knowledge beyond banking, new technology, strategy, international experience, regulatory knowledge and diversity.

The committee analysed the various candidates on the list, as well as the short-listed candidates’ CVs and assessment of their skills and suitability as directors of the Bank, and proposed to the board the appointment of Mr Ignacio Benjumea Cabeza de Vaca, as a nonexecutive director, and Ms Belén Romana García, as an independent director, whose profiles may be consulted in the Group’s annual report. In the case of Mr Ignacio Benjumea, his appointment was based essentially on his experience and knowledge of legal and tax matters, compliance, corporate governance and regulatory matters. In assessing Ms Belén Romana’s candidacy, her financial and international experience, and the posts she has occupied in both the public and private sectors were taken into account.

The European Central Bank verified the suitability of Mr Ignacio Benjumea Cabeza de Vaca and Ms Belén Romana García to discharge the duties of director of the Bank, in decisions of 21 September and 19 November, respectively.

2.2 Annual verification of the status of directors

Pursuant to article 6.3 of the Rules and Regulations of the Board, at its meeting of 11 February 2016, the appointments committee verified the status of each director. Its proposal, submitted to the board of directors, and approved by the latter at its meeting of 12 February 2016, was as follows:

i. Executive directors:

Ms Ana Botín-Sanz de Sautuola y O’Shea

Mr José Antonio Álvarez Álvarez

Mr Rodrigo Echenique Gordillo

Mr Matías Rodríguez Inciarte

The above are considered executive directors in accordance with section 1 of article 529-12 of the Corporate Enterprise Act and article 6.2.a) of the Rules and Regulations of the Board.

ii. External proprietary director:

Mr Javier Botín-Sanz de Sautuola y O’Shea

This classification is based on the definition contained in article 6.2.b) of the Rules and Regulations of the Board, which specifies that external or non-executive directors who hold or represent shareholdings equal to or greater than the one legally considered as significant, or who have been designated due to their position as shareholders, despite their shareholdings not reaching the threshold to be considered significant, as well as anyone representing such shareholders, shall be considered proprietary directors.

Since 2002, the appointments committee and the board of directors have stipulated that having or representing at least 1% of the Bank’s share capital is a necessary condition, though not the only condition, to be appointed a non-executive director. This percentage was established by the Bank in accordance with its self-regulatory powers and is less than that deemed significant by law, although the Bank believes it is sufficient so as to enable the board to classify directors that hold or represent a shareholding equal to or greater than such percentage as proprietary directors.

The board, taking into account the prevailing circumstances of each case, and following a report by the committee, appointed Mr Javier Botín-Sanz de Sautuola y O’Shea as an external proprietary director representing shareholders owners of voting rights with an 1.041% of the Bank’s share capital at year-end 2015.

iii. External independent directors:

Mr Bruce Carnegie-Brown

Ms Sol Daurella Comadrán

Mr Carlos Fernández González

Ms Esther Giménez-Salinas i Colomer

Mr Ángel Jado Becerro de Bengoa

Ms Belén Romana García

Ms Isabel Tocino Biscarolasaga

Mr Juan Miguel Villar Mir

The above are considered independent directors in accordance with section 4 of article 529-12 of the Corporate Enterprise Act and article 6.2(c) of the Rules and Regulations of the Board.

iv. External non-proprietary and non-independent directors:

Mr Guillermo de la Dehesa Romero

Mr Ignacio Benjumea Cabeza de Vaca

Neither can be classified as a proprietary director as they do not hold shareholdings equal to or greater than that which qualifies as significant under the law and have not been designated as such on account of their status as shareholders. Likewise, neither can be considered an independent director since, in the case of Mr de la Dehesa, he has held the position of director for more than 12 years and, in the case of Mr Benjumea, since 3 years have not yet elapsed since his resignation as a member of the Group’s senior management.

Therefore, following a report from the appointments committee, the board of directors has classified both as non-executive directors that are neither proprietary nor independent, in accordance with article 529-12 of the Spanish Corporate Enterprises Act and article 6.2 of the Rules and Regulations of the Board.

Accordingly, of the fifteen current members of the board, four are executive directors and eleven are external directors. Of the latter, eight are independent, one proprietary and another two are, in the opinion of the board and the committee, neither proprietary nor independent.

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2. Activities in 2015

2.3 Evaluation of the suitability of directors and other key personnel

Pursuant to the provisions of Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions, Royal Decree 84/2015, of 13 February, implementing Law 10/2014, and in accordance with the internal ongoing selection and assessment procedure approved by the board at its meeting of 24 June 2013, the committee has assessed the directors, the senior executive vice presidents or persons holding similar positions, those responsible for internal control functions and those holding key positions for the daily conduct of the banking business of the Group (161 people in total at year-end 2015), concluding that they demonstrate commercial and professional integrity, and have suitable knowledge and experience to perform their duties. Likewise, the committee found that the members of the board are capable of carrying out good governance of the Bank, and have sufficient professional experience in the management of credit institutions and effective capacity to make independent and autonomous decisions for the Bank’s benefit.

2.4 Board committee members

At the proposal of the committee, the board has resolved to modify the composition of its committees, which will be respectively comprised by the directors mentioned below:

Executive committee

Chairman: Ms Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr José Antonio Álvarez Álvarez, Mr Bruce Carnegie-Brown, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte, Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca y Ms Isabel Tocino Biscarolasaga.

Secretary: Mr Jaime Pérez Renovales.

Audit committee

Chairman: Mr Juan Miguel Villar Mir.

Members: Mr Carlos Fernández González, Mr Ángel Jado Becerro de Bengoa, Ms Belén Romana García y Ms Isabel Tocino Biscarolasaga.

Secretary: Mr Jaime Pérez Renovales.

Appointments committee

Chairman: Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca, Ms Sol Daurella Comadrán, Mr Carlos Fernández González y Mr Ángel Jado Becerro de Bengoa.

Secretary: Mr Jaime Pérez Renovales.

Remuneration committee

Chairman: Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca, Ms Sol Daurella Comadrán, Mr Ángel Jado Becerro de Bengoa y Ms Isabel Tocino Biscarolasaga.

Secretary: Mr Jaime Pérez Renovales.

Risk supervision, regulation and compliance committee

Chairman: Mr Bruce Carnegie-Brown.

Members: Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca, Mr Carlos Fernández González, Mr Ángel Jado Becerro de Bengoa, Ms Isabel Tocino Biscarolasaga y Mr Juan Miguel Villar Mir.

Secretary: Mr Jaime Pérez Renovales.

International committee

Chairman: Ms Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca y Ms Esther Giménez-Salinas i Colomer.

Secretary: Mr Jaime Pérez Renovales.

Innovation and technology committee

Chairman: Ms Ana Botín-Sanz de Sautuola y O’Shea.

Members: Mr José Antonio Álvarez Álvarez, Mr Bruce Carnegie-Brown, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte, Mr Guillermo de la Dehesa Romero, Mr Ignacio Benjumea Cabeza de Vaca y Ms Esther Giménez-Salinas i Colomer.

Secretary: Mr Jaime Pérez Renovales.

In 2015, the Bylaws and Rules and Regulations of the Board were modified, in order, among other things, to adapt the board’s committees to the latest regulatory reforms and best practices in connection with good governance.

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2. Activities in 2015

2.5 Participation in the board’s self-assessment process

The appointments committee reported in regard to the self-assessment process of the board and its members, and of its committees, conducted by the board with the support of independent firm Spencer Stuart.

The self-assessment includes a specific section for the individual assessment of directors, the chairman and the chief executive officer. The chairman led the assessment of the lead director and the lead director that of the chairman, and also the process of crossed individual assessments.

This exercise was based on a questionnaire and personal interviews with the directors and on international best corporate governance practices, as well as an independent assessment using, among other methods, benchmarking with respect to comparable international banks.

The latest self-assessment focused on the following matters: organisation, internal trend and culture, roles and contribution of directors; composition and content of the board and its committees; comparison with other international banks; and open questions regarding the future (strategy and internal and external factors that might affect the Group’s performance) and other matters of interest.

The directors consider the following as strengths of the Group’s corporate governance: the high level of dedication and commitment of the members of the board and their involvement in the control of all types of risks, not only credit risk; the directors’ experience in and knowledge of the banking business; the balance between executive and non-executive directors, both on the board and on its committees; and the excellent operation of the board committees, particularly the executive committee. They also note the sound combination of experience, skills and knowledge among the members of the board and the high degree of diversity in respect of their skills. They also highlight the leadership of the Group executive chairman, who strives to involve all members of the board and to properly moderate discussions. Moreover, the duties of lead director are properly discharged and incorporate international best practices in good governance. The frequency and duration of the board meetings is considered to be adequate.

For the independent assessment, Spencer Stuart compared the Bank with another 23 Top international financial institutions with regard to the composition and dedication of the board, the committees, remuneration and other aspects of corporate governance; the Bank ranks very highly.

The findings were presented at the board meeting of 29 September 2015.

Some specific measures or practices adopted as a consequence of the board’s self-assessment in the last few years

•	A more detailed succession plan for positions on the board, in particular those of the Group executive chairman and chief executive officer, established in the Rules and Regulations of the Board and reflected in the related succession plans.

•	Annual board meetings dedicated specifically to the Group’s strategy.

•	Continued improvement in the director training programme, which has been implemented continuously since it was proposed in the self-assessment process of 2005.

•	Directors have immediate access, via electronic devices, to all the information pertaining to the board and committees (calendar, agendas, presentations and minutes).

•	Review of the board’s composition, incorporating new directors with a more international profile and strengthening diversity.

•	The Group executive chairman encourages debate at board meetings, inviting directors to ask questions and present queries.
•	Full involvement of the appointments committee in the process to appoint new directors.

•	Review of the Bylaws and Rules and Regulations of the Board, for the purpose, among others, of adapting the duties of some committees to applicable regulations and to best corporate governance practices.

•	Improvement in board members’ relationships outside of meetings, as well as the interaction between these directors and company executives.

•	Inclusion of corporate social responsibility among the responsibilities of the risk supervision, regulation and compliance committee.

•	The board approved the amendment to section 3 of article 17-5 of its Regulations, broadening the scope of duties of the innovation and technology committee.

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2. Activities in 2015

2.6 Internal governance

At its meeting of 29 July 2015, the board of directors, at the committee’s behest, approved the governance model for the relationship between the parent Bank and the subsidiaries, including the principles and practices of good governance for the subsidiaries in which the Group is the core shareholder.

This control and supervision model is based on the three levels into which the relationship between the parent and the subsidiaries is classified:

•	Presence of directors of the parent Bank and/or executives of the Group in the subsidiaries’ governing bodies.

•	Relationship between chief executives and country heads with the chairman and the chief executive of the Group.

•	Relationship between the divisions or departments of corporate support and control (in particular, Risk, Internal Audit and Compliance) and the subsidiaries.

The principles and practices of good corporate governance contained in this model and applicable to the subsidiaries comply with the legal requirements and best practices set forth in national and international codes of good governance.

The model envisages the roles of country head, chairman and chief executive of each subsidiary, and describes the process for the selection and appointment of said persons, with the involvement of governing bodies of both the parent and the subsidiary. It also contains aspects of internal governance linked to key functions: risk, compliance, audit, financial management and general intervention.

2.7 Succession plans

In 2015, in addition to the provisions of article 24 of the Rules and Regulations of the Board concerning directors, a talent review and succession planning process has been launched, implementing the so-called talent committees that will be responsible for assessment and succession plans.

Within this framework, at its meeting of 21 July, the board approved the committee’s proposed succession planning policy for the Group, establishing a structured succession process for key posts (including executive directors), focusing on aspects such as scope, the responsibilities of the appointments committee and other bodies and executives in the process and reporting and control mechanisms. Likewise, this policy is aimed at fostering the development and retention of internal talent.

Lastly, the committee has reviewed the implementation of the succession planning policy in its meetings of 21 December 2015 and 25 January 2016.

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Report of the appoinments committee 2015
2. Activities in 2015

2.8 Simplification of the corporate structure and appointment of senior executives who are not directors

In 2015, corporate structure was simplified, with the number of divisions streamlined from 15 to 10 and the number of senior executive vice presidents cut by 23%.

In 2015, the committee issued favourable opinions, among others, regarding the following appointments, agreed by the board of directors:

•	Mr Javier Maldonado Trinchant, initially as head of Control and Coordination of Regulatory Projects and subsequently as head of the corporate Cost area.

•	Mr Andreu Plaza López, as senior executive vice president and head of the Technology and Operations division.

•	Mr Rami Aboukhair Hurtado, as senior executive vice president and head of Commercial Banking at Santander España, later appointed country head of Santander España.

•	Mr José Luis de Mora Gil-Gallardo, as senior executive vice president and head of Financial Planning and Corporate Development.

•	Ms Mónica López-Monís Gallego, as senior executive vice president and Group chief compliance officer.

•	Mr Juan Manuel San Román López, as senior executive vice president and head of Strategic Alliances, replacing Mr Juan Andres Yanes, who had previously been appointed head of this area in 2015.

The board also appointed the following senior executive vice presidents for the following posts, based on favourable reports by the committee:

•	Mr Jaime Pérez Renovales, as general secretary and secretary of the board and head of the General Scretariat and Human Resources division.

•	Mr Víctor Matarranz Sanz de Madrid, as head of the Office of the Chairman and Strategy.

•	Mr Ángel Rivera Congosto, as head of the Corporate Commercial Banking division.

•	Mr Javier San Felix García, as head of Commercial Banking at Santander UK.

•	in 2016, Mr J. Peter Jackson, as head of the Corporate Innovation function replacing Mr José María Fuster VanBendegem, who had previously been appointed head of this function in 2015.

Furthermore, the committee issued a favourable opinion regarding the proposal to set up the board of Santander España as an internal collegiate body to cooperate with the Bank’s board and its committees in the administration and supervision of this business unit, taking a prior position in regard to any decision the latter must make. The members of the board of Santander España are appointed by the Bank’s board of directors and at least one third must be independent. The proposal for setting up this body was approved by the board at its meeting of 30 June.

2.9 Training of directors and information or induction programme for new directors

As a result of the board’s self-assessment process of 2005, an ongoing training programme for directors was implemented.

Within the framework of the Bank’s ongoing director training programme, nine sessions were held in 2015 with an average attendance of eight directors, who devoted approximately two hours to each session. Various issues were covered in depth at such meetings, including: capital requirements and assessment, liquidity, structural reforms, the EU MiFID II directive, the new regulatory system, as well as matters relating to new trends in risk appetite and operational risk.

The Rules and Regulations of the Board (article 21.7) establish that the board must make an information and induction programme available to new directors that provides swift and sufficient knowledge of the Bank and its Group, including their governance rules.

New directors therefore attended an information or induction programme specifically for new directors, which addressed the following matters:

•	General presentation of the Group and the regulatory context in which it operates.

•	The Group’s main regions and businesses.

•	The main support areas (technology and operations, risk, audit, human resources, organisation and costs).

•	Corporate governance and internal governance.

•	Sustainability, communication and the Santander brand.

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REPORT OF THE COMMITTEES 2015
Report of the appoinments committee 2015
2. Activities in 2015

2.10 Self-assessment

The self-assessment of the board and its members, as well as that of its committees, conducted by the board with the support of independent firm Spencer Stuart, welcomed both the composition of the committee and the very high degree of dedication among its members, as well as the chairman’s leadership and the improvements in the committee’s involvement in appointing external directors and the knowledge of both the board and the committees of the Bank’s main executives.

For the purposes of the board’s assessment of the committee’s performance, the former took into account the committee’s report for the previous year, as well as other information concerning its activities and operation supplied to the board.

2.11 Civil liability insurance

A proposal to renew the civil liability insurance policy for directors and executives of the Group was approved by the board at its meeting of 29 September 2015, a report on said renewal having been presented to the committee at its meeting of 28 September 2015.

2.12 Institutional documentation

At the meeting of 11 February 2016, the committee endorsed this report and, in respect of the section that affects its sphere of competencies, the Group’s annual report, which were approved by the board of directors on 12 February 2016.

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REPORT OF THE COMMITTEES 2015
Report of the appoinments committee 2015
3. Challenges for 2016

3. Challenges for 2016

The main challenges for the committee in 2016 are as follows:

•	Monitoring and overseeing the long-term succession planning of the Group’s directors and key members of the senior management.

•	Take part in the entire process of devising policies within its sphere of competencies.

•	Develop the governance model to strengthen the relationship between the parent Bank and the subsidiaries, especially with regard to corporate governance, ensuring its implementation throughout the Group’s main geographical areas.

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REPORT OF THE COMMITTEES 2015
Report of the appoinments committee 2015
4. Conclusion

4. Conclusion

Throughout 2015, the appointments committee has properly discharged the responsibilities assigned to it in the Bylaws and the Rules and Regulations of the Board.

31

REPORT OF THE COMMITTEE 2015

Report of the remuneration committee 2015

1	2		3	4	5
Introduction	Report on the director remuneration policy		Remuneration of non-director members of senior management	Challenges for 2016	Conclusion
	2.1	Principles of the remuneration policy

	2.2	Principles of corporate governance regarding remuneration

	2.3	Remuneration policy in 2015

	2.4	Individual remuneration of directors for all items in 2015

	2.5	Director remuneration policy

	2.6	Reparatory work and decision-making process with a description of the participation of the remuneration committee and the identity of the external advisors Annex

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
1. Introduction

1. Introduction

Regulation

The Bylaws contain the basic rules and regulations for the remuneration committee, which are supplemented and further developed by the Rules and Regulations of the Board1 and which define the committee’s composition, operation and powers.

Duties

In exercising its duties, the remuneration committee must take into account the long-term interests of shareholders, investors and other parties interested in company, as well as public interest.

The competencies of the remuneration committee may be classified into the following main categories:

1. Remuneration of directors

•	Propose to the board the director remuneration policy, drafting the required report on such policy pursuant to article 28.bis of the Rules and Regulations of the Board, and prepare the annual remuneration report envisaged in article 29.

•	Propose to the board the individual remuneration of directors in their capacity as such.

•	Propose to the board the individual remuneration of directors for carrying out any duties other than those corresponding thereto in their capacity as directors and other conditions of their contracts.

•	Ensure compliance with the director remuneration policy established by the company.

•	Periodically review the remuneration programmes to ensure they are up-to-date, giving weight to their adaptation and performance; that directors’ remuneration is in line with the criteria of moderation and the company’s results, culture and risk appetite; and that no incentives are offered to assume risk that exceeds the level tolerated by the company, such that they promote and are compatible with adequate and effective risk management. For these purposes the mechanisms and systems adopted will be revised to ensure that the remuneration programmes take into account all types of risk and all levels of capital and liquidity, and that remuneration is in line with the company’s business targets and strategies, corporate culture and long-term interest.
•	Ensure transparency of the remuneration and the inclusion in the annual report, the annual corporate governance report, the annual report on remuneration and in other reports required by applicable legislation regarding required information on director remuneration and, for such purpose, submit any information required to the board.

2. Remuneration of non-director members of senior management

•	Propose to the board the remuneration policy of the senior executive vice presidents and other members of senior management in accordance with the law.

•	Propose to the board the basic terms and conditions of the contracts and remuneration of the members of senior management.

•	Ensure compliance with the remuneration policy for members of senior management established by the company.

3. Remuneration of other executives whose activities may have a significant impact on the Group’s assumption of risks

•	Propose to the board the remuneration of executives who, although not belonging to senior management, are assigned internal control functions in the company (internal audit, risk management and compliance) or receive significant remuneration, particularly variable remuneration, and whose activities may have a significant impact on the Group’s assumption of risks.

4. Other

•	Other functions stipulated in the board regulation and applicable legislation

1.	The committee is regulated by article 54.bis of the Bylaws and article 17.bis of the Rules and Regulations of the Board. Articles 28, 28.bis and 29 of these Rules and Regulations also contain specific provisions regarding certain aspects of its activity. The Bylaws and the Rules and Regulations of the Board of Banco Santander are published on the Group’s website (www.santander.com).

At its meeting of 29 July 2015 the committee resolved, at the proposal of the risk supervision, regulation and compliance committee, to amend article 17 bis 4 of the Board of Directors’ Regulations, governing the duties of the committee, in order to bring them into line with the latest regulatory changes and recommendations regarding corporate governance.

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
1. Introduction

Composition of the committee and attendance at its meetings in 2015 At the date of this report, the composition of the remuneration committee is as follows:

In 2015, the committee’s composition changed as follows:

Mr Bruce Carnegie-Brown has been a member and chairman of the committee since 12 February 2015, when his appointment as director of the Bankvecame effective, replacing Mr Fernando de Asúa Álvarez as both chairman and member of the committee.

Ms Sol Daurella Comadrán and Mr Ángel Jado Becerro de Bengoa have been members of the committee since 23 February 2015.

Mr Ignacio Benjumea Cabeza de Vaca has been a member since 21 September 2015, when his appointment as a director of the Bank became effective, having obtained the pertinent regulatory clearance.

Mr Rodrigo Echenique Gordillo ceased to be a member of this committee on 16 January 2015 as a result of his appointment as executive director of the Bank.

The Bylaws and the Rules and Regulations of the Board2 provide that the remuneration committee shall be composed solely of non-executive directors, with independent directors having majority representation and that it be chaired by an independent director. All members of the committee are non-executive directors and four of them are independent (including the chairman).

All the directors that form part of the remuneration committee have proven capacity to discharge their duties on such committee based on their experience and their knowledge in the area of remuneration.

In addition, since the committee members sit on other committees of the board (executive, audit, appointments and risk supervision, regulation and compliance committees), continuously updated information is available on the Group’s risks, capital base and liquidity, which is particularly significant in, among others, the establishment of remuneration systems, the control thereof, and the determination of the specific amounts of variable remuneration.

2. The committee’s composition is regulated by article 54.bis of the Bylaws and article 17.bis of the Rules and Regulations of the Board.

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
1. Introduction

The duties of the secretary of the committee correspond, in a non-voting capacity, to the secretary of the board of directors, who is also the Bank’s general secretary, fostering a fluid and efficient relationship with the different units of the Group that are expected to collaborate with or provide information to the committee.

The committee, in accordance with its regulations, approves an annual meeting schedule, including at least four meetings. In any event, the committee shall meet whenever convened, either by agreement of the committee itself, or by its chairman. The committee held ten sessions in 2015.

Attendance at meetings of the remuneration committee in 2015 was as follows:

■ Number of meetings and attendance[1]
Mr Bruce Carnegie-Brown	9/9
Mr Guillermo de la Dehesa Romero	9/10
Mr Ignacio Benjumea Cabeza de Vaca	4/4
Ms Sol Daurella Comadrán	6/9
Mr Ángel Jado Becerro de Bengoa	8/9
Ms Isabel Tocino Biscarolasaga	10/10
Mr Fernando de Asúa Álvarez	1/1
Mr Rodrigo Echenique Gordillo	1/1

1.	The first figure is the number of meetings attended by the director, and the second the number of sessions held in the year since the director has or had been a member of the committee.

The estimated average time devoted by each of these directors in preparing and taking part in the committee meetings held in 2015 was approximately three hours per meeting.

The chart below shows a breakdown of the approximate time dedicated to each task at the meetings held by the committee in 2015.

How the committee works

The rules governing the committee establish the valid constitution thereof, with the attendance, either present or represented, of more than half of its members, and the adoption of agreements by the majority of those attending, it being possible to designate another member as proxy.

The necessary documentation for each meeting (draft agenda, presentations, minutes of previous meetings) is provided to committee members three business days prior to the meeting date, unless for reasons of urgency this period cannot be upheld, in which case the information shall be provided to members as soon as possible.

Minutes are taken of all meetings of the remuneration committee, and copies thereof are delivered to all members of the board.

The committee is empowered to require the attendance at its meetings of the Bank’s senior executives or its employees, and of the external auditor. It may also harness the help of experts, in accordance with the provisions of article 27 of the Board of Directors’ Regulations.

The chairman and any other director may submit suggestions to the committee in relation to the matters within its sphere of competencies. Additionally, the remuneration committee shall consult the chairman and chief executive officer on issues relating to executive directors and senior management.

Self-assessment

The self-assessment process of the board, its members and its committees, conducted by the board with the support of the independent firm Spencer Stuart, welcomed the autonomy and independence of the committee, as well as the knowledge and involvement of its members.

For the purposes of the board’s assessment of the committee’s performance, the former took into account the committee’s report for the previous year, as well as other information concerning its activities and operation supplied to the board.

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

2. Report on the director remuneration policy

The remuneration committee has prepared this report3 which sets forth the standards and grounds that this collective decision-making body uses to determine the remuneration of the members of the board of directors for the last financial year and for the current year. In addition, based on the information herein for 2015 and 2016, the remuneration committee has prepared the annual report on director remuneration required by article 541 of the Companies Act (Ley de Sociedades de Capital) following the template provided by CNMV Circular 4/2013 (amended by Circular 7/2015), which shall be made available to the shareholders when the annual general shareholders’ meeting of 2016 is called and shall be submitted to a consultative vote as a separate item on the agenda.

This report also includes the content required by section 2 of article 529.novodecies of the Companies Act in relation to the proposed director remuneration policy for 2016, 2017 and 2018 which the board of directors submits to binding approval of the shareholders at the annual general shareholders’ meeting of 2016 as a separate item on the agenda. The committee is of the opinion that said proposal conforms to the principles of the company’s remuneration policy and to the bylaw-mandated remuneration system described in section 2.5 of this report.

2.1 Principles of the remuneration policy

a) Remuneration of directors in their capacity as such

The individual remuneration of directors, whether executive or not, for the performance of supervisory and collective decision-making duties, shall be determined by the board of directors, within the maximum set by the shareholders, based on the positions held by the directors on the collective decision-making body itself and membership on and attendance at the various committees, as well as any other objective circumstances that the board may take into account.

b) Remuneration of executive directors

The principles of the remuneration policy for executive directors of the Bank are as follows:

•	Remuneration must be compatible with rigorous risk management, without favouring an inappropriate assumption thereof, and must be in line with the interests of the shareholders, fostering the long-term creation of value.

•	Fixed remuneration must represent a significant proportion of total compensation.

•	Variable remuneration must compensate directors’ performance in achieving the Group’s objectives.

•	The overall remuneration package and the structure thereof must be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors and executives.

Banco Santander performs an annual comparative review of the total compensation of the executive directors and senior executives.

2.2 Principles of corporate governance regarding remuneration

a) Engagement of the board

The board of directors itself, at the proposal of the remuneration committee, is the body that approves the annual report on director remuneration submitted to a consultative vote of the shareholders at the general shareholders’ meeting. At the proposal of this committee, the board also proposes the director remuneration policy, submitted to a binding vote of the shareholders at the general meeting, and approves individual director remuneration, including that of executive directors and, if appropriate, non-executive directors, for the performance of duties other that those of a director, and establishes the other terms and conditions of their contracts.

b) Transparency

Banco Santander believes transparency to be a basic principle in corporate governance, and has acted in advance of the regulatory requirements that now apply in this regard.

3.	Note 5 to the Group’s legal report provides information regarding director remuneration for 2015.

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

2.3 Remuneration policy applied in 20154

This report includes both qualitative and quantitative information on the remunerations of members of the board of directors (executive and non-executive) for the 2014 and 2015 fiscal years. This information refers to those who were directors at some time during these years but have since left the board.

In 2015, the Bank’s board of directors approved a number of appointments and organisational changes in order to simplify the Group’s organisation and make it more competitive. Below is a summary of the remuneration for executive directors and senior management that were part of these governance bodies at year-end in 2015 and 2014:

	Thousands of euros
	2015	2014
Active executive directors at 31 December of each year	24,692	22,364
Active members of senior management at 31 December of each year	56,076	81,785

	80,768	104,419	-22.7%

2.3.1 Remuneration of directors for the performance of supervisory and collective decision-making duties. Bylaw-stipulated emoluments

i) Composition and limits

At the annual general shareholders’ meeting of 22 March 2013, the shareholders approved an amendment to the Bylaws, such that remuneration of directors in their capacity as such now consists of a fixed annual amount determined at the general shareholders’ meeting. Such amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce such amount in the years it considers such reduction appropriate. The remuneration established at the general shareholders’ meeting for 2015 was EUR 6 million, with two components: (a) annual allotment and (b) attendance fees.

The remuneration of each one of the directors in their capacity as such has been determined by the board of directors based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances evaluated by the board.

Bylaw-stipulated emoluments earned by the board in 2015 amounted to EUR 5.1 million, which is 13.6% less than the amount approved at the general shareholders’ meeting.

Independently of the directors’ right to receive remuneration in their capacity as such, they are also entitled to receive other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be deemed appropriate in consideration for the performance of other duties in the company, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as members of the board.

ii) Annual allotment

The amounts received individually by the directors during the last few years based on the positions held on the board and their membership on the various board committees were as follows:

4.	The information contained in this section will be included in the annual remuneration report for 2015 and 2016, which will be submitted to a consultative vote of the share- holders at the 2016 annual general shareholders’ meeting.

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REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

Amount per director in euros:	2015	2014	2013	2012	2011
Members of the board of directors	84,954	84,954	84,954	84,954	99,946
Members of the executive committee	170,383	170,383	170,383	170,383	200,451
Members of the audit committee	39,551	39,551	39,551	39,551	46,530
Members of the appointments committee[1]	23,730	23,730	23,730	23,730	27,918
Members of the remuneration committee[1]	23,730	23,730	23,730	23,730	27,918
Members of the risk supervision, regulation and compliance committee	39,551	20,697	—	—	—
Chairman of the appointments committee	50,000	—	—	—	—
Chairman of the remuneration committee	50,000	—	—	—	—
Chairman of the risk supervision, regulation and compliance committee	50,000	26,164	—	—	—
Lead director[2]	111,017	—	—	—	—
Non-executive vice chairmen[3]	28,477	28,477	28,477	28,477	33,502

1.	The data for 2011 to 2013 correspond to the amounts received by the members of the appointments and remuneration committee (EUR 23,730 in 2012 and 2013 and EUR 27,918 in 2011) prior to its separation into the appointments committee and the remuneration committee.
2.	Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the risk supervision, regulation and compliance committee and as lead director, and the time and dedication required to perform these duties, received total annual remuneration of EUR 700,000 in 2015, including the aforementioned annual allowances corresponding to him and attendance fees.
3.	The amount for 2013 was paid to Mr Guillermo de la Dehesa and Mr Manuel Soto Serrano in proportion to the time during which the position was held during the year by each of them. The amounts for 2012 and 2011 were paid to Mr Manuel Soto Serrano.

38

REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

Set forth below is an individualised breakdown of the amount received for this remuneration item for the last two financial years.

Amount in euros
			2015
				Committees of the board
Directors	Executive	Non- executive	Board	EC	AC	NC	RC	RSRCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea			84,954	170,383	—	—	—	—	255,337
Mr José Antonio Álvarez Álvarez[1]			84,954	170,383	—	—	—	—	255,337
Mr Bruce Carnegie-Brown[2]			374,448	170,383	—	23,730	23,730	39,551	631,842
Mr Rodrigo Echenique Gordillo[3]			84,954	170,383	—	—	—	—	255,337
Mr Matías Rodríguez Inciarte			84,954	170,383	—	—	—	—	255,337
Mr Guillermo de la Dehesa Romero			113,431	170,383	—	23,730	23,730	39,551	370,825
Mr Ignacio Benjumea Cabeza de Vaca[4]			23,596	47,326	—	6,594	6,594	9,888	93,998
Mr Javier Botín-Sanz de Sautuola y O’Shea[5]			84,954	—	—	—	—	—	84,954
Ms Sol Daurella Comadrán[6]			84,954	—	—	23,730	23,730	—	132,414
Mr Carlos Fernández González[2]			84,954	—	39,551	23,730	—	39,551	187,786
Ms Esther Giménez-Salinas i Colomer			84,954	—	—	—	—	—	84,954
Mr Ángel Jado Becerro de Bengoa			84,954	—	39,551	23,730	23,730	39,551	211,516
Ms Belén Romana García[7]			2,327	—	1,084	—	—	—	3,411
Ms Isabel Tocino Biscarolasaga			84,954	170,383	39,551	—	23,730	39,551	358,169
Mr Juan Miguel Villar Mir			84,954	—	39,551	—	—	39,551	164,056
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[8]			—	—	—	—	—	—	—
Mr Javier Marín Romano[9]			2,793	5,602	—	—	—	—	8,395
Mr Fernando de Asúa Álvarez[10]			43,189	20,073	4,659	2,796	2,796	4,659	78,172
Ms Sheila C, Bair[11]			63,715	—	—	—	—	29,663	93,379
Mr Vittorio Corbo Lioi[12]			—	—	—	—	—	—	—
Mr Abel Matutes Juan[13]			11,405	—	5,310	3,186	—	—	19,900
Mr Juan Rodríguez Inciarte[14]			42,477	—	—	—	—	—	42,477

Total			1,611,875	1,265,682	169,257	131,226	128,040	281,516	3,587,596

1.	Director since 13 January 2015.
2.	Director since 12 February 2015.
3.	Executive director since 16 January 2015.
4.	Director since 21 September 2015.
5.	All amounts received were reimbursed to Fundación Botín.
6.	Director since 18 February 2015.
7.	Director since 22 December 2015.
8.	Ceased to be a director due to his death on 9 September 2014.
9.	Ceased to be a director on 12 January 2015.
10.	Ceased to be a director on 12 February 2015.
11.	Ceased to be a director on 1 October 2015.
12.	Ceased to be a director on 24 July 2014.
13.	Ceased to be a director on 18 February 2015.
14.	Ceased to be a director on 30 June 2015.

Proprietary

Independent

Non-executive (neither proprietary nor independent)

EC: Executive committee

AC: Audit committee

NC: Appointments committee

RC: Remuneration committee

RSRCC: Risk supervision, regulation and compliance committee

39

REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

2014
	Committees of the board
								Chg
Board	EC	AC	ARC	NC	RC	RSRCC	Total	(%)
84,954	170,383	—	—	—	—	—	255,337	0
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
84,954	170,383	12,245	19,244	4,486	4,486	20,697	316,495	-19.32
84,954	170,383	—	—	—	—	—	255,337	0
113,431	170,383	39,551	19,244	4,486	4,486	—	351,581	5.47
—	—	—	—	—	—	—	—	—
84,954	—	—	—	—	—	—	84,954	0
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
84,954	—	—	—	—	—	—	84,954	0
84,954	—	—	—	—	—	20,697	105,651	100.20
—	—	—	—	—	—	—	—	—
84,954	170,383	—	19,244	—	4,486	—	279,067	28.35
84,954	—	—	—	—	—	—	84,954	93.11
58,653	117,634	—	—	—	—	—	176,287	—
84,954	170,383	—	—	—	—	—	255,337	-96.71
113,431	170,383	39,551	19,244	4,486	4,486	46,861	398,442	-80.38
78,902	—	—	—	—	—	20,697	99,599	-6.25
47,714	—	—	—	—	—	—	47,714	—
84,954	—	39,551	—	4,486	—	—	128,991	-84.57
84,954	—	—	—	—	—	—	84,954	-50

1,346,626	1,310,315	130,898	76,976	17,944	17,944	108,952	3,009,654	19.20

iii) Attendance fees

By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and its committees (excluding the executive committee, for which no fees are provided) during 2015 was the same as that established since 2008. The amounts are as follows:

Amount in euros	2008-2015
Attendance fees per meeting
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Delegate risk committee*, audit committee and risk supervision, regulation and compliance committee**
Resident directors	1,650
Non-resident directors	1,335
Other committees (excluding executive committee)
Resident directors	1,270
Non-resident directors	1,028

*	Disbanded by the resolution of the board of 1 December 2015; the committee held its last meeting on 29 October.
**	Held its first meeting on 23 July 2014.

40

REPORT OF THE COMMITTEES 2015
Report of the remuneration committee 2015
2. Report on the director remuneration policy

Set forth below is an individualised breakdown of the amount received for this remuneration item for the last two financial years.

Importe en euros
			2015			2014
Directors	Executive	Non- executive	Board	Other attendance fees	Total	Consejo	Other attendance fees	Board	Chg (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea			53,340	—	53,340	29,281	2,056	31,337	70.21
Mr José Antonio Álvarez Álvarez[1]			48,260	37,950	86,210	—	—	—	—
Mr Bruce Carnegie-Brown[2]			34,969	33,189	68,158	—	—	—	—
Mr Rodrigo Echenique Gordillo[3]			50,800	87,580	138,380	35,560	152,070	187,630	-26.25
Mr Matías Rodríguez Inciarte			53,340	132,000	185,340	38,100	158,400	196,500	-5.68
Mr Guillermo de la Dehesa Romero			53,340	49,390	102,730	38,100	48,120	86,220	19.15
Mr Ignacio Benjumea Cabeza de Vaca[4]			10,160	31,990	42,150	—	—	—	—
Mr Javier Botín -Sanz de Sautuola y O’Shea[5]			35,560	—	35,560	25,400	—	25,400	40
Ms Sol Daurella Comadrán[6]			38,100	11,430	49,530	—	—	—	—
Mr Carlos Fernández González[2]			30,855	34,203	65,058	—	—	—	—
Ms Esther Giménez-Salinas i Colomer			48,260	—	48,260	35,560	—	35,560	35.71
Mr Ángel Jado Becerro de Bengoa			53,340	160,570	213,910	38,100	8,250	46,350	361.51
Ms Belén Romana García[7]			2,540	—	2,540	—	—	—	—
Ms Isabel Tocino Biscarolasaga			53,340	177,700	231,040	35,560	170,850	206,410	11.93
Mr Juan Miguel Villar Mir			48,260	33,000	81,260	20,320	—	20,320	299.90
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[8]			—	—	—	20,320	1,270	21,590	—
Mr Javier Marín Romano[9]			—	—	—	35,560	2,540	38,100	—
Mr Fernando de Asúa Álvarez[10]			10,160	26,530	36,690	35,560	210,710	246,270	-85.10
Ms Sheila C. Bair[11]			30,855	12,015	42,870	22,627	6,675	29,302	46.30
Mr Vittorio Corbo Lioi[12]			—	—	—	8,228	—	8,228	—
Mr Abel Matutes Juan[13]			7,620	5,460	13,080	27,940	25,770	53,710	-75.65
Mr Juan Rodríguez Inciarte[14]			38,100	61,050	99,150	38,100	86,690	124,790	-20.55

Total			701,199	894,057	1,595,526	484,316	873,401	1,357,717	17.52

1.	Director since 13 January 2015.
2.	Director since 12 February 2015.
3.	Executive director since 16 January 2015.
4.	Director since 21 September 2015.
5.	All amounts received were reimbursed to Fundación Botín.
6.	Director since 18 February 2015.
7.	Director since 22 December 2015.
8.	Ceased to be a director due to his death on 9 September 2014.
9.	Ceased to be a director on 12 January 2015.
10.	Ceased to be a director on 12 February 2015.
11.	Ceased to be a director on 1 October 2015.
12.	Ceased to be a director on 24 July 2014.
13.	Ceased to be a director on 18 February 2015.
14.	Ceased to be a director on 30 June 2015.

Proprietary

Independent

Non-executive (neither proprietary nor independent)

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2.3.2 Remuneration of directors for the performance of executive duties

(i) Policy applied

The policy applied to the remuneration of directors in 2015 for the performance of executive duties was approved by the board of directors and submitted to a binding vote of the shareholders at the general shareholders’ meeting of 27 March 2015, with 91.659% of the votes in favour. In 2015:

•	Fixed remuneration represented a significant proportion of total compensation.

•	Total variable remuneration was made up of: (i) a Bonus, to be received partly in cash and partly in shares, while deferring collection of a portion of the Bonus for five years; and (ii) a long-term incentive or LTI that, if applicable, will be received entirely in shares on a deferred basis.

•	By resolution of the shareholders at the general meeting of 27 March 2015, the variable components of executive directors’ total remuneration (including the Bonus and the LTI) for 2015 was limited to 200% of the fixed components.

A)	The 2015 Bonus for executive directors was determined based on a standard benchmark bonus for executive directors to comply with 100% of the established targets, which is called a benchmark bonus, and which takes into account certain quantitative metrics, as well as additional qualitative factors:

a. Quantitative metrics:

•	75% of the Bonus was set based on NOP for 20155, compared to the NOP budgeted for the financial year and modified based on growth over the prior year.

•	25% of the Bonus was set based on the return on risk-weighted assets (RoRWA) in 2015 compared with that estimated for the year.

Group NOP and RoRWA were used in the application of the above metrics.

b. Additional qualitative factors:

In order to evaluate the quality of the results of the above metrics and to determine the individual Bonus, the following factors have also been taken into account:

•	Appropriate risk management and efficient consumption of capital.

•	Benchmarking of results against competing institutions.

•	Benchmarking of customer satisfaction against competing institutions.

•	Changes in corecapital, the Group’s economic capital, the balance sheet and other relevant management factors.

c. Additional conditions:

It was verified that none of the following circumstances have occurred:

•	The Group’s NOP for 2015 was not less than 50% of that for 2014. If this had occurred, the remuneration committee would have analysed the results and determined a Bonus that would in no case exceed 50% of the benchmark bonus for 2015.

•	The Group’s NOP has not been negative. If this had occurred, the Bonus would have been zero.

Form of payment of Bonuses to executive directors: The Bonus is paid 50% in cash and 50% in shares, part in 2016 part on a deferred basis. Although this deferral may by law limited to three years, the company has established a period of five years, which is more in alignment with the long-term sustainability of results, as follows:

•	40% of the Bonus is paid in 2016 net of taxes, half in cash and half in shares.

•	The remaining 60% will be deferred in fifths and will be paid, if applicable, in 2017, 2018, 2019, 2020 and 2021. The corresponding amount will be paid each year net of taxes, half in cash and half in shares.

The portion paid in shares may not be sold until one year has elapsed from delivery thereof.

B)	The maximum benchmark LTI for executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 20% of the benchmark bonus in 2015. Based on that figure, an amount of LTI was determined for each director (the “Approved LTI Amount”) taking into account the performance of two indicators in 2015. As follows:

(1)	The earnings per share (EPS) of Grupo Santander in 2015 compared to the target amount for such year:

2015 EPS
(% target EPS 2015)	“2015 EPS Ratio”
> 90%	1
> 75% but < 90%	0.75–1	*
< 75%	0

*	Straight-line increase in the 2015 EPS Ratio based on the specific percentage that 2015 EPS represents of the target within this bracket of the scale.

5.	NOP is attributed net ordinary profits, adjusted upwards or downwards for those transactions that in the opinion of the board have an impact outside of the performance of the directors being evaluated, for which purpose extraordinary profits, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated.

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(2)	The return on tangible equity (“RoTE”) of Grupo Santander in 2015 compared to the target that year:

2015 RoTE
(% target RoTE 2015)
	“2015 RoTE Ratio”
>90%	1
> 75% but < 90%	0.75–1	*
< 75%	0

*	Straight-line increase in the 2015 RoTE Ratio based on the specific percentage that 2015 RoTE represents of the target within this bracket of the scale.

The formula for determining the LTI was therefore as follows (the result of such formula being the Approved LTI Amount):

Approved LTI amount= Bench. amt. x (0.5 x 2015 EPS Ratio + 0.5 x 2015 RoTE Ratio)

where,

•	“Bench. amt.” is the amount resulting from multiplying by the benchmark bonus of the executive director by 20%.

•	The 2015 EPS Ratio and the 2015 RoTE Ratio shall have the applicable values according to the tables above based on the performance of the EPS and RoTE in 2015.

For each executive director, the Approved LTI Amount determines the maximum number of shares that they may receive and is calculated taking into account the listing price of Santander’s shares for the 15 trading sessions prior to the board meeting approving the Bonus for 2015.

Notwithstanding, the accrual and final amount of the approved LTI amount are linked to the level of achievement of the multi-year objectives of the plan and other conditions described below.

(a)	The relative performance of Grupo Santander’s EPS growth for the 2015-2017 period compared to a peer group of 17 credit institutions (the “Peer Group”).

EPS growth is understood as the percentage ratio between the earnings per share according to the initial and final consolidated annual financial statements for the comparison period (i.e. the consolidated financial statements ended 31 December 2014 and 31 December 2017, respectively).

Ranking of Santander’s
2015-2017 EPS growth	“EPS Ratio”
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th - 18th	0

The Peer Group comprises the following entities: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa San-Paolo, Itau-Unibanco and Unicredito.

(b)	Grupo Santander RoTE for 2017:

RoTE in 2017 (%)	“RoTE Ratio”
> 12%	1
> 11% but < 12%	0.75–1	*
< 11%	0

*	Straight-line increase in the RoTE Ratio based on the specific percentage of Grupo Santander RoTE in 2017 within this bracket of the scale.

(c)	Employee satisfaction, measured by whether or not it is included in the “Top 3” of the best banks to work for in the principal markets in which the Group operates.

Number of principal markets
in which Santander is in
the Top 3 of the best banks
to work for in 2017	“Employees Ratio”
6 or more	1
5 or less	0

For these purposes, Grupo Santander’s “Main Markets” are: Germany, Argentina, Brazil, Chile, Spain, the United States, Mexico, Poland, Portugal and the United Kingdom.

(d)	Customer satisfaction, measured by whether or not it is included in the “Top 3” of the best banks on the customer satisfaction index in the Principal Markets.

Number of Principal
Markets in which Santander
is in the Top 3 of the best
banks on the customer
satisfaction index in 2017	“Customers Ratio”
10	1
6 to 9	0.2–0.8	*
5 or less	0

*	Straight-line increase in the Customers Ratio, such that, within this bracket of the scale, the ratio is increased by 0.2 for each additional Principal Market in which the customer satisfaction index is in the Top 3.

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(e)	Customer loyalty, taking into account the targets at the Grupo Santander level, which are 17 million individual loyal customers linked and 1.1 million SME and corporate loyal customers linked at 31 December 2017.

SME and
Individual			corporate
loyal			loyal
customers	“Retail		customers	“Corporates
(million)	Coefficient”		(million)	Coefficient”
> 17	1		>1.1	1
> 15 but < 17	0.5 –1	*	> 1 but < 1.1	0.5 –1	*
< 15	0		<1	0

*	Straight-line increase in the Retail Coefficient and Corporates Coefficient based on the number of loyal customers of each kind at 31 December 2017.

Based on the compliance metrics and scales above and on the data at year-end 2017, the accrued LTI amount for each executive director (the “Accrued LTI Amount”) shall be determined in accordance with the following formula:

Accrued LTI Amount = Amt. x (0.25 x A + 0.25 x B + 0.2 x C + 0.15 x D + 0.075 x E1 + 0.075 x E2)

where,

•	“Amt.” is the Approved LTI Amount of the executive director.

•	“A” is the EPS Ratio according to the scale in paragraph (a) above based on the performance during the 2015-2017 period of Grupo Santander’s EPS growth compared to a Peer Group.

•	“B” is the RoTE Ratio according to the scale in paragraph (b) above based on the performance in 2017 of Grupo Santander’s RoTE.

•	“C” is the Employees Ratio according to the scale in paragraph (c) above.

•	“D” is the Customers Ratio according to the scale in paragraph (d) above.

•	“E1” is the Retail Coefficient according to the scale in paragraph (e) above regarding individual loyal customers.

•	“E2” is the Corporates Coefficient according to the scale in paragraph (e) above regarding linked SME and corporate loyal customers.

The LTI accrual period ends on 31 December 2018 and, therefore, the plan conditions must be met by the end of this period, without prejudice to the above metrics referring to the 2015-2017 period.

Therefore, to determine the final LTI amount for each executive director (the “Final LTI Amount”), the board of directors, at the proposal of the remuneration committee, may at any time prior to the payment date reduce the Accrued LTI Amount of each director if they have incurred excessive risks to meet the multiyear objectives.

In addition, the accrual of the LTI remuneration is conditional upon the beneficiary remaining in the Group and none of the malus clauses being triggered prior to the delivery of the shares.

The LTI shall be fully paid in shares and payment thereof shall be deferred until 2019. Payment is expected to take place during the first quarter of 2019.

C)	Other rules applicable to the Bonus and the LTI

In addition to the continuity of the beneficiary within the Group6, the accrual of the deferred remuneration (both the Final LTI Amount and the deferred portion of the Bonus) is conditional upon none of the following circumstances arising, in the opinion of the board of directors, at the proposal of the remuneration committee, during the period before each delivery as a result of actions taken in 2015:

(i)	Poor financial performance of the Group;

(ii)	Violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	Significant changes in the financial capital or risk profile of the Group.

6.	When the relationship with Banco Santander or another entity of Grupo Santander is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to Grupo Santander, as well as in those cases of mandatory redundancy, the right to receive the LTI and the deferred amount of the Bonus (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity leave, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of Grupo Santander (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI or the deferred amount of the Bonus in advance. If the beneficiary or the successors thereof maintain the right to receive the LTI or the deferred amount of the Bonus (as well as the corresponding dividends and interest), they shall be delivered within the periods and under the terms provided in the rules for the respective plans.

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The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, will determine the specific amount of the deferred portion of the Bonus and the Final LTI Amount to be paid.

The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

When shares are delivered and subject to the same requirements, executive directors will be paid an amount in cash equal to the dividends corresponding to such shares, and to the interest accrued on the portion of the deferred amount of the Bonus to be paid in cash, in both cases, from the date of payment of the percentage of immediate payment of the Bonus through the date of payment of the corresponding Bonus or LTI. In those cases in which the Santander Scrip Dividend programme applies, the price paid will be the price offered by the Bank for the bonus share rights corresponding to such shares.

Since the Bonus and the LTI involve the delivery of shares of the Bank, the board of directors submitted to the shareholders at the 2015 annual general shareholders’ meeting, which so approved, the application of the fifth cycle of the Deferred and Conditional Variable Remuneration Plan, through which the Bonus is implemented, and the second cycle of the Performance Shares Plan, which is used to implement the LTI.

(ii) Gross annual salary

The executive directors’ gross annual salary for 2015 was as follows:

Thousands of euros	2015	2014
Executive directors
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]	2,500	2,500
Mr José Antonio Álvarez Álvarez[2]	2,000	—
Mr Rodrigo Echenique Gordillo[3]	1,500	—
Mr Matías Rodríguez Inciarte	1,710	1,710
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[4]	—	930
Mr Javier Marín Romano[5]	165	2,000
Mr Juan Rodríguez Inciarte[6]	600	1,200

Total	8,475	8,340

1.	The 2014 gross annual salary was determined on her appointment as chairman of Grupo Santander to reflect her new responsibilities. The effective amount paid in 2014 was EUR 2,225 thousand, including the portion relating to her duties of executive chairman of Santander UK plc (EUR 1,392 thousand) and the portion corresponding to her duties as Group chairman (4/12 of EUR 2,500 thousand, i.e. EUR 833 thousand).
2.	Member of the board and executive chairman from 13 January 2015.
3.	Executive director since 16 January 2015.
4.	Ceased to be a director due to his death on 9 September 2014.
5.	Ceased to be a director on 12 January 2015.
6.	Figure includes remuneration for service until cessation as a director on 30 June 2015.

(iii) Variable remuneration

The board approved the Bonus and the LTI of the Group executive chairman, the former chief executive officer and the other executive directors, at the proposal of the remuneration committee, which has taken into account the standards referred to in paragraph (i) above and the conclusions of the remuneration risk evaluation committee7.

Calculation methodology

A) Determination of the individual Bonus for executive directors

The methodology for calculating the 2015 Bonus for executive directors was determined based on the 2015 benchmark bonus, with the following fine-tuning:

•	For Ms Ana Botín-Sanz de Sautuola y O´Shea, the benchmark used was the 2014 benchmark set for the Group chairman.

•	For Mr José Antonio Álvarez Álvarez and Mr Rodrigo Echenique Gordillo the benchmark used was that approved with the occsion of their respective appointments as chief executive officer and executive chairman of the Group.

The 2015 Bonus was determined based on certain quantitative metrics as well as additional qualitative factors.

Quantitative metrics

The quantitative metrics are as follows:

•	Average NOP compared to that budgeted for 2015, which comprises 75% of the Bonus, adjusted according to growth over the prior year, and

•	The Rorwa obtained in 2015, compared to the budgeted amount, which determines the remaining 25%.

Grupo Santander attributed net ordinary profit (75% weighting): 93.4% of the budget for 2015 including the extraordinary impact of Pay Protection Insurance (PPIs) in the UK and other one-offs.

The RoRWA (weighting of 25%) of the Group was 99.9% of the budget for 2015.

Modifier by growth compared to the previous year: 2015 NOP increased by 13% compared to 2014, and therefore a modifier of +5% was applied.

Additional qualitative factors (positive and negative)

(1) Appropriate risk management and efficient consumption of capital

The remuneration risk evaluation committee (RREC) is the body entrusted with evaluating the risks and controls of the Group as a whole and of the business divisions, and with the proposal of the corresponding adjustment to the remuneration committee.

7.	This committee is made up of members of senior management who are also divisional managers of the Group’s control areas (including risk, internal audit, compliance, general secretariat and human resources, financial management, audit and management control) and are directly related to the process of generating financial information. Their duties consist of assessing the impact on the objectives associated with variable remuneration of the management of risks (losses, liquidity, capital or concentration) as well as the quality and recurrence of results and the general compliance and control environment.

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In its assessment, the RREC took into consideration the following factors, among others:

•	Management of the risk appetite model, level and disclosure of excesses.

•	The general control environment in accordance with internal regulations and Group standards.

•	The degree of compliance with internal and external regulations, and observations made by regulators and supervisory bodies.

•	Prudent and efficient liquidity and capital management.

•	Volatility of earnings in the year compared to budgets and strategic targets.

The result of the Group assessment was +1.5% (percentage points).

(2) Benchmarking of results against competing institutions

A comparison was made between the results of the consolidated Group and those of a peer group. To assess variable remuneration in 2015 a peer group was set up comprising the following entities: UniCredito, Lloyds, BNP Paribas, Intesa SanPaolo, Bank of America, Deutsche Bank, UBS, Société Générale, Citigroup, BBVA, ING, HSBC, Wells Fargo, Itaú-Unibanco, JP Morgan, Standard Chartered and Barclays.

The result of the assessment of this factor is a neutral adjustment of 0% (percentage points).

(3) Benchmarking of customer satisfaction against competing institutions

A comparison was formed based on local customer satisfaction surveys. These surveys are taken in the principal markets in which the Group does business.

The result of this evaluation is +1.9% (percentage points).

(4) Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors

An assessment was carried out on the most noteworthy aspects of the Group’s management during the year, taking into account that the general performance was as expected and in line to reach its long-term goals.

No positive or negative adjustments have been determined for this factor.

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Result of the calculations

The result of aggregating the weighted quantitative results as applicable (75% or 25%) and of the qualitative factors is as follows: 103.4%

Such percentage, applied to the sum of the individual benchmark bonuses stated above, has been used to determine the total maximum bonus applicable to the sum of the individual bonuses of executive directors.

The bonus immediately payable or payable in the short term, 40% of the total bonus, is as follows:

Thousands of euros	In the short term 2015 (40%)			In the short term 2014 (40% of total)
	Cash	Shares	Total short	Cash	Shares	Total short
Executive directors	(20%)	(20%)[6]	term	(20%)	(20%)	term
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]	840	840	1,680	752	752	1,504
Mr José Antonio Álvarez Álvarez[2]	558	558	1,116	—	—	—
Mr Rodrigo Echenique Gordillo[3]	414	414	828	—	—	—
Mr Matías Rodríguez Inciarte	573	573	1,146	574	574	1,148
Mr Javier Marín Romano[4]	—	—	—	793	793	1,586
Mr Juan Rodríguez Inciarte[5]	220	220	440	445	445	890

Total	2,605	2,605	5,210	2,564	2,564	5,128

1.	The amounts in euros appearing in the right side of this table above for 2014 include the Bonus arising from her duties as chief executive of Santander UK (EUR 884 thousand, EUR 442 thousand in cash and EUR 442 thousand in shares) and the portion corresponding to her duties as Group chairman (EUR 620 thousand, EUR 310 thousand in cash and EUR 310 thousand in shares).
2.	Member of the board and chief executive from 13 January 2015.
3.	Executive director since 16 January 2015.
4.	Ceased to be a director on 12 January 2015.
5.	Figure includes bonuses payable immediately or in the short term until cessation as a director on 30 June 2015. The portion corresponding to variable remuneration for duties as senior executive vice-president from 1 July is included in the corresponding section.
6.	The amounts payable immediately in shares in the table above correspond to 656,147 Banco Santander shares.

The deferred portion of 2015 variable remuneration, the receipt of which is conditional on staying with the Group and none of the circumstances described in section (i) above occurring, will be paid, where applicable in 2017, 2018, 2019, 2020 and 2021, as follows:

Thousands of euros	Deferred in 2015 (60%)			Deferred in 2014 (60%)
	Cash	Shares	Total	Cash	Shares	Total
Executive directors	(30%)	(30%)[6]	deferred	(30%)	(30%)	deferred
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]	1,260	1,260	2,520	1,129	1,129	2,258
Mr José Antonio Álvarez Álvarez[2]	838	838	1,676	—	—	—
Mr Rodrigo Echenique Gordillo[3]	620	620	1,240	—	—	—
Mr Matías Rodríguez Inciarte	860	860	1,720	860	860	1,720
Mr Javier Marín Romano[4]	—	—	—	1,190	1,190	2,380
Mr Juan Rodríguez Inciarte[5]	330	330	660	667	667	1,334

Total	3,908	3,908	7,816	3,846	3,846	7,692

1.	The amounts in euros appearing in the right side of this table for 2014 include the Bonus arising from her duties as chief executive of Santander UK (EUR 1,328 thousand, EUR 664 thousand in cash and EUR 664 thousand in shares) and the portion corresponding to her duties as Group chairman (EUR 930 thousand, EUR 465 thousand in cash and EUR 465 thousand in shares).
2.	Member of the board and chief executive from 13 January 2015.
3.	Executive director since 16 January 2015.
4.	Ceased to be a director on 12 January 2015.
5.	Figure includes bonus payable immediately or in the short term until cessation as a director on 30 June 2015. The portion corresponding to variable remuneration for duties as senior executive vice-president from 1 July is included in the corresponding section.
6.	The amounts deferred in shares in the table above correspond to a total of 984,221 Banco Santander shares.

The total number of shares indicated in the footnotes to the above tables is within the maximum limit of 2,291,614 shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 27 March 2015, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to 26 January 2015 (the date on which the board approved the Bonus for the executive directors of the Bank for 2015), which was EUR 3.971 per share.

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B) Determination of the Approved LTI Amount for executive directors

The application of the rules indicated in compliance with approved policy as described in point i) above, is as follows:

a) 2015 EPS compared to the budget was 84.6%.

b) 2015 RoTE compared to the budget was 85.2%.

The application of these scales throws up rates of 91% and 92%, for EPS and ROTE, respectively, resulting in an Approved LTI amount of 91.50% of the (maximum) established benchmark.

The share price applied, corresponding to the 15 stock market sessions prior to 26 January 2016 -the date on which the 2015 Bonus for executive directors was approved by the board, is EUR 3.971 per share. The accrual and final amount of the Approved LTI amount are linked to the degree of compliance with the multiyear targets defined by the plan and other conditions described in point (i) above, and could be zero. If all objectives are met, and the condition of remaining in the Group is complied with and none of the circumstances described in section 2.3.2 (i) above occur, the maximum number of shares corresponding to each executive director and the estimated fair value of this variable remuneration would be as follows:

Thousands of euros
	Maximum
	number
	of shares	Fair value[1]
Ms Ana Botín-Sanz de Sautuola y O’Shea	184,337	512
Mr José Antonio Álvarez Álvarez	124,427	346
Mr Rodrigo Echenique Gordillo	92,168	256
Mr Matías Rodríguez Inciarte	143,782	400
Mr Juan Rodríguez Inciarte[2]	50,693	141

Total	595,407	1,655

1.	Fair value estimate at the date on which the maximum number of shares corresponding to the plan was determined based on estimates made by an independent third party (Willis Towers Watson report of July 2015).
2.	Figure includes the LTI for service until cessation as a director on 30 June 2015. The portion corresponding to LTI for duties as senior executive vice-president from 1 July is included in the corresponding section.

The total number of shares indicated is within the maximum limit of 931,755 shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 27 March 2015, and has been calculated on the basis of said listing price of EUR 3.971 per share.

C) Ratio of variable to fixed components of remuneration in 2015

Shareholders at the general shareholders’ meeting of 27 March 2015 approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.

The following table shows the percentage of variable components of total remuneration compared to fixed components for each executive director in 2015:

%	Variable components / fixed components
Executive directors
Ms Ana Botín-Sanz de Sautuola y O’Shea	109%
Mr José Antonio Álvarez Álvarez	56%
Mr Rodrigo Echenique Gordillo	121%
Mr Matías Rodríguez Inciarte	141%
Mr Juan Rodríguez Inciarte[1]	71%

1.	Ceased to be a director on 30 June 2015.

For these purposes:

•	The variable components of remuneration include the Bonus, the LTI and, if applicable, the portion of contributions to the benefits system that are calculated on the variable remuneration of the related director.

•	The fixed components of remuneration include the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits system calculated based on fixed remuneration, as well as all bylaw-stipulated emoluments that the related director is entitled to receive in his capacity as such.

The chart below shows the evolution of total remuneration of directors with executive duties against attributable net profit.

*	Remuneration data of executive directors and attributed net profit in millions of euros.

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(iv) Main features of the benefit plans

In 2012, within the framework of the actions taken by the Group to reduce the risks arising from maintaining defined benefit pension commitments towards certain employees, which gave rise to an agreement with worker representatives to transform the defined benefit obligations arising from the collective bargaining agreements into defined contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management (the senior executives) with defined benefit pension commitments were amended to transform them into a defined contribution system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement, expressly excluding any obligation of the Bank to executive directors other than the conversion of the previous system into the new benefits system that took place in 2012 and, if applicable, the making of the annual contributions described below8.

In the case of pre-retirement and until the retirement date, executive directors who have not exercised the option to receive their pensions in the form of equity have the right to receive an annual allotment.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system9.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to executive directors or senior executives who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined contribution system indicated in footnote8 of this report.

The terms of the benefits system govern the impact of the deferral of variable remuneration calculated in the payment of the benefits covered by the system upon retirement, as well as the retention in shares of benefits arising therefrom, if applicable.

The balance in the benefits system corresponding to each of the executive directors at 31 December 2015 is as follows:

Thousands of euros
Ms Ana Botín-Sanz de Sautuola y O’Shea	41,291
Mr José Antonio Álvarez Álvarez	14,167
Mr Rodrigo Echenique Gordillo[1]	14,623
Mr Matías Rodríguez Inciarte	47,745
Mr Juan Rodríguez Inciarte[2]	—

Total[1]	117,826

1.	Mr Rodrigo Echenique is not part of the defined-contribution pension scheme described above. However, as he is an executive director, he is included in the tables for rights to which he was entitled before his appointment as such.
2.	Ceased to be a director on 30 June 2015 and on 1 January 2016 as senior executive vice-president, retaining his pension rights, which at 31 December 2015 amounted to EUR 14,188 thousand.

The Group also has pension obligations to other directors amounting to EUR 2.5 million (EUR 18 million at 31 December 2014). The variation is the result of the inclusion of the balance corresponding to Mr Rod-rigo Echenique in the information on executive directors, although, as explained previously, this balance corresponds to pension rights obtained prior to his appointment as executive director. The payments made in 2015 to the members of the board entitled to post-employment benefits amounted to EUR 1,2 million (EUR 1.2 million in 2014). Of this latter amount (EUR 959 thousand), EUR 909 thousand correspond to Mr Rodrigo Echenique.

The contract with Mr Echenique after his appointment as executive director does not provide for any obligation for Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

8.	As provided in the contracts of the executive directors and members of senior management prior to the change, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e. in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.
9.	In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

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Lastly, the contracts of executive directors who had not exercised the option referred to above prior to converting the defined-benefit pension obligations into the current benefits system include a supplementary benefit regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognised in 2015 for retirement pensions and supplementary benefits (surviving spouse, child benefits, and permanent disability) were EUR 6,312 thousand (EUR 4,984 thousand in provisions for 2014), as broken down below.

Thousands of euros
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,302
Mr José Antonio Álvarez Álvarez	2,677
Mr Rodrigo Echenique Gordillo	—
Mr Matías Rodríguez Inciarte	—
Mr Javier Marín Romano[1]	484
Mr Juan Rodríguez Inciarte[2]	849

Total	6,312

1.	Ceased to be a director on 12 January 2015.
2.	Ceased to be a director on 30 June 2015.

2.3.3 Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all remuneration received by the Bank’s directors who represent the Bank on the boards of directors of companies in which the Bank has an interest and which relates to appointments made after 18 March 2002, will accrue to the Group. The directors of the Bank did not receive remuneration from this type of representation in 2015, 2014 or 2013.

Mr Matías Rodríguez Inciarte received a total of EUR 42 thousand in 2015 in his role as non-executive director of U.C.I., S.A. (EUR 42 thousand in 2014).

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2.4 Individual remuneration of directors for all items in 2015

The detail, by Bank director, of remuneration payable in the short term (or immediately) in 2015 and 2014 is provided below. The Annex to this report contains disclosures on the shares delivered in 2015 by virtue of the deferred remuneration schemes in place in previous years, the conditions for delivery of which were met in the corresponding years.

Thousands of euros
	Bylaw-stipulated emoluments
	Annual allotment
						Risk supervision,
		Executive	Audit	Appointments	Remuneration	regulation and
Executive Directors	Board	committee	committee	committee	committee	compliance committee
Ms Ana Botín-Sanz de Sautuola y O’Shea
Chief Executive Officer of Santander UK	—	—	—	—	—	—
Group executive chairman	85	170	—	—	—	—
Mr José Antonio Álvarez Álvarez[1]	85	170	—	—	—	—
Mr Rodrigo Echenique Gordillo[2]	85	170	—	—	—	—
Mr Matías Rodríguez Inciarte	85	170	—	—	—	—
Mr Guillermo de la Dehesa Romero	113	170	—	24	24	40
Mr Bruce Carnegie-Brown[3]	374	170	—	24	24	40
Mr Ignacio Benjumea Cabeza de Vaca[4]	24	47	—	7	7	10
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea[5]	85	—	—	—	—	—
Ms Sol Daurella Comadrán[6]	85	—	—	24	24	—
Mr Carlos Fernández González[7]	85	—	40	24	—	40
Ms Esther Giménez-Salinas i Colomer	85	—	—	—	—	—
Mr Ángel Jado Becerro de Bengoa	85	—	40	24	24	40
Ms Belén Romana García[8]	2	—	1	—	—	—
Ms Isabel Tocino Biscarolasaga	85	170	40	—	24	40
Mr Juan Miguel Villar Mir	85	—	40	—	—	40
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos[9]	—	—	—	—	—	—
Mr Fernando de Asúa Álvarez[10]	43	20	5	3	3	5
Ms Sheila Bair[11]	64	—	—	—	—	30
Mr Vittorio Corbo Lioi[12]	—	—	—	—	—	—
Mr Javier Marín Romano[13]	3	6	—	—	—	—
Mr Abel Matutes Juan[14]	11	—	5	3	—	—
Mr Juan Rodríguez Inciarte[15]	42	—	—	—	—	—

Total 2015	1,612	1,266	169	131	128	282

Of which are current directors	1,448	1,240	159	125	125	247

Total 2014	1,347	1,310	131	57	57	18

1.	Appointed chief executive on 13 January 2015. Remuneration as executive vice-president in 2014 is included in section 3 of this report.
2.	Executive director since 16 January 2015.
3.	Appointed director with effect from 12 February 2015.
4.	Appointed director with effect from 21 September 2015. Remuneration as executive vice-president received prior to that date is included in section 3 of this report.
5.	All amounts received were reimbursed to Fundación Marcelino Botín.
6.	Appointed director with effect from 18 February 2015.
7.	Appointed director with effect from 12 February 2015.
8.	Appointed director with effect from 22 December 2015.
9.	Ceased to be a director due to his death on 9 September 2014.
10.	Ceased to be a director on 12 February 2015
11.	Ceased to be a member of the board on 1 October 2015.
12.	Ceased to be a member of the board on 24 July 2014.
13.	Ceased to be a member of the board and chief executive on 12 January 2015.
14.	Ceased to be a member of the board on 18 February 2015.
15.	Ceased to be a member of the board on 30 June 2015 and chief executive on 1 January 2016. Remuneration between that date and the date of cessation as executive vice-president (1 January 2016) is included in section 3 of this report.
a.	Includes life insurance and medical insurance costs borne by the Group relating to Bank directors.

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2015								2014
		Short term remuneration of executive directors
			Variable - immediate
Attendance fees			payment
	Other
	attendance					Other
Board	fees	Fixed	In cash	In shares	Total	remuneration[a]	Total	Total
								—
—	—	—	—	—	—	—	—	3,010
53	—	2,500	840	840	4,180	396	4,884	1,453
48	38	2,000	558	558	3,116	1,468	4,925	—
51	88	1,500	414	414	2,328	26	2,748	526
53	132	1,710	573	573	2,856	169	3,465	3,484
53	49	—	—	—	—	—	473	436
35	33	—	—	—	—	—	700	—
10	32	—	—	—	—	242	379	—
35	—	—	—	—	—	—	120	110
38	12	—	—	—	—	—	183	—
31	34	—	—	—	—	—	254	—
48	—	—	—	—	—	—	133	121
53	161	—	—	—	—	—	427	152
2		—	—	—	—	—	5	—
53	178	—	—	—	—	—	590	485
48	33	—	—	—	—	—	246	105
—	—	—	—	—	—	—	—	1,129
10	27	—	—	—	—	—	116	645
31	12	—	—	—	—	—	137	129
—	—	—	—	—	—	—	—	56
—	—	165	—	—	165	47	221	3,934
8	5	—	—	—	—	—	32	183
38	61	600	220	220	1,040	153	1,334	2,484

701	894	8,475	2,605	2,605	13,685	2,501	21,372	—

614	789	7,710	2,385	2,385	12.480	2,301	19,532

484	873	8,065	2,564	2,564	13,193	884	—	18,354

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An individual breakdown of the deferred (or long term) remuneration of the executive directors, the receipt of which is conditional upon remaining with the Group, the non-occurrence of malus clauses and, for the LTI, full compliance with the stated objectives (or minimum thresholds thereof, with the subsequent reduction in the Approved LTI amount), under the terms applied in section 2.3.2 (i) above, is shown below. The remunerations shown in the table below correspond to the maximum amount of the deferred bonus approved by the board as remuneration for the year, regardless of the year of payment and the amount which may ultimately be paid to the directors under the agreed-upon deferred remuneration scheme. Also, figures for 2015 include the estimated fair value of the long-term incentive (LTI), regardless of the year of payment and the amount which may ultimately be paid under the agreed-upon deferred remuneration scheme.

Thousands of euros
	2015				2014
	Long-term salary remuneration
	Variable deferred payment[1]
Consejeros ejecutivos	In cash	In shares	LTI[2]	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea
Chief Executive Officer of Santander UK	—	—	—	—	1,468
Group executive chairman	1,260	1,260	512	3,032	930
Mr José Antonio Álvarez Álvarez	838	838	346	2,022	—
Mr Rodrigo Echenique Gordillo	620	620	256	1,496	—
Mr Matías Rodríguez Inciarte	860	860	400	2,120	1,890
Mr Javier Marín Romano	—	—	—	—	2,527
Mr Juan Rodríguez Inciarte	330	330	141	801	1,454
Total 2015	3,908	3,908	1,655	9,471	—

Total 2014	3,846	3,846	577	—	8,269

1.	Maximum amount receivable over five years: 2017, 2018, 2019, 2020 and 2021 subject to continued service, with the exceptions provided for and the non-applicability of malus clauses.
2.	Estimated fair value at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods. For more information, see Note 47 to the Annual Financial Statements.

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2.5 Director remuneration policy for 2016, 2017 and 2018 that is submitted to a binding vote of the shareholders

A) Introduction

i) Principles of the remuneration policy:

a) Remuneration of directors in their capacity as such

Remuneration of directors in their capacity as such will be based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances that the board may take into account.

b) Remuneration of executive directors

The principles of the remuneration policy for the performance of executive duties are as follows:

•	Remuneration must be compatible with rigorous risk management, without favouring an inappropriate assumption thereof, and must be in line with the interests of the shareholders, fostering the long-term creation of value.

•	Fixed remuneration must represent a significant proportion of total compensation.

•	Variable remuneration must compensate directors’ performance in achieving the Group’s objectives.

•	The overall remuneration package and the structure thereof must be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors.

ii) System for the remuneration of directors in their capacity as such:

The director remuneration system is regulated by article 58 of the Bylaws of Banco Santander and article 28 of the Rules and Regulations of the Board. Pursuant to such system, the remuneration of the directors in their capacity as such will consist of a fixed annual amount determined by the shareholders, which shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such reduction appropriate. This remuneration will have two components: (a) annual allotment and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board itself, membership on the various committees and attendance at committee meetings and any other objective criteria.

In addition, the company will obtain a civil liability insurance policy for its directors upon customary terms that are proportionate to the circumstances of the company, and the directors may be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system tied to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting.

Independently of the directors’ right to receive remuneration in their capacity as such, they are also entitled to receive other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be deemed appropriate in consideration for the performance of other duties in the company, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as members of the board.

iii) Remuneration of executive directors:

For the performance of executive duties, executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the company for insurance premiums or contributions to savings schemes) which, following a proposal from the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law.

B) Remuneration of directors for 2016

1. Remuneration of directors in their capacity as such

In 2016, the directors, in their capacity as such, shall continue to receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to EUR 6 million as authorised by the shareholders at the 2015 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2016 general shareholders’ meeting), with two components:

(i)	annual allotment; and

(ii)	attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be determined by the board of directors under the terms set forth in section A (ii) above.

In addition, as stated in the description of the director remuneration system, in 2016 the company will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the company.

2. Remuneration of directors for the performance of executive duties

2.1 Fixed components of remuneration

2.1.1 Gross annual salary

At the proposal of the committee, the board approved the following amounts as gross annual salary for executive directors in 2016:

Thousands of euros	2016	2015	Chg (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,500	2,500	0%
Mr José Antonio Álvarez Álvarez[1]	2,000	2,000	0%
Mr Rodrigo Echenique Gordillo[2]	1,500	1,500	0%
Mr Matías Rodríguez Inciarte	1,710	1,710	0%

1.	At its meeting of 25 November 2014, the board of directors appointed Mr José Antonio Álvarez Álvarez as chief executive officer to replace Mr Javier Marín Romano. Mr José Antonio Álvarez Álvarez took office as director on 13 January 2015, with Mr Javier Marín Romano withdrawing from the position effective 12 January 2015.
2.	Executive director since 16 January 2015.

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2.1.2 Other fixed components of remuneration

(i)	Benefits systems: defined contribution plans (see section D below)[10].

(ii)	Company benefits: executive directors will also receive certain company benefits such as life insurance premiums, medical insurance, company vouchers and, as the case may be, allocating earnings from loans granted under employee conditions in accordance with the normal policy established by the Bank for senior management. Information in addition to this project is included in section D) below.

2.2 Variable components of remuneration

The variable remuneration policy11 for executive directors for 2016, which was approved by the board at the proposal of the remuneration committee, is based on the principles of the remuneration policy described in section A above.

The variable remuneration4 of the executive directors is combined in one single amount, that of the previous bonus and LTI, thereby simplifying its structure and aligning it with the company’s long-term sustainability and the interests of its shareholders.

It consists of a single incentive linked to the achievement of short and long term objectives, structured as follows: subject to compliance with the short term objectives described in section (ii) below.

•	The final amount of the incentive will be determined at the start of the following year (2017) based on the benchmark amount and

•	40% of the resulting incentive shall be paid immediately and the remaining 60% shall be deferred in equal parts over five years, as follows:

•	The payment of the amount deferred over the first two years, payable in the two following years, 2018 and 2019, shall be conditional upon none of the malus clauses described in section (v) being triggered.

•	The amount deferred over the next three years (36% of the total), payable in 2020, 2021 and 2022, shall be conditional not only upon the aforementioned malus clauses not being triggered but also upon the achievement of the long term objectives described in section (iv) (deferred incentive subject to long-term performance objectives).

The structure of the new incentive can be illustrated as follows (incentive for 2016):

10.	As stated in section D below, contributions to the benefits systems for some executive directors include both fixed components and variable components.
11.	As shown in section D below, the contribution to pension systems for two executive directors includes both fixed and variable components, which are part of the total variable remuneration.

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The variable components of executive directors’ total remuneration for 2016 must not exceed a limit of 200% of the fixed components, which must be authorised at the general shareholders’ meeting.

(i) Benchmark incentive

2016 variable remuneration for executive directors shall be determined based on a standard benchmark bonus conditional on compliance with 100% of the established targets. The benchmark for 2016 has been set aggregating the following components:

•	The 2015 benchmark incentive.

•	The long-term benchmark incentive for 2015 (20% of the previous amount).

At the proposal of the committee, the board of directors has factored in the following:

•	The variable remuneration structure has been simplified by combining the bonus and LTI in a single incentive.

•	A higher weighting is given to long-term objectives in total variable remuneration, as these will represent up to 36% of the new incentive.

•	More efficient combination of the short and long term objectives as meeting the short term objectives will determine the maximum long-term amount and this may only be reduced, never increased.

(ii) Setting the final incentive based on results for the year

Based on the scheme described, 2016 variable remuneration for executive directors shall be set on the basis of the following key factors:

•	A group of short term quantitative metrics measured against annual objectives.

•	A qualitative assessment supported by accredited evidence which cannot adjust the quantitative result by more than 25% upwards or downwards.

•	An exceptional adjustment that must be supported by substantiated evidence and that may result in amendments deriving from deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

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The quantitative metrics, qualitative assessment factors and weightings are as follows:

Category & weight	Quantitative metrics	Qualitative assessment
	• Customer satisfaction rankings	• Effective development of the franchise
Customers (15%)	• Number of loyal customers • Number of digital customers	• Compliance with adequate sales and loyalty conduct

Employees (10%)	• Results of commitment survey	• Evidence of a strong Simple, Personal & Fair culture

Society (5%)	• Santander Universities programme	• Support for the society of the future • Effective risk appetite management

Shareholders (70%)

• Effective risk appetite management

	• Non-Performing Loans	• Reinforcing culture and risk control
Risks (10%)	• Cost of lending ratio	• Operational risk management
• Progress towards risk management Pillar II
• Management of regulatory changes affecting capital
Capital (10%)	• Target capital ratio
	• Risk Weighted Assets (RWA) cap	• Effective capital management in business decisions
• Progress in the capital plan to achieving Pillar III objectives

Profitability (50%)	• Net ordinary profit (NOP)[12]	• Growth compared to the prior year allowing for market environment and competitors
• Sustainable profits and capital management
	• RoRWA: return on risk weighted assets	• Cost management
• Effective capital allocation

Lastly, and as additional conditions, in determining the incentive, it will be verified whether or not the following circumstances occurred:

•	If the Group’s NOP for 2016 is less than 50% of the NOP for 2015, the incentive would in no case exceed 50% of the benchmark incentive for 2016.

•	If the Group’s NOP is negative, the incentive would be zero.

(iii) Form of payment of the incentive:

The variable remuneration is paid 50% in cash and 50% in shares, part in 2017 and the deferred portion over five years and subject to long-term metrics, as follows:

a)	40% of the incentive is paid in 2017 net of taxes, half in cash and half in shares.

b)	60% is paid, if applicable, in equal parts in 2018, 2019, 2020, 2021 and 2022 net of taxes, half in cash and half in shares, subject to the conditions stipulated in section (v) below.

The last three payments shall also be conditional on the long-term objectives described in section (iv) below.

The portion paid in shares may not be sold until one year has elapsed from delivery thereof.

(iv) Deferred performance-based incentive

As mentioned, the amounts deferred in 2020, 2021 and 2022 shall be conditional upon, in addition to the terms described in section (v), compliance with the Group’s long-term objectives for 2016-2018. The long-term metrics, which may only reduce the deferred amounts, and number of deferred shares are as follows:

(a)	Compliance with Banco Santander’s consolidated EPS per share growth target in 2018 vs 2015. The EPS ratio relating to this target is shown in the table below:

EPS growth 2018
(% vs 2015)	“EPS ratio”
> 25%	1
< 0% but < 25%	0–1	*
< 0%	0

*	Straight-line increase in the EPS Ratio based on the specific growth percentage of 2018 EPS growth with respect to 2015 EPS within this bracket of the scale.

(b)	Relative performance of the total shareholder return (“TSR”) of the Bank in 2016-2018 compared to the weighted TSRs of a peer group comprising 35 credit institutions (the “Peer Group”), applying the appropriate TSR ratio according to the Bank’s TSR within the Peer Group.

12.	For this purpose, NOP is net ordinary attributable profit, adjusted up or down for transactions whose impact the board of directors deems to be unrelated to the performance of the executives evaluated, considering to this end any extraordinary capital gains, corporate transactions, special write-offs and accounting or legal adjustments that may take place over the course of the year.

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Ranking of Santander’s TSR	“TRS ratio”
Above the 66th percentile	1
Between the 33rd and 66th percentile	0-1	*
Lower than the 33rd percentile	0

*	Proportional increase in the TRS ratio according to the number of positions moved up in the ranking within this line of the scale.

TSR13 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

The Peer Group will consist of the following entities: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo, Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M&T Bank Corp, Keycorp, Fifth Third Bancorp, BB&T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Poland and mBank.

(c)	Compliance with the common equity tier 1 (“CET1”) fully loaded ratio set for 2018 (higher than 11% at 31 December 2018). If this objective is met, a CET1 ratio of 1 shall be assigned to this metric, otherwise the CET1 ratio will be 0. To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2018 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

(d)	Compliance with Grupo Santander’s underlying return on risk-weighted assets (“RoRWA”) growth target for 2018 measured against 2015. The RoRWA ratio shall be obtained based on the following table:

RoRWA growth in 2018 vs 2015 (basis points difference)	“RoRWA ratio”
> 20%	1
> 10% but < 20%	0.5 – 1	*
< 10%	0

*	Straight-line increase in the RoRWA ratio according to the specific growth percentage of 2018 RoRWA with respect to 2015 RoRWA within this line of the scale.

To determine the annual amount of the deferred incentive tied to performance, corresponding, if applicable to each executive director in 2020, 2021 and 2022 (each of these payments a “Final Annuity”) and without prejudice to any adjustment deriving from the malus clauses, the following formula shall be applied:

Final annuity = Amt. x (0.25 x A + 0.25 x B + 0.25 x C + 0.25 x D)

where,

•	“Amt.” is one third of the incentive amount deferred conditional on performance (i.e. Amt. will be 12% of the total incentive set in early 2017).

•	“A” is the EPS ratio thrown up by the scale in section (a) above, according EPS growth in 2018 vs 2015.

•	“B” is the TSR ratio thrown up the scale in section (b) above according to the relative performance of TSR in 2016-2018 vs the peer group.

•	“C” is the CET1 ratio according to compliance with the CET1 target ratio described in section (c) above.

•	“D” is the RoRWA ratio deriving from the scale in section (d) above according to the level of RoRWA growth in 2018 vs 2015.

13.	TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2016 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2019 (exclusive) (to calculate the final value).

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(v) Other incentive terms

(a)	Continuity and applicable malus clauses

In addition to the continuity of the beneficiary within the Group14, the accrual of the deferred remuneration (performance-linked or otherwise) is conditional upon none of the following circumstances arising, in the opinion of the board of directors, at the proposal of the remuneration committee, during the period before each delivery under the terms of the Group’s malus policy.

1.	Poor financial performance of the Group;

2.	Violation by the beneficiary of internal regulations, particularly those relating to risks;

3.	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

4.	Significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, will determine the specific amount of the deferred portion of the incentive.

(b)	Other rules applicable to the incentive

The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

2.3 Holding shares

Following a proposal submitted by the remuneration committee, the board of directors approved a share holding policy aimed at strengthening the alignment of executive directors with shareholders’ long-term interests.

According to this policy, each executive director active on 1 January 2016 shall have five years in which to demonstrate that his/her personal assets include an investment in the Bank’s shares equivalent to twice the net tax amount of his/her gross annual salary at the same date. If an executive director is appointed after that date, the five year term shall commence on his/her joining date. Once this level of investment has been obtained, it must be maintained while the executive director continues to perform this function.

The share holding policy also reflects the executive directors’ commitment to maintaining a significant personal investment in the Bank’s shares while they are actively performing their duties within the Group.

C) REMUNERATION OF DIRECTORS FOR 2017 AND 2018

1. Remuneration of directors in their capacity as such

In 2017 and 2018, the directors, in their capacity as such, shall receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to EUR 6 million as authorised by the shareholders at the 2015 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2016 general shareholders’ meeting), unless the shareholders approve a higher amount. According to the remuneration system, the components of the remuneration shall be:

(a)	Annual allotment; and

(b)	Attendance fees.

The specific amount corresponding to the above items for each of the directors and the form of payment will be determined by the board of directors, which will take into account, respectively, (a) the duties performed by each director within their own decision-making body and their membership on various board committees, (b) attendance at meetings of the board and, if applicable, of the committees to which the director belongs, and (c) any other objective criteria.

In addition, in 2017 and 2018 the company will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the company.

Independently of the directors’ right to receive remuneration in their capacity as such, they are also entitled to receive other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the remuneration committee and upon resolution by the board of directors, may be deemed appropriate in consideration for the performance of other duties in the company, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as directors.

2. Remuneration of directors for the performance of executive duties

Remuneration of executive directors shall conform to principles similar to those applied in 2016, as described below.

2.1 Fixed components of remuneration

2.1.1 Gross annual salary

The gross annual salary for executive directors shall be the amount established by the board, at the proposal of the remuneration committee, that is consistent with the level of responsibility within the Bank such that it favours the retention of key professionals and attracts the best talent and such that the amount represents a significant proportion of their total compensation.

14.	When the relationship with Banco Santander or another entity of Grupo Santander is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to Grupo Santander, as well as in those cases of mandatory redundancy, the right to receive the incentive shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity leave, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of Grupo Santander (including through international assignment and/or expatriation), there shall be no change in the rights thereof. If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount of the incentive in advance. If the beneficiary or the successors thereof maintain the right to receive the deferred amount of the incentive, it shall be delivered within the periods and under the terms provided in the rules for the plans.

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The annual gross fixed remuneration may be revised each year depending on the criteria approved at each moment by the remuneration committee. The maximum increase for the 2017 and 2018 fiscal years for each executive director may not exceed 3% of his or her annual gross salary for the 2016 or 2017 fiscal year, as the case may be. Nonetheless, this increase may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, particularly, their variable remuneration in view of the functions they perform, without these increases possibly leading to an increase in the total remuneration of the mentioned directors for this reason. In the event this circumstance occurs, it will be described in the corresponding remuneration committee report and in the annual report on board member remuneration that is put to an advisory vote each year at the general shareholders’ meeting.

2.1.2 Other fixed components of remuneration

(i)	Benefits systems: defined contribution plans (see section D below).

(ii)	Social welfare benefits: Executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance, company store vouchers and, if applicable, the allocation of remuneration for employee loans, all on market terms.

2.2 Variable components of remuneration

The variable remuneration policy for executive directors for 2017 and 2018 shall be based on principles similar to those of 2016, as described below:

•	Variable remuneration executive directors include an incentive to be received partly in cash and partly in shares, while deferring collection of a portion thereof for at least five years; and a portion of the deferred incentive conditional upon meeting the long-term objectives that may only reduce its amount[15].

•	Variable remuneration limits. The variable components of executive directors’ total remuneration for 2017 and 2018 must not exceed a limit of 200% of the fixed components.

(i) Setting the incentive

The 2017 and 2018 variable remuneration for executive directors shall be determined based on a benchmark incentive approved for each year which takes into account:

•	A group of short term quantitative metrics measured against annual objectives. These metrics will be aligned with the Group strategic plan and include shareholder return targets, risk objectives, capital, customers and employees. The metrics may be measured at Group level, and, where applicable, at division level if the executive director is responsible for managing a specific business division. The results of each metric may be compared to both the budget established for the financial year as well as to growth compared to the prior year.
•	A qualitative assessment supported by accredited evidence which cannot adjust the quantitative result by more than 25% upwards or downwards. The qualitative assessment shall be performed on the same categories as the quantitative metrics, including shareholder returns, risk and capital management, customers and employees.

•	Potential exceptional adjustments that must be supported by clear evidence and that may result in amendments deriving from deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

The quantitative metrics, qualitative assessment and potential extraordinary adjustments will ensure that the main objectives are considered from the perspective of different stakeholders, a suitable balance between quantitative metrics and qualitative assessment, and that the importance of risk and capital management is factored in.

Additionally, in determining the incentive it will be verified whether or not the following circumstances have occurred:

•	If the quantitative metrics linked to profit do not reach a certain compliance threshold, the incentive may not be greater than 50% of the benchmark incentive for the corresponding year.

•	If the results of the metrics linked to profit are negative, the incentive shall be zero.

(ii) Form of payment of the incentive:

(1) For the 2017 incentive

A minimum of 50% of the incentive shall be paid in shares and the remaining amount in cash, part in 2018 and a part deferred for at least five years, as follows:

•	40% of the incentive will be paid in 2018.

•	60% of the incentive will be paid in 2019, 2020, 2021, 2022 and 2023, in equal parts and the three last years shall be conditional on the achievement of long-term objectives that can only reduce the amount payable.

(2) For the 2018 incentive

A minimum of 50% of the incentive shall be paid in shares and the remaining amount in cash, part in 2019 and a part deferred for at least five years, as follows:

•	40% of the incentive will be paid in 2019.

•	60% of the incentive will be paid in 2020, 2021, 2022, 2023 and 2024, in equal parts and the three last years shall be conditional on the achievement of long-term objectives that can only reduce the amount payable.

15.	As shown in section D below, the contribution to pension systems for two executive directors includes both fixed and variable components, which are part of the total variable remuneration.

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(iii) Deferred performance-based incentive

For the 2017 incentive, the amounts deferred in 2021, 2022 and 2023 shall be conditional upon, in addition to the terms described in section (iv), compliance with the Group’s long-term objectives for at least the period 2017-2019. For the 2018 incentive, the amounts deferred in 2022, 2023 and 2024 shall also be conditional upon, in addition to the terms described in section (iv) below, compliance with the Group’s long-term objectives for at least the period 2018-2020. The achievement of long-term objectives may only confirm or reduce the amounts and number of shares deferred and a minimum threshold shall be set below which the deferred incentives shall not be accrued.

Long-term metrics include objectives relating to value-creation and shareholder returns, risk and capital in a multiyear period of at least three years. These metrics shall be aligned with the Group’s strategic plan and reflect its main priorities from a stakeholders’ perspective.

These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be relatively compared to a peer group.

The portion paid in shares in the 2017 and 2018 incentives may not be sold until at least one year has elapsed from delivery thereof.

(iv) Other incentive terms

•	Accrual of the deferred amounts, including performance-linked amounts, shall also be conditional upon the beneficiary remaining in the Group and none of the circumstances set forth in the related malus clauses taking place, all under terms similar to those indicated for 2016.

•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for at least one year from the receipt thereof.

The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances due to internal or external factors and such as regulatory requirements or requests or recommendations issued by regulators or supervisory authorities. If that were the case, such adjustments will be described in detail in the corresponding report of the remuneration committee and in the annual report on director remuneration submitted each year to a consultative vote of the shareholders at the general shareholders’ meeting.

2.3 Holding shares

The share holding policy approved in 2016 will apply in 2017 and 2018, unless the remuneration committee, under exceptional circumstances such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies, were to propose amendments to this policy to the board. Any eventual amendments would be described in detail in the corresponding report of the remuneration committee and in the annual report on director remuneration submitted each year to a consultative vote at the general shareholders’ meeting.

D) TERMS AND CONDITIONS OF EXECUTIVE DIRECTORS’ CONTRACTS

The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank. The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration, are the following:

a) Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement, pre-retirement or a breach by the Bank. The compensation to be paid by the Bank for this prohibition against competition is 80% of the fixed remuneration of the corresponding director, payable 40% on termination of the contract and 60% at the end of the 2-year period.

b) Code of conduct

There is an obligation to strictly observe the provisions of the Group’s general code and of the code of conduct in securities markets, in particular with respect to rules of confidentiality, professional ethics and conflicts of interest.

c) Termination

The contracts are of indefinite duration and do not provide for any severance payment in the case of termination other than as may be required by law.

Notwithstanding the foregoing, if Mr Rodrigo Echenique Gordillo’s contract is terminated before 1 January 2018 for reasons other than his own decision, death or permanent disability or to a serious breach of his obligations, he shall be entitled to receive a severance payment amounting to twice his gross annual salary.

In the event of termination of her contract by the Bank, Ms Ana Botín-Sanz de Sautuola y O’ Shea must remain available to the Bank for a period of four months to ensure a proper transition, during which period she would continue to receive her gross annual salary.

d) Pre-retirement and benefit plans

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not yet reached retirement age:

•	Ms Ana Botín-Sanz de Sautuola will be entitled to pre-retirement in the event of leaving her post for reasons other than breach of duty. In this case, she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of the last variable remunerations of the executive chairman, to a maximum of three. This allotment shall be reduced by 20% in the event of voluntary termination prior to the age of 60.

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•	Mr José Antonio Álvarez Álvarez will be entitled to pre-retire in the event of leaving his post for reasons other than his own free will or breach of duty In that case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior executive vice president.

If Ms Ana Botín-Sanz de Sautuola y O’Shea or Mr José Antonio Álva-rez Álvarez take pre-retirement, they are entitled to receive the annual allotments in the form of an annuity or as capital (i.e. in a lump sum), in whole but not in part.

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans for the benefit of the other executive directors, except in the case of Mr Matías Rodríguez Inciarte, for whom new contributions are not made. The annual contributions are calculated in proportion to the respective pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, or their death or disability (including, if applicable, during pre-retirement). The pensionable base for purposes of the annual contributions is the one indicated above for the calculation of the allotment for pre-retirement (except in the case of Mr José Antonio Álvarez, who, during his term of office as CEO, will have a pensionable base equal to the sum of his fixed remuneration as such and 30% of the average of the last three variable remuneration payments), with the amount of the contributions being 55% in the cases of Ms Ana Botín-Sanz de Sautuola y O’Shea and Mr José Antonio Álvarez Álvarez.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors thereunder belong to them regardless of whether or not they are active in the Bank at the time of their retirement, death or disability. As stated in section c) above, the contracts of these directors do not provide for any severance payment in the case of termination other than as may be required by law.

Mr Rodrigo Echenique Gordillo’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

Finally, the contracts of Ms Ana Botín-Sanz de Sautuola and Mr José Antonio Álvarez Álvarez include a supplemental benefit scheme for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving directors, which entitles the widow/widower and any children under the age of 25 in the case of death, or the director in case of disability, the right to a pension supplemental to that which they would be entitled to receive from Social Security up to an annual maximum amount equal to their respective pensionable bases, as indicated above in connection with the pre-retirement (refers to fixed remuneration as chief executive officer in the case of Mr Álvarez). Income to be received from the benefit system described above shall be deducted from the amount of the supplemental benefit, and the supplemental pension could reach zero (but not less than zero).

e) Insurance and other benefits in kind

The Group has arranged life and health insurance policies for the directors.

In 2016, the premiums for this insurance amounted to 479 thousand euros. In 2017 and 2018, these premiums could vary in the event of a change in the fixed remuneration of directors or in their actuarial circumstances.

Similarly, executive directors are insured by the Bank’s civil liability policy.

Finally, executive directors may receive other benefits in kind (such as employee loans) in accordance with the Bank’s usual policy in regard to senior management.

f) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

g) Other conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

	Date of current contract	By decision of the Bank (months)	By decision of the director (months)
Ms Ana Botín-Sanz de Sautuola y O’Shea	26/01/2015	—	4
Mr José Antonio Álvarez Álvarez	23/02/2015	—	—
Mr Rodrigo Echenique Gordillo	26/01/2015	—	—
Mr Matías Rodríguez Inciarte	26/12/2012	4	4

Payment clauses in place of pre-notice periods are not contemplated.

E) APPOINTMENT OF NEW EXECUTIVE DIRECTORS

The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions, notwithstanding the possibility of amending specific terms of agreements so that, overall, they have conditions similar to those previously described.

In particular, the total remuneration of said director for performing executive duties may not be greater than the highest remuneration received by the current executive directors of the company pursuant to the remuneration policy approved by the shareholders. The same rules shall apply if a director assumes new duties that said director did not previously discharge or becomes an executive director.

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If executive responsibilities are assumed with respect to a specific division or country, the board of directors, at the proposal of the remuneration committee, may adapt the metrics used for the establishing and accrual of the incentive in order to take into account not just the Group but also the respective division or country.

As regards the remuneration of directors in their capacity as such, it shall be included within the maximum distributable amount set by the shareholders and to be distributed by the board of directors as described above.

Additionally, if the new director comes from an entity not included in Grupo Santander, he/she could be the beneficiary of a buy out to offset the loss of variable remuneration corresponding to his/her prior post if he/she had not accepted the engagement offer of the Group. According to the buy out policy approved by the board, following a proposal by the remuneration committee, compensation could be paid fully or partly in shares, subject to the delivery limits approved at the general shareholders’ meeting. Therefore, at the next meeting, authorisation is expected to be sought to deliver a specified maximum number of shares as part of any hires to which the buy out policy applies.

2.6 Preparatory work and decision-making process with a description of the participation of the remuneration committee and the identity of the external advisors

Remuneration committee

At its meeting of 11 February 2016, the remuneration committee prepared this report, section 2.5 of which contained the remuneration policy for the years 2016 and 2017 and 2018, to be submitted for approval at the ordinary general shareholders’ meeting of 2016.

Likewise, the committee prepared the annual report on directors’ remuneration for 2015, in accordance with the regulatory template. These two reports were approved by the board at its meeting of 12 February 2016.

The annual report on directors’ remuneration is expected to be submitted for approval at the ordinary general meeting of 2016 as a separate item of the agenda and on a consultative basis.

External advisors

In all its decision-making processes, the remuneration committee and the board were able to compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group. The assistance of Willis Towers Watson was therefore sought for this purpose.

Annex

Below is a report on the deferred variable remuneration payments to executive directors for financial years prior to 2015.

Variable remuneration in 2011, 2012, 2013 and 2014

Deferred and conditional variable remuneration plan

In 2011, 2012, 2013 and 2014, the board of directors, at the proposal of the appointments and remuneration committee, approved the first, second, third and fourth cycle of the deferred conditional variable remuneration plan, which was used to implement the variable remuneration or bonus for financial years 2011, 2012, 2013 and 2014, respectively, of the executive directors and certain officers (including senior management) and employees whose professional activities have a material impact on the risk profile, who exercise control duties, or whose total remuneration takes them into the same remuneration bracket as that of senior management and employees whose professional activities have a material impact on the risk profile (all of whom are referred to as “identified staff” under the Guidelines on Remuneration Policies and Practices approved by the committee of European Banking Supervisors on 10 December 2010). Since these cycles entail the delivery of shares in the Bank, the shareholders at the general shareholders’ meetings of 17 June 2011, 30 March 2012, 22 March 2013 and 28 March 2014, respectively, approved the application of the first, second, third and fourth cycle of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer payment of a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, in cash and in Santander shares, and to pay upon commencement the other portion of such variable remuneration in cash and in Santander shares, in accordance with the rules described below.

Payment of the deferred percentage of the bonus is paid in a period of three years, and paid in thirds within the fifteen days following the anniversaries of the initial date (date on which the immediate bonus payment is made) in 2013, 2014 and 2015 for the first cycle and within the thirty days immediately following the anniversaries of the initial date in 2014, 2015 and 2016 for the second cycle, in 2015, 2016 and 2017 for the third cycle and in 2016, 2017 and 2018 in the fourth cycle, paying 50% in cash and 50% in shares, provided that the conditions below are met.

Accrual of the deferred remuneration is conditional upon continued service of the beneficiary with the Group and upon the absence, in the judgement of the board and at the proposal of remuneration committee, of any of the following circumstances during the period prior to each of the deliveries under the terms set down in the corresponding plan: (i) poor financial performance by the Group; (ii) violation by the beneficiary of internal rules, particularly those relating to risks; (iii) a material restatement of the Group’s financial statements, except if such restatement is made pursuant to a change in accounting rules, or (iv) significant changes in the Group’s financial capital or risk profile. All this, in each case, according to the regulations of the corresponding cycle of the plan.

On each delivery, beneficiaries are paid an amount in cash equal to the dividends paid on the deferred amount in shares and interest on the amount accrued in cash. In those cases in which the scrip dividend scheme (Santander Dividendo Elección) applies, the price paid is the price offered by the Bank for the free allotment rights corresponding to such shares.

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The maximum number of shares deliverable is calculated based on the amount resulting from applying applicable taxes and the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the board approves the bonus for the Bank’s executive directors for the years 2011, 2012, 2014 and 2014 for the first, second, third and fourth cycles, respectively.

Below is the number of shares (taking gross amounts into account) that corresponded to each of the executive directors under the first four cycles of this plan in early 2015, the amount delivered during the year and the balance at year-end. Also shown is the amount in thousands of euros paid in 2015 under said cycles of this plan.

■ 1. Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2015	Shares delivered in 2015	Shares retired in 2015	Shares pending delivery in 2015	Cash paid in 2015 (thousands of euros)
17 June 2011	47,000	47,000	—	—	319

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2015	Shares delivered in 2015	Shares retired in 2015	Shares pending delivery in 2015	Cash paid in 2015 (thousands of euros)
30 March 2012	104,874	34,958	—	69,916	226

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2015	Shares delivered in 2015	Shares retired in 2015	Shares pending delivery in 2015	Cash paid in 2015 (thousands of euros)
22 March 2013	165,603	66,241	—	99,362	466

Variable remuneration in 2014 (fourth cycle of deferred conditional variable remuneration plan)

Date of implementation	Shares 01/01/2015	Shares delivered in 2015	Shares retired in 2015	Shares pending delivery in 2015	Cash paid in 2015 (thousands of euros)
28 March 2014	304,073	121,629	—	182,444	801

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■ 2. Mr José Antonio Álvarez Álvarez

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
17 June 2011	32,038	32,038	—	—	182

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
30 March 2012	72,140	24,047	—	48,093	155

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
22 March 2013	117,362	58,681	—	58,681	392

Variable remuneration in 2014 (fourth cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
28 March 2014	157,452	78,726	—	78,726	487

■ 3. Mr Matías Rodríguez Inciarte

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
17 June 2011	62,878	62,878	—	—	357

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
30 March 2012	124,589	41,530	—	83,059	267

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
22 March 2013	172,731	69,092	—	103,639	462

Variable remuneration in 2014 (fourth cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
28 March 2014	231,814	92,726	—	139,088	574

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■ 4. Mr Javier Marín Romano[16]

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
17 June 2011	25,960	25,960	—	—	147

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
30 March 2012	58,454	19,485	—	38,969	125

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
22 March 2013	187,125	74,850	—	112,275	500

Variable remuneration in 2014 (fourth cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
28 March 2014	320,563	128,225	—	192,338	793

■ 5. Mr Juan Rodríguez Inciarte [17]

Variable remuneration in 2011 (first cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
17 June 2011	36,690	36,690	—	—	208

Variable remuneration in 2012 (second cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
30 March 2012	72,699	24,233	—	48,466	156

Variable remuneration in 2013 (third cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
22 March 2013	110,747	44,299	—	66,448	296

Variable remuneration in 2014 (fourth cycle of deferred conditional variable remuneration plan)
				Shares	Cash paid in 2015
Date of	Shares	Shares delivered	Shares retired	pending delivery	(thousands
implementation	01/01/2015	in 2015	in 2015	in 2015	of euros)
28 March 2014	179,680	71,872	—	107,808	445

16.	Ceased to be a director on 12 January 2015.
17.	Ceased to be a director on 30 June 2015.

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Report of the remuneration committee 2015
3. Remuneration of non-director members of senior management

3. Remuneration of non-director members of senior management

Remuneration

At its meeting of 25 January 2016, the committee agreed to propose to the board of directors the approval of the bonus for 2015 of members of senior management who are not directors. The 2015 Approved LTI Amount was also set, as mentioned for executive directors in section 2.3.2. The committee’s proposal was approved by the board at its meeting of 26 January 2016.

In 2015, the Bank’s board of directors approved a series of appointments and organisational changes to simplify the Group’s organisation and make it more competitive. The table below shows the amounts of short-term remuneration (immediately payable) for members of senior management at 31 December 2015 and 2014, excluding that corresponding to the executive directors shown previously:

Thousands of euros

		Short-term salary remuneration
		Immediately payable variable remuneration (bonus)
Year	Number of people	Fixed	In cash	In shares[1]	Other remunerations[2]		Total
2015	21	17,838	6,865	6,865	5,016		36,584
2014	25	24,772	9,259	9,259	7,046	[3]	50,336

1.	The amount immediately payable in shares in 2015 was 1,726,893 Santander shares (1,514,738 Santander shares and 148,631 Banco Santander (Brazil) S.A. shares in 2014).
2.	Includes other items of remuneration such as life insurance premiums in the amount of EUR 1,309 thousand (EUR 1,290 thousand in 2014).
3.	Additionally, an extraordinary tax payment of US$6.9 million was made in the United States of America due to the transformation of certain pension plans of Banco Santander, S.A.

The following table shows a breakdown of the deferred (long-term) salary remuneration for members of senior management at 31 December 2015 and 2014. This remuneration is conditional upon compliance with certain established terms for each manager in the corresponding deferral periods.

Thousands of euros

		Long-term salary remuneration
		Variable remuneration (deferred payment)[1]
Year	Number of people	In cash	In shares	LTI [2]	Total
2015	21	7,880	7,880	3,732	19,492
2014	25	11,751	11,751	2,264	25,766

1.	Corresponds to the fourth and fifth cycle of the deferred conditional variable remuneration plan for 2014 and 2015, pursuant to which a portion of variable remuneration for FY2015 and FY2014 will be deferred for five or three years respectively for payment, if any, in fifths or thirds, 50% in cash and 50% in Santander shares, provided that they have complied with the conditions established for the receipt thereof. The 2015 plan was approved at the general shareholders’ meeting of 27 March 2015.
2.	LTI estimated fair value. The accrual and amount of the LTI is subject to, among other things, compliance with the multi-year goals provided for in the plan. LTI shall be received, if applicable, fully in shares and deferred in 2019 for the second cycle approved in 2015, or in thirds (each amount shall be linked to a specific performance objective), for the first cycle approved in 2014. The 2015 plan was approved at the general shareholders’ meeting of 27 March 2015.

Additionally, executive vice-presidents ceasing to carry out their duties in 2015 and who were not members of senior management by the end of the year, received salary remuneration and other remuneration relating to the cessation of their duties for a total amount of EUR 17,803 thousand during the year (EUR 3,349 thousand for those leaving their posts in 2014), while maintaining their long-term salary rights for a total amount of EUR 7,123 thousand (EUR 1,342 thousand for those leaving 2014).

In 2015, the ratio between the variable components of remuneration to the fixed components was 86,7% of the total for executive vice presidents, in all cases respecting the upper limit of 200% set by the shareholders.

See note 5 of the Group’s 2015 annual financial statements for further details.

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3. Remuneration of non-director members of senior management

Remuneration of identified staff

The committee proposes to the board of directors the remuneration of executives whose activities may have a substantial impact on the assumption of significant risks by the Group and the remuneration of executives performing control duties.

The aforementioned professionals, together with the executive directors, the other members of senior management and the employees receiving remuneration similar to that of the senior management make up what is known as the identified staff group.

Every year, the remuneration committee reviews and, if applicable, updates the composition of said group in order to identify the persons within the organisation who fall within the aforementioned parameters.

In 2014, the committee updated the criteria for defining identified staff, for the purposes of conforming said definition to Directive 2013/36/EU, to Law 10/2014, and to Commission Delegated Regulation (EU) No 604/2014 of 4 March 2014, supplementing Directive 2013/36/ EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile. Also, in 2015, at the proposal of the committee, the board approved the policy to determine the Group’s identified staff.

At year-end 2015, and taking into account such update in standards, the group was comprised of 1,281 executives from the entire Group (including the executive directors and the members of senior management who are not directors), which covers 0.66% of the workforce.

The directors within the identified staff other than executive directors are subject to the same remuneration standards applicable to the latter (described in sections 2.3.2 and 2.5), except for (i) the various deferral percentages and terms that apply based on the category thereof; (ii) the possibility that in 2016 the deferred part of the incentive of certain categories of executives is not conditional upon performance but only to the malus clause; and (iii) as happened with the bonuses in previous years, the variable remuneration amount that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer USA is delivered in shares or similar instruments of their own entities. In financial year 2016, the board of directors will maintain its flexibility for agreeing total or partial payment in shares or similar instruments of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).

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Report of the remuneration committee 2015
3. Remuneration of non-director members of senior management

The aggregate amount of the 2015 variable remuneration of identified staff, excluding the amount of remuneration of the executive directors and of the other executive vice presidents (described in earlier sections of this report) was as follows:

■ Remuneration 2015

					Deferred	Deferred
			Immediate	Immediate	payment	payment
Number of			payment in	payment in	in cash	in shares		Other
executives	Fixed	Bonus	cash (30%)[1]	shares (30%)[1]	(20%)[1] and 2	(20%)[1] and 2	LTI	remuneration	Total[3]
1,246[4]	311,175	317,330	91,520	90,637	67,587	67,587	35,276	35,019	698,800

1.	Generally applied percentages. In some countries the percentages to defer may be higher for certain categories of executives, also resulting in a lower proportion of immediate payment. In addition, those officers whose variable remuneration is less than EUR 50,000 are not subject to deferral and receive their full bonus immediately in cash.
2.	In three or five years: 2017, 2018, 2019, 2020 and 2021 subject to continued employment of the beneficiary, with the exceptions provided in the rules of the plan, and the non-triggering of malus clauses.
3.	The amount of the LTI to which the identified staff are entitled was set by the board of directors at a total of 50,394 thousand euros (with a fair value of 35,276 thousand euros). The accrual and amount of the LTI is subject to, among other things, compliance with the multiyear goals provided for in the plan. This LTI shall be received, if applicable, wholly in shares in 2019.
4.	This number includes all members of the Identified Staff who are not executive directors or members of senior management. Pursuant to the qualitative standards of Commission Delegated Regulation (EU) No 604/2014, this number includes the non-executive directors of the Bank, although their remuneration is not included in the figures of this table or in the previous footnote. The remuneration of the non-executive directors in their condition as such, which does not include variable components, is described in section 2.3 herein.

In 2015, the ratio between the variable components of remuneration to the fixed components for the entire identified staff (excluding that corresponding to the remuneration of the executive directors and the other executive vice presidents – as described in this report) was 90.6%, in all cases complying with the limit applicable to each of them.

The amounts set forth above were approved by the board at its meeting of 26 January 2016, as a result of the proposal formulated by the remuneration committee at its meeting of 25 de January 2016.

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Report of the remuneration committee 2015
4. Challenges for 2016

4. Challenges for 2016

The main challenges for the committee in 2016 are as follows:

•	To intensify collaboration with the risk supervision, regulation and compliance committee in establishing rational remuneration policies and practices, particularly with regard to verifying whether the new remuneration system considers the Group’s risk, capital, liquidity and likelihood of, and opportunities for, profits.
•	To continue developing remuneration policies consistent with best international practices, fostering their implementation throughout the Group.

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Report of the remuneration committee 2015
5. Conclusion

5. Conclusion

Throughout 2015, the remuneration committee has properly discharged the responsibilities assigned to it in the Bylaws and the Rules and Regulations of the Board.

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REPORT OF THE COMMITTEES 2015

Report by the risk supervision, regulation and compliance committee 2015

1	2	3	4

Introduction	Activities in 2015	Challenges for 2016	Conclusion

	2.1 Risk

	2.2 Capital and liquidity

	2.3 Compliance

	2.4 Corporate governance and regulation

	2.5 Relations with supervisors and regulators

	2.6 Self-assessment

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Report by the risk supervision, regulation and compliance committee
1. Introduction

“There have always been people with great intelligence and energy in the banking world. Our success in the next few years will hinge on our integrity”

Ana Botín, chairman of Banco Santander

8th International Banking Conference

26 November 2015

1. Introduction

Regulation

The Bank’s risk supervision, regulation and compliance committee was set up in June 2014 and was granted general powers to support and advise the board of directors in regard to the supervision and control of risks, the definition of the Group’s risk policies, relations with supervisory authorities and matters concerning compliance.

This committee’s regulations are contained in articles 54-3 of the Bylaws and 17-3 of the Rules and Regulations of the Board1.

Duties

The competencies of the risk, supervision, regulation and compliance committee may be classified into the following main categories2:

1. Risk:

•	Support and advice to the board in defining and assessing the risk policies affecting the Group and in determining the current and future risk propensity, and the strategy in this regard.

The Group’s risk policy must include:

(i)	Identification of the various types of risk, whether financial or non-financial, facing the Bank, including, among financial or economic risks, contingent and other off-balance liabilities.

(ii)	Setting of the risk appetite considered acceptable for the Bank.

(iii)	The measures envisaged to mitigate the impact of the risks identified, should they materialise.

(iv)	The information and internal control systems to be used to control and manage the aforementioned risks, including those relating to tax.
•	To help the board in supervising implementation of the risk strategy and its alignment with commercial strategic plans.

•	To ensure that the pricing policy of the assets and liabilities offered to customers fully takes into consideration the business model, risk appetite and risk strategy of the Bank.

•	To ascertain and measure the risks resulting from the macroeconomic environment and economic cycles pertaining to the activities of the Bank and its Group.

•	To systematically review the exposures of major clients, economic sectors, geographical areas and types of risk.

•	To oversee the risk function, without prejudice to the board of directors’ direct access thereto.

•	To support and assist the board in conducting stress tests.

•	To ascertain and assess the management tools, improvement initiatives, project implementation and any other relevant activity linked to risk control, including the policy on internal risk models and the internal approval thereof.

•	To determine, along with the board of directors, the nature, amount, format and frequency of information regarding risk to be received by the committee itself and by the board. In particular, the committee will receive periodic information from the Group chief risk officer.

•	To help establish rational and practical remuneration policies. For this purpose, without prejudice to the duties of the remunerations committee, the risk supervision, regulation and compliance committee examines whether the incentives policy envisaged in the remuneration scheme takes into account risk, capital, liquidity and the probability and opportunity of profit.

1.	The Bylaws and the Rules and Regulations of the Board of Banco Santander, S.A. are published on the Group’s corporate website (www.santander.com).
2.	The duties of the risk, supervision, regulation and compliance committee are regulated by article 17-3.4 of the Rules and Regulations of the Board, which were amended by agreement of the board on 29 July 2015, on the basis of a favourable report by the committee, to adapt their content to the latest regulatory changes and recommendations in connection with corporate governance.

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1. Introduction

2. Capital and liquidity:

•	To assist the board in approving the capital and liquidity strategies and to supervise their implementation.

3. Compliance:

•	To supervise and regularly evaluate how the Bank’s compliance programme works, its governance regulations and the compliance function, and to make any necessary proposals for improvement. For this purpose, the committee:

(i)	Shall supervise compliance with the General Code of Conduct, manual and procedures to prevent money laundering and terrorist financing and any other codes and regulations that apply to the industry.

(ii)	Shall receive information and, in the event, issue reports concerning any disciplinary measures applied to members of senior management.

(iii)	Shall supervise the implementation of actions and measures that are the result of reports and inspections by the administrative supervisory and control authorities.

•	Shall periodically assess the operation of the criminal risk prevention model and its efficacy in preventing or mitigating criminal offences, seeking external advice when deemed appropriate, and proposing to the board any changes in the criminal risk prevention model and, in general, the compliance programme, that it deems appropriate based on said assessment.

4. Sustainability, communication and relations with stakeholders:

•	To review the Bank’s corporate social responsibility policy, seeking to ensure that it is oriented towards the creation of value for the Bank, and to follow the strategy and practices established in this connection, assessing the degree of compliance therewith.

•	To supervise the strategy for communication and relations with shareholders and investors, including small and medium-sized investors, as well as to supervise and assess the processes for relations with the various stakeholders.

•	To coordinate the process of communicating non-financial information and information in regard to diversity, in accordance with applicable regulations and accepted international standards.

5. Corporate governance and regulation:

•	To periodically assess the adequacy of the Bank’s corporate governance system, in order that it fulfil its mission of promoting social interest and that it should take into account, as appropriate, the legitimate interests of the remaining stakeholders.

•	To monitor and assess the regulatory proposals and new regulations that may be applicable and their potential consequences for the Group.

•	To report proposals for modifying the Rules and Regulations of the Board prior to their approval by the board.

6. Supervisors and regulators:

•	To support and advise the board in relation to supervisors and regulators in the various countries where the Group operates.

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1. Introduction

Composition of the committee and attendance to its meetings in 2015

At the time of preparing this document, the composition of the risk, supervision, regulation and compliance committee is as follows:

In 2015, the committee’s composition changed as follows:

Mr Rodrigo Echenique Gordillo resigned as a member of the committee on 16 January 2015, when he became an executive director of the Bank.

Mr Bruce Carnegie-Brown has been a member and chairman of the committee since 12 February 2015, when he was appointed a director of the Bank, replacing Mr Fernando de Asúa Álvarez.

Mr Guillermo de la Dehesa Romero, Mr Carlos Fernández González, Ms Isabel Tocino Biscarolasaga and Mr Juan Miguel Villar Mir were appointed members of the committee on 23 February 2015.

Mr Ignacio Benjumea Cabeza de Vaca has been a member of the committee since 1 October 2015, when Ms Sheila C. Bair ceased to be a director and a member of the committee.

The Bylaws and Rules and Regulations of the Board provide that the risk supervision, regulation and compliance committee comprise solely external directors, have a majority of independent directors, and that it be chaired by an independent external director3. At present, all seven members of the committee are external directors, and five of them are independent.

All the members of the committee have proven capacity to discharge their duties in said committee, based on their experience and their knowledge of the matters that are handled by the committee.

The duties of the secretary to the committee correspond, in a non-voting capacity, to the secretary to the board of directors, who is also the Bank’s general secretary, fostering a fluid and efficient relationship with the different units of the Group that are expected to collaborate with or provide information to the committee.

The committee, in accordance with its regulations, approves an annual meeting schedule with at least four meetings. In any event, the committee shall meet whenever convened, either by agreement of the committee itself, or by its chairman. The committee held 13 sessions in 2015.

Members’ attendance to meetings of the risk, supervision, regulation and compliance committee in 2015 was as follows:

■ Number of meetings and attendance*

Mr Bruce Carnegie-Brown	12/12
Mr Guillermo de la Dehesa Romero	11/11
Mr Ignacio Benjumea Cabeza de Vaca	3/3
Mr Carlos Fernández González	10/11
Mr Ángel Jado Becerro de Bengoa	13/13
Ms Isabel Tocino Biscarolasaga	11/11
Mr Juan Miguel Villar Mir	10/11
Mr Fernando de Asúa Álvarez	1/1
Mr Rodrigo Echenique Gordillo	0/0
Ms Sheila C. Bair	9/10

*	The first figure is the number of meetings attended by the director, and the second the number of sessions held in the year since the director has or had been a member of the committee.

In 2015, the estimated average time devoted by each member of the risk, supervision, regulation and compliance committee to preparing and taking part in these meetings was approximately four hours per meeting.

3.	The composition of the risk, supervision, regulation and compliance committee is regulated by articles 54 of the Bylaws and 17-3 of the Rules and Regulations of the Board.

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1. Introduction

The chart below shows the approximate breakdown of the time used for each task at the meetings held by the committee in 2015.

In the above chart, the “Corporate governance and regulation” portion reflects the estimated time spent by the committee in assessing the suitability of the Bank’s corporate governance system, reviewing and preparing documents relating to this matter, gauging the efficiency and compliance with the Bank’s rules and procedures on corporate governance, monitoring and evaluating regulatory proposals, regulatory developments and matters debated in the financial sector that could affect the Bank’s business and its positioning in that regard, and reporting on proposals for modifying the Rules and Regulations of the Board.

How the committee works

The rules governing the committee establish the valid constitution thereof, with the attendance, either present or represented, of more than half of its members, and the adoption of agreements by the majority of those attending, it being possible to designate another member as proxy.

The necessary documentation for each meeting (draft agenda, presentations and minutes of previous meetings) is provided to committee members three business days prior to the meeting date, unless for reasons of urgency this period cannot be upheld, in which case the information shall be provided to members as soon as possible.

Minutes are taken of all meetings of the risk, supervision, regulation and compliance committee, and copies of these are delivered to all members of the board.

The committee is empowered to require the attendance at its meetings of the Bank’s senior executives or any of its employees; it may also harness the help of experts, in application of the special provisions of article 27 of the Rules and Regulations of the Board.

As the following summary of activities shows, the committee is in constant and seamless contact with the Group’s management team, and persons heading the risk division regularly attend its meetings, in particular, the Group’s chief risk officer, and the Group’s chief compliance officer.

Other Group directors responsible for areas performing functions supervised by this committee also took part in the meetings.

In accordance with international best practices, the interaction between the risk supervision, regulation and compliance committee and the audit committee has been intensified, as well as interaction between the former and the remuneration committee, so as to facilitate an exchange of information and the effective supervision of all risks affecting the Group.

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2. Activities in 2015

2. Activities in 2015

This section contains a summary of the risk supervision, regulation and compliance committee’s activities in 2015, classified in accordance with the committee’s basic functions.

2.1 Risk

To comply with the duties and functions attributed to this committee in regard to risk, the risk department has regularly presented the committee a comprehensive overview of the Group’s risks, and specific analyses by region and risk type, as well as various matters and projects relating to the management and control of the Group’s risk, including a review of its risk appetite.

This information and analysis is conducted by providing an overview of all the risks and focusing on those topics that enable the committee to advise the board in connection with risk and, in the event, to draw up suitable recommendations.

Governance

With regard to governance, the committee issued a favourable opinion on the new risk governance model approved by the board at its meeting of 29 September 2015. The new model entered into force on 1 November and is based on the following principles:

•	Separate decision-making functions from control functions.

•	Strengthen the responsibility of the first line of defence in decision-making.

•	Ensure that all decisions concerning risk follow a formal approval process.

•	Ensure there is an overall vision of all types of risks, including those outside the scope of control of the risk function.

•	Strengthen the role of risk control committees, affording them additional powers.

•	To simplify the committees’ structure.

The new model resulted in the creation of two internal risk committees, the executive risk committee, as the body in charge of global risk management, which replaces the board’s executive risk committee, and the risk control committee, as the body in charge of global risk supervision and management, without prejudice to the powers in connection with risk that correspond to the board and its committees.

The risk model serves as a reference for the Group’s units in preparing, developing and executing local risk governance models.

In 2015, the board also approved the corporate frameworks for risk appetite and model risk.

Comprehensive overview of the Group’s risks

With a view to providing a comprehensive overview of all risks, each month the committee received the report, covering the full scope of all the risks identified in the Group’s map. Based on the risk assessment, three levels are established: (i) there is no area requiring attention; (ii) there is an area requiring attention; and (iii) there is cause of concern. Based on these three levels, the report summarises the Group’s risk profile.

This document takes into account regulators’ recommendations in regard to accuracy (the information included must be correct, accurate and have been checked), thoroughness (it must cover all risks, including risk limits and appetite, and it must include forecasts), identification of potential and emerging risks, orientation towards decision-making (it must include the actions proposed to mitigate risks) and usefulness (there must be an adequate balance between data, analysis and qualitative comments).

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2. Activities in 2015

Overview by risk type

To ensure a proper degree of analysis, the committee is presented with specific overviews by risk type. Accordingly, the committee receives information concerning the following risks:

•	Credit risk: monitoring of the risk profile by segments and countries.

•	Market trading risk: the most notable aspects in regard to the management of trading books (risk profile, organisation of the function in the Group, measurement and analysis method, among others) and aspects requiring special attention (liquidity risk, model risk and operating risk associated with market activity). At the request of the committee, it has been informed in detail in regard to the trading risk control metrics and processes, as well as the scenarios used in stress testing and any existing measures to increase operating risk control in the treasury desk.

•	Structural risk and capital: the committee has been informed in regard to structural liquidity risks, interest rate risks and exchange rate risks for the entire Group, without prejudice to the competencies of the ALCO global (asset and liabilities committee), as the body in charge of coordinating and monitoring the management of this type of risk for the entire Group. The capital profile was also monitored, without prejudice to the monitoring performed by the Group’s capital committee.

•	Liquidity and financing risk: the principles and roles involved in liquidity risk management, risk profile, regulatory ratios and risk appetite and metrics, without prejudice to the competencies of the global asset and liabilities committee.

•	Operating risk: monitoring of losses, status of the AORM —advance operational risk management— project and strategy, model, plans, events, priorities and actions in relation to cybersecurity.

•	Compliance and conduct risk: the committee has been regularly informed about this kind of risk, as detailed in section 2.3 herein, with actions focusing on ensuring that the Bank conducts itself in a fair manner with its customers, markets, employees and society at large.

•	Model risk: progress in the concept and model of management and control.

•	Strategic risk: monitoring of the events affecting the course of business and compliance with the Group’s strategic goals.

Overview by unit

In order to facilitate a proper view of risk in the various regions, the committee is informed in regard to the risk profile of the Group’s main units. The reports generally contain an overview of the macroeconomic environment in which the unit operates, a comprehensive look at all the risks, monitoring of the unit’s risk appetite, the main focuses of attention considered relevant by the risk function, potential and emerging risks, and proposed risk mitigation actions.

Risk appetite

It has reviewed the Group’s risk appetite on a quarterly basis, and has verified compliance with the established indicators. Risk reports for the Group’s main units presented to the committee contain detailed information regarding each unit’s respective risk appetite.

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2. Activities in 2015

Matters or projects pertaining to risk

management and control within the Group

The committee was informed in regard to other matters relating to the proper management and control of risks within the Group, such as corporate, strategic or regulatory operations or projects in this connection, most notably:

(i)	Risk identification and assessment (RIA): in order to improve the identification and management of risks, the Bank conducted a risk identification and assessment (RIA), which is a systematic exercise to assess the Group’s risk profile, in both granular terms, gauging risk per activity and segment, and in Group terms, obtaining a global risk profile for the Group. From the methodological standpoint, the exercise comprised three sections: risk level, control environment and sensitivity to risk factors. The result for the year was presented at the committee meeting held on 22 April.

(ii)	Risk data aggregation and risk reporting framework (RDA-RRF): at the committee meeting held on 22 April, the risk data aggregation and risk reporting framework (RDA-RRF) project was also presented. This project is aimed at creating a technological infrastructure that provides support to the Group’s risk reporting framework, to ensure compliance with the principles for the efficient input of data regarding risks and presentation of Basel Committee on Banking Supervision risk reports. The project includes four basic elements: risk reporting framework, databases, records clean-up and process re-engineering. A control model has also been implemented for the process for certifying compliance with the RDA-RRF, and a certification model based on questionnaires applicable to each project sphere and category is used. At the committee meeting of 30 November, a progress report on this project was presented, and it was informed that the goal of compliance with the RDA would be achieved in December.

(iii)	The Volcker Rule project: the head of regulatory project control and coordination reported to the committee in regard to the Volcker Rule project. The Volcker Rule is a centre-piece of the Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA), aimed at reducing risk and increasing transparency in global financial markets. Generally, this rule bans two types of activity, with specific exceptions, by banks whose deposits are insured by the FDIC and by bank holding companies: (i) proprietary trading on financial instruments (with some exceptions, such as operations on US government debt); and (ii) investment, sponsorship and others relating to certain types of funds (covered funds).

The head of regulatory project control and coordination explained the impact of the Volcker Rule and the process of implementing the programme for compliance therewith within the Group, and also referred to the content of the manual on prop trading and investment in covered funds, which received a favourable report by the committee prior to being approved by the board.

(iv)	Advance operational risk management (AORM) programme: the Group’s head of operating risk reported to the committee regarding the AORM programme, as one of the main initiatives for improving operating risk management and control within the Group. This programme was launched in 2014 in order to boost the framework of operating risk control to levels considered advanced under the regulation, with a view to reducing the current level of losses and preventing future writedowns and, in general, enhancing the control environment.

(v)	Capital and liquidity plans: these are described in section 2.2 below.

The committee also helped the board in supervising implementation of the risk strategy and its alignment with commercial strategic plans.

P-18 (3-year plan, 2016 to 2018)

At its meeting of 26 October, the committee issued a favourable report of the P-18, with a view to its approval by the board of directors. This plan is one of the Group’s management tools and includes a cluster of activities and processes aimed at developing three-year business plans (in the case of P-18, from 2016 to 2018) for all units and the consolidated Group. This is a bottom-up exercise in which all the Group’s units prepare their own three-year plans, which must be aligned with the strategy, the risk appetite and the liquidity and capital plans of each unit and of the Group. Based on these local plans, a corporate plan is developed, which covers, in qualitative terms and for the entire Group, the management priorities and projects for the next three years and, in quantitative terms, a financial plan for that period.

2.2 Capital and liquidity

Capital plan (ICAAP)

At its meeting of 22 April, the committee endorsed the annual capital self-assessment report for 2014, which was then approved by the board at its meeting of 23 April.

The report was prepared by the Risk and Financial Management divisions and has been developed in the context of the Group’s business model and new culture —Simple, Personal and Fair—.

Once the report was issued, the mandatory annual capital self-assessment process at Group level concluded. This process identifies the main sources of risk to the Group, analyses the capital resources in relation thereto, conducts stress tests in order to confirm that in all the scenarios envisaged there is sufficient capital and ensures the processes, strategies and systems used for accepting and managing risk are adequate. Moreover, a capital plan is drawn up in accordance with the scenarios envisaged over a three-year time frame.

Liquidity Plan (ILAAP)

At its 23 meeting, the committee endorsed the liquidity plan, which was approved by the board at its meeting of 27 April.

The liquidity plan is an internal self-assessment process of the Group’s liquidity adequacy, which must be integrated with the rest of strategic processes, such as the ICAAP or risk appetite. The adequacy of available liquidity is examined over a time frame of one year, against the minimum goals established for base-case and stressed scenarios, taking into account liquidity buffers and additional measures to hand. The ILAAP has also been developed in the context of the Group’s business model and new culture.

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2. Activities in 2015

2.3 Compliance

The compliance department has attended 11 of the 13 meetings held by the committee in 2015 to report on matters within its sphere of competency.

Governance

On 21 July, the new target operating model (TOM) was presented to the committee, involving a plan to transform the compliance function over a three-year term, in order to situate it as an independent control function in second line of defence, in accordance with the expectations of supervisory bodies and the Group’s organisational models comprising three lines of defence. In accordance with this model, the compliance function comprises the following specialist tasks: regulatory compliance, prevention of money-laundering and terrorist financing, governance of products and consumer protection and reputational risk, and the following transversal duties: coordination with units, governance, planning and consolidation, compliance processes and information systems. It also establishes a clear demarcation of other control functions (risks and internal audit) and support functions (relations with supervisors and public policy).

The new operating model, which was launched in 2015 and is devised for implementation over three years, will apply to all subsidiaries, regardless of any local adaptations that are required, and it contains 20 initiatives grouped into five main pillars: governance, organisation and workforce; frameworks and methodologies; management information and reporting; technology platforms and data; and implementation in the various countries and businesses worldwide.

In accordance with the provisions of the TOM, the general compliance framework was also presented to the committee, and approved by the board on 22 December. This framework is consistent with the model for the relationship between the parent and the Group subsidiaries and with the commitment acquired with the European Central Bank for having a corporate compliance framework in order to cover the plan to transform the compliance function that is being implemented.

Codes of conduct

The compliance department periodically reports to the committee regarding the application of and compliance with the Group’s codes of conduct, of which, the most significant are the General Code of Conduct and the Code of Conduct in Securities Markets. The first applies to all employees and directors of the Group companies. The second applies to persons who, due to their activity, are in contact with the markets. Any non-compliance with these codes is managed in accordance with the procedures and by the committees established for this purpose, in the financial year, there were no material non-compliances with these codes.

At its meeting of 20 May, the committee endorsed the proposed amendments to sections 45 (rules from the manual of conduct in the use of information and communication technologies), 50 (regulatory compliance committee) and 52 (audit committee) of the Group’s General Code of Conduct. This reform was approved by agreement of the board of directors on 26 May.

Criminal risk prevention model (corporate defence)

In 2014, AENOR certification was awarded to the corporate defence model, comprising a set of policies, procedures and controls aimed at preventing criminal risk, whose efficacy was subject to an audit over the last three years. The aforementioned model was the basis for other important projects for the Group, such as the implementation of a corporate programme to prevent corruption. Implementation of the model in the various countries, as well knowledge of the first line of defence, are processes that will soon conclude, along with the establishment of a simpler criminal risk map.

Whistleblowing channels

There are five main whistleblowing channels in which 400 complaints were filed at the Group in 2015.

The most common complaints refer to employees’ behaviour , either unsuitable behaviour or which does not uphold either internal Group regulations or external standards.

Annual report on compliance as a swap dealer

At the 26 March committee meeting, the compliance department referred to the annual report required by the US Commodity Futures Trading Commission (CFTC) concerning policies, procedures and controls in place to ensure compliance with the regulations pertaining to the Bank’s activity as a swap dealer. In accordance with the provisions of said regulations, the report was submitted to the board of directors, which approved it on 23 April.

Product governance and consumer protection

As a result of the programme to transform the compliance function and in accordance with its new organisational model, the former office for the management of reputational risk is now known as the office for product governance and consumer protection. This body’s powers, which previously focused on the development of market models and the control of approval processes and product and services monitoring, now also encompass consumer protection, including, among others, the control and supervision of customer complaints and the analysis of their root cause, the establishment of criteria in this connection, or thematic reviews, and the control of fiduciary risk and the provision of custody services. The committee was informed of this broadening of powers at its meeting of 27 July.

Prevention of money-laundering and terrorist financing

In 2015, the committee was periodically informed by the compliance department in regard to the corporate system for the prevention of money laundering and terrorist financing (PML/TF), as well as specific supervisory actions in this connection that have affected various of the Group’s units.

At the committee meeting of 28 September, compliance referred to the findings of the annual independent expert’s report on the Group’s PML/TF system in Spain for the period between April 2013 and April 2014. The report refers to both the corporate PML/TF system and that of Santander España and its supervised subsidiaries, and focuses mainly on the procedures and internal control and communication bodies. Certain recommendations were drafted with differing degrees of priority and implementation periods.

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2. Activities in 2015

Social and environmental risk

At the committee meeting of 26 March, the compliance department presented the Group’s policies in regard to sensitive industries, noting that an internal task force has been set up to review and update the Bank’s social and environmental policies. At the committee’s behest, on 26 September the proposed review of the socio-environmental policies prepared by that task-force was presented. The proposal was endorsed by the committee, debated at the meeting of the sustainability committee held on 27 November, and approved by the board of directors on 22 December. The specific policies approved were as follows:

(i) Policies that establish general undertakings in regard to social and environmental protection and human rights:

•	Sustainability policy.

•	Human rights policy.

•	Volunteer policy.

•	Climate change policy.

(ii)	Policies that establish criteria for measuring social and environmental risks, which the business and risk functions must take into account in their commercial financing activity, in certain sensitive sectors:

•	Defence policy.

•	Energy policy.

•	Soft commodities policy.

Communications from supervisors and penalties

Compliance also reports to the committee regarding communications from supervisory bodies to the Group’s companies with regard to compliance and conduct and the measures to be adopted in connection with these communications, as well as regarding the main penalties imposed on Group companies, relating mainly to regulatory compliance, the prevention of money-laundering and terrorist financing, and the marketing of financial products and services.

Treasury shares

The compliance department also reports to the committee in regard to the Bank’s treasury shares and compliance with the treasury share policy approved by the board of directors.

2.4 Corporate governance and regulation

Rules and Regulations of the Board

In 2015, the committee issued favourable reports regarding the following proposed amendments to the Rules and Regulations of the Board:

(i)	At its meeting of 20 February, the modification of section 3 of article 13 of the regulations, changing the name of the technology, productivity and quality committee to the innovation and technology committee; this proposal was approved by the board on 23 February.

(ii)	At its meeting of 21 July, the modification of various articles of the regulations and the introduction of some new articles[4], this proposal being approved by agreement of the board on 29 July. The purpose of this reform was:

•	To complete the changes to the Bylaws approved at the ordinary general meeting on 27 March 2015, adapting the Rules and Regulations of the Board to the new aspects of the Spanish Corporate Enterprises Act pursuant to Corporate Governance Law 31/2014, of 3 December.

•	To review and adapt the Bank’s corporate governance rules to the recommendations applicable to it in its dual position as a listed company and credit institution, considering: i) the new code of good governance for listed companies issued by the Securities Market Commission (CNMV) in February 2015; ii) the guide to internal governance issued by the European Banking Authority; and iii) the new Basel corporate governance principles for banks, published on 8 July 2015.

•	To review the functions of the board’s committees in view of recent regulatory changes.

•	To bring the operating rules for the board and its committees into line with the Bank’s current practices.

•	To separately regulate the appointments and remuneration committees and to reform the regulation of the international and innovation and technology committees.

•	To include certain internal rules regarding the Bank’s criminal risk prevention model, considering the modification of article 31-2 of Spain’s Penal Code.

•	To introduce technical improvements or enhancements to the wording or explain certain rules of the Bank’s internal governance.

(iii)	At its meeting of 28 September, the modification of section 1 of article 17-5 of the regulation, increasing the maximum number of members of the innovation and technology committee from seven to eight; this proposal was approved by the board on 29 September.

4.	The following articles were modified: 3.2, 5, 6, 8, 9, 11, 12.1, 12-2.1, 13, 14, 15, 16, 17, 18, 19 (sections 2 and 7), 20, 21, 22 (sections 1 and 2), 23 (sections 2 and 4), 24, 27, 28, 29, 30, 31.1, 32, 33.1, 34.4(b) and 35. A new section 3 was introduced into article 3, plus new articles 9-2, 17-2 (renumbering article 17-2 as 17-3, as a result, and also modifying it), 17-4, 17-5, 28-2 and 32-2. Furthermore, articles 13 to 18 were included in the new chapter on “committees” and the transitory provision was removed.

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2. Activities in 2015

Modifications to the Rules and Regulations of the Board agreed by the board at its meetings of 23 February, 29 July and 29 September were registered with the Companies Register of Cantabria on 4 March, 14 August and 13 October, respectively.

Finally, at its meeting on 26 January 2016, it examined the amendment of section 3 of article 17 quinquies of the regulations which extends the functions of the Innovation and technology committee. This resolution was duly adopted by the board at its meeting on 26 January 2016.

Annual corporate governance report

The finer detail of the Bank’s governance rules and procedures are provided in the annual corporate governance report for 2015, which is prepared in accordance with the Securities Market Act, Order ECC/2575/2015, dated 30 November, determining the content, structure and requirements for publication of the annual corporate governance report, and Circular 5/2013, of 12 June, issued by the Spanish Securities Market Commission (CNMV), establishing annual corporate governance report templates for listed corporations, savings banks and other entities that issue securities accepted for trading in official securities markets (modified by CNMV Circular 7/2015, of 22 December), and in the corporate governance report included in the Group’s annual report.

Public policy and regulation

The committee is periodically informed by heads of the research and public policy services regarding the macroeconomic environment and the economic and political performance and outlook in various countries, as well as in regard to the main regulatory principles, new regulations and matters being debated in the financial sector that could affect the Group’s activity and its position in their connection

Assessment meeting

In its meeting of 11 February 2016, in accordance with the provisions of article 17-3.4.l) of the Rules and Regulations of the Board, the committee assessed the efficiency and compliance with the Bank’s governance rules and procedures.

2.5 Relations with supervisors and regulators

In 2015, the committee read the main reports issued by supervisory authorities in both Spain and other countries where the Group operates. Furthermore, monitoring reports have periodically been delivered in regard to the main matters, including their status, the action plan associated with them and those responsible for their implementation.

The corporate director for relations with supervisors and regulators informed the committee in regard to the presentation scheduled by officials from the European Central Bank and the Bank of Spain before the Bank’s board of directors, in regard to the European Central Bank’s activity as consolidated supervisor of the Group, explaining the organisation, operation and supervisory review and evaluation process (SREP) methodology. The director also outlined the European Central Bank’s priorities in regard to supervision, its main focuses of attention and monitoring in relation to the Group, and the meetings and contacts with local supervisory bodies and regulators in countries where the Group operates.

2.6 Self-assessment

The self-assessment process of the board and its members, as well as its committees, conducted by the board with the support of independent firm Spencer Stuart, welcomed both the composition of the committee and the leadership of its chairman, and the high degree of autonomy and independence in discharging the committee’s responsibilities, which must be separate from those of the rest of committees, and in which regard the committee is making steady progress.

For the purposes of the board’s assessment of the committee’s performance, the former took into account the committee’s report for the previous year, as well as other information concerning its activities and operation supplied to the board.

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3. Challenges for 2016

3. Challenges for 2016

The main challenges for the committee in 2016 are as follows:

•	To consolidate its position as the main body for supervision and control of the Bank’s risk strategy and risk propensity, as well as the functions of compliance and sustainability.

•	To foster the monitoring of non-financial risks (frameworks, profile, metrics, risk appetite, etc.).

•	To intensify cooperation with the remunerations committee in establishing rational remuneration policies and practices, in particular, ensuring the new remuneration system takes into account the Group’s risk, capital, liquidity, probability and opportunity for profit.
•	To continue progressing in the manner of exercising its duties, separating them from those of other committees, and to make further headway in defining the models for reporting to the committee.

•	To develop its duties in connection with sustainability, and relations with supervisors, regulators and stakeholders.

•	To facilitate the exchange of information and effective coverage of all risks (including emerging risks), making any necessary changes to the Bank’s risk governance.

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4. Conclusion

4. Conclusion

Throughout 2015, the risk, supervision, regulation and compliance committee has properly discharged the responsibilities assigned to it in the Bylaws and the Rules and Regulations of the Board.

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© February 2016, Grupo Santander

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 19, 2016	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer